Exhibit 99.3

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held on June 18, 2015

and

MANAGEMENT INFORMATION CIRCULAR

with respect to a proposed

ARRANGEMENT

involving

ALMADEX MINERALS LIMITED

Dated as of May 15, 2015

May 15, 2015

Dear Shareholders:

You are cordially invited to attend the annual general and special meeting of shareholders of Almaden Minerals Ltd. (“Almaden”) to be held at 11:00 a.m. (Vancouver time) on June 18, 2015 at the Terminal City Club - Ceperely Room - 837 West Hastings Street in Vancouver, British Columbia.

At the meeting, among other items of business including the annual election of directors, shareholders will be asked to consider and, if thought fit, to pass, with or without variation, a special resolution to approve a statutory plan of arrangement (the “Plan of Arrangement”) under Section 288 of the Business Corporations Act (British Columbia). The Plan of Arrangement involves, among other things, the distribution of common shares of Almadex Minerals Limited (“Spinco”) to current shareholders of Almaden on a basis of 0.6 Spinco shares per common share of Almaden outstanding. Almaden will transfer to Spinco its early stage exploration projects, royalty interests and certain other non-core assets.

The board of directors of Almaden has determined that the Plan of Arrangement is fair and is in the best interests of Almaden and its shareholders and recommends that the shareholders vote in favour of the special resolution.

The accompanying notice of meeting and management information circular provide a full description of the Plan of Arrangement and include certain additional information to assist you in considering how to vote in respect of the Plan of Arrangement.  You are encouraged to consider carefully all of the information in the accompanying management information circular, including the documents incorporated by reference therein. If you require assistance, you should contact your financial, legal or other professional advisor.

Your vote is important regardless of the number of common shares of Almaden that you own.  If you are a registered holder of common shares of Almaden, we encourage you to take the time now to complete, sign, date and return the enclosed form of proxy by no later than 11:00 a.m. (Vancouver time) on June 16, 2015, to ensure that your shares are voted at the meeting in accordance with your instructions, whether or not you are able to attend in person.  If you hold your common shares of Almaden through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your shares.

On behalf of Almaden, we would like to thank all shareholders for their ongoing support.

Yours very truly,

(signed) Morgan Poliquin

MORGAN POLIQUIN
President, Chief Executive Officer and Director

i

ALMADEN MINERALS LTD.
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT, pursuant to an order of the Supreme Court of British Columbia (the “Court”) dated May 12, 2015 (the “Interim Order”), an annual general and special meeting (the “Meeting”) of the shareholders of Almaden Minerals Ltd. (“Almaden”) will be held at 11:00 a.m. (Vancouver time) on June 18, 2015 at the Terminal City Club - Ceperely Room - 837 West Hastings Street in Vancouver, British Columbia for the following purposes:

1.	to receive and consider the consolidated financial statements of Almaden for the financial year ended December 31, 2014, together with the report of the independent auditor thereon;

2.	to re-appoint Deloitte LLP, Chartered Accountants, as auditor for Almaden for the ensuing financial year and to authorize the directors to fix the remuneration to be paid to the auditor;

3.	to set the number of directors at seven (7) until the next annual general meeting of Almaden;

4.	to elect directors to hold office until the next annual general meeting of Almaden;

5.	to consider, and if thought fit, to confirm ratify and approve an advance notice policy for Almaden;

6.
to consider and, if thought fit, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) to approve a statutory plan of arrangement (the “Plan of Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) which involves, among other things, the distribution of common shares of Almadex Minerals Limited (“Spinco”) to current shareholders of Almaden on a basis of 0.6 Spinco shares per common share of Almaden outstanding, all as more particularly described in the management information circular (the “Information Circular”); and

7.	to transact such further or other business as may properly come before the Meeting and any adjournments and postponements thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting.  Please read it carefully. Copies of the Arrangement Resolution, the Plan of Arrangement, the Interim Order and Notice of Hearing for Final Order are attached to the Information Circular as Schedules “A”, “B”, “C”, and “D”, respectively.

Registered shareholders have a right of dissent in respect of the proposed Plan of Arrangement and to be paid the fair value of their common shares of Almaden. The dissent rights are described in the accompanying Information Circular (and specifically in Schedule “E”).  Failure to strictly comply with the required procedure may result in the loss of any right of dissent.

Only shareholders of record at the close of business May 14, 2015 will be entitled to receive notice of and vote at the Meeting.

DATED this 15th day of May, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Morgan Poliquin

Morgan Poliquin, President, Chief Executive Officer and Director

Registered shareholders of Almaden unable to attend the Meeting are requested to date, sign and return their form of proxy in the enclosed envelope by no later than 11:00 a.m. (Vancouver time) on June 16, 2015. If you are a non-registered shareholder of Almaden and receive these materials through your broker or through another intermediary, please follow the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	68
SECURITIES LAWS CONSIDERATIONS	79
CANADIAN SECURITIES LAWS	79
U.S. SECURITIES LAWS	80
ALMADEN MINERALS LTD.	82
ALMADEX MINERALS LIMITED	82
NAME ADDRESS AND INCORPORATION	82
INTERCORPORATE RELATIONSHIPS	83
DESCRIPTION OF BUSINESS	84
SELECTED PRO FORMA FINANCIAL INFORMATION	138
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)	139
AUTHORIZED AND ISSUED SHARE CAPITAL	147
DIVIDENDS	147
CONSOLIDATED CAPITALIZATION	147
OPTIONS TO PURCHASE SECURITIES	148
PRIOR SALES	151
MARKET FOR SECURITIES	151
PRINCIPAL HOLDERS OF VOTING SECURITIES	151
DIRECTORS AND OFFICERS	151
EXECUTIVE COMPENSATION	153
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	154
AUDIT COMMITTEE AND CORPORATE GOVERNANCE	154
RISK FACTORS	159
AUDITORS, TRANSFER AGENT AND REGISTRAR	164
INTEREST OF EXPERTS	164
MATERIAL CONTRACTS	164
CONSENT OF LEGAL COUNSEL	167
APPROVAL OF ALMADEN MINERALS LTD.	168

LIST OF SCHEDULES
SCHEDULE “A” ARRANGEMENT RESOLUTION	A-1
SCHEDULE “B” PLAN OF ARRANGEMENT	B-1
SCHEDULE “C” INTERIM ORDER	C-1
SCHEDULE “D” NOTICE OF HEARING FOR FINAL ORDER	D-1
SCHEDULE “E” S.237 TO 247 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)	E-1
SCHEDULE “F” PRO FORMA FINANCIAL STATEMENTS OF SPINCO	F-1
SCHEDULE “G” FINANCIAL STATEMENS OF SPINCO	G-1
SCHEDULE “H” CARVE-OUT FINANCIAL STATEMENTS FOR THE SPINCO BUSINESS	H-1
SCHEDULE “I” AUDIT COMMITTEE CHARTER OF SPINCO	I-1

MANAGEMENT INFORMATION CIRCULAR

NOTE TO UNITED STATES SHAREHOLDERS

THE SECURITIES DISTRIBUTABLE IN CONNECTION WITH THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Spinco Shares to be distributed under the Plan of Arrangement have not been registered under the U.S. Securities Act, and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court, which will consider, among other things, the procedural and substantive fairness of the terms and conditions of the Plan of Arrangement to Almaden Shareholders as further described under “Securities Laws Considerations – U.S. Securities Laws”.  The solicitation of proxies hereby is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act.  Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Shareholders in the United States should be aware that such requirements are different than those of the United States.

Likewise, information concerning the properties and operations of Almaden and Spinco has been prepared in accordance with Canadian standards, and may not be comparable to similar information for United States companies.  In particular, disclosure of scientific or technical information regarding mineral prospects in this Information Circular has been made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. For example, the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” are used in this Information Circular to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the SEC does not recognize them and disclosure of information concerning such categories is generally not permitted in documents filed with the SEC. Almaden Shareholders are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, inferred mineral resources or probable mineral reserves will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this Information Circular containing descriptions of the Companies’ mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Financial statements and information included or incorporated by reference herein have been prepared in accordance with international financial reporting standards as issued by the International Accounting Standards Board (“IFRS”), and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies.

Almaden Shareholders should be aware that the distribution of the securities described herein may have tax consequences both in the United States and in the Canada.  Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.  See “Certain United States Federal Income Tax Considerations” for a summary of material federal income tax consequences to U.S. Almaden Shareholders.  Almaden Shareholders should consult their own tax advisors as to the tax consequences of the distribution of securities described herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Almaden and Spinco are incorporated or organized outside the United States, that some or all of their officers and directors and the experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of Almaden and Spinco and said persons are located outside the United States. As a result, it may be difficult or impossible for U.S. Almaden Shareholders to effect service of process within the United States upon Almaden or Spinco, their directors or officers, or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, U.S. Almaden Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

FORWARD-LOOKING STATEMENTS

Statements contained in this Information Circular that are not historical facts are forward-looking statements within the meaning of U.S. and Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties.  Forward-looking statements include, but are not limited to, statements with respect to: (i) the completion and the Effective Date of the Plan of Arrangement; (ii) the date of the hearing for the Final Order; (iii) the timing for delivery of share certificates representing Spinco Shares; and (iv) payments to be made with respect to royalty interests held by Almaden and to be acquired by Spinco.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “objectives”, “potential”, “possible”, “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, or “occur”. These forward-looking statements and forward-looking information are based, in part, on assumptions and factors that may change, thus causing actual results or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information.  Such assumptions and factors include the approval of the Arrangement Resolution by Almaden Shareholders, the approval of the Plan of Arrangement by the Court, and the receipt of the required governmental and regulatory approvals and consents.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Almaden and Spinco, post-Plan of Arrangement, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration and/or reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled “Risk Factors” in this Information Circular.  Although Almaden and Spinco have attempted to identify important factors that could affect Almaden and Spinco and may cause actual actions, events or results to differ materially from those described in forward-looking statements or forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information.  Accordingly, readers should not place undue reliance on forward-looking statements or forward looking information. The forward-looking statements and forward-looking information in this Information Circular speak only as of the date hereof. Almaden and Spinco do not undertake any obligation to publicly update forward-looking statements and forward-looking information contained herein to reflect events or circumstances after the date hereof, except as required by law.

Forward-looking statements and other information contained herein concerning the mining industry and the Companies’ expectations concerning the mining industry are based on estimates prepared by the Companies using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable.  However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics.  While the Companies not aware of any misstatements regarding any mining industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

Certain historical and forward-looking information contained or incorporated by reference in this Information Circular has been provided by, or derived from information provided by, certain persons other than Almaden.  Although Almaden does not have any knowledge that would indicate that any such information is untrue or incomplete, Almaden assumes no responsibility for the accuracy and completeness of such information or the failure by such other persons to disclose events which may have occurred or may affect the completeness or accuracy of such information but which is unknown to Almaden.

TECHNICAL AND THIRD PARTY INFORMATION

Except where otherwise stated and except with respect to the Tuligtic Property (defined below), the disclosure in this Information Circular relating to properties and operations on the properties on which Almaden or Spinco holds or will hold royalty interests is based on information publicly disclosed by the owners or operators of those properties and information/data available in the public domain as at May 14, 2015 (except where stated otherwise), and none of this information has been independently verified by Almaden or Spinco. Specifically, as a royalty holder, Almaden and Spinco have limited, if any, access to properties included their respective portfolios of royalty assets. Additionally, Almaden and Spinco may from time to time receive operating information from the owners and operators of the properties, which they are not permitted to disclose to the public.

Except with respect to the Tuligtic Property, Almaden and Spinco are dependent on publicly available information to prepare required disclosure pertaining to properties and operations on the properties on which Almaden and Spinco hold or will hold royalty interests and generally have limited or no ability to independently verify such information. Although Almaden and Spinco do not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Almaden or Spinco’s royalty interest. Royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of the property.

The disclosure in this Information Circular of a scientific or technical nature for the El Cobre property (the “El Cobre Property”) is based on a NI 43-101 technical report dated November 3, 2014 (the “El Cobre Report”) entitled Technical Report on the El Cobre Property, Veracruz, Mexico and prepared by Kristopher J. Raffle of APEX Geoscience Ltd., a qualified person for the purposes of NI 43-101. The El Cobre Report has been filed on SEDAR under Almaden’s profile at www.sedar.com.

The disclosure in this Information Circular of a scientific or technical nature for the Tuligtic property (the “Tuligtic Property”) is based on the NI 43-101 compliant preliminary economic assessment dated  October 9, 2014 (the “Tuligtic PEA”) entitled Preliminary Economic Assessment of the Ixtaca Project The independent qualified persons responsible for preparing the Tuligtic PEA are: Jesse Aarsen, P.Eng. and Tracey Meintjes, P.Eng. of Moose Mountain Technical Services, Ken Embree, P.Eng. of Knight Piésold, Kristopher Raffle, P.Geo. of APEX Geoscience Ltd., and Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd., all of whom are Qualified Persons for the purposes of NI 43-101. The Tuligtic PEA has been filed on SEDAR under Almaden’s profile at www.sedar.com.

The qualified person for the purposes of NI 43-101 who is responsible for the scientific and technical information contained in this Information Circular, including that based upon the disclosure made by third parties as set out above, is Morgan Poliquin, P.Eng and the President, CEO and Director of Almaden.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed by Almaden with the Canadian Securities Authorities, are specifically incorporated by reference into, and form an integral part of, this Information Circular:

1.
audited consolidated financial statements of Almaden and the related notes thereto, for the years ended December 31, 2014 and 2013 and the Report of independent registered chartered accountant thereon, and the management, discussion and analysis filed in connection with those financial statements; and

2.	annual information form of Almaden, for the year ended December 31, 2014.

Copies of the documents incorporated herein by reference may be obtained on request without charge, from the Chief Financial Officer (the “CFO”) of Almaden at Suite 1103, 750 West Pender Street, Vancouver, British Columbia V6C 2T8 (telephone: (604) 689-7644).  All of these documents are also available through the internet on SEDAR, which can be accessed online at www.sedar.com.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained in this Information Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Any statement so modified or superseded shall not constitute a part of this Information Circular, except as so modified or superseded.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

The historical financial statements of Almaden contained in this Information Circular are reported in Canadian dollars and have been prepared in accordance with IFRS.  All references to dollar amounts in this Information Circular are to Canadian dollars unless stated otherwise or the context otherwise requires.

DATE OF INFORMATION

Information contained in this Information Circular is as at May 15, 2015, unless otherwise indicated.

GLOSSARY OF DEFINED TERMS

In this Information Circular, the following capitalized words and terms shall have the following meanings:

ACB	Adjusted cost base, as defined in the ITA.

Advance Notice Policy
The Almaden policy that provides Almaden Shareholders, directors and management with direction on the procedure for shareholder nomination of Almaden director and a framework wherein Almaden Shareholders must submit directors nominations to Almaden by a fixed deadline prior to any annual or special meeting of Almaden Shareholders by setting forth the information that an Almaden Shareholder must include in the notice to Almaden’s Secretary.

Alianza	Alianza Minerals Ltd.

Almaden	Almaden Minerals Ltd., a corporation existing under the BCBCA.

Almaden America	Almaden America Inc.

Almaden Board	The board of directors of Almaden.

Almaden Option Plan	Almaden’s rolling stock option plan, instituted on July 19, 2005, as amended.

Almaden Optionholders	At the relevant time, the holders of Almaden Options.

Almaden Options	Options to acquire Almaden Shares granted pursuant to the Almaden Option Plan.

Almaden Replacement Option
An option to acquire an Almaden Share granted by Almaden to a holder of an Almaden Option in accordance with the Plan of Arrangement, with the exercise price of each such Almaden Replacement Option determined in accordance with the Plan of Arrangement and the other terms and conditions of each such Almaden Replacement Option determined in accordance with the Almaden Option Plan and any agreements thereunder including, where necessary, appropriate adjustments to any performance-based or other vesting conditions, as such plan and agreements may be amended by the Almaden Board or a committee thereof.

Almaden Replacement Warrant
A warrant to purchase an Almaden Share granted by Almaden to a holder of an Almaden Warrant in accordance with the Plan of Arrangement, with the exercise price of each such Almaden Replacement Warrant determined in accordance with the Plan of Arrangement.

Almaden Shares	Common shares without par value in the capital of Almaden.

Almaden Shareholders	At the relevant time, the holders of Almaden Shares.

Almaden Warrant Adjustment
An amendment to the Almaden Warrants, in which an additional adjustment provision is added to the Almaden Warrants to facilitate the issuance of the Almaden Replacement Warrants and Spinco Replacement Warrants under the Plan of Arrangement.

Almaden Warrantholders	At the relevant time, the holders of Almaden Warrants.
Almaden Warrants	Common share purchase warrants of Almaden exercisable to acquire Almaden Shares.
Appearance
Any person desiring to appear at the hearing to be held by the Court to approve the Plan of Arrangement pursuant to the Notice of Hearing is required to file with the Court and serve upon Almaden at the address set out below, on or before 4:00 p.m., Vancouver time, on June 19, 2015, a notice of his, her or its intention to appear.

Arrangement or Plan of Arrangement
The plan of arrangement attached as Schedule “B” hereto and any amendment thereto made in accordance with the terms thereof and the terms of the Arrangement Agreement or at the discretion of the Court in the Final Order.

Arrangement Agreement	The Arrangement Agreement dated as of May 11, 2015 between Almaden and Spinco, and any amendments thereto.
Arrangement Resolution
The special resolution approving the Plan of Arrangement to be voted on, with or without variation, by Almaden Shareholders at the Meeting substantially in the form attached as Schedule “A” to this Information Circular.

Authorities
Any: (i) multinational, federal, provincial, state, municipal, local or foreign governmental or public department, court, or commission, domestic or foreign; (ii) subdivision or authority of any of the foregoing; or (iii) any quasi-governmental or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above.

BCBCA	Business Corporations Act (British Columbia), as amended.
BCSC	British Columbia Securities Commission.
Business Day	A day that is not a Saturday, Sunday or civic or statutory holiday in British Columbia.
Caballo PEA	Preliminary Economic Assessment of the Caballo Blanco Project dated May 7, 2012.
Caballo Blanco Project
An advanced stage open pit, heap leach gold project located 65 kilometers Northwest of Veracruz, Mexico consisting of two large areas of epithermal gold mineralization, the Northern Zone and the Highway Zone, contained within 13 mineral concessions covering over 54,000 hectares.

Caballo Blanco Property	An exploration property in Veracruz, Mexico containing the Caballo Blanco Project.
Canadian Securities Authorities	The BCSC and the securities regulatory authorities in each of Alberta and Ontario.

Carve-Out or Entity	Almaden Minerals Ltd.’s portion of business activities that relates to the early stage exploration projects, royalty interests and certain other non-core assets.
Carve-Out Financial Statements	The audited carve-out consolidated financial statements and unaudited carve-out consolidated financial statements of the Spinco Business, attached as Schedule “H”.
Cease Trade Order
A cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

CEO	Chief Executive Officer.
CFO	Chief Financial Officer.
CGH	Canadian Gold Hunter Corp.
COBE	Code of Business Ethics.
CODE	Code of Business Conduct and Ethics for Directors.
Code	United States Internal Revenue Code of 1986, as amended.
Comaplex	Comaplex Minerals Corp.
Company	Almaden or Spinco, as the context requires, and means Almaden and Spinco when used in the plural.
Court	The Supreme Court of British Columbia.
Dissenting Resident Holder	A Resident Holder who validly exercises Dissent Rights.
Dissenting U.S. Holder	A U.S. Holder that exercises the right to dissent from the Arrangement.
Dissent Share	Has the meaning ascribed to it under “Summary – The Plan of Arrangement - Summary and Effect of the Plan of Arrangement”.
Dissent Procedures	The procedures to be taken by a registered Almaden Shareholder in exercising Dissent Rights.
Dissent Rights
The rights of a registered Almaden Shareholder to dissent in respect of the Plan of Arrangement and receive fair value for all Almaden Shares held, in the manner set forth in the Interim Order and section 238(1)(d) of the BCBCA, as the same may be modified by the Interim Order or the Final Order, as more particularly described under the heading “Rights of Dissenting Almaden Shareholders”.

EDGAR	Electronic Data Gathering, Analysis and Retrieval of the SEC.

Effective Date
The second Business Day after the date upon which the Companies have confirmed in writing (such confirmation not to be unreasonably withheld or delayed) that all conditions to the completion of the Plan of Arrangement have been satisfied or waived in accordance with the Arrangement Agreement and all documents and instruments required under the Arrangement Agreement, the Plan of Arrangement or the Final Order have been delivered.

Effective Time	12:01 a.m. (Vancouver time) on the Effective Date.
El Cobre Project	The El Cobre copper-gold porphyry exploration project in Mexico.
El Cobre Property	El Cobre copper-gold property in Mexico with a total area of 7,456.4 hectares.
El Cobre Report	Technical Report on the El Cobre Property dated November 3, 2014, Veracruz, Mexico and prepared by Kristopher J. Raffle of APEX Geoscience Ltd.
Electing Almaden Shareholder	A U.S. Holder that has made a timely QEF Election or Mark-to-Market Election with respect to its Almaden Shares.
Eligible Optionee	An Eligible Person to whom an Almaden Option has been granted.
Final Order
The final order to be made by the Court approving the Plan of Arrangement as such order may be amended at any time before the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or amended on appeal.

Fractional Share Amount
In respect of an Almaden Shareholder, the aggregate number of Spinco Shares that the Almaden Shareholder would be entitled to receive on the Share Exchange in the absence of the Round Down Provision, less the aggregate number of Spinco Shares that the Almaden Shareholder is entitled to receive on the Share Exchange having regard to the Round Down Provision.

Gavilan	Minera Gavilan, S.A. de C.V.
Goldgroup	Goldgroup Mining Inc.
Gold Inventory	1,597 ounces of gold bullion.
Gold Mountain	Gold Mountain Mining Corporation.
Governmental Entity
Any domestic or foreign legislative, executive, judicial or administrative body or Person, including the Stock Exchanges and the Securities Regulators, having or purporting to have jurisdiction in the relevant circumstances.

Guidelines	National Policy 58-201 Corporate Governance Guidelines.
Hawk	Hawk Mountain Resources Ltd., a private company owned by Duane Poliquin and his immediate family.

Holder	Has the meaning ascribed to it under the heading “Canadian Federal Income Tax Considerations”.
IFRS	International Financial Reporting Standards as issued by the International Accounting Standards Board.
Information Circular	This Information Circular sent to Almaden Shareholders in connection with the Meeting.
Initial PEA	Preliminary Economic Assessment on the Ixtaca Deposit, Mexico.
Interim Order
The interim order of the Court dated May 12 2015 pursuant to Section 291 of the BCBCA, providing for, among other things, the calling of the Meeting, as attached as Schedule “C” hereto, as such order may be amended.

IRS	Internal Revenue Service (United States).
ITA	Income Tax Act (Canada), as amended from time to time.
Ixtaca Deposit	Part of the Tuligtic Project, which comprises approximately 20,200 hectares, located in the states of Puebla, Mexico.
Management Proxyholders	The persons whose names are printed in the enclosed form of proxy are officers and/or directors of Almaden.
Market Price
The volume weighted average price on the TSX, or another stock exchange where the majority of the trading volume and value of the listed securities occurs, for the five trading days immediately preceding the date of the grant of the option.

Mark-to-Market Election	A mark-to-market election with respect to its Almaden Shares under Section 1296 of the Code.
Meeting
The annual general and special meeting of Almaden Shareholders to be held at 11:00 a.m. (Vancouver time) on June 18, 2015 for the purpose of voting on the matters set out in the notice of annual general and special meeting dated May 15, 2015, including the Arrangement Resolution, and all other matters that may properly come before the meeting and any adjournment or postponement thereof.

Mining Law	The Mining Law of Mexico.
Named Executive Officers or NEOs
Each of the following individuals: (i) a CEO; (ii) a CFO; (iii) each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, for that financial year; and (iv) each individual who would be an NEO under paragraph (iii) but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

New Almaden Share	Class B common shares in the capital of Almaden, having special rights and restrictions identical to those attached to the Almaden Shares.
NI 43-101	Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
NI 52-110	Canadian National Instrument 52-110 – Audit Committees.
NI 58-101	National Instrument 58-101 – Disclosure of Corporate Governance Practices.
NSR	Net smelter return.
Nominating Shareholder	A shareholder who nominates an Almaden Board candidate, pursuant to the Advance Notice Policy.
Nominee
The registered name for a non-registered holder, such as a brokerage firm through which the non-registered holder purchased the shares, bank, trust company, trustee or administrator of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans; or clearing agency such as the Canadian Depository for Securities Limited.

Non-Electing Almaden Shareholder	A U.S. Holder that has not made a timely QEF Election or a Mark-to-Market Election with respect to its Almaden Shares.
Non-resident Holder	Has the meaning ascribed to it under the heading “Canadian Federal Income Tax Considerations”.
Notice Date
A Nominating Shareholder’s notice to the Secretary of Almaden made not less than 30 nor more than 65 days prior to the date of the annual meeting of Almaden Shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date.

Notice of Hearing	The notice of hearing for the Final Order, as attached as Schedule “D”.
Optioned Shares	Has the meaning ascribed to it under the heading “General Proxy Information – Executive Compensation”.
Person
Any individual, sole proprietorship, partnership, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Entity, and a natural person in such person’s capacity as trustee, executor, administrator or other legal representative.

PFIC	Passive foreign investment company.
Pro Forma Financial Statements	The unaudited pro forma consolidated financial statements of Spinco as at September 30, 2014, attached hereto as Schedule “F”.

Proposed Amendments	All specific proposals to amend the ITA and Regulations.
PUC	Paid-up capital, as defined in the ITA.
QA/QC	Quality assurance and quality control.
QEF	Qualified electing fund.
QEF Election	Election of QEF under Section 1295 of the Code.
QFC	Qualified foreign corporation.
Record Date	May 14, 2015, being the date for determining Almaden Shareholders entitled to receive notice of and vote at the Meeting.
Registered Plans	A RRSPs, a RRIFs, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan or a TFSA.
Regulations	Regulations under the ITA.
Regulation S	Regulation S promulgated under the U.S. Securities Act.
Representative	Any director, officer, employee, agent, advisor or consultant of either of Almaden or Spinco, respectively.
Resident Holder	Has the meaning ascribed to it under the heading “Canadian Federal Income Tax Considerations”.
Round Down Provision	Has the meaning ascribed to it under the heading “Summary – The Plan of Arrangement - Summary and Effect of the Plan of Arrangement”.
Royaltyco	Almadex Royalties Limited, a company existing under the BCBCA and a wholly-owned subsidiary of Spinco.
RRIF	Registered retirement income fund.
RRSP	Registered retirement savings plan.
SEC	The United States Securities and Exchange Commission.
Section 3(a)(10) Exemption	The exemption from registration requirements of the U.S. Securities Act provided under Section 3(a)(10) thereof.
Securities Acts	The securities acts or the equivalent securities legislation of British Columbia, Alberta and Ontario, as amended.
Securities Laws or Securities Legislation
The Securities Acts, the U.S. Securities Act and U.S. Exchange Act, the “blue sky” or securities laws of the states of the United States, each as now enacted or as amended and the applicable rules, regulations, rulings, orders, instruments and forms made or promulgated under such laws, as well as the rules, regulations, by-laws and policies of the TSX and TSX-V.

Securities Regulators	The Canadian Securities Authorities and the SEC.

SEDAR	The System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.
SEMARNAT	The Secretary of Environment and Natural Resources in Mexico.
Share Exchange	Has the meaning ascribed to it under the heading “Summary – The Plan of Arrangement - Summary and Effect of the Plan of Arrangement”.
Spinco	Almadex Minerals Limited, a company existing under the BCBCA.
Spinco Board	The board of directors of Spinco.
Spinco Business	The business of Spinco.
Spinco Option Plan	The Spinco stock option plan.
Spinco Replacement Option
An option to acquire a Spinco Share granted by Spinco to a holder of an Almaden Option in accordance with the Plan of Arrangement, with the exercise price of each such Spinco Replacement Stock Option determined in accordance with the Plan of Arrangement and the other terms and conditions of each such Spinco Replacement Stock Option determined in accordance with the Spinco Option Plan and any agreements thereunder and including, where necessary, appropriate adjustments to any performance-based or other vesting conditions, as such plan or agreements may be amended by the Spinco Board or a committee thereof.

Spinco Replacement Warrant
A warrant to purchase a Spinco Share granted by Spinco to a holder of an Almaden Warrant in accordance with the Plan of Arrangement, with the exercise price of each such Spinco Replacement Warrant determined in accordance with the Plan of Arrangement.

Spinco Shares	Common shares without par value in the capital of Spinco.
Spinco Shareholders	At the relevant time, the holders of Spinco Shares.
Subdivision	Has the meaning ascribed to it under the heading “Summary – The Plan of Arrangement – Summary and Effect of the Plan of Arrangement”.
Subsidiary PFIC	Any subsidiary that is also a PFIC.
STP	Securities Trading Policy.
TFSA	Tax-free savings account.
the year	The period of May 22, 2014 to May 14, 2015.

Transferred Assets
The assets to be transferred to Spinco prior to the completion of the Plan of Arrangement, which assets include: (i) a 2% NSR on the Tuligtic Property in Mexico, which hosts the Ixtaca gold-silver development project; (ii) a portfolio of 21 additional NSR royalties on exploration projects in Mexico, Canada and the United States; (iii) a 100% interest in the El Cobre Project in Mexico; (iv) a portfolio of 21 additional exploration projects, many of which are located in eastern Mexico; (v) equity holdings in several publicly-listed companies; (vi) 1,597 ounces of gold bullion; and (vii) approximately $3,000,000 in cash.

Treasury Regulations	Treasury regulations promulgated under the Code.
TSX	Toronto Stock Exchange.
TSX Manual	The Toronto Stock Exchange Company Manual.
TSX-V	TSX Venture Exchange.
Tuligtic PEA	Preliminary Economic Assessment of the Ixtaca Project dated October 9, 2014 and prepared by Jesse Aarsen of Moose Mountain Technical Services
Tuligtic Project	An exploration project on the Tuligtic Property.
Tuligtic Property	Tuligtic property located in Puebla State, Mexico with a total area of 20,200 hectares.
Tuligtic Technical Report	Technical Report on the Tuligtic Property, Puebla State, Mexico by Raffle et al. dated March 13, 2013.
United States	The United States of America, its territories and possessions, any state of the United States and the District of Columbia.
U.S. Exchange Act	The United States Securities Exchange Act of 1934, as amended.
U.S. Holder	Has the meaning ascribed to it under the heading ““Certain United States Federal Income Tax Considerations”.
U.S. Person	U.S. Person as defined in Rule 902(k) of Regulation S.
U.S. Shareholders	Has the meaning ascribed to it under the heading “Securities Laws Considerations – U.S. Securities Laws”.
U.S. Securities Act	The United States Securities Act of 1933, as amended.
VWAP	Volume weighted average price.
WP	Whistleblower Policy.

SUMMARY

The following is a summary of the principal features of the Plan of Arrangement and certain other matters and should be read together with the more detailed information, schedules, and financial data and statements contained elsewhere in this Information Circular and incorporated in this Information Circular by reference.  This summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere in this Information Circular.

The Meeting

Date, Time and Place of Meeting

The Meeting will be held on June 18, 2015, at 11:00 a.m. (Vancouver time) at the Terminal City Club - Ceperely Room - 837 West Hastings Street in Vancouver, British Columbia.

The Record Date

Only Almaden Shareholders of record at the close of business (Vancouver time) on May 14, 2015 will be entitled to receive notice of and vote at the Meeting, or any adjournment or postponement thereof.

Purpose of the Meeting

This Information Circular is furnished in connection with the solicitation of proxies by management of Almaden for use at the Meeting.

At the Meeting Almaden Shareholders will be asked to act on a number of matters. These matters include: (i) receiving and considering the most recent consolidated financial statements of Almaden; (ii) re-appointing Deloitte LLP, Chartered Accountants, as auditor for Almaden and authorizing the directors to fix their remuneration; (iii) setting the number of directors; (iv) electing directors; (v) approving the Advance Notice Policy for Almaden; and (vi) approving a Plan of Arrangement.

The Plan of Arrangement

Purpose

Almaden is engaged in the business of the acquisition, exploration development of mineral properties. Almaden has property interests in Canada, U.S. and Mexico.

On October 21, 2014, Almaden announced its intention to reorganize its business by transferring its early stage exploration projects, royalty interests and certain other non-core assets (collectively, the “Transferred Assets”) to Spinco. The Transferred Assets will be transferred to Spinco in advance of the Plan of Arrangement.

The Plan of Arrangement involves, among other things, the distribution of Spinco Shares held by Almaden to Almaden Shareholders on the basis of 0.6 Spinco Shares per Almaden Share held. Almaden Shareholders will continue to hold their Almaden Shares upon the completion of the Plan of Arrangement.

Reasons for the Plan of Arrangement and Recommendation of the Almaden Board

After careful consideration, the Almaden Board has unanimously determined that the Plan of Arrangement is fair and in the best interests of Almaden and the Almaden Shareholders.  Accordingly, the Almaden Board unanimously recommends that Almaden Shareholders vote FOR the Arrangement Resolution.

The Almaden Board believes the Plan of Arrangement is in the best interests of Almaden for the following reasons:

(a)
The Plan of Arrangement is expected to allow Almaden to focus on the development of its Ixtaca gold-silver deposit (the “Ixtaca Deposit”). The Ixtaca Deposit is part of the Tuligtic Project, comprising approximately 20,200 hectares, located in the states of Puebla, Mexico;

(b)	The Plan of Arrangement is expected to maximize shareholder value by allowing the market to value the Ixtaca Deposit independently of the Transferred Assets; and

(c)	It is expected that transferring the Transferred Assets from Almaden to Spinco will accelerate development of the Transferred Assets and give scope to new acquisitions.

In the course of its deliberations, the Almaden Board also identified and considered a variety of risks and potentially negative factors, including, but not limited to the risks set out under “The Plan of Arrangement – Plan of Arrangement Risk Factors”.

The foregoing discussion summarizes the material information and factors considered by the Almaden Board in their consideration of the Plan of Arrangement.  The Almaden Board collectively reached its unanimous decision with respect to the Plan of Arrangement in light of the factors described above and other factors that each member of the Almaden Board felt were appropriate.  In view of the wide variety of factors and the quality and amount of information considered, the Almaden Board did not find it useful or practicable to, and did not make specific assessments of, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination.  Individual members of the Almaden Board may have given different weight to different factors.

Summary and Effect of the Plan of Arrangement

Prior to the Plan of Arrangement, Almaden will have effected the transfer of the Transferred Assets to Spinco and will hold all of the then outstanding Spinco Shares.

Pursuant to the Plan of Arrangement, the following steps will be deemed to have occurred in the following order:

(a)
Each Almaden Share in respect of which an Almaden Shareholder has exercised Dissent Rights and for which the Almaden Shareholder is ultimately entitled to be paid fair market value (each a “Dissent Share”) shall be deemed to have been repurchased by Almaden for cancellation in consideration for a debt-claim against Almaden to be paid the fair value of such Dissent Share in accordance with the Plan of Arrangement, and such Dissent Share shall thereupon be cancelled.

(b)	The authorized share structure of Almaden shall be reorganized and altered by:

(i)
changing the identifying name of the issued and unissued Almaden Shares from “Common shares” to “Class A Common shares” and amending the special rights and restrictions attached to such shares to provide the holders thereof with two votes in respect of each share held; and

(ii)
creating a new class of shares without par value issuable in an unlimited number with the identifying name “Class B Common shares” (the “New Almaden Shares”) having special rights and restrictions identical to those attaching to the Almaden Shares prior to the amendments described above.

(c)	The issued and outstanding Spinco Common Shares shall be subdivided into that number of Spinco Common Shares (the “Subdivision”) determined by the formula:

A – B

where

A is the number of issued and outstanding Almaden Shares at that time multiplied by 0.6; and

B is the aggregate of all amounts each of which is a Fractional Share Amount in respect of an Almaden Shareholder,

such that following the Subdivision, the number of issued and outstanding Spinco Shares shall be equal to the aggregate number of Spinco Shares distributable to the Almaden Shareholders on the Share Exchange.

(d)	Each holder of an Almaden Option will dispose of its Almaden Option and in consideration therefor will concurrently receive

(i)
one Almaden Replacement Option having an exercise price equal to the product obtained by multiplying: (A) the exercise price of the Almaden Option, by (B) the quotient obtained by dividing the 5 Day VWAP of a New Almaden Share for the period beginning immediately after the conclusion of the Spinco Arrangement by the aggregate of the 5 Day VWAP of a New Almaden Share and the product of 0.6 multiplied by the 5 Day VWAP of a Spinco Share for that period, rounded to the nearest whole cent; and

(ii)
0.6 of a Spinco Replacement Option having an exercise price equal to the product obtained by multiplying: (A) the quotient obtained by dividing the exercise price of the Almaden Option by 0.6, by (B) the quotient obtained by dividing the product of 0.6 multiplied by the 5 Day VWAP of a Spinco Share for the period beginning immediately after the conclusion of the Spinco Arrangement by the aggregate of the 5 Day VWAP of a New Almaden Share and the product of 0.6 multiplied by the 5 Day VWAP of a Spinco Share for that period, rounded to the nearest whole cent.

(e)	Following the Almaden Warrant Adjustment, each Almaden Warrant will be and be deemed to be exchanged for

(i)
one Almaden Replacement Warrant having an exercise price equal to the product obtained by multiplying: (A) the exercise price of the Almaden Warrant, by (B) the quotient obtained by dividing the 5 Day VWAP of a New Almaden Share for the period beginning immediately after the conclusion of the Spinco Arrangement by the aggregate of the 5 Day VWAP of a New Almaden Share and the product of 0.6 multiplied by the 5 Day VWAP of a Spinco Share for that period, rounded to the nearest whole cent, and

(ii)
0.6 of a Spinco Replacement Warrant having an exercise price equal to the product obtained by multiplying: (A) the quotient obtained by dividing the exercise price of the Almaden Warrant by 0.6, by (B) the quotient obtained by dividing the product of 0.6 multiplied by the 5 Day VWAP of a Spinco Share for the period beginning immediately after the conclusion of the Effective Time by the aggregate of the 5 Day VWAP of a New Almaden Share and the product of 0.6 multiplied by the 5 Day VWAP of a Spinco Share for that period, rounded to the nearest whole cent.

(f)	Each Almaden Shareholder shall dispose of all Almaden Shares held to Almaden in exchange for:

(i)	the same number of New Almaden Shares; and

(ii)	that number of Spinco Shares equal to the product of the number of Almaden Class B Common shares held and 0.6, less the Fractional Share Amount, if any, in respect of that Almaden Shareholder

(the “Share Exchange”), and in respect thereof:

(iii)
the name of each Almaden Shareholder shall be removed from the central securities register for the Almaden Shares and added to the central securities register for the Almaden Class B Common shares and the Spinco Shares as the holder of the number of Almaden Class B Common shares and Spinco Shares, respectively, received pursuant to the Share Exchange;

(iv)	the Almaden Shares shall be cancelled and the share capital in respect of such shares shall be reduced to nil; and

(v)
an amount equal to the PUC of the Almaden Shares immediately before the Share Exchange less the aggregate fair market value of the Spinco Shares distributed on the Share Exchange, shall be added to the share capital in respect of the New Almaden Shares issued on the Share Exchange.

(g)	The authorized share structure of Almaden shall be reorganized and altered by:

(i)	eliminating the Almaden Shares from the authorized share structure of Almaden; and

(ii)	changing the identifying name of the issued and unissued New Almaden Shares from “Class B Common shares” to “Common shares”.

No fractional Spinco Shares shall be distributed by Almaden to an Almaden Shareholder on the Share Exchange. To the extent that Almaden would otherwise be required to distribute to an Almaden Shareholder on the Share Exchange an aggregate number of Spinco Shares that is not a round number, the number of Spinco Shares so distributed to the Almaden Shareholder shall be rounded down to the next lesser whole number of Spinco Shares (the “Round Down Provision”) and the Almaden Shareholder shall not receive any compensation in respect thereof.

See “The Plan of Arrangement” for additional information.  A copy of the Plan of Arrangement is attached hereto as Schedule “B”.

Recommendation

The Almaden Board unanimously recommends that the Almaden Shareholders vote FOR the Arrangement Resolution.  See “The Plan of Arrangement – Reasons for the Plan of Arrangement and Recommendation of the Almaden Board”.

Conditions to the Plan of Arrangement

Completion of the Plan of Arrangement is subject to a number of specified conditions being met as of the Effective Time, including:

(a)	the Interim Order shall not have been set aside or modified in a manner unacceptable to Almaden or Spinco, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved by the required number of votes cast by Almaden Shareholders at the Meeting;

(c)
the Court shall have determined that the terms and conditions of the exchange of Almaden Shares for Spinco Shares in the Plan of Arrangement are procedurally and substantively fair to Almaden Shareholders, and the Final Order shall have been obtained in form and substance satisfactory to Almaden and Spinco, each acting reasonably, not later than August 31, 2015 or such later date as Almaden and Spinco may agree;

(d)	the transfer of the Transferred Assets from Almaden to Spinco shall have been completed to the satisfaction of Almaden and Spinco, acting reasonably;

(e)
the TSX-V shall have given conditional acceptance to the listing thereon of the Spinco Shares to be distributed pursuant to the Plan of Arrangement, subject to compliance with the usual requirements of the TSX-V;

(f)
all material consents, orders, rulings, approvals and assurances, including regulatory and judicial approvals and orders, required for the completion of the transactions provided for in the Arrangement Agreement and the Plan of Arrangement shall have been obtained or received from the Authorities, including applicable orders and registrations pursuant to the Securities Act and the comparable securities legislation of the other applicable provinces and territories of Canada to permit the Spinco Shares to be distributed pursuant to the Plan of Arrangement;

(g)
no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of, or relating to, the Plan of Arrangement and there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement and no cease trading or similar order with respect to any securities of Almaden or Spinco shall have been issued and remain outstanding;

(h)
none of the consents, orders, rulings, approvals or assurances required for the implementation of the Plan of Arrangement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by Almaden or Spinco, acting reasonably;

(i)
no law, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Plan of Arrangement, including any material change to the income tax laws of Canada, which would have a material adverse effect upon Almaden Shareholders and Almaden Optionholders if the Plan of Arrangement is completed;

(j)	the Arrangement Agreement shall not have been terminated; and

(k)	no more than 5% of Almaden Shareholders, in the aggregate, shall have exercised their Dissent Rights.

The obligation of each Company to complete the transactions contemplated by the Arrangement Agreement is further subject to the condition, which may be waived by such Company without prejudice to its right to rely on any other condition in its favour, that the covenants of the other Company to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by it and that the representations and warranties of the other Company shall be true and correct in all material respects as at the Effective Date (except for representations and warranties made as of the specific date, the accuracy of which shall be determined as at that specific date), with the same effect as if such representations and warranties had been made at, and as of, such time and each such Company shall receive a certificate, dated the Effective Date, of a senior officer of each other Company confirming the same.

The Arrangement Agreement provides that it may be terminated in certain circumstances before the Effective Date notwithstanding approval of the Plan of Arrangement by the Almaden Shareholders and the Court.  See “The Plan of Arrangement – Effective Date and Conditions of Plan of Arrangement”.

Rights of Dissent

Almaden Shareholders have the right to dissent with respect to the proposed Plan of Arrangement and to be paid the fair value of their Almaden Shares upon strict compliance with the provisions of the Interim Order and applicable law.  See “Rights of Dissenting Almaden Shareholders”.  It is a condition of the Plan of Arrangement that Dissent Rights shall not have been exercised in the aggregate for more than 5% of the outstanding Almaden Shares.

Entitlement to and Delivery of Certificates

As soon as practicable after the Effective Date, Computershare Investor Services Inc. (“Computershare”) will forward, to each registered holder of Almaden Shares who has not dissented to the Arrangement, a letter of transmittal containing instructions with respect to the deposit of certificates for Almaden Shares for use in exchanging their Almaden Share certificates for certificates representing:

(a)          New Almaden Shares; and

(b)          Spinco Shares,

to which they are entitled under the Arrangement. Upon return of a properly completed letter of transmittal, together with certificates formerly representing Almaden Shares and such other documents as Computershare may require, certificates for the appropriate number of New Almaden Shares and Spinco Shares will be distributed.

Income Tax Considerations

Almaden Shareholders, Almaden Optionholders and Almaden Warrantholders should consult their own tax advisors about the applicable Canadian federal, provincial, local and foreign tax consequences of the Plan of Arrangement.

Summary of Canadian Federal Income Tax Considerations

A summary of the principal Canadian federal income tax considerations in respect of the Arrangement is included under the heading “Canadian Federal Income Tax Considerations” and the following is qualified in its entirety thereby.

Almaden does not expect that any Holder will receive a taxable dividend on the Share Exchange. Each Holder will realize a capital gain equal to the amount, if any, by which the fair market value of the Spinco Shares received by the Holder at the time of the Share Exchange, less the amount of any taxable dividend deemed to be received by the Holder exceeds the ACB of the Holder’s Almaden Shares determined immediately before the Share Exchange.

A Non-resident Holder will not be subject to Canadian federal income tax in respect of any such capital gain unless the Holder’s Almaden Shares, at the time of the Share Exchange, are “taxable Canadian property” and are not “treaty-protected property” as defined in the ITA.

A summary of the principal Canadian federal income tax considerations in respect of the Plan of Arrangement is included under the heading “Canadian Federal Income Tax Considerations” and the foregoing is qualified in full by the information in such section.

Summary of Certain United States Federal Income Tax Considerations

A U.S. Holder (as defined below in “Certain United States Federal Income Tax Considerations”) of Almaden Shares generally will be subject to tax on the receipt of Spinco Shares under the Plan of Arrangement as discussed below in “Certain United States Federal Income Tax Considerations.”

In addition, Almaden and/or Spinco may be a PFIC (as defined below in “Certain United States Federal Income Tax Considerations”) for the current taxable year and may be a PFIC for future taxable years, subjecting the U.S. Holders of Spinco Shares, New Almaden Shares and/or Almaden Shares, as applicable, to certain adverse tax consequences.  If either Almaden or Spinco is a PFIC for a taxable year, the complex U.S. federal income tax rules relating to PFICs would apply to U.S. Holders of shares in such entity, potentially resulting in gains realized on the disposition of such shares being treated as ordinary income rather than as capital gains, and the application of interest charges to those gains as well as to certain distributions. Further, certain non-corporate U.S. Holders would not be eligible for the preferential U.S. tax rates on dividends (if any) paid by Almaden or Spinco, as applicable. While the U.S. federal income tax consequences of holding an interest in a PFIC can be mitigated through “qualified electing fund” (“QEF”) and “mark to market” elections, these elections require compliance with certain U.S. tax return and reporting requirements; they may or may not be available; and, if made, they may accelerate the timing of income recognition and/or result in the recognition of ordinary income rather than capital gain. For a more detailed discussion of the consequences of Almaden or Spinco being classified as a PFIC, including a discussion of a QEF election and a Mark-to-Market Election, which could mitigate certain of the adverse tax consequences described above, see "Certain United States Federal Income Tax Considerations" below. The foregoing is qualified in full by the information provided in that section. U.S. Holders are strongly encouraged to read that section in full and to consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences to them, in light of their particular circumstances, of the acquisition, ownership, and disposition of Spinco Shares, New Almaden Shares and Almaden Shares.

Court Approval and Effective Date

The Plan of Arrangement requires approval by the Court under Section 288 of the BCBCA.  Prior to the mailing of the Information Circular, Almaden obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters.  A copy of the Interim Order is attached as Schedule “C” to this Information Circular.  Subject to the approval of the Arrangement Resolution by Almaden Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on June 22, 2015.

At the hearing, the Court will consider, among other things, the substantive and procedural fairness of the terms and conditions of the Plan of Arrangement to those to whom securities will be distributed.  The Court may approve the Plan of Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.  Prior to the hearing on the Final Order, the Court will be informed that the Final Order will also constitute the basis for the Section 3(a)(10) Exemption under the U.S. Securities Act with respect to the Spinco Shares to be distributed pursuant to the Plan of Arrangement.  It is presently contemplated that the Effective Date will be on or about June 30, 2015.  See “The Plan of Arrangement – Court Approval of the Plan of Arrangement and Effective Date”.

Listing of Spinco Shares

Spinco has applied to list the Spinco Shares on the TSX-V. Listing will be subject to the Spinco fulfilling all the listing requirements of the TSX-V. Spinco does not have any of its securities listed or quoted, and has not applied to list or quote any of its securities, on a U.S. marketplace.

Securities Law Information for Canadian Shareholders

The distribution of the Spinco Shares pursuant to the Plan of Arrangement will be exempt from the prospectus requirements of Canadian securities legislation.  With certain exceptions, the Spinco Shares may generally be resold in each of the provinces of Canada, provided the trade is not a “control distribution” as defined in the applicable legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

Upon completion of the Plan of Arrangement, Spinco will be a reporting issuer in British Columbia, Alberta and Ontario.

See “Securities Laws Considerations – Canadian Securities Laws”.

Securities Law Information for United States Shareholders

The Spinco Shares to be distributed to Almaden Shareholders pursuant to the Plan of Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued in reliance upon the exemption from registration provided by the Section 3(a)(10) Exemption and exemptions provided under the securities laws of each state of the United States in which Almaden Shareholders reside.  The restrictions on resale of shares imposed by the U.S. Securities Act will depend on whether the holder of the Spinco Shares distributed pursuant to the Plan of Arrangement is an “affiliate” of Spinco after the Plan of Arrangement.  As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.  See “Securities Laws Considerations – U.S. Securities Laws”.

Almaden Selected Financial Information

The following table sets out selected financial information for the periods indicated which is qualified by the more complete information contained in the audited financial statements of Almaden for the periods ended December 31, 2014 and 2013, as filed on SEDAR at www.sedar.com and incorporated by reference into this Information Circular.

	As at December 31,
	2014	2013
	(audited)	(audited)
Cash and cash equivalents	$8,172,598	$11,994,773
Marketable securities	853,123	1,058,661
Other current assets	688,648	719,890
Other assets	32,304,277	35,214,609
Total assets	$42,018,646	$48,987,933

Current liabilities	$542,578	$1,097,158
Deferred income tax liability	1,839,482
Shareholders’ equity	39,636,586	47,890,775
Total liabilities and shareholders’ equity	$42,018,646	$48,987,933

	As at December 31,
	2014	2013

Revenue	$253,991	$220,432
Expenses	(6,162,566)	(4,330,814)
Other losses	(7,234,610)	(2,246,227)
Loss before income taxes	(13,143,185)	(6,356,609)
Deferred income taxes	(1,839,482)	-
Total loss for the year	$(14,982,667)	$(6,356,609)

Spinco Selected Pro Forma Unaudited Consolidated Summary Financial Information

The following table sets out selected unaudited consolidated pro forma financial information for Spinco as at December 31, 2014, assuming completion of the Plan of Arrangement, and subject to certain adjustments and assumptions, all of which is qualified by the more complete information contained in the unaudited pro forma consolidated financial statements of Spinco as at December 31, 2014 attached as Schedule “F” to this Information Circular (the “Pro Forma Financial Statements”).

As at December 31, 2014

Cash	$3,233,142
Marketable securities	853,123
Other current assets	654,313
Other assets	5,475,800
Total assets	$10,216,378

Current liabilities	$52,890
Shareholders’ equity	10,163,488
Total liabilities and shareholders’ equity	10,216,378

Spinco Pro Forma Share Capitalization

Assuming an issued capital of 73,148,321 Almaden Shares immediately prior to the completion of the Plan of Arrangement, there will be approximately 43,888,993 Spinco Shares issued and outstanding upon completion of the Plan of Arrangement.

There would also be Spinco Replacement Options and Spinco Replacement Warrants outstanding upon completion of the Plan of Arrangement exercisable to purchase 3,747,000 and 5,016,456 Spinco Shares, respectively.

Risk Factors

There are risks associated with the completion of the Plan of Arrangement.  These risks include: (i) Almaden and Spinco may not obtain the necessary approvals for completion of the Plan of Arrangement on satisfactory terms or at all; (ii) the Arrangement Agreement may be terminated in certain circumstances; and (iii) the Market Price for the Almaden Shares may decline.

An investment in a natural resource issuer involves a significant degree of risk.  The Spinco Shares to be distributed to the Almaden Shareholders pursuant to the Plan of Arrangement are speculative and subject to a number of risks.

Almaden Shareholders should review carefully the risk factors set forth under “The Plan of Arrangement – Plan of Arrangement Risk Factors” in this Information Circular and under “Spinco – Risk Factors” in this Information Circular.

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Almaden for use at the Meeting and any adjournments or postponements thereof.

Solicitations will be made by mail and possibly supplemented by telephone, electronic means or other personal contact to be made without special compensation by directors, officers and regular employees of Almaden.  Almaden does not reimburse Almaden Shareholders’ Nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy.  It is not anticipated that any solicitation will be made by specially engaged employees or soliciting agents.  The cost of solicitation will be borne by Almaden.  No director of Almaden has informed management in writing that he or she intends to oppose any action intended to be taken by management at the Meeting.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies.  If given or made, such information or representation must not be relied upon as having been authorized by Almaden.  The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been the information set forth herein will remain true and correct after the date of this Information Circular.  This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate a person who will vote the proxy on behalf of a registered Almaden Shareholder in accordance with the instructions given by the Almaden Shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy are officers and/or directors of Almaden (the “Management Proxyholders”).

An Almaden Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Almaden Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided.  A proxyholder need not be an Almaden Shareholder.

VOTING BY PROXY

Only registered Almaden Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Almaden Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting accompanying this Information Circular in accordance with the instructions of the Almaden Shareholder on any ballot that may be called for and if the Almaden Shareholder specifies a choice with respect to any matter to be acted upon, the Almaden Shares will be voted accordingly.

If an Almaden Shareholder does not specify a choice and the Almaden Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting, including the Arrangement Resolution, and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of Almaden know of no such amendments, variations or other matters to come before the Meeting.

See also the accompanying form of proxy for instructions as to use of telephone and internet voting.

COMPLETION AND RETURN OF PROXY

Each proxy must be dated and signed by the registered Almaden Shareholder or by his/her attorney authorized in writing.  In case of a corporation, the proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

Completed forms of proxy for Almaden must be received at the office of its registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 9th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1 not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment or postponement thereof, unless the chairman of the Meeting elects to exercise his/her discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only Almaden Shareholders whose names appear on the records of Almaden as the registered holders of Almaden Shares, or duly appointed proxyholders are permitted to vote at the Meeting.  Most Almaden Shareholders are “non-registered” Almaden Shareholders because the Almaden Shares they own are not registered in their names but instead are registered in the name of a nominee (a “Nominee”) such as a brokerage firm through which they purchased the shares, bank, trust company, trustee or administrator of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans; or clearing agency such as the Canadian Depository for Securities Limited.  If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with applicable securities regulatory laws, Almaden has distributed copies of its Meeting materials, being the Notice of Meeting, form of proxy and this Information Circular, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Almaden Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of voting instructions, mailing procedures and provide their own return instructions.  If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order to ensure that your shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

Almaden is sending proxy-related materials directly to non-objecting beneficial owners pursuant to National Instrument 54-101 - Communication with Beneficial owner of Securities (“NI 54-101”). Almaden does not intend to pay for intermediaries to forward objecting beneficial owners under NI 54-101 the proxy-related materials and Form 54-107 - Request for Voting Instructions Made by Intermediary. In the case of an objecting beneficial owner, the objecting beneficial owner will not receive the materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery.

REVOCABILITY OF PROXY

Any registered Almaden Shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a registered Almaden Shareholder, his/her attorney authorized in writing or, if the registered Almaden Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of Almaden at any time up to and including the last Business Day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered Almaden Shareholders have the right to revoke a proxy.  Non-registered holders who wish to change their vote must arrange for their Nominees to revoke the proxy on their behalf in accordance with the instructions received from such Nominees.

RECORD DATE, QUORUM AND VOTING OF SHARES

Almaden has set May 14, 2015, as the Record Date for the Meeting.  Only Almaden Shareholders of record as at that date are entitled to receive notice of and to vote at the Meeting.

A quorum for the Meeting is two persons being present in person or being represented by proxy.

Almaden is authorized to issue an unlimited number of Almaden Shares without par value, of which 73,148,321 Almaden Shares were issued and outstanding as of May 14, 2015.  Each issued and outstanding Almaden Share confers upon its holder the right to one vote.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and the officers of Almaden, at the date hereof, no person holds, directly or indirectly, or has control or direction over more than ten (10%) per cent of the outstanding Almaden Shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of Almaden, nor any proposed director of Almaden, nor any person who beneficially owns, directly or indirectly, or who exercises control or direction over Almaden Shares carrying more than 10% of the voting rights attached to all outstanding Almaden Shares, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transaction since the commencement of Almaden’s last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has affected or will materially affect Almaden.

ELECTION OF DIRECTORS

Directors of Almaden are elected at each annual general meeting and hold office until the next annual general meeting unless ceasing to be a director before then.  In accordance with the requirements of Section 461.3 of the Toronto Stock Exchange Company Manual (the “TSX Manual”), Almaden discloses that it has adopted a majority voting policy for the election of directors for non-contested meetings, the details of which are set out below under “Statement of Corporate Governance Practices”.  In the absence of instructions to the contrary, the accompanying form of proxy will be voted for the nominees listed below, all of whom are presently members of the Almaden Board.

The Almaden Board has adopted an advance notice policy (the “Advance Notice Policy”).  The purpose of the Advance Notice Policy is to provide Almaden Shareholders, directors and management with direction on the procedure for shareholder nomination of Almaden directors. The Advance Notice Policy is the framework wherein Almaden Shareholders must submit director nominations to Almaden by a fixed deadline prior to any annual or special meeting of Almaden Shareholders and sets forth the information that an Almaden Shareholder must include in the notice to Almaden’s Secretary.  The Advance Notice Policy is available on EDGAR, is filed under Almaden’s profile on SEDAR at www.sedar.com and may be found on the Company’s website at www.almadenminerals.com.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IF, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES LISTED BELOW, IT IS INTENDED THAT DISCRETIONARY AUTHORITY WILL BE EXERCISED BY THE PERSON NAMED IN THE ACCOMPANYING FORM OF PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS UNLESS THE ALMADEN SHAREHOLDER HAS SPECIFIED THAT THE SHARES REPRESENTED BY PROXY ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF ALMADEN DIRECTORS.

Management proposes that the number of directors for Almaden be set at seven (7) and the Almaden Shareholders will be asked to pass an ordinary resolution to set the number of directors of Almaden at seven (7) for the ensuing year until the next annual general meeting, subject to such increases as may be permitted by the articles of Almaden. Management of Almaden proposes to nominate each of the persons listed in the chart below for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position Held	Director Since	Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)	Principal Occupation During the Past Five Years
DUANE POLIQUIN British Columbia, Canada Chairman and Director	February 1, 2002	2,577,736(5)	Registered Professional Geological Engineer; Chairman and Director of Almaden; Director of Gold Mountain Mining Corporation.
MORGAN POLIQUIN British Columbia, Canada President, Chief Executive Officer and Director	February 1, 2002	1,118,647(5)	Registered Professional Geological Engineer; President, Director and CEO of Almaden; Director of Gold Mountain Mining Corporation.
JOHN (JACK) McCLEARY (3)(4) Alberta, Canada Director	February 1, 2002	290,550	Registered Professional Geologist
GERALD G. CARLSON (2)(3)(4) British Columbia, Canada Director	February 1, 2002	64,000	President and CEO of Pacific Ridge Exploration Ltd.; President and Director of Iron South Mining Corp. to 2013; President and Director of Blue Sky Uranium Corp. to 2012.
JOSEPH MONTGOMERY (2)(3)(4) British Columbia, Canada Director	February 1, 2002	100,000	Registered Professional Engineer; Director of Infrastructure Materials Corp. and Getty Copper Inc.; Director of Cosigo Resources Ltd. to 2014.
MARK T. BROWN (2)(4) British Columbia, Canada Director	June 28, 2011	30,000	President and Director of Pacific Opportunity Capital Ltd.; Director of Alianza Minerals Ltd.
WILLIAM J. WORRALL British Columbia, Canada Director	May 7, 2013	12,500	Barrister and Solicitor; Principal of William J. Worrall, Q.C. Law Corp., a member of Lexas Law Group, an Association of Law Corporations, until his retirement on December 31, 2012.
_____________
Notes:
(1)           as of May 14, 2015.
(2)           Denotes a member of the Almaden Audit Committee.
(3)           Denotes a member of the Almaden Nomination and Corporate Governance Committee.
(4)   Denotes a member of the Almaden Compensation Committee.
(5)   Under a voting trust agreement dated December 17, 2009, the right to vote 5,682,009 Almaden Shares have been given jointly to D. Poliquin and M. Poliquin.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

To the knowledge of management of Almaden, no proposed director (including any personal holding company of a proposed director):

(a)	is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director, CEO or CFO of any company (including Almaden) that:

(i)
was subject to a cease trade or similar order (including a management cease trade order whether or not such person was named in the order) or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (a “Cease Trade Order”) while the proposed director was acting in the capacity as director, CEO or CFO; or

(ii)
was subject to an Cease Trade Order that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO;

(b)
is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director or executive officer of any company (including Almaden) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)	has been subject to:

(i)
since December 31, 2000, any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or before December 31, 2000, the disclosure of which would likely be important to a reasonable securityholder in deciding whether to vote for a proposed director; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director; or

(e)
is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of Almaden acting solely in such capacity.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The compensation of Almaden’s named executive officers (“Named Executive Officers” or “NEOs”) and directors is determined by the Almaden Board upon the recommendations of the Almaden Board’s compensation committee (the “Compensation Committee”).  The Almaden Compensation Committee is composed of four directors from the Board (being Jack McCleary, Gerald Carlson, Joseph Montgomery and Mark Brown), all of whom are independent directors under National Instrument 52-110 – Audit Committees (“NI 52-110”).  All of the members of the Almaden Compensation Committee have experience setting compensation for executives in companies of similar size to Almaden.

Almaden does not have a formal compensation program.  However, the Almaden Compensation Committee meets to discuss and determine the recommendations that it will make to the Almaden Board regarding management compensation, without reference to formal objectives, criteria or analysis.  The general objectives of Almaden’s compensation strategy are: (i) to compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (ii) to align management’s interests with the long-term interests of Almaden Shareholders; (iii) to provide a compensation package that is commensurate with other peer group companies to enable Almaden to attract and retain talent; and (iv) to ensure that the total compensation package is designed in a manner that takes into account Almaden’s constraints by virtue of the fact that it is a mineral exploration company without a history of earnings.

The Almaden Compensation Committee considers and evaluates executive compensation levels on an annual basis against available information for similar companies to ensure that Almaden’s executive compensation levels are within the range of comparable norms.  In selecting similar companies, Almaden primarily looks for public companies that are comparable in terms of business and size.

The Almaden Compensation Committee’s NEO compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value.  The Almaden Compensation Committee recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility.

Currently, the principal components of Almaden’s executive compensation packages are base remuneration, long-term incentive in the form of stock options, and a discretionary annual incentive cash bonus.  The compensation package is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources.

While the Almaden Compensation Committee believes that it is important to use comparable data to assist it in determining appropriate ranges for executive compensation, it also considers other factors when awarding executive compensation, such as the overall financial strength of Almaden, its exploration successes and equity financing success.

Base remuneration is used to provide the Named Executive Officers a set amount of money during the year with the expectation that each Named Executive Officer will perform his responsibilities to the best of his ability and in the best interests of Almaden.

The granting of incentive stock options provides a link between management compensation and Almaden’s share price.  It also rewards management for achieving results that improve Almaden’s performance and thereby increase shareholder value.  Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter.  In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, consideration is given to: the number and terms of outstanding incentive stock options held by the Named Executive Officer; current and expected future performance of the Named Executive Officer; the potential dilution to shareholders and the cost to Almaden; general industry standards and the limits imposed by the TSX and terms of Almaden’s stock option plan (the “Almaden Option Plan”).  Almaden considers the granting of incentive stock options to be a particularly important element of compensation as it allows Almaden to reward each Named Executive Officer’s efforts to increase value for Almaden Shareholders without requiring Almaden to use cash from its treasury.  The terms and conditions of Almaden’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Almaden Option Plan, which is described under “Stock Option Plan” below.

Finally, the Almaden Compensation Committee will consider whether it is appropriate and in the best interests of Almaden to award a discretionary cash bonus to the Named Executive Officers, and if so, in what amount.  A cash bonus may be awarded to reward extraordinary performance that has led to increased value for Almaden Shareholders through strategic corporate transactions, property acquisitions or divestitures, the formation of new strategic or joint venture relationships and/or capital raising efforts.  Demonstrations of extraordinary personal commitment to Almaden’s interests, the community and the industry may also be rewarded through a cash bonus.

The Almaden Compensation Committee considers the implications and risks of Almaden’s compensation policies and practices as a factor in assisting the Almaden Board in approving and monitoring guidelines and practices regarding the compensation and benefits of officers.  In particular, the Almaden Compensation Committee considers the impact compensation and benefits have on NEOs and other senior executives to ensure that they do not take undue risks.  The Almaden Compensation Committee has not identified any risks in Almaden’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on Almaden.

Almaden has a formal policy that does not permit a NEO or director from purchasing or selling call or put options or other derivatives in respect of Almaden’s securities.

In 2014, annual director’s fees of $7,000 were paid, payable or accrued for payment to non-executive directors.  Also in 2014, the chairs of the Almaden Compensation Committee and the Almaden Audit Committee were paid an additional $3,000.

In 2014, Duane Poliquin, through Hawk Mountain Resources Ltd. (“Hawk”), a private company owned by Mr. Duane Poliquin and his immediate family, received compensation by way of an annual management fee.  No year-end bonus or stock options were given to Mr. Duane Poliquin in 2014.  This compensation was based on his executive compensation contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty.  All elements of compensation were approved by the Almaden Board.  Mr. Duane Poliquin’s annual remuneration is based on industry standards and, when paid or granted, the year-end bonus and number of stock options provided to Mr. Duane Poliquin as compensation reflect his responsibilities to Almaden relative to all other bonus or option recipients.  Please refer to the “Summary Compensation Table” below.

In 2014, Morgan Poliquin received compensation by way of an annual salary and the grant of stock options.  This compensation was based on his executive employment contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty.  All elements of compensation were approved by the Almaden Board.  Mr. Morgan Poliquin’s annual salary is based on industry standards and, when paid or granted, the year-end bonus and the number of stock options provided to Mr. Morgan Poliquin reflect his responsibilities to Almaden relative to all other bonus or option recipients.

In 2014, Korm Trieu received compensation by way of an annual salary and the grant of stock options.  No year-end bonus was paid to Mr. Trieu in 2014.  This compensation was based on his executive employment contract with the objective to retain his services, motivate a high level of performance and reward Mr. Trieu for his achievements and loyalty.  All elements of compensation were approved by the Almaden Board.  Mr. Trieu’s annual salary is based on industry standards and when paid or granted, the year-end bonus and the number of stock options granted to Mr. Trieu reflect his responsibilities to Almaden relative to all other bonus or option recipients.

In 2014, Douglas McDonald received compensation by way of an annual salary and the grant of stock options.  No year-end bonus was paid to Mr. McDonald in 2014.  This compensation was based on his executive employment contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty.  All elements of compensation were approved by the Almaden Board.  Mr. McDonald’s annual salary is based on industry standards and, when paid or granted, his year-end bonus and the number of stock options granted to him reflect his responsibilities to Almaden relative to all other bonus or option recipients.

Summary Compensation Table

The following table contains information about the compensation paid or payable to, or earned by, those who were, at December 31, 2014: (i) Almaden’s chairman; (ii) Almaden’s CEO; (iii) Almaden’s CFO; (iv) each of the three other most highly compensated executive officers of Almaden, including any of its subsidiaries, (except those whose total compensation does not, individually, exceed $150,000); and (v) any additional individuals who would be included in (iv) but for the fact the individual was neither an executive officer of Almaden or any of its subsidiaries, nor acting in a similar capacity, as at December 31, 2014.  Almaden presently has four (4) Named Executive Officers, namely Duane Poliquin, chairman of Almaden, Morgan Poliquin, President and CEO, Korm Trieu, CFO and Douglas McDonald, Vice President, Corporate Development.

Set out below is a summary of compensation paid during the three years ended December 31, 2014 to Almaden’s Named Executive Officer.

					Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards(1) ($)	Annual Incentive Plans	Long-Term Incentive Plans	Pension Value ($)	All other Compensation ($)	Total Compensation ($)
Duane Poliquin Chairman (17)	2014	Nil	N/A	Nil	N/A	N/A	N/A	240,000(2)	240,000
	2013	Nil	N/A	Nil	N/A	N/A	N/A	246,300(3)	246,300
	2012	Nil	N/A	132,000(5)	N/A	N/A	N/A	327,000(4)	459,000
Morgan Poliquin President & CEO (17)	2014	265,000	N/A	314,500(7) (8)	N/A	N/A	N/A	Nil	579,500
	2013	265,000	N/A	Nil	N/A	N/A	N/A	Nil	265,000
	2012	315,000(6)	N/A	880,000(9)	N/A	N/A	N/A	Nil	1,195,000
Korm Trieu CFO	2014	185,000	N/A	38,000(10)	N/A	N/A	N/A	Nil	223,000
	2013	185,000	N/A	87,750(11)	N/A	N/A	N/A	Nil	272,750
	2012	198,000(12)	N/A	100,500(13)	N/A	N/A	N/A	Nil	298,500
Douglas McDonald VP, Corporate Development(14)	2014	48,125(15)	N/A	60,000(16)	N/A	N/A	N/A	Nil	108,125
_______________
Notes:

(1)	Comprised of options granted pursuant to the Almaden Stock Option Plan. All options vested upon grant.
(2)	Paid to Hawk for Mr. Poliquin’s management and technical services.
(3)	Paid to Hawk, of which $240,000 was for Mr. Poliquin’s management and technical services and $6,300 was for general and administrative services provided through Hawk.
(4)
Paid to Hawk, of which $225,000 was for Mr. Poliquin’s management and technical services, $90,000 was paid as a year-end bonus and $12,000 was paid for general and administrative services provided through Hawk.

(5)
The value of option-based awards of $132,000 is based on the fair value of the awards ($1.32) calculated at the May 4, 2012 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.2%, a dividend yield of 0%, a weighted average volatility of Almaden’s share price of 75.79% and an estimated option life of 5 years.

(6)	Comprised of $225,000 under an executive employment contract and year-end bonus of $90,000.
(7)
The value of option-based awards of $190,000 is based on the fair value of the awards ($0.76) calculated at the January 2, 2014 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.43%, a dividend yield of 0%, a weighted average volatility of Almaden’s share price of 68.01% and an estimated option life of 5 years.

(8)
The value of option-based awards of $124,500 is based on the fair value of the awards ($0.83) calculated at the July 2, 2014 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.47%, a dividend yield of 0%, a weighted average volatility of Almaden’s share price of 66.05% and an estimated option life of 5 years.

(9)
The value of option-based awards of $880,000 is based on the fair value of the awards ($1.76) calculated at the September 11, 2012 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.22%, a dividend yield of 0%, a weighted average volatility of Almaden’s share price of 77.87% and an estimated option life of 5 years.

(10)
The value of option-based awards of $38,000 is based on the fair value of the awards ($0.76) calculated at the January 2, 2014 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.43%, a dividend yield of 0%, a weighted average volatility of Almaden’s share price of 68.01% and an estimated option life of 5 years.

(11)
The value of option-based awards of $87,750 is based on the fair value of the awards ($1.17) calculated at the April 4, 2013 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.62%, a dividend yield of 0%, a weighted average volatility of Almaden’s share price of 78.27% and an estimated option life of 5 years.

(12)	Comprised of $165,000 under an executive employment contract and year-end bonus of $33,000.
(13)
The value of option-based awards of $100,500 is based on the fair value of the awards ($1.34) calculated at the June 8, 2012 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.2%, a dividend yield of 0%, a weighted average volatility of Almaden s share price of 74.66% and an estimated option life of 5 years.

(14)	Since September 22, 2014.
(15)	Comprised of $175,000 under an executive employment contract effective September 22, 2014.
(16)
The value of option-based awards of $60,000 is based on the fair value of the awards ($0.40) calculated at the October 10, 2014 grant date using the Black-Scholes model assuming a weighted average risk free rate of 0.99%, a dividend yield of 0%, a weighted average volatility of Almaden’s share price of 51.09% and an estimated option life of 2 years.

(17)	Both Duane Poliquin and Morgan Poliquin do not receive compensation as directors of Almaden.

Almaden has in place an executive compensation contract with its chairman, Duane Poliquin, and Hawk whereby Almaden has agreed to pay annual remuneration of $240,000 effective January 1, 2013 to Hawk for Mr. Duane Poliquin’s management and technical services to Almaden.  Under the contract, Hawk is entitled to receive certain benefits if terminated without cause. See “Termination and Change of Control Benefits).

Almaden also has in place an executive employment contract with its President and CEO, Morgan Poliquin, whereby Almaden has agreed to pay an annual salary of $265,000 effective January 1, 2013 to Mr. Morgan Poliquin for providing management and technical services to Almaden.  Under the contract, Mr. Poliquin is entitled to receive certain benefits if terminated without cause. See “Termination and Change of Control Benefits”.

Almaden also has in place an executive employment contract with its CFO, Korm Trieu, whereby Almaden has agreed to pay an annual salary of $185,000 per year effective January 1, 2013 to Mr. Trieu for providing financial, administrative and executive services to Almaden.  Under the contract, Mr. Trieu is entitled to receive certain benefits if terminated without cause. See “Termination and Change of Control Benefits”.

Almaden has in place an executive employment contract with its Vice President, Corporate Development, Douglas McDonald, whereby the Company has agreed to pay an annual salary of $175,000 per year effective September 22, 2014 to Mr. McDonald for providing executive services to Almaden.  Under the contract, Mr. McDonald is entitled to receive certain benefits if terminated without cause. See “Termination and Change of Control Benefits”.

There have been no re-pricing or other significant changes to the terms of any share-based or option-based award program during the most recently completed year.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in the Company’s common shares since December 31, 2009, with the cumulative total return of the S&P/TSX Small Cap Index for Almaden’s five most recently completed fiscal years.

There is little correlation between the compensation of Named Executive Officers and the stock price of Almaden.  Stock prices are affected by many external factors in the mineral exploration industry and the retention and compensation of senior executives to manage Almaden cannot be directly related to stock price. There are two factors that are important in consideration of the stock price as compared to executive compensation: (1) the senior executives of Almaden are significant shareholders of Almaden so that changes in the stock price do affect them directly, and (2) the Almaden Option Plan is the one part of the compensation that is related directly to the compensation of the Named Executive Officers.

Option-Based Awards

Option-based awards are addressed through the Almaden Stock Option Plan. See “Stock Option Plan”. Recommendations for stock option grants are made initially by the Almaden Compensation Committee, and subsequently reviewed and determined by the Almaden Board.  One of the factors considered when setting new option-based awards is the number of option-based awards previously granted to each individual.

The purpose of granting such stock options is to assist Almaden in compensating, attracting, retaining and motivating the officers, directors and employees of Almaden and to closely align the personal interest of such persons to the interest of Almaden Shareholders.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth, for each Named Executive Officer, all share-based awards and option-based awards outstanding at December 31, 2014.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Incentives that have not Vested (#)	Market or Payout Value of Incentives that have not Vested ($)	Market or Payout Value of Vested Share-based Awards not paid out or distributed ($)
Duane Poliquin Chairman	220,000 140,000 100,000 500,000 50,000 100,000	1.14 1.00 2.22 3.29 2.93 2.18	Jan 04, 2015 Jun 21, 2015 Aug 27, 2015 Jun 08, 2016 Aug 15, 2016 May 4, 2017	Nil 19,600 Nil Nil Nil Nil	N/A	N/A	N/A
Morgan Poliquin President & CEO	350,000 100,000 100,000 650,000 500,000 250,000 150,000	1.14 0.92 2.67 3.29 2.63 1.19 1.50	Jan 04, 2015 Jul 16, 2015 Sep 20, 2015 Jun 08, 2016 Sep 22, 2017 Jan 02, 2019 Jul 02, 2017	Nil 22,000 Nil Nil Nil Nil Nil	N/A	N/A	N/A
Korm Trieu CFO	150,000 75,000 75,000 50,000	3.29 2.25 1.98 1.19	Jun 08, 2016 Jun 08, 2017 Apr 03, 2018 Jan 02, 2019	Nil Nil Nil Nil	N/A	N/A	N/A
Douglas McDonald VP, Corporate Development	150,000	1.40	Oct 10, 2016	Nil	N/A	N/A	N/A
    _____________
Note:

(1)	Calculated based on the difference between the market value of the shares underlying the options as at December 31, 2014 ($1.14) and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table outlines, for each Named Executive Officer, the value of option-based awards and share-based awards that vested during the year ended December 31, 2014 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2014.

Name	Option-Based Awards- Value Vested During the Year $	Share-Based-Awards- Value Vested During the Year $	Non-Equity Incentive Plan Compensation – Value Earned During the Year $
Duane Poliquin Chairman	N/A	N/A	N/A
Morgan Poliquin President & CEO	27,500(1) (2)	N/A	N/A
Korm Trieu CFO	5,500(1)	N/A	N/A
Douglas McDonald VP, Corporate Development	Nil(3)	N/A	N/A
_________
Notes:

(1)	Calculated based on the difference between the market value of the shares underlying the options as at January 2, 2014 ($1.30) and the exercise price of the options ($1.19).
(2)	Calculated based on the difference between the market value of the shares underlying the options as at July 2, 2014 ($1.49) and the exercise price of the options ($1.50).
(3)	Calculated based on the difference between the market value of the shares underlying the options as at October 10, 2014 ($1.39) and the exercise price of the options ($1.40).

Pension Plan Benefits

No pension plan or retirement benefit plans have been instituted by Almaden and none are proposed at this time.

Termination and Change of Control Benefits

Except as otherwise disclosed below, there are no compensatory plans, contracts, agreements or arrangements in place that provide for payments to the Named Executive Officers at, following or in connection with any termination of employment (whether voluntary, involuntary or constructive), resignation, retirement or a change in the Named Executive Officer’s responsibilities following a change in control.

Almaden has in place an executive compensation contract with its chairman, Duane Poliquin and Hawk, whereby Hawk is entitled to receive the following benefits:

(a)	if Mr. Duane Poliquin is terminated without cause, payment of an amount equal to 2 times his then current base fee;

(b)	if Mr. Duane Poliquin is terminated by death, payment of an amount equal to 6 months of his then current base fee; and

(c)	if Mr. Duane Poliquin is terminated following a change in control, payment of an amount equal to 3 times his then current base fee.

Almaden has in place an executive employment contract with its President and CEO, Morgan Poliquin, whereby Mr. Morgan Poliquin is entitled to receive the following benefits if terminated:

(a)	if terminated without cause, payment of an amount equal to 2 times his then current base fee;

(b)	if terminated by death, payment of an amount equal to 6 months of his then current base fee; and

(c)	if terminated following a change in control, payment of an amount equal to 3 times his then current base fee.

Almaden has in place an executive employment contract with its CFO, Korm Trieu, whereby Mr. Trieu is entitled to receive the following benefits:

(a)	if terminated without cause, payment of an amount equal to his then current salary; and

(b)	if terminated following a change in control, payment of an amount equal to his then current salary.

Almaden has in place an executive employment contract with its Vice President, Corporate Development, Douglas McDonald, whereby Mr. McDonald is entitled to receive the following benefits:

(a)	if terminated without cause, payment of an amount equal to his then current salary; and

(b)	if terminated following a change in control, payment of an amount equal to his then current salary.

Director Compensation

Other than compensation paid to the Named Executive Officers, and except as noted below, no compensation was paid to directors in their capacity as directors of Almaden or its subsidiaries, in their capacity as members of a committee of the Almaden Board or of a committee of the board of directors of its subsidiaries, or as consultants or experts, during the year ended December 31, 2014.

The following table sets forth for each of the directors of Almaden, other than directors who are also Named Executive Officers, the total compensation received during the most recently completed financial year.

Name	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)
James E. McInnes(3)	2,450(1)	Nil	Nil	Nil	Nil	Nil	2,450
John (Jack) McCleary	10,000(1)(2)	Nil	Nil	Nil	Nil	Nil	10,000
Gerald G. Carlson	7,000(1)	Nil	Nil	Nil	Nil	Nil	7,000
Joe Montgomery	10,000(1)(2)	Nil	Nil	Nil	Nil	Nil	10,000
Barry Smee	7,000(1)	Nil	Nil	Nil	Nil	Nil	7,000
Mark T. Brown	7,000(1)	Nil	Nil	Nil	Nil	700(3)	7,700
William J. Worrall	4,550(1)	Nil	Nil	Nil	Nil	Nil	4,550
___________
Notes:

(1)       Director’s fees.
(2)       Almaden Audit Committee chair fee and Almaden Compensation Committee chair fee.
(3)       To May 7, 2014.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth for each of the directors of Almaden, other than directors who are also Named Executive Officers, all option-based awards and share-based awards outstanding at December 31, 2014.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Incentives that have not Vested (#)	Market or Payout Value of Incentives that have not Vested ($)	Market or Payout Value of Vested Share-based awards not paid out or distributed ($)
John (Jack) McCleary	100,000 50,000 50,000 50,000 25,000	0.92 2.73 3.29 2.93 2.18	Jul 16, 2015 Nov 22, 2015 Jun 08, 2016 Aug 15, 2016 May 4, 2017	22,000 Nil Nil Nil Nil	N/A	N/A	N/A
Gerald G. Carlson	50,000 25,000 50,000 50,000 25,000 50,000	1.14 2.73 3.29 2.93 2.18 1.19	Jan 04, 2015 Nov 22, 2015 Jun 08, 2016 Aug 15, 2016 May 4, 2017 Jan 02, 2019	Nil Nil Nil Nil Nil Nil	N/A	N/A	N/A
Joe Montgomery	225,000 25,000	3.29 2.18	Jun 08, 2016 May 4, 2017	Nil Nil	N/A	N/A	N/A
Barry Smee	100,000 125,000 25,000	2.22 3.29 2.18	Apr 27, 2015 Jun 08, 2017 May 4, 2017	Nil Nil Nil	N/A	N/A	N/A
Mark T. Brown	75,000 25,000 25,000 100,000 25,000	1.14 3.29 2.18 2.53 1.19	Jan 04, 2015 Jun 08, 2016 May 4, 2017 Nov 22, 2017 Jan 02, 2019	Nil Nil Nil Nil Nil	N/A	N/A	N/A
William J. Worrall	250,000	1.66	June 18, 2018	Nil	N/A	N/A	N/A
_________
Note:

(1)	Calculated based on the difference between the market value of the shares underlying the options as at December 31, 2014 ($1.14) and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each director of Almaden, other than directors who are also Named Executive Officers, the value of option-based awards and share-based awards which vested during the year ended December 31, 2014 and the value of non-equity incentive plan compensation earned during the most recently completed financial year.

Name	Option-Based Awards- Value Vested During the Year $	Share-Based Awards- Value Vested During the Year $	Non-Equity Incentive Plan Compensation – Value Earned During the Year $
John (Jack) McCleary	N/A	N/A	N/A
Gerald G. Carlson	5,500(1)	N/A	N/A
Joe Montgomery	N/A	N/A	N/A
Barry Smee	N/A	N/A	N/A
Mark T. Brown	2,750(1)	N/A	N/A
William J. Worrall	Nil	N/A	N/A
________
Note:

(1)	Calculated based on the difference between the market value of the shares underlying the options as at January 2, 2014 ($1.30) and the exercise price of the options ($1.19).

Securities Authorized For Issue Under Equity Compensation Plans

The following table sets forth the requisite equity compensation plan information as at the end of Almaden’s most recently completed financial year:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders	6,245,000	$2.23	1,069,832
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	6,245,000	$2.23	1,069,832

Stock Option Plan

The Almaden Option Plan was created as an amendment to the then existing fixed number plan with the approval of disinterested shareholders at Almaden’s annual general meeting held on May 18, 2005 and June 26, 2014.  The Almaden Option Plan has also been approved by the TSX.  Under the Almaden Option Plan, options are authorized to be granted to a maximum of 10% of the issued and outstanding Almaden Shares at the time of the grant. There have been no amendments to the Almaden Option Plan since the most recent approval by Almaden Shareholders.

The TSX Manual requires that the following information be provided on an annual basis.  Under Section 613 of the TSX Manual, insiders who are eligible participants under the Almaden Option Plan are not entitled to vote to approve unallocated options, rights or other entitlements under the Almaden Option Plan.

Under the Almaden Option Plan, eligible participants include:

(a)	an employee, senior officer or director of Almaden or any related company;

(b)	a consultant;

(c)	an issuer, all the voting securities of which are held by persons described in (a) and (b); and

(d)	a management company employee.

A total of 150,000 Almaden Shares were issued through options granted and exercised under the Almaden Option Plan from May 23, 2014 to May 14, 2015, the Record Date.

A total of 6,245,000 Almaden Shares are issuable through actual grants under the Almaden Option Plan, being 8.5% of the issued and outstanding Almaden Shares as of the Record Date.

A maximum of 7,314,832 Almaden Shares are issuable under the Almaden Option Plan being 10% of the issued Almaden Shares as of the Record Date.  There are, therefore, 1,069,832 Almaden Shares issuable through options available for grant under the Almaden Option Plan, representing 1.5% of the issued and outstanding Almaden Shares as of the Record Date.

There is no maximum percentage of Almaden Shares which may be issued to insiders of Almaden. The Almaden Option Plan contains provisions that limit the number of shares reserved for any one consultant or person providing investor relations activities to 2% of the issued shares of Almaden in any 12 month period.  This limitation, as it relates to persons providing investor relations activities, applies only if the shares of Almaden are listed in Canada only on the TSX. The shares of Almaden are currently listed on the TSX and the NYSE MKT.

The exercise price for options to acquire Almaden Shares granted pursuant to the Almaden Option Plan (“Almaden Options”) is to be the price per Almaden Share specified in the Almaden Option Plan which cannot be less that the market price (the “Market Price”). Market Price means the volume weighted average price (“VWAP”) on the TSX, or another stock exchange where the majority of the trading volume and value of the listed securities occurs, for the five trading days immediately preceding the date of the grant of the option.  VWAP is calculated by dividing the total value by the total volume of securities traded for the relevant period.  The five day VWAP may not accurately reflect the securities’ current Market Price and TSX may adjust the VWAP based on relevant factors including liquidity, trading activity immediately before, during or immediately after the relevant period or any material events, changes or announcements occurring immediately before, during or immediately after the relevant period.

The Almaden Option Plan contains the following provision as to stock appreciation rights: “An Eligible Person to whom an Almaden Option has been granted (“Eligible Optionee”) may, rather than exercise any Almaden Option to which the Eligible Optionee is then entitled pursuant to the Almaden Option Plan, elect to terminate such Almaden Option, in whole or in part, and, in lieu of purchasing the Almaden Shares to which the Almaden  Option, or part thereof, so terminated relates (the “Optioned Shares”), elect to exercise the right to receive that number of Almaden Shares, disregarding fractions, which, when multiplied by the VWAP have a value equal to the product of the number of Optioned Shares to which the Almaden Option, or part thereof, so terminated relates, multiplied by the difference between the Market Price determined as of the day immediately preceding the date of termination of such Almaden Option, or part thereof, and the exercise price per share of the Optioned Shares to which the Almaden Option, or part thereof, so terminated relates, less any amount (which amount may be withheld in Optioned Shares) required to be withheld on account of income taxes, which withheld income taxes will be remitted by Almaden.  VWAP shall be calculated for five consecutive trading days before such date on the TSX.”

Almaden Options granted to consultants performing investor relations activities vest over a 12 month period with no more than 25% of such options so granted vesting in any three month period.  The term of any Almaden Option granted under the Almaden Option Plan will generally expire five years following the date of grant period.

Almaden Options will terminate on the earliest of the following:

(a)	Termination Date – The termination date specified for such Almaden Option in the Almaden Option Plan;

(b)
Death of Optionee – If the employment of an Optionee as an employee of, or the services of a consultant providing services to, Almaden or any related company, or the employment of an Optionee as a management company employee, or the position of the Optionee as a director or senior officer of Almaden or any related company, terminates as a result of such Optionee’s death, any Almaden Options held by such Optionee shall pass to the qualified successor of the Optionee and shall be exercisable by such qualified successor until the earlier of a period of twelve months following the date of such death and the expiry of the term of the Almaden Option;

(c)
Cessation of Employment – Upon an Optionee’s employment with Almaden being terminated for cause, any option not exercised terminates immediately.  If an Optionee is a director and is removed from office, any option not exercised terminates immediately. If an Optionee becomes permanently disabled, any option may be exercised for a period of six months after the date of permanent disability.  If an Optionee’s employment, office, term as a director, or service provider relationship is ended or expires other than by termination for cause, such option may be exercised for a period of thirty days after such ending;

(d)
Amalgamation – In the event of Almaden proposing to amalgamate, merge or consolidate with or into any other company (other than with a wholly owned subsidiary of Almaden) or to liquidate, dissolve or wind up, or in the event an offer to purchase the Almaden Shares or any part thereof shall be made to all the holders of Almaden Shares, Almaden shall have the right, upon written notice to each Optionee holding options under the Almaden Option Plan, to permit the exercise of all such options within the 30 day period next following the date of such notice and to determine that upon expiration of such 30 day period that all rights of the Optionees to such options or to exercise same (to the extent not theretofore exercised) shall terminate and to have no force and effect; and

(e)	Sale, Transfer, Assignment or Hypothecation – The date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Almaden Option.

Almaden Options granted under the Almaden Option Plan are generally not assignable or transferable.

The Almaden Option Plan provides that, subject to the approval of the TSX, if required, and the terms of the Almaden Option Plan, the Almaden Board may terminate, suspend or discontinue the Almaden Option Plan at any time or amend or revise the terms of the Almaden Option Plan.

Notwithstanding the generality of the foregoing, the power of the Almaden Board to amend the Almaden Option Plan is limited to the following:

(a)	amendments of a “housekeeping” nature;

(b)	a change to the vesting provisions of a security;

(c)	a change to the termination provisions of a security of the Almaden Option Plan which does not entail an extension beyond the original expiry date; and

(d)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Almaden Option Plan reserve.

It is a policy of the TSX that, because the Almaden Option Plan is silent in respect thereof, shareholder approval is required for any other amendment or revision to the terms of the Almaden Option Plan and nothing in the Almaden Option Plan shall be construed as authorizing the directors to make amendments to the Almaden Option Plan without Almaden Shareholder approval to effect:

(a)
any amendment to the number of securities issuable under the Almaden Option Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by security holders will not require an additional security holder approval;

(b)	any change to eligible participants which would have the potential of broadening or increasing insider participation;

(c)	the addition of any form of financial assistance;

(d)	any amendment to a financial assistance provision which is more favourable to participants;

(e)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Almaden Option Plan reserve; and

(f)	the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer.

No amendments to the Almaden Option Plan were adopted in the last fiscal year.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of Almaden or any of its subsidiaries, the proposed nominees for election as directors of Almaden, nor any associates or affiliates of the foregoing, is or has been indebted to Almaden or any of its subsidiaries, in connection with a purchase of securities or otherwise, at any time since the beginning of Almaden’s most recently completed financial year. No such indebtedness is outstanding as at the date of this Information Circular nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Almaden or any of its subsidiaries under any securities purchase programs or otherwise. Almaden has no securities purchase or other programs.

DIRECTORS’ AND OFFICERS’ INDEMNITY AND INSURANCE

Almaden has contracted with each director and officer to indemnify each of them against liability incurred in their capacity as an officer or director to the extent permitted in accordance with the provisions of the BCBCA. Almaden has obtained insurance coverage for such indemnity to a policy limit aggregate of $5,000,000 with a deductible of $50,000 per claim.

MANAGEMENT CONTRACTS

No management functions of Almaden or any of its subsidiaries are to any substantial degree performed other than by the directors or executive officers of Almaden or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Information Circular: (i) no director, proposed director or executive officer of Almaden; (ii) no person or company who beneficially owns, or controls or directs, directly or indirectly, or a combination of both, common shares of Almaden, carrying more than ten percent of the voting rights attached to the outstanding Almaden Shares; (iii) no director or executive officer of a person or company that is itself an insider or subsidiary of Almaden; and (iv) no associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction since the commencement of Almaden’s most recently completed financial year, or in any proposed transaction that has materially affected or would materially affect Almaden, except with respect to an interest arising from the ownership of Almaden Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of Almaden Shares.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Deloitte LLP, Chartered Accountants, as auditors of Almaden to hold office until the close of the next annual general meeting of Almaden and to authorize the directors to fix the remuneration to be paid to the auditor.

CONFIRMATION, RATIFICATION AND APPROVAL OF ADVANCE NOTICE POLICY

Background

On January 28, 2013, the Almaden Board adopted an Advance Notice Policy, which was amended on May 1, 2015. Copies of the Advance Notice Policy and the amended Advance Notice Policy are available on SEDAR at www.sedar.com and will be available at the Meeting.

Purpose of the Advance Notice Policy

The purpose of the Advance Notice Policy is to provide shareholders, directors and management of Almaden with direction on the procedure for shareholder nomination of directors. The Advance Notice Policy is the framework by which Almaden seeks to fix a deadline by which holders of record of Almaden Shares must submit director nominations to Almaden prior to any annual or special meeting of Almaden Shareholders and sets forth the information that a shareholder must include in the notice to Almaden for the notice to be in proper written form.

Effect of the Advance Notice Policy

Subject only to the BCBCA and the articles of Almaden, only persons who are nominated in accordance with the following procedures are eligible for election as directors of Almaden. Nominations of persons for election to the Almaden Board may be made at any annual meeting of Almaden Shareholders, or at any special meeting of Almaden Shareholders if one of the purposes for which the special meeting was called was the election of directors:

(a)	by or at the direction of the Almaden Board, including pursuant to a notice of meeting;

(b)
by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the BCBCA, or a requisition of the shareholders made in accordance with the provisions of the BCBCA; or

(c)	by any person (a “Nominating Shareholder”):

(i)
who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for in the Advance Notice Policy and at the close of business on the record date for notice of such meeting, is entered in Almaden’s securities register as a holder of one or more common shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

(ii)	who complies with the notice procedures set forth in the Advance Notice Policy.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of Almaden at Almaden’s principal executive offices.

In the case of an annual meeting of Almaden Shareholders, a Nominating Shareholder’s notice to the Secretary of the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting of Almaden Shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date. In the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), a Nominating Shareholder’s notice to the Secretary of the Company must be made not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. In the event of any adjournment or postponement of a meeting of shareholders or the reconvening of any adjourned or postponed meeting of shareholders or the announcement thereof, a new time period for the giving of a Nominating Shareholder’s notice as described above will commence.

To be in proper written form, a Nominating Shareholder’s notice to the Secretary of Almaden must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

(i)	the name, age, business address and residential address of the person;

(ii)	the principal occupation or employment of the person during the 5 years preceding the notice;

(iii)
the class or series and number of shares in the capital of Almaden which are directly or indirectly controlled or directed or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and

(iv)
any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCBCA and Applicable Securities Laws; and

(b)
as to the Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of Almaden and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCBCA and Applicable Securities Laws.

For purposes of the Advance Notice Policy: (a) “public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by Almaden under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and (b) “Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

Almaden may require any proposed nominee to furnish such other information as may reasonably be required by Almaden to determine the eligibility of such proposed nominee to serve as an independent director of Almaden or that would reasonably be expected to be material to a reasonable shareholder’s understanding of the independence and/or qualifications, or lack thereof, of such proposed nominee. No person shall be eligible for election as a director of Almaden unless nominated in accordance with the provisions of the Advance Notice Policy; provided however, that nothing in the Advance Notice Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which such shareholder would have been entitled to submit a proposal pursuant to the provisions of the BCBCA or at the discretion of the chairman of Almaden. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the Advance Notice Policy and, if any proposed nomination is not in compliance with the Advance Notice Policy, to declare that such defective nomination shall be disregarded.

Notwithstanding any other provision of the Advance Notice Policy, notice given to the Secretary of Almaden pursuant to the Advance Notice Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of Almaden for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of Almaden; provided that if such delivery or electronic communication is made on a day which is a not a Business Day or later than 5:00 p.m. (Vancouver time) on a day which is a Business Day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a Business Day. Notwithstanding the foregoing, the Almaden Board may, in its sole discretion, waive any requirement in the Advance Notice Policy.

If the Advance Notice Policy is confirmed, ratified and approved at the Meeting, the Advance Notice Policy will continue to be effective and in full force and effect in accordance with its terms and conditions beyond the termination of the Meeting. Thereafter, the Advance Notice Policy will be subject to an annual review and will reflect changes as required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

If the Advance Notice Policy is not confirmed, ratified and approved at the Meeting, the Advance Notice Policy will terminate and be of no further force or effect from and after the termination of the Meeting.

Accordingly, at the Meeting, the Almaden Shareholders will be asked to pass the following ordinary resolution:

“BE IT RESOLVED that:

(a)
the Company’s Advance Notice Policy (the “Advance Notice Policy”) as adopted by the Board of Directors of the Company (the “Board”) on January 28, 2013, and amended on May 1, 2015, be and is hereby confirmed, ratified and approved;

(b)
the Board be authorized in its absolute discretion to administer the Advance Notice Policy and amend the Advance Notice Policy in accordance with its terms and conditions to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, so as to meet industry standards, or as otherwise determined to be in the best interest of the Company and its shareholders; and

(c)
any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the foregoing ordinary resolution.

The Almaden Board recommends that shareholders vote FOR the resolution confirming, ratifying and approving the Company’s Advance Notice Policy.

If the foregoing resolution is not passed, the Advance Notice Policy will expire at the conclusion of the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This Statement of Corporate Governance Practices has been prepared by the Nomination and Corporate Governance Committee of the Almaden Board and has been approved by the Almaden Board.

General

The Almaden Board recognizes that good corporate governance is of fundamental importance to the success of Almaden. Almaden’s governance practices are the responsibility of the Almaden Board and the Almaden Board has delegated some of its responsibilities to develop and monitor Almaden’s governance practices to the Nomination and Corporate Governance Committee.

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires disclosure of corporate governance practices of Almaden formulated in accordance with National Policy 58-201 Corporate Governance Guidelines (together hereinafter referred to as the “Guidelines”). This Statement of Corporate Governance Practices sets out the Almaden Board’s assessment of Almaden’s corporate governance practices, which are generally in accordance with the Guidelines.

In this Statement of Corporate Governance Practices, the term “independent” with reference to a director or Almaden Audit Committee member has the meaning given to the term in the Guidelines and is generally as follows: a director or Almaden Audit Committee member is independent if he or she has no direct or indirect material relationship with Almaden. A “material relationship” is a relationship which could, in the view of the Almaden Board, be reasonably expected to interfere with the exercise of the director’s or Almaden Audit Committee member’s independent judgement. The Guidelines provide specific directions as to the individuals considered to have a material relationship with a company and specifically includes the following:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the company;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the company;

(c)           an individual who:

(i)	is a partner of a firm that is the company’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the company’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the company’s audit within that time;

(e)
an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the company’s current executive officers serves or served at that same time on Almaden’s Compensation Committee;

(f)
an individual who received, or whose immediate family member who is employed as an executive officer of the company received, more than $75,000 in direct compensation from the company during any 12 month period within the last three years;

(g)
an individual who accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the company or any subsidiary entity of the company, other than as remuneration for acting in the capacity as a member of the Almaden Board or any Almaden Board committee; and

(h)	an individual who is an affiliated entity of the company or any of its subsidiaries.

An “executive officer” means an individual who is a chair, vice-chair or president of the company, a vice-president of the company in charge of a principal business unit, division or function of the company, or an officer of the company or of any of its subsidiaries or any other individual who performs a policy making function for the company or subsidiary.

An individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the company’s financial statements.

In accordance with recommendations in National Policy 51-201 – Disclosure Standards the Company has also adopted a Corporate Communications Policy.

Board of Directors

The Almaden Board, with the assistance of counsel to Almaden, is responsible for determining whether or not each director is “independent” or “not independent”. To assist the Almaden Board, each director is required to disclose any material interest in or business relationship with Almaden and his shareholding in Almaden.

The Almaden Board is currently comprised of seven members, one member, Barry W. Smee, having resigned effective January 31, 2015.  The Almaden Board, using the information provided to the Almaden Board by each director as aforesaid, has determined that Duane Poliquin and Morgan Poliquin are not independent directors of the Almaden Board. Accordingly, a majority of the members of the Almaden Board (5 of 7) are independent. As the CEO of Almaden, Morgan Poliquin is not independent and as a paid consultant through Hawk and as the chair of Almaden, Duane Poliquin is not independent.

The chair of the Almaden Board is not an independent director.

There were five (5) meetings of the Almaden Board held during the period commencing May 22, 2014 and ending on the Record Date (“the year”).  The following table indicates the number of meetings attended by each director during the year.

Director	Attendance
Duane Poliquin	5/5
Morgan Poliquin	5/5
Jack McCleary	5/5
Joseph Montgomery	4/5
Gerald G. Carlson	4/5
Mark T. Brown	4/5
William J. Worrall	3/5
Barry W. Smee	4/5

The members of the Almaden Board who are independent are entitled and encouraged to hold meetings at which non-independent directors are not in attendance. Jack McCleary is the lead director of the independent directors. There were four (4) meetings of the independent directors held during the year.

Certain of our directors are directors of other reporting issuers (or the equivalent) in Canada or foreign jurisdictions, as set out below.

Director	Name of Issuer(s)
Duane Poliquin	Gold Mountain Mining Corporation
Morgan Poliquin	Gold Mountain Mining Corporation
Mark. T Brown	Pacific Opportunity Capital Ltd., Alianza Minerals Ltd., Avrupa Minerals Ltd., Big Sky Petroleum Corp., Galileo Petroleum Ltd., Strategem Capital Corp., Sutter Gold Mining Inc.
Joseph Montgomery	Infrastructure Materials Corp. and Getty Copper Inc.
Gerald G. Carlson	Pacific Ridge Exploration Ltd.

For particulars of any directorship in a reporting issuer held by a director of Almaden see “Election of Directors” in this Information Circular.

Board Mandate

Almaden also believes that director and management honesty and integrity are essential factors in ensuring good and effective corporate governance. The Almaden Board has adopted a written mandate.

The mandate of the Board is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In fulfilling its mandate, the Board, among other matters, is responsible for:

(a)	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan, taking into account the risk and opportunities of the Company’s business;

(b)	identifying the principal risks of the Company’s business and implementing appropriate systems to manage such risks;

(c)
satisfying itself, to the extent reasonably feasible, of the integrity of the CEO and other executive officers (if any) and ensuring that all such officers create a culture of integrity throughout the Company and developing programs of succession planning (including appointing, training and monitoring senior management);

(d)
creating the Company’s internal control and management information systems and creating appropriate policies for matters including communications, securities trading, privacy, audit, whistleblowing and codes of ethical conduct;

(e)	managing its affairs including selecting its Chair, nomination of candidates for election to the Board, constituting committees of the Board and determining director compensation; and

(f)	engaging any necessary internal and/or external advisors.

Director Term Limits and Other Mechanisms of Almaden Board Renewal

Almaden has not adopted term limits or other mechanisms for board renewal. Almaden does not consider it is yet appropriate to force any term limits or other mechanisms of board renewal at this time.

Policies Regarding the Representation of Women on the Almaden Board

Almaden plans to adopt a written policy with respect to the identification and nomination of women directors (the “Almaden Diversity Policy”). The Almaden Diversity Policy will require that the Almaden Board consider diversity on the Almaden Board from a number of aspects, including but not limited to gender, age, ethnicity and cultural diversity. In addition, when assessing and identifying potential new members to join the Almaden Board or Almaden’s executive team, the Almaden Board shall consider the current level of diversity on the Almaden Board and the executive team. As the Almaden Diversity Policy has not yet been adopted, Almaden is not yet able to measure its effectiveness.

Consideration of the Representation of Women in the Director Identification and Selection Process

Pursuant to the Almaden Diversity Policy, the Almaden Board will consider and evaluate the representation of women on the Almaden Board when identifying and nominating candidates for election and reelection to the Almaden Board. Almaden will focus its search for new directors purely based on the qualification of potential candidates, regardless of their gender.

Consideration Given to the Representation of Women in Executive Officer Appointments

Pursuant to the Almaden Diversity Policy, the Almaden Board will consider and evaluate the representation of women in Almaden’s executive officer positions when identifying and nominating candidates for appointment as executive officers. Almaden will focus its search for new executive officers purely based on the qualification of potential candidates, regardless of their gender.

Almaden’s Targets Regarding the Representation of Women on the Almaden Board and in Executive Officer Positions

Almaden has not established a target for the representation of women on the Almaden Board or in executive officer positions of Almaden by a specific date. Almaden does not think it is appropriate to set targets because Almaden focuses its search for new directors and executive officers purely based on the qualification of potential candidates, regardless of their gender.

Number of Women on the Almaden Board and in Executive Officer Positions

As at the date of this Information Circular, none of Almaden’s directors are women. As at the date of this Information Circular, none of executive officers of Almaden are women.

Majority Voting Policy

The Almaden Board believes that each of its members should carry the confidence and support of Almaden Shareholders and, accordingly, has adopted a majority voting policy for the election of directors at non-contested meetings.  The majority voting policy provides that, in a non-contested election of directors, voting will be by ballot and, if the number of shares “withheld” for any nominee exceeds the number of shares voted “for” the nominee, then, notwithstanding that such director is duly elected as a matter of corporate law, he or she shall, within five days following the date of the final scrutineer’s report on the ballot, tender his or her written resignation to the chairman of the Almaden Board.  A “non-contested election” means an election where the number of nominees for director is not greater than the number of directors to be elected.  Under the majority voting policy, the Almaden Nomination and Corporate Governance Committee will consider such offer of resignation and will make a recommendation to the Almaden Board concerning the acceptance or rejection of the resignation.  The Almaden Board will take formal action on the Almaden Nomination and Corporate Governance Committee’s recommendation no later than 90 days following the date of the applicable Almaden Shareholders’ meeting and will announce its decision via press release.  If the Almaden Board declines to accept the resignation, it will include in the press release the reason or reasons for its decision.  No director who is required to tender his or her resignation shall participate in the Almaden Nomination and Corporate Governance Committee’s deliberations or recommendations or in the Almaden Board’s deliberations or determination.  If a resignation is accepted by the Almaden Board, and subject to any corporate law restrictions, the Almaden Board may leave any resulting vacancy unfilled until the Company’s next annual general meeting, may appoint a new director to fill the vacancy who the Almaden Board considers to merit the confidence of the Almaden Shareholders, or may call a special meeting of Almaden Shareholders where a management nominee or nominees will be presented to fill the vacant position or positions.

Position Descriptions

The Almaden Board has not developed any written position descriptions for the chair of directors meetings or the chair of each Almaden Board committee. The Almaden Board expects the chair to set the agenda for Almaden Board meetings and to assist the Almaden Board to discharge its mandate and responsibilities. Each committee has the authority and responsibility to determine its own rules of procedure and the Almaden Board expects the chair of a committee to set the agenda for committee meetings and to assist the committee to discharge its mandate and responsibilities.

The following position descriptions have been developed for Almaden’s chairman, CEO and CFO.

The chairman of the Almaden’s Board does the following:

(a)	leads the Almaden Board and also takes a hands-on role in Almaden’s day-to-day management;

(b)	helps the CEO to oversee all the operational aspects involved in running the Company, including project selection and planning;

(c)	takes overall responsibility for Almaden’s direction and growth, seeking to generate significant financial gains for the shareholders; and

(d)	oversees relationships with the communities and stakeholders in the areas where Almaden operates, with the intent of ensuring the Company’s activities are of benefit to all.

Chief Executive Officer

Reports to the Almaden Board.

Function:

Provides overall leadership and vision in developing, in concert with the Almaden Board, the strategic direction of the Company and in developing the tactics and business plans necessary to increase shareholder value.

Manages the overall business of Almaden to ensure strategic and business plans are effectively implemented, the results are monitored and reported to the Almaden Board and financial and operational objectives are attained.

Authorities, Duties and Responsibilities:

(a)	General Functions:

(i)	Provides effective leadership to the management and the employees of Almaden and establishes an effective means of control and co-ordination for all operations and activities.

(ii)	Fosters a corporate culture that promotes ethical practices, integrity and a positive work climate enabling Almaden to attract, retain and motivate a diverse group of quality employees.

(iii)	Keeps the Almaden Board fully informed on the Company`s operational and financial affairs.

(iv)
Develops and maintains a sound, effective organization structure and plans for capable management succession, progressive employee training and development programs and reports to the Almaden Board on these matters.

(v)	Ensures that effective communications and appropriate relationships are maintained with the Almaden Shareholders and other stakeholders.

(vi)	Develops capital expenditure plans for approval by the Almaden Board.

(vii)	Turns any strategic plan as may be developed by the Almaden Board into a detailed operating plan.

(b)	Strategy and Risks

(i)
Develops and recommends to the Almaden Board strategic plans to ensure Almaden’s profitable growth and overall success.  This includes updating and making changes as required and involving the Almaden Board in the early stages of developing strategy.

(ii)
Identifies in conjunction with the other senior officers and appropriate directors the key risks with respect to Almaden and its businesses and reviews such risks and strategies for managing them with the Almaden Board.

(iii)	Ensures that the assets of Almaden are adequately safeguarded and maintained.

(c)	Exploration and Development

Responsible for managing the day to day activities and operating management of Almaden and as such shall be responsible for the design, operation and improvement of the systems that create Almaden’s exploration and development opportunities.  The CEO accordingly shall have the primary responsibility:

(i)	to direct and oversee all operational activities of Almaden including exploration, development, mining and other such functions;

(ii)	to initiate solutions to the key business challenges of Almaden;

(iii)	to participate in sourcing and negotiating financial arrangements for the further expansion and development of Almaden including joint ventures, mergers, acquisitions, debt and equity financing; and

(iv)	represent and speak for Almaden with shareholders, potential investors and other members of the industry.

(d)	Financial Reporting

Oversees the quality and timeliness of financial reporting.  Reports to the Almaden Board in conjunction with the CFO on the fairness and adequacy of the financial reporting of Almaden to its shareholders.

Chief Financial Officer

Reports to the CEO.

Responsibilities:

(a)	developing, analyzing and reviewing financial data;

(b)	reporting on financial performance;

(c)	monitoring expenditures and costs;

(d)	assisting the CEO in preparing budgets and in the communicating to the analyst and shareholder, community and securities regulators, the financial performance of Almaden;

(e)	fulfilling the reporting requirements of the securities regulators, stock exchanges and shareholders; and

(f)	monitoring filing of tax returns and payment of taxes.

The CFO shall assist the CEO is establishing effective means of control and co-ordination of the operations and activities of Almaden and identifying, in conjunction with the CEO, the key risks with respect to Almaden and its business and reviewing with the CEO the strategies for managing such risks and ensuring that the assets of the Company are adequately safeguarded and maintained.

The CFO, in conjunction with the CEO shall design or supervise the design of and implement, maintain and periodically evaluate the effectiveness of internal controls to provide reasonable assurances that the financial statements of Almaden are fairly presented in accordance with IFRS and that disclosure controls are in place to provide reasonable assurance that material information relating to the financial performance of the Almaden Audit Committee.

Orientation, Continuing Education and Nomination of Directors

The Almaden Board has appointed the Almaden Nomination and Corporate Governance Committee comprised of independent directors. The mandate of this committee includes the following duties and responsibilities:

(a)
recommend to the Almaden Board written mandates or terms of reference for the Almaden Board and for each of the committees of the Board, and a Code of Ethics for all directors, officers and employees of Almaden;

(b)	review the composition and size of the Almaden Board and its committee structure and make recommendations to the Almaden Board for changes;

(c)	recruit new directors, develop lists of candidates, interview and recommend new directors to the Almaden Board; and

(d)	recommend to the Board an orientation and education program for new directors.

Ethical Business Conduct

The Almaden Board’s responsibilities are governed by the BCBCA, the articles of Almaden, the Almaden Board mandate and the various codes of conduct adopted by the Almaden Board.  The Almaden Board has adopted a Code of Business Conduct and Ethics for Directors (“CODE”), a Code of Business Ethics (“COBE”) applicable to all employees, officers and consultants of Almaden, a Securities Trading Policy (“STP”) relating to trading and confidentiality obligations of employees, officers and directors of the Company, and a Whistleblower Policy (“WP”).  In addition the CEO and CFO of Almaden specifically acknowledge the obligation to adhere to and advocate the establishment of standards reasonably necessary to deter wrongdoing and to promote full, fair, timely and understandable disclosure in reports and documents that Almaden files with, or submits to, securities regulators and in other public communications made by the Company; compliance with the laws, rules and regulations of federal, provincial and local governments and other appropriate regulatory agencies, and prompt reporting to the Almaden’s Audit Committee of any violation of this code of which the CEO or CFO  have actual knowledge.

Almaden’s Board members complete annual reviews in which they update the nature of their relationship to the Company, declare their relationships, if any, with affiliated entities of the Company, and re-acquaint themselves with the various codes of conduct which have been adopted by the Almaden Board.

Copies of the CODE, COBE, STP, WP, the undertaking of the CEO and CFO together with the Privacy Policy and the statements of responsibilities and duties of the Almaden Nomination and Corporate Governance Committee, the Almaden Compensation Committee and the Almaden Audit Committee Charter may be viewed on Almaden’s website at www.almadenminerals.com.

Compensation

The Board has created the Almaden Compensation Committee comprised of independent directors. The duties and responsibilities of the Almaden Compensation Committee are as follows:

(a)	Review Almaden’s overall compensation strategy and objectives;

(b)
Review and assess the CEO's performance against pre-agreed objectives and recommend to the Almaden Board the compensation of the CEO (in each case, without the CEO being present during the deliberations and vote);

(c)	Review performance assessments of Almaden’s other officers and, upon the advice of the CEO, recommend to the Almaden Board the compensation of the officers;

(d)	Review and recommend to the Board policies related to providing Almaden stock to executives and employees (e.g., stock option plan, share purchase plan);

(e)	Review executive appointments, employment agreements and terminations;

(f)	Review senior management succession plans and participate in the recruitment of executives, especially succession to the CEO;

(g)	Review and recommend to the Almaden Board the amount and form of directors' compensation; and

(h)	Review and recommend the disclosures describing executive compensation and development.

Other Committees

Almaden has only the three committees, namely: Audit Committee, Compensation Committee and the Nomination and Corporate Governance Committee.

Assessments

One of the responsibilities of the Almaden Nomination and Corporate Governance Committee is to report to the Almaden Board, in the manner and to the extent the Almaden Nomination and Corporate Governance Committee deems appropriate, on the effectiveness of the performance of the Almaden Board as a whole, the committees of the Almaden Board and the contribution of individual directors, including specifically reviewing areas in which the Almaden Board's effectiveness may be enhanced taking into account the suggestions of all directors, guidelines and rules which are in effect by regulatory bodies or other sources which the Almaden Nomination and Corporate Governance Committee deems appropriate.

Audit Committee Information

Detailed information with respect to Almaden’s Audit Committee is contained under the headings “Corporate Governance” and “Audit Committee” in the Company’s 20F filed as an Annual Information Form for the financial year ended December 31, 2014 and is available on EDGAR and is filed under the Company’s profile on SEDAR at www.sedar.com. The Almaden Audit Committee Charter and other information relative to the Company’s corporate governance are to found on Almaden’s website at www.almadenminerals.com.

THE PLAN OF ARRANGEMENT

APPROVAL OF ARRANGEMENT RESOLUTION

At the Meeting, Almaden Shareholders will be asked to approve the Arrangement Resolution, substantially in the form set out in Schedule “A” to this Information Circular.  In order for the Arrangement Resolution to be approved, it must be passed by a two-thirds majority of votes cast by the Almaden Shareholders present in person or by proxy and entitled to vote at the Meeting.

BACKGROUND TO THE ARRANGEMENT

Almaden is engaged in the business of the acquisition, exploration and development of mineral properties. Almaden has property interests in Canada, U.S. and Mexico.

On October 21, 2014, Almaden announced its intention to reorganize its business by transferring the Transferred Assets to Spinco. The Transferred Assets will be transferred to Spinco in advance of the Plan of Arrangement.

Pursuant to the Plan of Arrangement, the Almaden Shareholders will receive shares in Spinco in proportion to their shareholdings in Almaden. There will be no change in Almaden Shareholders’ existing interests in Almaden.

REASONS FOR THE PLAN OF ARRANGEMENT AND RECOMMENDATION OF THE ALMADEN BOARD

After careful consideration, the Almaden Board has unanimously determined that the Plan of Arrangement is fair and in the best interests of Almaden and the Almaden Shareholders.  Accordingly, the Almaden Board unanimously recommends that Almaden Shareholders vote FOR the Arrangement Resolution.

The Almaden Board believes the Plan of Arrangement is in the best interests of Almaden for the following reasons:

(a)
The Plan of Arrangement is expected to allow Almaden to focus on the development of its Ixtaca Deposit. The Ixtaca Deposit is part of the Tuligtic Project, comprising approximately 20,200 hectares, located in the states of Puebla, Mexico;

(b)	The Plan of Arrangement is expected to maximize shareholder value by allowing the market to value the Ixtaca Deposit independently of the Transferred Assets; and

(c)	It is expected that transferring the Transferred Assets from Almaden to Spinco will accelerate development of the Transferred Assets and give scope to new acquisitions.

In the course of its deliberations, the Almaden Board also identified and considered a variety of risks and potentially negative factors, including, but not limited to the risks set out under “The Plan of Arrangement – Plan of Arrangement Risk Factors”

The foregoing discussion summarizes the material information and factors considered by the Almaden Board in their consideration of the Plan of Arrangement.  The Almaden Board collectively reached its unanimous decision with respect to the Plan of Arrangement in light of the factors described above and other factors that each member of the Almaden Board felt were appropriate.  In view of the wide variety of factors and the quality and amount of information considered, the Almaden Board did not find it useful or practicable to, and did not make specific assessments of, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination.  Individual members of the Almaden Board may have given different weight to different factors.

STEPS OF THE PLAN OF ARRANGEMENT

Prior to the Plan of Arrangement, Almaden will have effected the transfer of the Transferred Assets to Spinco and will hold all of the then outstanding Spinco Shares.

Pursuant to the Plan of Arrangement, the following steps will be deemed to have occurred in the following order:

(a)
Each Dissent Share shall be deemed to have been repurchased by Almaden for cancellation in consideration for a debt-claim against Almaden to be paid the fair value of such Dissent Share in accordance with the Plan of Arrangement, and such Dissent Share shall thereupon be cancelled.

(b)           The authorized share structure of Almaden shall be reorganized and altered by:

(i)
changing the identifying name of the issued and unissued Almaden Shares from “Common shares” to “Class A Common shares” and amending the special rights and restrictions attached to such shares to provide the holders thereof with two votes in respect of each share held; and

(ii)
creating a new class of shares without par value issuable in an unlimited number with the identifying name “Class B Common shares” having special rights and restrictions identical to those attaching to the Almaden Shares prior to the amendments described above.

(c)	The Subdivision shall occur, determined by the formula:

A – B

Where

A is the number of issued and outstanding Almaden Shares at that time multiplied by 0.6; and

B is the aggregate of all amounts each of which is a Fractional Share Amount in respect of anAlmaden Shareholder,

such that following the Subdivision, the number of issued and outstanding Spinco Shares shall be equal to the aggregate number of Spinco Shares distributable to the Almaden Shareholders on the Share Exchange;

(d)	Each holder of an Almaden Option will dispose of its Almaden Option and in consideration therefor will concurrently receive

(i)
one Almaden Replacement Option having an exercise price equal to the product obtained by multiplying the exercise price of the Almaden Option by the quotient obtained by dividing the 5 Day VWAP of a New Almaden Share for the period beginning immediately after the conclusion of the Spinco Arrangement by the aggregate of the 5 Day VWAP of a New Almaden Share and the product of 0.6 multiplied by the 5 Day VWAP of a Spinco Share for that period, rounded to the nearest whole cent, and

(ii)
0.6 of a Spinco Replacement Option having an exercise price equal to the product obtained by multiplying: (A) the quotient obtained by dividing the exercise price of the Almaden Option by 0.6, by (B) the quotient obtained by dividing the product of 0.6 multiplied by the 5 Day VWAP of a Spinco Share for the period beginning immediately after the conclusion of the Spinco Arrangement by the aggregate of the 5 Day VWAP of a New Almaden Share and the product of 0.6 multiplied by the 5 Day VWAP of a Spinco Share for that period, rounded to the nearest whole cent.

(e)	Following the Almaden Warrant Adjustment, each Almaden Warrant will be and be deemed to be exchanged for

(i)
one Almaden Replacement Warrant having an exercise price equal to the product obtained by multiplying the exercise price of the Almaden Warrant by the quotient obtained by dividing the 5 Day VWAP of a New Almaden Share for the period beginning immediately after the conclusion of the Spinco Arrangement by the aggregate of the 5 Day VWAP of a New Almaden Share and the product of 0.6 multiplied by the 5 Day VWAP of a Spinco Share for that period, rounded to the nearest whole cent, and

(ii)
0.6 of a Spinco Replacement Warrant having an exercise price equal to the product obtained by multiplying: (A) the quotient obtained by dividing the exercise price of the Almaden Warrant by 0.6, by (B) the quotient obtained by dividing the product of 0.6 multiplied by the 5 Day VWAP of a Spinco Share for the period beginning immediately after the conclusion of the Effective Time by the aggregate of the 5 Day VWAP of a New Almaden Share and the product of 0.6 multiplied by the 5 Day VWAP of a Spinco Share for that period, rounded to the nearest whole cent.

(f)	Each Almaden Shareholder shall dispose of all Almaden Shares held to Almaden in exchange for:

(i)	the same number of New Almaden Shares; and

(ii)	that number of Spinco Shares equal to the product of the number of Almaden Class B Common shares held and 0.6, less the Fractional Share Amount, if any, in respect of that Almaden Shareholder

(the “Share Exchange”), and in respect thereof:

(iii)
the name of each Almaden Shareholder shall be removed from the central securities register for the Almaden Shares and added to the central securities register for the Almaden Class B Common shares and the Spinco Shares as the holder of the number of Almaden Class B Common shares and Spinco Shares, respectively, received pursuant to the Share Exchange;

(iv)	the Almaden Shares shall be cancelled and the share capital in respect of such shares shall be reduced to nil; and

(v)
an amount equal to the PUC of the Almaden Shares immediately before the Share Exchange less the aggregate fair market value of the Spinco Shares distributed on the Share Exchange, shall be added to the share capital in respect of the New Almaden Shares issued on the Share Exchange.

(g)	The authorized share structure of Almaden shall be reorganized and altered by:

(i)	eliminating the Almaden Shares from the authorized share structure of Almaden; and

(ii)	changing the identifying name of the issued and unissued New Almaden Shares from “Class B Common shares” to “Common shares”.

No fractional Spinco Shares shall be distributed by Almaden to an Almaden Shareholder on the Share Exchange.  To the extent that Almaden would otherwise be required to distribute to an Almaden Shareholder on the Share Exchange an aggregate number of Spinco Shares that is not a round number, the number of Spinco Shares so distributed to the Almaden Shareholder shall be rounded down to the next lesser whole number of Spinco Shares and the Almaden Shareholder shall not receive any compensation in respect thereof.

EFFECT OF THE PLAN OF ARRANGEMENT

Upon completion of the Plan of Arrangement, Almaden Shareholders will continue to hold Almaden Shares in the same number and proportion as prior to the Plan of Arrangement. Almaden Shareholders will receive Spinco Shares in proportion to their shareholdings in Almaden by way of the Share Exchange, pursuant to which each existing Almaden Share is exchanged for one “new” Almaden Share and 0.6 of a Spinco Share.

PLAN OF ARRANGEMENT RISK FACTORS

There are risks associated with the Plan of Arrangement including:

Almaden and Spinco may not obtain the necessary approvals for completion of the Plan of Arrangement on satisfactory terms or at all

Completion of the Plan of Arrangement is subject to the approval of the Court and the receipt of all necessary Almaden Shareholder approval and third-party consents.  There can be no certainty, nor can there be any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.

The Arrangement Agreement may be terminated in certain circumstances

Almaden and Spinco may terminate the Arrangement Agreement and the Plan of Arrangement in certain circumstances. Accordingly, there can be no certainty that the Arrangement Agreement will not be terminated before the completion of the Plan of Arrangement.

The market price for the Almaden Shares may decline

If the Arrangement Resolution is not approved by the Almaden Shareholders or, even if the Arrangement Resolution is approved, as a result of the Transferred Assets being transferred to Spinco, an entity separate from Almaden, the Market Price of the Almaden Shares may decline to the extent that the current Market Price of the Almaden Shares reflects a market assumption that the Plan of Arrangement will be completed or to the extent the current Market Price of the Almaden Shares reflects the value associated with the Transferred Assets, as applicable.

EFFECTIVE DATE AND CONDITIONS OF THE PLAN OF ARRANGEMENT

If the Arrangement Resolution is approved, the Final Order is obtained approving the Plan of Arrangement, every requirement of the BCBCA relating to the Plan of Arrangement has been complied with and all other conditions disclosed under “The Plan of Arrangement - Conditions to the Plan of Arrangement Becoming Effective” are met or waived, the Plan of Arrangement will become effective.  Almaden presently expects that the Effective Date will be on or about June 30, 2015.

Conditions to the Plan of Arrangement Becoming Effective

Completion of the Plan of Arrangement is subject to a number of specified conditions being met as of the Effective Time, including:

(a)	the Interim Order shall not have been set aside or modified in a manner unacceptable to Almaden or Spinco, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved by the required number of votes cast by Almaden Shareholders at the Meeting;

(c)
the Court shall have determined that the terms and conditions of the exchange of Almaden Shares for Spinco Shares in the Plan of Arrangement are procedurally and substantively fair to Almaden Shareholders, and the Final Order shall have been obtained in form and substance satisfactory to Almaden and Spinco, each acting reasonably, not later than August 31, 2015 or such later date as Almaden and Spinco may agree;

(d)	the transfer of the Transferred Assets from Almaden to Spinco shall have been completed to the satisfaction of Almaden and Spinco, acting reasonably;

(e)
the TSX-V shall have given conditional acceptance to the listing thereon of the Spinco Shares to be distributed pursuant to the Plan of Arrangement, subject to compliance with the usual requirements of the TSX-V;

(f)
all material consents, orders, rulings, approvals and assurances, including regulatory and judicial approvals and orders, required for the completion of the transactions provided for in the Arrangement Agreement and the Plan of Arrangement shall have been obtained or received from the Authorities, including applicable orders, rulings and registrations pursuant to the Securities Act and the comparable securities legislation of the other applicable provinces and territories of Canada to permit the Spinco Shares to be distributed pursuant to the Plan of Arrangement;

(g)
no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of, or relating to, the Plan of Arrangement and there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement and no cease trading or similar order with respect to any securities of Almaden or Spinco shall have been issued and remain outstanding;

(h)
none of the consents, orders, rulings, approvals or assurances required for the implementation of the Plan of Arrangement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by Almaden or Spinco, acting reasonably;

(i)
no law, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Plan of Arrangement, including any material change to the income tax laws of Canada, which would have a material adverse effect upon Almaden Shareholders and Almaden Optionholders if the Plan of Arrangement is completed;

(j)	the Arrangement Agreement shall not have been terminated; and

(k)	no more than 5% of Almaden Shareholders, in the aggregate, shall have exercised their Dissent Rights.

The obligation of each Company to complete the transactions contemplated by the Arrangement Agreement is further subject to the condition, which may be waived by such Company without prejudice to its right to rely on any other condition in its favour, that the covenants of the other Company to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by it and that the representations and warranties of the other Company shall be true and correct in all material respects as at the Effective Date (except for representations and warranties made as of the specific date, the accuracy of which shall be determined as at that specific date), with the same effect as if such representations and warranties had been made at, and as of, such time and each such Company shall receive a certificate, dated the Effective Date, of a senior officer of each other Company confirming the same.

The Arrangement Agreement provides that it may be terminated in certain circumstances before the Effective Date notwithstanding approval of the Plan of Arrangement by the Almaden Shareholders and the Court.

In addition, each of Almaden’s and Spinco’s duty to complete its obligations under the Arrangement Agreement is conditional upon the other party performing all of its covenants under the Arrangement Agreement and that each of the representations and warranties made by the other party is true and correct as of the Effective Date.

ADDITIONAL TERMS OF THE ARRANGEMENT AGREEMENT

In addition to the terms and conditions of the Arrangement Agreement set out elsewhere in this Information Circular, additional terms described below apply.  The description of the Arrangement Agreement, both below and elsewhere in this Circular, is summary only, not comprehensive and is qualified in its entirety by reference to the terms of the Arrangement Agreement which may be found at www.sedar.com.

Mutual Covenants of Almaden and Spinco

Each of Spinco and Almaden agreed in the Arrangement Agreement that it will:

(a)	use commercially reasonable efforts and do all things reasonably required of it to cause the Plan of Arrangement to become effective on or before August 31, 2015;

(b)
do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments as may reasonably be required, both prior to and after the Effective Date, to facilitate the carrying out of the intent and purposes of the Arrangement Agreement;

(c)	use commercially reasonable efforts to cause each of the conditions precedent set forth in the Arrangement Agreement, which are within its control, to be satisfied on or prior to June 30, 2015; and

(d)
indemnify and save harmless the other from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which such Company or any of its Representatives may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation in any information included in the Information Circular that is provided by the other for the purpose of inclusion in the Information Circular; and

(ii)
any order made, or any inquiry, investigation or proceeding pursuant to any Securities Legislation, or by any Authority, based on any misrepresentation or any alleged misrepresentation in any information provided by the other for the purpose of inclusion in the Information Circular.

Almaden’s Covenants

Almaden agreed in the Arrangement Agreement that it will:

(a)	until the Effective Date, not perform any act or enter into any transaction which interferes or is inconsistent with the completion of the Plan of Arrangement;

(b)	apply to the Court for the Interim Order;

(c)
solicit proxies to be voted at the Meeting in favour of the Arrangement Resolution and prepare, as soon as practicable, this Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable law, and, subject to receipt of the Interim Order, convene the Meeting as ordered by the Interim Order and conduct the Meeting in accordance with the Interim Order and as otherwise required by law;

(d)
in a timely and expeditious manner, file this Information Circular in all jurisdictions where the same is required to be filed by it and mail the same to the holders of Almaden Shares in accordance with the Interim Order and applicable law;

(e)
ensure that the information set forth in this Information Circular relating to Almaden and its subsidiaries, and their respective businesses and properties and the effect of the Plan of Arrangement thereon will be true, correct and complete in all material respects and will not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made;

(f)	without limiting the generality of any of the foregoing covenants, until the Effective Date except as required to effect the Plan of Arrangement or with the consent of Spinco will not:

(i)	issue any additional Almaden Shares or other securities of Almaden except pursuant to the exercise of outstanding Almaden Stock Options or Almaden Warrants prior to the date hereof;

(ii)	issue or enter into any agreement or agreements to issue or grant options, warrants or rights to purchase any Almaden Shares or other securities of Almaden;

(iii)	alter or amend its constating documents as the same exist at the date of the Arrangement Agreement except as specifically provided for hereunder;

(g)
prior to the Effective Date, make application to the applicable regulatory authorities for such orders under applicable securities and/or corporate laws as may be necessary or desirable in connection with the Plan of Arrangement;

(h)
perform the obligations required to be performed by it under the Plan of Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Plan of Arrangement, including (without limitation) using commercially reasonable efforts to obtain:

(i)	the approval of Almaden Shareholders required for the implementation of the Plan of Arrangement;

(ii)	the Interim Order and, subject to the obtaining of all required consents, orders, rulings and approvals (including, without limitation, required approvals of Almaden Shareholders), the Final Order;

(iii)
such other consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Plan of Arrangement, including those referred to in the Arrangement Agreement; and

(iv)	satisfaction of the conditions precedent referred to the Arrangement Agreement; and

(i)
upon issuance of the Final Order and subject to the conditions precedent in the Arrangement Agreement, forthwith proceed to file all necessary documents with the British Columbia Registrar of Companies.

Spinco’s Covenants

Spinco agrees in the Arrangement Agreement that it will:

(a)	until the Effective Date, not perform any act or enter into any transaction which interferes or is inconsistent with the completion of the Plan of Arrangement;

(b)	cooperate with and support Almaden in its application for the Interim Order and the preparation of this Information Circular;

(c)	without limiting the generality of any of the foregoing covenants, until the Effective Date except as required to give effect to the Plan of Arrangement or with the consent of Almaden will not:

(i)	issue any additional Spinco Shares or other securities of Spinco other than in connection with the Plan of Arrangement or transactions required in order to effect the Plan of Arrangement;

(ii)	issue or enter into any agreement or agreements to issue or grant options, warrants or rights to purchase any Spinco Shares or other securities of Spinco; and

(iii)	alter or amend its constating documents as the same exist at the date of this Agreement except as specifically provided for hereunder; and

(d)
perform the obligations required to be performed by it under the Plan of Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Plan of Arrangement, including (without limitation) using commercially reasonable efforts to obtain:

(i)
such consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Plan of Arrangement, including those referred to in the Arrangement Agreement, and

(ii)	satisfaction of the conditions precedent referred to in the Arrangement Agreement.

COURT APPROVAL OF THE PLAN OF ARRANGEMENT AND EFFECTIVE DATE

The Plan of Arrangement requires the approval of the Court under the BCBCA.

On May 12, 2015, prior to mailing of the material in respect of the Meeting, Almaden obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters and issued a notice of hearing for the Final Order to approve the Plan of Arrangement.  Attached to this Information Circular as Schedule “C” is a copy of the petition and Interim Order and as Schedule “D” is the notice of hearing (the “Notice of Hearing”) for the Final Order.

Subject to the approval of the Arrangement Resolution by Almaden Shareholders at the Meeting, the Court hearing in respect of the Final Order is scheduled to take place at 9:45 a.m., Vancouver time, on June 22, 2015, or as soon thereafter as counsel for Almaden may be heard, at the Law Courts, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the Meeting.  Almaden Shareholders who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.

At the Court hearing, Almaden Shareholders who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court.  Although the authority of the Court is very broad under the BCBCA, Almaden has been advised by counsel that the Court will consider, among other things, the procedural and substantive fairness and reasonableness of the terms and conditions of the Plan of Arrangement to Almaden Shareholders and the rights and interests of every person affected.  The Court may approve the Plan of Arrangement as proposed or as amended in any manner as the Court may direct.  The Final Order is required for the Plan of Arrangement to become effective and, prior to the hearing of the Final Order, the Court will be informed that the Final Order will also constitute the basis for the Section 3(a)(10) Exemption under the U.S. Securities Act with respect to the Spinco Shares to be distributed pursuant to the Plan of Arrangement.  See “Securities Laws Considerations – U.S. Securities Laws”.

Under the terms of the Interim Order, each Almaden Shareholder will have the right to appear and make representations at the application for the Final Order.  Any person desiring to appear at the hearing to be held by the Court to approve the Plan of Arrangement pursuant to the Notice of Hearing is required to file with the Court and serve upon Almaden at the address set out below, on or before 4:00 p.m., Vancouver time, on June 19, 2015, a notice of his, her or its intention to appear (“Appearance”), including his, her or its address for delivery, together with any evidence or materials which are to be presented to the Court.  The Appearance and supporting materials must be delivered, within the time specified, to Almaden at the following address:

Attention: Stephen Antle
Borden Ladner Gervais LLP
1200 Waterfront Centre
200 Burrard Street
P.O. Box 48600
Vancouver, British Columbia V7X 1T2

It is presently contemplated that the Effective Date will be on or about June 30, 2015.

LIST OF SPINCO SHARES AND APPROVAL OF THE TSX VENTURE EXCHANGE

Spinco has applied to list the Spinco Shares on the TSX-V.  Listing will be subject to the issuer fulfilling all the listing requirements of the TSX-V.  Spinco does not have any of its securities listed or quoted, and has not applied to list or quote any of its securities, on a U.S. marketplace.

The Arrangement Agreement provides that receipt of all regulatory approvals, including without limitation, the approval of the TSX-V for the listing of the Spinco Shares to be issued pursuant to the Plan of Arrangement, is a condition precedent to the Plan of Arrangement becoming effective.

FEES AND EXPENSES

All expenses incurred in connection with the Plan of Arrangement and the transactions contemplated thereby shall be paid by the party incurring such expenses.

RIGHTS OF DISSENTING ALMADEN SHAREHOLDERS

Almaden Shareholders who wish to dissent should take note that the procedures for dissenting to the Plan of Arrangement require strict compliance with Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement.

As indicated in the Notice of the Meeting, any registered holder of Almaden Shares is entitled to be paid the fair value of such shares in accordance with Section 245 of the BCBCA if such holder duly dissents in respect of the Plan of Arrangement and the Plan of Arrangement becomes effective.  An Almaden Shareholder is not entitled to dissent with respect to such holder’s shares if such holder votes any of those shares in favour of the Arrangement Resolution.

If a registered Almaden Shareholder exercises Dissent Rights, Almaden will on the Effective Date set aside a number of the Spinco Shares, respectively, which are attributable under the Plan of Arrangement to the Almaden Common Shares for which Dissent Rights have been exercised (the “Dissenting Shares”).  If an Almaden Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, the Dissenting Shares held by such an Almaden Shareholder will be deemed to be repurchased by Almaden in accordance with the terms of the Plan of Arrangement and Almaden will pay the amount to be paid in respect of the Dissenting Shares, and the Spinco Shares which were set aside will be cancelled.

A brief summary of the provisions of Sections 237 to 247 of the BCBCA is set out below.

A written notice of dissent from the Arrangement Resolution pursuant to Section 242 of the BCBCA, must be sent to Almaden by a dissenting Almaden Shareholder by 4:00 p.m., Vancouver time, on June 16, 2015.  The notice of dissent should be delivered by registered mail to Almaden at the address for notice described below.  After the Arrangement Resolution is approved by Almaden Shareholders and within one month after Almaden notifies the dissenting Almaden Shareholder of Almaden’s intention to act upon the Arrangement Resolution pursuant to Section 243 of the BCBCA, the dissenting Almaden Shareholder must send to Almaden, a written notice that such holder requires the purchase of all of the Almaden Shares in respect of which such holder has given notice of dissent, together with the share certificate or certificates representing those Almaden Shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by the Almaden Shareholder on behalf of a beneficial holder).  A dissenting Almaden Shareholder who does not strictly comply with the Dissent Procedures or, for any other reason, is not entitled to be paid fair value for his, her or its Dissenting Shares will be deemed to have participated in the Plan of Arrangement on the same basis as non-dissenting Almaden Shareholders.

Any dissenting Almaden Shareholder who has duly complied with Section 244(1) of the BCBCA or Almaden may apply to the Court, and the Court may determine the fair value of the Dissenting Shares and make consequential orders and give directions as the Court considers appropriate.  There is no obligation on Almaden to apply to the Court.  The dissenting Almaden Shareholder will be entitled to receive the fair value that the Dissenting Shares had immediately before the passing of the Arrangement Resolution.

Addresses for Notice

All notices of dissent to the Plan of Arrangement pursuant to Section 242 of the BCBCA should be sent to Almaden at:

Almaden Minerals Ltd.
Attention:  The Secretary
Suite 1103, 750 West Pender Street
Vancouver, BC V6C 2T8

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting Almaden Shareholder who seeks payment of the fair value of the Almaden Shares held and is qualified in its entirety by reference to Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement.  A copy of the Interim Order is attached to this Information Circular as Schedule “C”.  Sections 237 to 247 of the BCBCA are reproduced in Schedule “E” to this Information Circular.  The Dissent Procedures must be strictly adhered to and any failure by an Almaden Shareholder to do so may result in the loss of that holder’s Dissent Rights.  Accordingly, each Almaden Shareholder who wishes to exercise Dissent Rights should carefully consider and comply with the Dissent Procedures and consult such holder’s legal advisers.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Borden Ladner Gervais LLP, Canadian tax counsel to Almaden, the following fairly summarizes the principal Canadian federal income tax consequences under the Income Tax Act (Canada) (the “ITA”) generally applicable to Almaden Shareholders in respect of the disposition of Almaden Shares pursuant to the Arrangement, and the acquisition, holding, and disposition of New Almaden Shares and Spinco Shares acquired pursuant to the Arrangement.

Comment is restricted to Almaden Shareholders who, for purposes of the ITA, (i) hold their Almaden Shares, and will hold their New Almaden Shares and Spinco Shares solely as capital property, and (ii) deal at arm’s length with and are not affiliated with Spinco and Almaden (each such Almaden Shareholder, a “Holder”).

Generally a Holder’s Almaden Share, New Almaden Share or Spinco Share will be considered to be capital property of the Holder provided that the Holder does not hold the share in the course of carrying on a business of buying and selling securities and has not acquired the share in one or more transactions considered to be an adventure in the nature of trade.

A Resident Holder (as defined below under “Holders Resident in Canada”) whose Almaden Shares, New Almaden Shares or Spinco Shares might not otherwise be capital property may in certain circumstances irrevocably elect under subsection 39(4) of the ITA to have those shares, and all other “Canadian securities” (as defined in the ITA) held by the Resident Holder in the taxation year of the election or in any subsequent taxation year treated as capital property.  Resident Holders should consult their own tax advisers regarding the advisability of making such an election.

This summary does not apply to a Holder that:

(a)	is a “financial institution” for the purposes of the mark-to-market rules in the ITA or a “specified financial institution” as defined in the ITA;

(b)	has elected to report its Canadian federal income tax results in a currency other than Canadian currency;

(c)	has entered or will enter into a “derivative forward agreement”, a “synthetic disposition arrangement”, or a “synthetic equity arrangement” as those terms are or are proposed to be defined in the ITA;

(d)	has acquired Almaden Shares, or will acquire New Almaden Shares or Spinco Shares, on the exercise of an employee stock option; or

(e)	holds one or more Almaden Warrants or Almaden Options,

or is a person or partnership an interest in which is a “tax shelter investment” as defined in the ITA.  Each such Holder should consult the Holder’s own tax advisers with respect to the consequences of the Arrangement.

This summary is based on the current provisions of the ITA, the regulations thereunder (the “Regulations”), and counsel’s understanding of the current published administrative practices and policies of the Canada Revenue Agency. This summary takes into account all specific proposals to amend the ITA and Regulations (the “Proposed Amendments”) announced by the Minister of Finance (Canada) prior to the date hereof.  It is assumed that the Proposed Amendments will be enacted as currently proposed and that there will be no other change in law or administrative or assessing practice, whether by legislative, governmental, or judicial action or decision, although no assurance can be given in these respects.  This summary does not take into account provincial, territorial or foreign income tax considerations, which may differ materially from the Canadian federal income tax considerations discussed below.

This summary is of a general nature only and is not and should not be construed as legal or tax advice to any particular person. Each person who may be affected by the Arrangement should consult the person’s own tax advisers with respect to the person’s particular circumstances.

Holders Resident in Canada

This portion of this summary applies solely to Holders each of whom is or is deemed to be resident solely in Canada for the purposes of the ITA and any applicable income tax treaty or convention (each a “Resident Holder”).

Exchange of Almaden Shares for New Almaden Shares and Spinco Shares

A Resident Holder who exchanges his, her or its Almaden Shares for New Almaden Shares and Spinco Shares pursuant to the Arrangement (the “Share Exchange”) will be deemed to have received a taxable dividend equal to the amount, if any, by which the fair market value of the Spinco Shares distributed to the Resident Holder pursuant to the Share Exchange at the time of the Share Exchange exceeds the “paid-up capital” (as defined in the ITA) (“PUC”) of the Resident Holder’s Almaden Shares determined at that time.  Any such taxable dividend will be taxable as described below under “Holders Resident in Canada - Taxation of Dividends”. Almaden has informed counsel that Almaden expects that the fair market value of all Spinco Shares distributed to Almaden Shareholders pursuant the Share Exchange under the Arrangement will not exceed the PUC of the Almaden Shares.  Accordingly, Almaden does not expect that any Resident Holder will be deemed to receive a taxable dividend on the Share Exchange.

A Resident Holder who exchanges his, her or its Almaden Shares for New Almaden Shares and Spinco Shares on the Share Exchange will realize a capital gain equal to the amount, if any, by which the fair market value of those Spinco Shares at the time of the Share Exchange, less the amount of any taxable dividend deemed to be received by the Resident Holder as described in the preceding paragraph, exceeds the “adjusted cost base” (as defined in the ITA) (“ACB”) of the Resident Holder’s Almaden Shares determined immediately before the Share Exchange.  Any capital gain so realized will be taxable as described below under “Holders Resident in Canada - Taxation of Capital Gains and Losses”.

The Resident Holder will acquire the Spinco Shares received on the Share Exchange at a cost equal to their fair market value at that time, and the New Almaden Shares received on the Share Exchange at a cost equal to the amount, if any, by which the ACB of the Resident Holder’s Almaden Shares immediately before the Share Exchange exceeds the fair market value of the Spinco Shares at the time of the Share Exchange.

Disposition of New Almaden Shares or Spinco Shares after the Arrangement

A Resident Holder who disposes or is deemed to dispose of a New Almaden Share or Spinco Share generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition therefor are greater (or less) than the ACB of the share to the Resident Holder, less reasonable costs of disposition.  Any such capital gain or capital loss will be taxable or deductible as described below under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Taxation of Dividends

A Resident Holder who is an individual (other than certain trusts) and receives or is deemed to receive a taxable dividend in a taxation year on the Holder’s Almaden Shares, New Almaden Shares, or Spinco Shares will be required to include the amount of the dividend in income for the year, subject to the dividend gross-up and tax credit rules applicable to taxable dividends received by a Canadian resident individual from a taxable Canadian corporation, including the enhanced dividend gross-up and tax credit applicable to the extent that Almaden or Spinco, as the case may be, designates the taxable dividend to be an “eligible dividend” in accordance with the ITA.  Dividends received by an individual may give rise to alternative minimum tax.

A Resident Holder that is a corporation and receives or is deemed to receive a taxable dividend in a taxation year on its Almaden Shares, New Almaden Shares, or Spinco Shares must include the amount in its income for the year, but generally will be entitled to deduct an equivalent amount from its taxable income. A Resident Holder that is a “private corporation” or a “subject corporation” (as defined in the ITA) may be liable under Part IV of the ITA to pay a refundable tax of 33 1/3% on any such dividends to the extent that the dividend is deductible in computing the corporation’s taxable income.

Taxation of Capital Gains and Capital Losses

A Resident Holder who realizes a capital gain or capital loss in a taxation year on the actual or deemed disposition of an Almaden Share, New Almaden Share or Spinco Share generally will be required to include one half of any such capital gain (a “taxable capital gain”) in income for the year, and entitled to deduct one half of any such capital loss (an “allowable capital loss”) against taxable capital gains realized in the year and, to the extent not so deductible, in any of the three preceding taxation years or any subsequent taxation year, to the extent and in the circumstances specified in the ITA.

The amount of any capital loss realized by a Resident Holder that is a corporation on the actual or deemed disposition of an Almaden Share, New Almaden Share or Spinco may be reduced by the amount of dividends received or deemed to have been received by it on the share (or on a share substituted therefor) to the extent and in the circumstances described in the ITA. Similar rules may apply where the corporation is a member or beneficiary of a partnership or trust that held the share, or where a partnership or trust of which the corporation is a member or beneficiary is itself a member of a partnership or a beneficiary of a trust that held the share.

A Resident Holder that is a “Canadian controlled private corporation” (as defined in the ITA) throughout the relevant taxation year may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income”, which includes taxable capital gains, for the year.

Alternative Minimum Tax on Individuals

A Resident Holder who is an individual (including certain trusts) and receives a taxable dividend on, or realizes a capital gain on the disposition of, an Almaden Share, New Almaden Share or Spinco share may thereby be liable for alternative minimum tax to the extent and within the circumstances set out in the ITA.

Dissenting Shareholders

A Resident Holder who validly exercises Dissent Rights (a “Dissenting Resident Holder”) and to whom Almaden consequently pays the fair value of his, her or its Almaden Shares will be deemed to receive a taxable dividend in the taxation year of payment equal to the amount, if any, by which the payment (excluding interest) exceeds the PUC of the Dissenting Resident Holder’s Almaden Shares determined immediately before the Arrangement.  Any such taxable dividend will be taxable as described above under “Holders Resident in Canada – Taxation of Dividends”.  The Dissenting Resident Holder will also realize a capital gain (or capital loss) equal to the amount, if any, by which the payment (excluding interest), less any such deemed taxable dividend, exceeds (is exceeded by) the ACB of the Dissenting Resident Holder’s Almaden Shares determined immediately before the Arrangement.  Any such capital gain or loss will generally be taxable or deductible as described above under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

The Dissenting Resident Holder will be required to include any portion of the payment that is on account of interest in income in the year received.

Eligibility for Investment – New Almaden Shares and Spinco Shares

A New Almaden Share will be a “qualified investment” for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan or a tax-free savings account (“TFSA”) as those terms are defined in the ITA (collectively, “Registered Plans”) at any time at which the New Almaden Shares are listed on a “designated stock exchange” as defined in the ITA (which includes the TSX and the NYSE MKT), or Almaden is a “public corporation” as defined in the ITA.

A Spinco Share will be a qualified investment for a Registered Plan at any time at which the Spinco Shares are listed on a “designated stock exchange” (which includes the TSX-V), or Spinco is a “public corporation”, as those terms are defined in the ITA.  If the Spinco Shares are not listed on a designated stock exchange at the time they are distributed pursuant to the Arrangement, but become so listed before Spinco’s “filing-due date” (as defined in the ITA) for its first taxation year and Spinco makes the appropriate election in its tax return for that year, Spinco will be deemed to be a public corporation from the beginning of the year and the Spinco Shares consequently will be considered to be qualified investments for Registered Plans from their date of issue.  Management of Spinco has advised counsel that it intends that the Spinco Shares will be listed on a designated exchange before the filing-due date for its first taxation year, and that Spinco will make the appropriate election in its tax return for that year.

Notwithstanding the foregoing, the holder of a TFSA or the annuitant of a RRSP or RRIF will be subject to a penalty tax in respect of a New Almaden Share or a Spinco Share held in the TFSA, RRSP or RRIF, as applicable, if the share is a “prohibited investment” under the ITA. A New Almaden Share or a Spinco Share generally will not be a prohibited investment for a TFSA, RRSP or RRIF of a holder or annuitant thereof, as applicable, provided that (i) the holder or annuitant of the account does not have a “significant interest” within the meaning of the ITA in Almaden or Spinco, as applicable, and (ii) Almaden or Spinco, as applicable, deals at arm’s length with the holder or annuitant for the purposes of the ITA. Almaden Shareholders should consult their own tax advisers to ensure that the New Almaden Shares and Spinco Shares would not be a prohibited investment for a trust governed by a TFSA, RRSP or RRIF in their particular circumstances.

Holders Not Resident in Canada

This portion of this summary applies solely to Holders each of whom at all material times for the purposes of the ITA (i) has not been and is not resident or deemed to be resident in Canada for purposes of the ITA, and (ii) does not and will not use or hold Almaden Shares, New Almaden Shares, or Spinco Shares in connection with carrying on a business in Canada (each a “Non-resident Holder”).

Special rules, which are not discussed in this summary, may apply to a Non-resident Holder that is an insurer carrying on business in Canada and elsewhere, or an “authorized foreign bank” as defined in the ITA.  Such Non-resident Holders should consult their own tax advisers with respect to the Arrangement.

Exchange of Almaden Shares for New Almaden Shares and Spinco Shares

The discussion of the tax consequences of the Share Exchange for Resident Holders under the heading “Holders Resident in Canada - Exchange of Almaden Shares for New Almaden Shares and Spinco Shares” generally will also apply to Non-resident Holders in respect of the Share Exchange.  The general taxation rules applicable to Non-resident Holders in respect of a deemed taxable dividend or capital gain arising on the Share Exchange are discussed below under the headings “Holders Not Resident in Canada – Taxation of Dividends” and “Holders Not Resident in Canada – Taxation of Capital Gains and Capital Losses” respectively.

Taxation of Dividends

A Non-resident Holder to whom Almaden or Spinco pays or credits (or is deemed to pay or credit) an amount as a dividend in respect of the Holder’s Almaden Shares, New Almaden Shares, or Spinco Shares will be subject to Canadian withholding tax equal to 25% (or such lower rate as may be available under an applicable income tax convention, if any) of the gross amount of the dividend.  The payor of the dividend will be required to withhold the Canadian withholding tax from the dividend and remit the withheld amount to the Canada Revenue Agency for the Non-resident Holder’s account.

Taxation of Capital Gains and Capital Losses

A Non-resident Holder will not be subject to Canadian federal income tax in respect of any capital gain arising on an actual or deemed disposition of an Almaden Share, New Almaden Share or Spinco Share unless at the time of disposition the share is “taxable Canadian property” as defined in the ITA, and is not “treaty-protected property” as so defined.

Generally, an Almaden Share, New Almaden Share, or Spinco Share, as applicable, of the Non-resident Holder will not be taxable Canadian property of the Holder at any time at which the share is listed on a “designated stock exchange” as defined in the ITA (which includes the TSX, the TSX-V, and the NYSE MKT) unless, at any time during the 60 months immediately preceding the disposition  of the share,

(a)
the Non-resident Holder, one or more persons with whom the Non-resident Holder does not deal at arm’s length, or any combination thereof, owned 25% or more of the issued shares of any class of the capital stock of Almaden or Spinco, as applicable, and

(b)
the share derived more than 50% of its fair market value directly or indirectly from, or from any combination of, real property situated in Canada, “Canadian resource properties”, “timber resource properties” (as those terms are defined in the ITA), and interest, rights or options in or in respect of any of the foregoing.

Generally, an Almaden Share, New Almaden Share, or Spinco Share, as applicable, of the Non-resident Holder will be treaty-protected property of the Holder at the time of disposition if at that time any income or gain of the Holder from the disposition of the share would be exempt from Canadian income tax under Part I of the ITA because of a tax treaty between Canada and another country.

A Non-resident Holder who disposes or is deemed to dispose of an Almaden Share, New Almaden Share, or Spinco Share that, at the time of disposition, is taxable Canadian property and is not treaty-protected property will realize a capital gain (or capital loss) equal to the amount, if any, by which the Holder’s proceeds of disposition of the share exceeds (or is exceed by) the Non-resident Holder’s ACB in the share and reasonable costs of disposition.  The Non-resident Holder generally will be required to include one half of any such capital gain (taxable capital gain) in the Holder’s taxable income earned in Canada for the year of disposition, and be entitled to deduct one half of any such capital loss (allowable capital loss) against taxable capital gains included in the Holder’s taxable income earned in Canada for the year of disposition and, to the extent not so deductible, against such taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, to the extent and in the circumstances set out in the ITA.

Dissenting Non-Resident Holders

The discussion above applicable to Resident Holders under the heading “Holders Resident in Canada - Dissenting Shareholders” will generally also apply to a Non-resident Holder who validly exercises Dissent Rights in respect of the Arrangement. The Non-resident Holder generally will be subject to Canadian federal income tax in respect of any deemed taxable dividend or capital gain or loss arising as a consequence of the exercise of Dissent Rights as discussed above under the headings “Holders Not Resident in Canada – Taxation of Dividends” and “Holders Not Resident in Canada – Taxation of Capital Gains and Capital Losses” respectively.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain material U.S. federal income tax consequences to a U.S. Holder, as defined below, of the Arrangement and the ownership and disposition of New Almaden Shares and Spinco Shares received in the Arrangement. This summary does not address the U.S. federal income tax consequences to Optionholders regarding their Options, to Warrantholders regarding their Warrants.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code (“Treasury Regulations”), administrative pronouncements, rulings or practices, and judicial decisions, all as of the date of this Information Circular. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, and may result in U.S. federal income tax consequences significantly different from those discussed in this Information Circular. No legal opinion from U.S. legal counsel has been or will be sought or obtained regarding the U.S. federal income tax consequences of the Arrangement. In addition, this summary is not binding on the U.S. Internal Revenue Service (the “IRS”), and no ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal income tax consequences discussed in this Information Circular. There can be no assurance that the IRS will not challenge any of the conclusions described in this Information Circular or that a U.S. court will not sustain such a challenge.

This summary is for general informational purposes only and does not address all possible U.S. federal tax issues that could apply with respect to the Arrangement. This summary does not take into account the facts unique to any particular U.S. Holder that could impact its U.S. federal income tax consequences with respect to the Arrangement. This discussion is not, and should not be, construed as legal or tax advice to a U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of Almaden Shares, New Almaden Shares, or Spinco Shares.

This summary does not address the U.S. federal income tax consequences to U.S. Holders subject to special rules, including but not limited to U.S. Holders that: (i) are banks, financial institutions, or insurance companies; (ii) are regulated investment companies or real estate investment trusts; (iii) are brokers, dealers, or traders in securities or currencies; (iv) are tax-exempt organizations; (v) hold Almaden Shares (or after the Arrangement, New Almaden Shares or Spinco Shares) as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments; (vi) except as specifically provided below, acquire Almaden Shares (or after the Arrangement, Spinco Shares) as compensation for services or through the exercise or cancellation of employee stock options or warrants; (vii) have a functional currency other than the U.S. dollar; (viii) own or have owned directly, indirectly, or constructively 10% or more of the voting power of all outstanding shares of Almaden (and after the Arrangement, Almaden and Spinco); (ix) are U.S. expatriates; (x) are subject to the alternative minimum tax; or (xi) owns or will own Almaden Shares, New Almaden Shares and/or Spinco that it acquired  at different times or at different Market Prices or that otherwise have different per share cost bases or holding periods for U.S. tax purposes. In addition, this discussion does not address any U.S. federal estate, gift, or other non-income tax, or any state, local, or non-U.S. tax consequences of the Arrangement. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Spinco Shares.

For the purposes of this summary, “U.S. Holder” means a beneficial owner of Almaden Shares, Spinco Shares or New Almaden Shares (as applicable) that is: (i) an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S., any U.S. state, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust that (a) is subject to the primary jurisdiction of a court within the U.S. and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. Person.

If a pass-through entity, including a partnership or other entity taxable as a partnership for U.S. federal tax purposes, holds Almaden Shares, New Almaden Shares or Spinco Shares the U.S. federal income tax treatment of an owner or partner generally will depend on the status of such owner or partner and on the activities of the pass-through entity. This summary does not address any U.S. federal income tax consequences to such owners or partners of a pass-through entity holding Almaden Shares, New Almaden Shares or Spinco Shares and such persons are urged to consult their own tax advisor.

For purposes of this summary, “non-U.S. Holder” means a beneficial owner of Almaden Shares, New Almaden Shares or Spinco Shares (as applicable) other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Arrangement to non-U.S. Holders. Accordingly, non-U.S. Holders should consult their own tax advisors regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application and operation of any income tax treaties) of the Arrangement.

This summary assumes that Almaden Shares, New Almaden Shares and Spinco Shares are or will be held as capital assets (generally, property held for investment), within the meaning of the Code, in the hands of a U.S. Holder at all relevant times.

U.S. Federal Income Tax Consequences of the Arrangement

The Arrangement will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of U.S. corporate law. Therefore, the U.S. federal income tax consequences of certain aspects of the Arrangement are not certain. Nonetheless, Almaden believes, and the following discussion assumes, that (a) the renaming and redesignation of the Almaden Shares and (b) the exchange by the Shareholders of the redesignated Almaden Shares for New Almaden Shares and Spinco Shares, taken together, will properly be treated for U.S. federal income tax purposes, under the step-transaction doctrine or otherwise, as (i) a tax-deferred exchange by the Shareholders of their Almaden Shares for New Almaden Shares, either under Section 1036 or Section 368(a)(1)(E) of the Code, combined with (ii) a distribution of the Spinco Shares to the Shareholders under Section 301 of the Code. In addition, except as discussed below, a U.S. Holder should have the same basis and holding period in New Almaden Shares as such U.S. Holder had in its Almaden Shares.

There can be no assurance that the IRS will not challenge the U.S. federal income tax treatment of the Arrangement or that, if challenged, a U.S. court would not agree with the IRS. Each U.S. Holder should consult its own tax advisor regarding the proper treatment of the Arrangement for U.S. federal income tax purposes.

Reporting Requirements for Significant Holders

Assuming that the Arrangement qualifies as a reorganization within the meaning of Section 368(a)(1)(E) of the Code, U.S. Holders that are “significant holders” within the meaning of U.S. Treasury Regulation Section 1.368-3(c) are required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs and all such U.S. Holders must retain certain records related to the Arrangement. Each U.S. Holder should consult its own tax advisor regarding its information reporting and record retention responsibilities in connection with the Arrangement.

Receipt of Spinco Shares pursuant to the Arrangement

Subject to the “passive foreign investment company” (“PFIC”) rules discussed below under “Potential Application of the PFIC Rules” a U.S. Holder that receives Spinco Shares pursuant to the Arrangement will be treated as receiving a distribution of property in an amount equal to the fair market value of the Spinco Shares received on the distribution date (without reduction for any Canadian income or other tax withheld from such distribution). Such distribution would be taxable to the U.S. Holder as a dividend to the extent of Almaden’s current and accumulated earnings and profits. To the extent the fair market value of the Spinco Shares distributed exceeds Almaden’s adjusted tax basis in such shares (as calculated for U.S. federal income tax purposes), the proposed Arrangement can be expected to generate additional earnings and profits for Almaden in an amount equal to the excess of the fair market value of the Spinco Shares distributed by Almaden and Almaden’s basis in those shares for U.S. income tax purposes. Any such dividend generally will not be eligible for the “dividends received deduction” in the case of U.S. Holders that are corporations. To the extent that the fair market value of the Spinco Shares exceeds the current and accumulated earnings and profits of Almaden, the distribution of the Spinco Shares pursuant to the Arrangement will be treated first as a non-taxable return of capital to the extent of a U.S. Holder’s tax basis in the Almaden Shares, with any remaining amount being taxed as a capital gain. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.

A dividend paid by Almaden to a U.S. Holder who is an individual, estate or trust generally will be taxed at the preferential tax rates applicable to long-term capital gains if Almaden is a “qualified foreign corporation” (“QFC”) and certain holding period and other requirements for the Almaden Shares are met. Almaden generally will be a QFC as defined under Section 1(h)(11) of the Code if Almaden is eligible for the benefits of the Canada - U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S. However, even if Almaden satisfies one or more of these requirements, Almaden will not be treated as a QFC if Almaden is a PFIC (as defined below) for the tax year during which it pays a dividend or for the preceding tax year. See the section below under the heading “Potential Application of the PFIC Rules.”

If a U.S. Holder is not eligible for the preferential tax rates discussed above, a dividend paid by Almaden to a U.S. Holder generally will be taxed at ordinary income tax rates (rather than the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

A surtax of 3.8% will apply to so-called “net investment income” of an individual U.S. Holder who recognizes adjusted gross income for such year, subject to certain modifications, in excess of $200,000 ($250,000 for a joint return or a surviving spouse and $125,000 for a married taxpayer filing separately). Net investment income generally includes interest, dividends, royalties, rents, gross income from a trade or business involving passive activities, and net gain from the disposition of property (other than property held in a non-passive trade or business).  To the extent that the receipt of Spinco Shares is treated as a dividend or as capital gain, such dividend income or capital gain generally will constitute net investment income.  Each U.S. Holder should consult such U.S. Holder’s own tax advisor regarding the applicability of the tax on net investment income to that U.S. Holder.

Dissenting U.S. Holders

Subject to the PFIC rules discussed below under “Potential Application of the PFIC Rules,” a U.S. Holder that exercises the right to dissent from the Arrangement (a “Dissenting U.S. Holder”) and receives cash for such U.S. Holder’s Almaden Shares generally will recognize gain or loss in an amount equal to the difference, if any, of (a) the amount of cash received by such U.S. Holder in exchange for the Almaden Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the adjusted tax basis of such U.S. Holder in the Almaden Shares surrendered, provided such U.S. Holder does not actually or constructively own any New Almaden Shares after the Arrangement. Such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Almaden Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

If a U.S. Holder that exercises the right to dissent from the Arrangement and receives cash for such U.S. Holder’s Almaden Shares actually or constructively owns New Almaden Shares after the Arrangement, all or a portion of the cash received by such U.S. Holder may be taxable as a distribution under the same rules as discussed under “Receipt of Spinco Shares pursuant to the Arrangement” above.

As discussed previously, a surtax of 3.8% will be imposed on “net investment income” of certain U.S. Holders, to the extent that net investment exceeds certain thresholds. Net investment income generally will include, among other things, gain recognized by a Dissenting U.S. Holder on the receipt of cash in exchange for their Almaden Shares.  Dissenting U.S. Holders should consult their tax advisors regarding the effect, if any, of this surtax on their exercise of the right to dissent from the Arrangement.

Potential Application of the PFIC Rules

The tax considerations of the Arrangement to a particular U.S. Holder will depend on whether Almaden was a PFIC during any year in which a U.S. Holder owned Almaden Shares. In general, a foreign corporation is a PFIC for any taxable year in which either (i) 75% or more of the foreign corporation’s gross income is passive income, or (ii) 50% or more of the average quarterly value of the foreign corporation’s assets produced are held for the production of passive income. Passive income includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Passive income does not include gains from the sale of commodities that arise in the active conduct of a commodities business by a non-U.S. corporation, provided that certain other requirements are satisfied. In determining whether or not it is classified as a PFIC, a foreign corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value.

The determination of PFIC status is inherently factual and generally cannot be determined until the close of the taxable year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. U.S. Holders are urged to consult their own U.S. tax advisors regarding the application of the PFIC rules to the Arrangement. Certain subsidiaries and other entities in which a PFIC has a direct or indirect interest could also be PFICs with respect to a U.S. person owning an interest in the first-mentioned PFIC.  Almaden has not made a determination as to whether it was a PFIC in prior years and does not commit to make any such determination in the current or future years.

If Almaden is a PFIC or was a PFIC at any time during a U.S. Holder’s holding period for the Almaden Shares, the effect of the PFIC rules on a U.S. Holder receiving Spinco Shares pursuant to the Arrangement will depend on whether such U.S. Holder has made a timely and effective election to treat Almaden as a QEF under Section 1295 of the Code (a “QEF Election”) or has made a mark-to-market election with respect to its Almaden Shares under Section 1296 of the Code (a “Mark-to-Market Election”). In this summary, a U.S. Holder that has made a timely QEF Election or Mark-to-Market Election with respect to its Almaden Shares is referred to as an “Electing Almaden Shareholder” and a U.S. Holder that has not made a timely QEF Election or a Mark-to-Market Election with respect to its Almaden Shares is referred to as a “Non-Electing Almaden Shareholder.”   For a description of the QEF Election and Mark-to-Market Election, U.S. Holders should consult the discussion  below under “U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of Spinco Shares, New Almaden Shares and Almaden Shares - Passive Foreign Investment Company Rules – QEF Election” and “– Mark-to-Market Election”.

An Electing Almaden Shareholder generally would not be subject to the default rules of Section 1291 of the Code discussed below upon the receipt of the Spinco Shares pursuant to the Arrangement. Instead, the Electing Almaden Shareholder generally would be subject to the rules described below under “U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of Spinco Shares, New Almaden Shares and Almaden Shares - Passive Foreign Investment Company Rules – QEF Election” and “– Mark-to-Market Election”.

With respect to Non-Electing Almaden Shareholder, if Almaden is a PFIC or was a PFIC at any time during a U.S. Holder’s holding period for the Almaden Shares, the default rules under Section 1291 of the Code will apply to gain recognized on any disposition of Almaden Shares and to “excess distributions” from Almaden (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years (or during the U.S. Holder’s holding period for the Almaden Shares, if shorter).Under Section 1291 of the Code, any such gain recognized on the sale or other disposition of Almaden Shares and any excess distribution must be ratably allocated to each day in a Non-Electing Almaden Shareholder’s holding period for the Almaden Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before Almaden became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year without regard to the Non-Electing Almaden Shareholder’s U.S. federal income tax net operating losses or other attributes and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such prior year. Such Non-Electing Almaden Shareholders that are not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the distribution of the Spinco Shares pursuant to the Arrangement constitutes an “excess distribution” or results in the recognition of capital gain as described above under “Receipt of Spinco Shares pursuant to the Arrangement” with respect to a Non-Electing Almaden Shareholder, such Non-Electing Almaden Shareholder will be subject to the rules of Section 1291 of the Code discussed above upon the receipt of the Spinco Shares. In addition, the distribution of the Spinco Shares pursuant to the Arrangement may be treated, under proposed Treasury Regulations, as the “indirect disposition” by a Non-Electing Almaden Shareholder of such Non-Electing Almaden Shareholder’s indirect interest in Spinco, which generally would be subject to the rules of Section 1291 of the Code discussed above.

U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of Spinco Shares, New Almaden Shares and Almaden Shares

If the Arrangement is approved by the Shareholders, each Shareholder will ultimately receive one Spinco Share and one New Almaden Share for each Almaden Share held by such Shareholder.  If the Arrangement is not approved by the Shareholders, each Shareholder shall retain its Almaden Shares.  The U.S. federal income tax consequences to a U.S. Holder related to the ownership and disposition of Spinco Shares, New Almaden Shares or Almaden Shares, as the case may be, will generally be the same and are described below.

In General

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Spinco Share, New Almaden Share or Almaden Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the distributing company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the distributing company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the distributing company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the shares of the distributing company and thereafter as gain from the sale or exchange of such shares. See the discussion below under the heading “Sale or Other Taxable Disposition of Shares.” However, the distributing company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution with respect to the Spinco Shares, New Almaden Shares or Almaden Shares will constitute ordinary dividend income. Dividends received on Spinco Shares, New Almaden Shares or Almaden Shares generally will not be eligible for the “dividends received deduction.” In addition, distributions from Spinco or Almaden (either on New Almaden Shares or Almaden Shares) will not constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains if the distributing company were a PFIC either in the year of the distribution or in the immediately preceding year, or if the distributing company is not eligible for the benefits of the Canada - U.S. Tax Convention and its shares are not readily tradable on an established securities market in the U.S. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Shares

Upon the sale or other taxable disposition of Spinco Shares, New Almaden Shares or Almaden Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such shares sold or otherwise disposed of. A U.S. Holder’s tax basis in Spinco Shares, New Almaden Shares or Almaden Shares generally will be such holder’s U.S. dollar cost for such shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the shares have been held for more than one year.

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If Spinco or Almaden were to constitute a PFIC under the meaning of Section 1297 of the Code (as described above under “U.S. Federal Income Tax Consequences of the Arrangement – Receipt of Spinco Shares pursuant to the Arrangement ”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to such U.S. Holder resulting from the acquisition, ownership and disposition of Spinco Shares, New Almaden Shares or Almaden Shares, as applicable. Almaden has not made a determination as to whether it was a PFIC in prior years and does not commit to make any such determination in the current or future years. In addition, Spinco does not commit to make any determination as to whether it will be a PFIC in the current or future years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge whether Almaden (or a Subsidiary PFIC as defined below) was a PFIC in a prior year or whether Spinco or Almaden is a PFIC in the current or future years. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of Spinco, Almaden and any of their Subsidiary PFICs. Neither Spinco nor Almaden currently intend to provide information to its shareholders concerning whether it is a PFIC for 2015 or future years.

Each U.S. Holder generally must file IRS Form 8621 reporting distributions received and gain realized with respect to each PFIC in which the U.S. Holder holds a direct or indirect interest. In addition, subject to certain rules intended to avoid duplicative filings, U.S. Holders generally must file an annual information return on IRS Form 8621 with respect to each PFIC in which the U.S. Holder holds a direct or indirect interest. Each U.S. Holder should consult its tax advisor regarding these and any other applicable information or other reporting requirements.

Under certain attribution rules, if either Spinco of Almaden is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of its direct or indirect equity interest in any subsidiary that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale of the Spinco Shares, New Almaden Shares or Almaden Shares, as applicable, and their proportionate share of (a) any excess distributions on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by Spinco or Almaden or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of Spinco Shares, New Almaden Shares or Almaden Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If either Spinco or Almaden is a PFIC for any tax year during which a U.S. Holder owns Spinco Shares, New Almaden Shares or Almaden Shares, as applicable, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of such shares will depend on whether and when such U.S. Holder makes a QEF Election to treat Spinco or Almaden, as applicable, and each Subsidiary PFIC, if any, as a QEF under Section 1295 of the Code or makes a Mark-to-Market Election under Section 1296 of the Code. A U.S. Holder that does not make either a timely QEF Election or a Mark-to-Market Election with respect to its Spinco Shares, New Almaden Shares or Almaden Shares, as applicable, will be referred to in this summary as a “Non-Electing Shareholder.”

A Non-Electing Shareholder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Spinco Shares, New Almaden Shares or Almaden Shares, as applicable, and (b) any excess distribution received on the Spinco Shares, New Almaden Shares or Almaden Shares, as applicable. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the applicable shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Spinco Shares, New Almaden Shares or Almaden Shares, as applicable, (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on such shares, must be ratably allocated to each day in a Non-Electing Shareholder’s holding period for the respective shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year without regard to the shareholder’s net operating losses or other U.S. federal income tax attributes, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing Shareholder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If either Spinco or Almaden is a PFIC for any tax year during which a Non-Electing Shareholder holds Spinco Shares, New Almaden Shares or Almaden Shares, as applicable, the applicable company will continue to be treated as a PFIC with respect to such Non-Electing Shareholder, regardless of whether that company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing Shareholder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such shares were sold on the last day of the last tax year for which the applicable company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its Spinco Shares, New Almaden Shares or Almaden Shares, as applicable, begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to those shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of Spinco or Almaden, as applicable, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of Spinco or Almaden, as applicable, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which Spinco or Almaden, as applicable, is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder. However, for any tax year in which Spinco or Almaden, as applicable, is a PFIC and has no net income or gain as determined for U.S. income tax purposes, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to Spinco or Almaden, as applicable, generally (a) may receive a tax-free distribution from the applicable company to the extent that such distribution represents “earnings and profits” of the distributing company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the shares of the applicable company to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Spinco Shares, New Almaden Shares or Almaden Shares, as applicable.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Spinco Shares, New Almaden Shares or Almaden Shares in which Spinco or Almaden, as applicable, was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Spinco Shares, New Almaden Shares or Almaden Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC in order for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, Spinco or Almaden ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which Spinco or Almaden, as applicable, is not a PFIC. Accordingly, if Spinco or Almaden becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which Spinco or Almaden, as applicable, qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that Spinco or Almaden will satisfy the record keeping requirements that apply to a QEF, or that Spinco or Almaden will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that Spinco or Almaden is a PFIC. Neither Spinco nor Almaden commits to provide information to its shareholders that would be necessary to make a QEF Election with respect to Spinco or Almaden for any year in which it is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Spinco Shares, New Almaden Shares or Almaden Shares (or with respect to any Subsidiary PFIC). Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if Spinco or Almaden does not cannot provide the required information with regard to Spinco, Almaden or any of their Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing Shareholders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Spinco Shares, New Almaden Shares or Almaden Shares, as applicable, are marketable stock. These shares generally will be “marketable stock” if they  are regularly traded on: (i) a national securities exchange that is registered with the Securities and Exchange Commission; (ii) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934; or (iii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that: (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, and together with the rules of such foreign exchange, ensure that such requirements are actually enforced; and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.  There is no assurance that Spinco Shares, New Almaden Shares or Almaden Shares will be marketable stock for this purpose.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Spinco Shares, New Almaden Shares or Almaden Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for  such shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, those shares.

A U.S. Holder that makes a Mark-to-Market Election with respect to Spinco Shares, New Almaden Shares or Almaden Shares will include in ordinary income, for each tax year in which Spinco or Almaden, as applicable, is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the applicable shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the applicable shares, over (b) the fair market value of such shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election with respect to Spinco Shares, New Almaden Shares or Almaden Shares generally also will adjust such U.S. Holder’s tax basis in the applicable shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of such shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Spinco Shares, New Almaden Shares or Almaden Shares, as applicable, cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Spinco Shares, New Almaden Shares or Almaden Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Spinco Shares, New Almaden Shares or Almaden Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which such shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if Spinco or Almaden is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Spinco Shares, New Almaden Shares or Almaden Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult with its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Spinco Shares, New Almaden Shares or Almaden Shares.

Additional Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of Spinco Shares, New Almaden Shares or Almaden Shares may elect to deduct or credit such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Spinco Shares, New Almaden Shares or Almaden Shares that is treated as a “dividend” may be different for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in (in some cases) a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income with the result that credits generated within a specific category of income may only offset income taxes with respect to foreign source income within that same category of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

The U.S. dollar value of any cash payment in Canadian dollars to a U.S. Holder will be translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. A U.S. Holder will generally have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and converts or disposes of the Canadian dollars after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, which generally will be U.S. source income or loss for foreign tax credit purposes.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Additional Tax on Passive Income

As discussed previously, a surtax of 3.8% will be imposed on “net investment income” of certain U.S. Holders, to the extent that net investment exceeds certain thresholds. Net investment income generally will include, among other things, dividends paid on Spinco Shares, New Almaden Shares and Almaden Shares and net gain from the disposition of such shares.  U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Spinco Shares, New Almaden Shares or Almaden Shares.

Information Reporting and Backup Withholding Tax

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, section 6038D generally imposes U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their shares are held in an account at a domestic financial institution. A U.S. Holder’s disclosure of foreign financial assets pursuant to section 6038D of the Code should be made on IRS Form 8938. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of (a) distributions on the Spinco Shares, New Almaden Shares or Almaden Shares, (b) proceeds arising from the sale or other taxable disposition of Spinco Shares, New Almaden Shares or Almaden Shares, or (c) any payments received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising dissent rights under the Arrangement) generally may be subject to information reporting and backup withholding tax, at the current rate of 28% if a U.S. Holder (i) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (iv) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO SECURITYHOLDERS WITH RESPECT TO THE DISPOSITION OF THOSE SECURITIES PURSUANT TO THE ARRANGEMENT OR THE OWNERSHIP AND DISPOSITION OF THOSE SECURITIES RECEIVED PURSUANT TO THE ARRANGEMENT. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

SECURITIES LAWS CONSIDERATIONS

The following is a brief summary of the securities law considerations applying to the transactions contemplated herein.

CANADIAN SECURITIES LAWS

Each Holder is urged to consult such Holder’s professional advisers to determine the Canadian conditions and restrictions applicable to trades in the Spinco Shares.

Status under Canadian Securities Laws

Almaden is a reporting issuer in the following jurisdictions in Canada: British Columbia, Alberta and Ontario. Almaden Shares currently trade on the TSX.  After the Plan of Arrangement, Spinco will be a reporting issuer in British Columbia, Alberta and Ontario.

Spinco has applied to list the Spinco Shares on the TSX-V.  Listing will be subject to the issuer fulfilling all the listing requirements of the TSX-V.  Spinco does not have any of its securities listed or quoted, and has not applied to list or quote any of its securities, on a U.S. marketplace.

Distribution and Resale of Spinco Shares Under Canadian Securities Laws

The distribution of the Spinco Shares pursuant to the Plan of Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation.  With certain exceptions, the Spinco Shares may generally be resold in each of the provinces of Canada provided the trade is not a “control distribution” as defined in National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators, no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid to a person or company in respect of the trade and, if the selling security holder is an insider or officer of Spinco, the insider or officer has no reasonable grounds to believe that Spinco is in default of securities legislation.

U.S. SECURITIES LAWS

Status Under U.S. Securities Laws

Each of Almaden and Spinco is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act.  The Spinco Shares are not listed for trading, and Spinco does not intend to seek a listing for the Spinco Shares at this time on a stock exchange in the United States.

The following discussion is a general overview of certain requirements of U.S. federal securities laws that may be applicable to Almaden Shareholders in the United States (“U.S. Shareholders”).  All U.S. Shareholders are urged to consult with their own legal counsel to ensure that any subsequent resale of Spinco Shares distributed to them under the Plan of Arrangement complies with applicable securities legislation.  Further information applicable to U.S. Shareholders is disclosed under the heading “Note to United States Shareholders”.

The following discussion does not address the Canadian securities laws that will apply to the distribution of the Spinco Shares or the resale of these shares by U.S. Shareholders within Canada.  U.S. Shareholders reselling their Spinco Shares in Canada must comply with Canadian securities laws, as outlined elsewhere in this Information Circular.

Exemption from the Registration Requirements of the U.S. Securities Act

The Spinco Shares to be distributed pursuant to the Plan of Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, but will be issued in reliance upon the Section 3(a)(10) Exemption under the U.S. Securities Act and exemptions provided under the securities laws of each state of the United States in which U.S. Shareholders reside.  Section 3(a)(10) of the U.S. Securities Act exempts from registration the distribution of a security that is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval.  Accordingly, the Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Spinco Shares distributed in connection with the Plan of Arrangement.  See “The Plan of Arrangement – Conduct of Meeting and Other Approvals – Court Approval of the Plan of Arrangement” above.

Resales of Spinco Shares after the completion of the Plan of Arrangement

The manner in which a shareholder of Spinco may resell in the United States the Spinco Shares received on completion of the Plan of Arrangement will depend on whether such holder is, at the time of such resale, an “affiliate” of Almaden or Spinco, or has been such an “affiliate” at any time within 90 days immediately preceding the resale in question.

As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, that issuer. Typically, persons who are executive officers, directors or 10% (or greater) holders of an issuer are considered to be its “affiliates,” as well as any other person or group that actually controls the issuer. Persons who are affiliates of Almaden on completion of the Plan of Arrangement will be deemed to be “affiliates” of Spinco for at least 90 days thereafter.

Persons who were not affiliates of Almaden upon completion of the Arrangement (or during the 90 days immediately preceding it), and are not affiliates of Spinco after the completion of the Plan of Arrangement, may resell the Spinco Shares that they receive in connection with the Plan of Arrangement in the United States, as well as outside the United States pursuant to SEC Regulation S (discussed below), without restriction under the U.S. Securities Act.

Persons who are affiliates of Spinco after completion of the Plan of Arrangement, as well as, at any time during the 90 day period immediately following completion of the Arrangement, persons who were affiliates of Almaden upon completion of the Plan of Arrangement, may not sell their Spinco Shares that they receive in connection with the Plan of Arrangement in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available, such as the exemptions contained in Rule 144 under the U.S. Securities Act or Rule 904 of Regulation S.

Rule 144

In general, Rule 144 under the U.S. Securities Act provides that persons who are affiliates of Spinco after the Plan of Arrangement or, at any time during the 90 day period immediately following completion of the Arrangement, persons who were affiliates of Almaden upon completion of the Plan of Arrangement,  will be entitled to sell in the United States, during any three-month period, a portion of the Spinco Shares that they receive in connection with the Plan of Arrangement, provided that the number of such shares sold does not exceed the greater of one percent of the number of then outstanding securities of such class or, if such securities are listed on a United States securities exchange (which Spinco does not intend to seek at this time), the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about Spinco.  Persons who are affiliates of Spinco after the Plan of Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Spinco.

Regulation S

Subject to certain limitations, all holders of Spinco Shares may immediately resell such securities outside the United States, without registration under the U.S. Securities Act, pursuant to Regulation S under the U.S. Securities Act. Generally, subject to certain limitations, holders of Spinco Shares who are not its affiliates, or who are its affiliates solely by virtue of being its officer and/or director and who pay nothing other than a usual and customary broker’s commission in connection with the transaction, may, under the securities laws of the United States, resell their Spinco Shares in an “offshore transaction” (which would include a sale through the TSX-V) if neither the seller, any affiliate of the seller, nor any person acting on their behalf engages in any “directed selling efforts” in the United States. For the purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the resale transaction. Under Regulation S, certain additional restrictions and qualifications are applicable to holders of Spinco Shares who are its affiliates other than by virtue of being its officer and/or director.

The foregoing discussion is only a general overview of the requirements of United States Securities Laws for the resale of the Spinco Shares received under the Plan of Arrangement. Holders of Spinco Shares are urged to seek legal advice prior to any resale of such securities to ensure that the resale is made in compliance with the requirements of applicable securities legislation.

Issuance of Spinco Replacement Stock Options and Spinco Shares upon exercise of the Spinco Replacement Stock Options

The issuance of the Spinco Replacement Stock Options to Optionholders that are in the United States or that are U.S. Persons will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued in reliance upon certain exemptions from registration, including Section 4(a)(2) under the U.S. Securities Act, and exemptions provided under the securities laws of each state of the United States in which U.S. Optionholders reside.

The Spinco Shares issuable upon exercise of the Spinco Replacement Stock Options have not been registered under the U.S. Securities Act or under applicable state securities laws. As a result, the Spinco Replacement Stock Options may not be exercised by or on behalf of a person in the United States or a U.S. Person, and the Spinco Shares issuable upon exercise thereof in the United States or by a U.S. Person may not be offered or resold, unless such securities have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

Issuance of Spinco Replacement Warrants and Spinco Shares upon exercise of the Spinco Replacement Warrants

The issuance of the Spinco Replacement Warrants to Warrantholders that are in the United States or that are U.S. Persons will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued in reliance upon certain exemptions from registration, including Section 4(a)(2) under the U.S. Securities Act, and exemptions provided under the securities laws of each state of the United States in which U.S. Warrantholders reside.

The Spinco Shares issuable upon exercise of the Spinco Replacement Warrants have not been registered under the U.S. Securities Act or under applicable state securities laws.  As a result, the Spinco Replacement Warrants may not be exercised by or on behalf of a person in the United States or a Person may not be offered or resold, unless such securities have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

ALMADEN MINERALS LTD.

Information relating to Almaden is available on SEDAR at www.sedar.com.  Almaden Shareholders may contact Almaden’s Corporate Secretary by phone at (604) 689-7644, or by mail at 1103 – 750 West Pender Street, Vancouver, British Columbia, V6C 2T8 to request copies of Almaden’s financial statements and management’s discussion and analysis.

Almaden’s financial information is provided in Almaden’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year.

ALMADEX MINERALS LIMITED

The following describes the business of Spinco, post-Plan of Arrangement, and should be read together with the Pro Forma Financial Statements, attached hereto as Schedule “F”, and the audited carve-out consolidated financial statements and unaudited carve-out consolidated financial statements (the “Carve-Out Financial Statements”) of the business of Spinco (the “Spinco Business”) attached hereto as Schedule “H”.

NAME ADDRESS AND INCORPORATION

Spinco was incorporated under the BCBCA on April 10, 2015 as Almadex Minerals Limited. The articles of Spinco include an advance notice requirement for the nomination and election of directors. Spinco is not currently a reporting issuer and its shares are not listed on any stock exchange.  If the Plan of Arrangement is completed, Spinco will be a reporting issuer in British Columbia, Alberta and Ontario.

Spinco has applied to list the Spinco Shares on the TSX-V.  Listing will be subject to the issuer fulfilling all the listing requirements of the TSX-V.  Spinco does not have any of its securities listed or quoted, and has not applied to list or quote any of its securities, on a U.S. marketplace.

The registered office of Spinco is located at 1200 Waterfront Centre, 200 Burrard Street Vancouver, British Columbia, V7X 1T2 and the principal office of Spinco is located at 1103 – 750 West Pender Street, Vancouver, British Columbia, V6C 2T8.

INTERCORPORATE RELATIONSHIPS

Set out below is the corporate structure of Almaden immediately prior to the Effective Date:

Almaden Minerals Ltd.
100%
Puebla Holdings Inc.
100%
Pangeon Holdings Ltd.
50%
ATW Resources Ltd.
~39%
Gold Mountain Mining Corp.
66%
ATW Joint Venture
99.9%
Minera Gorrion SA de CV
99.9%
Minera Alondra SA de CV
99.9%
Compania Minera Zapata SA de CV
99.9%
Almaden de Mexico SA de CV
99.9%
Minera Gavilan SA de CV
100%
Ixtaca Precious Metals Inc.
100%
Republic Resources Inc.
100%
Almaden America Inc.
Mexico
Canada
USA

Set out below is the corporate structure of Spinco immediately after the Effective Date:

DESCRIPTION OF BUSINESS

Prior to the Effective Date, Almaden will transfer the Transferred Assets to Spinco.  These assets include:

1.	a 100% interest in the El Cobre Project in Mexico. This exploration property is material to Spinco.

2.	a portfolio of 21 other exploration projects, many of which are located in eastern Mexico;

3.	a 2% NSR on the Tuligtic Property in Mexico. This royalty is material to Spinco;

4.	a portfolio of 21 additional NSR royalties on exploration projects in Mexico, Canada and United States identified through Almaden’s past prospect generator activities;

5.	equity holdings in several publicly-listed companies;

6.	1,597 ounces of gold bullion (“Gold Inventory”); and

7.	approximately $3,200,000 in cash, which should represent sufficient working capital to satisfy stock exchange requirements.

A description of the properties and royalties that Spinco has acquired is set out below under the headings “Spinco Properties” and “Spinco Royalties”.

As noted in the diagram above, prior to the Effective Date Spinco will own the interest in the following subsidiaries:

1.	Almadex Royalties Ltd. (“Royaltyco”);

2.	Pangeon Holdings Ltd;

3.	Compania Minera Zapata, S.A. de C.V.;

4.	Almaden de Mexico, S.A. de C.V. ;

5.	Minera Gavilan, S.A. de C.V. (“Gavilan”);

6.	Ixtaca Precious Metals Inc.;

7.	Republic Resources Inc.;

8.	Almaden America Inc. (“Almaden America”);

9.	ATW Resources Ltd.; and

10.	Gold Mountain Mining Corporation (“Gold Mountain”).

Spinco’s intention going forward is to continue to develop its mineral properties, either by undertaking exploration directly or indirectly through joint ventures or other business arrangements, and to manage its interest in the 22 NSR royalties, the marketable securities and Gold Inventory acquired from Almaden. Spinco’s future business is likely to include the acquisition, through staking activity or otherwise, of additional mineral assets and Spinco therefore anticipates that its directly held mineral property and royalty portfolio will evolve with the business.

Spinco Properties

Material Property – El Cobre

Spinco indirectly holds, through Gavilan, a 100% interest in the El Cobre copper-gold porphyry exploration project in Mexico (the “El Cobre Project”). The following is a description of the El Cobre Property. See “Technical and Third Party Information” above.

Project Description and Location

The El Cobre Property has a total area of 7,456.4 hectares and is located adjacent to the Gulf of Mexico, about 75 kilometres northwest of the city of Veracruz, within the state of Veracruz, Mexico. It is bounded by latitudes 19°35.0’ N and 19°41.1’ N, and longitudes 96°27.2’ W and 96°32.7’ W, and is centred at approximately 19°38’ N latitude and 96°30’ W longitude.

El Cobre Property Mineral Claims

Claim Number	Claim Name	Title Holder	Acquired
218457	CABALLO BLANCO III	YOLANDA ALVAREZ GUDINI	05/11/2002
218955	CABALLO BLANCO V	YOLANDA ALVAREZ GUDINI	28/01/2003
221152	REYNA NEGRA FRACCION 2	MINERA GAVILAN, S.A. DE C.V.	03/12/2003
223360	CABALLO BLANCO VIII	MINERA GAVILAN, S.A. DE C.V.	03/12/2004
224416	REDUCCION REYNA NEGRA F. 4	MINERA GAVILAN, S.A. DE C.V.	04/05/2005
234279	REY NEGRO	MINERA CARDEL, S.A. DE C.V.	10/06/2009
237440	C. B. X-a	MINERA GAVILAN, S.A. DE C.V.	16/12/2010
240776	CABALLO BLANCO IX FRACCION 1	MINERA GAVILAN, S.A. DE C.V.	28/06/2012

El Cobre Property Mineral Claims

Historically, the El Cobre Property formed part of the larger Caballo Blanco property (the “Caballo Blanco Property”). Pursuant to an agreement between Almaden and Goldgroup Mining Inc. (“Goldgroup”) dated February 5, 2010, Goldgroup gained the right to acquire a 70% interest in Almaden’s 100% owned Caballo Blanco project (the “Caballo Blanco Project”) under the condition that a portion of the Caballo Blanco Property, the El Cobre Property, be transferred to a new entity, owned 60% by Almaden and 40% by Goldgroup. Subsequently, on October 17, 2011 Almaden agreed to sell to Goldgroup its remaining 30% interest in the Caballo Blanco Property and to acquire 100% interest in the El Cobre Property.

The El Cobre Property, as defined under the terms of the agreement with Goldgroup, forms an irregular polygon comprising a portion of eight (8) mineral claims registered to Gavilán; Minera Cardel S.A. de C.V., a wholly owned subsidiary of Goldgroup; and Yolanda Alvarez Gudini, with whom Almaden has executed a property agreement. According to the property agreement with Yolanda Alvares Gudini, El Cobre is subject to the following sliding scale royalty to be paid to an individual):

(a)	a royalty of 0.625% if obtaining benefit of up to 1,000 tons per day;

(b)	a royalty of 0.50% if obtaining benefit from 1,001 to 1,500 tons per day;

(c)	a royalty of 0.375% if obtaining benefit from 1,501 to 10,000 tons per day; and

(d)	a royalty of 0.25% if obtaining benefit from 10,001 tons or more per day.

Pursuant to the Mining Law of Mexico (the “Mining Law”), there is no distinction between exploration mining concessions and exploitation mining concessions. The Mining Law permits the owner of a mining concession to conduct exploration for the purpose of identifying mineral deposits and quantifying and evaluating economically usable reserves, to prepare and to develop exploitation works in areas containing mineral deposits, and to extract mineral products from such deposits. Mining concessions have a duration of 50 years from the date of their recording in the Registry, and may be extended for an equal term if the holder requests an extension within five years prior to the expiration date.

To maintain a claim in good standing, holders are required to provide evidence of the exploration and/or exploitation work carried out on the claim under the terms and conditions stipulated in the Mining Law, and to pay mining duties established under the Mexican Federal Law of Rights, Article 263. Exploration work can be evidenced with investments made on the lot covered by the mining claim, and the exploitation work can be evidenced the same way, or by obtaining economically utilizable minerals. The Regulation of the Mining Law indicates the minimum exploration expenditures or the value of the mineral products to be obtained

Mining Concession Minimum Expenditure / Production Value Requirements

Area (hectares)	Fixed quota in Pesos (CAD$)(1)	Additional annual quota per hectare in Pesos
(CAD$ per hectare)*
		1st year	2nd to 4th year	5th to 6th year	7th year and after
<30	262.24 (20.98)	10.48 (0.84)	41.95 (3.36)	62.93 (5.03)	63.93 (5.11)
30 - 100	524.49 (41.96)	20.97 (1.68)	83.91 (6.71)	125.88 (10.07)	125.88 (10.07)
100 - 500	1,048.99 (83.92)	41.95 (3.36)	125.88 (10.07)	251.75 (20.14)	251.75 (20.14)
500 - 1000	3,146.98 (251.76)	38.81 (3.10)	119.91 (9.59)	251.75 (20.14)	503.51 (40.28)
1000 - 5000	6,293.97 (503.52)	35.66 (2.85)	115.39 (9.23)	251.75 (20.14)	1,007.03 (80.56)
5000 - 50000	22,028.92 (1,762.31)	32.52 (2.60)	111.19 (8.90)	251.75 (20.14)	2,014.07 (161.13)
> 50000	209,799.28 (16,783.94)	29.37 (2.35)	104.9 (8.39)	251.75 (20.14)	2,014.07 (161.13)

Note:

(1)           Using a conversion of 1 Mexican Peso = 0.08 CAD$

The El Cobre Property is currently subject to annual exploration/exploitation expenditure requirements of approximately $68,125 per year.

Subject to the Mining Law, any company conducting exploration, exploitation and refining of minerals and substances requires previous authorization from the Secretary of Environment and Natural Resources (“SEMARNAT”). Because mining exploration activities are regulated under Official Mexican Norms (specifically NOM-120) submission of an Environmental Impact Statement (a “Manifestacion de Impacto Ambiental” or “MIA”) is not required provided exploration activities do not exceed disturbance thresholds established by NOM-120. Exploration activities require submission to SEMARNAT of a significantly less involved Preventive Report which outlines the methods by which the owner will maintain compliance with applicable regulations. If the exploration activities detailed within the Preventive Report exceed the disturbance thresholds established by NOM-120, SEMARNAT will inform the owner that a MIA is required within a period of no more than 30 days.

The present scale of exploration activities within the El Cobre Property are subject to NOM-120 regulation. In the future, if significantly increased levels of exploration activities are anticipated, submission of a MIA may be required. Almaden has negotiated surface land use agreements with landowners within the area affected by diamond drilling activities.

At present, Almaden is not aware of any environmental liabilities to which the El Cobre Property may be subject, or any other significant risk factors that may affect access, title, or Almaden’s right or ability to perform work on the El Cobre Property.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The El Cobre Property is located adjacent to the Gulf of Mexico about 75 kilometres northwest of the city of Veracruz in the state of Veracruz, Mexico. Veracruz is a major port city and naval base with an international airport with numerous daily flights to and from Mexico City and other national and international destinations.

The El Cobre Property can be accessed easily from Veracruz via the Veracruz-Alamo Highway (HWY 180) and the Tinajitas-Palma Road. Following the Veracruz-Alamo Highway north to El Farallon, take the Tinajitas-Palma Road southeast towards the town of Tinajitas. A network of secondary and dirt roads provide access to most of the El Cobre Property.

The nearest supply center is Cardel, a town of 20,000 located approximately 30 kilometres south of the claim block. Less than 10 kilometres northeast of the El Cobre Property sits Mexico’s only nuclear power plant at Laguna Verde. Its location allows easy access to the Mexican electrical power grid. Water is relatively abundant in small creeks at elevations below 200 metres, throughout most of the year.

The El Cobre Property is characterized by hilly and partly forested agricultural land. The terrain reaches a maximum elevation of 600 metres.

The climate is sub-tropical with a rainy season from late June until the middle of November. Occasional hurricanes affect the region during this time of the year. In general, weather conditions favor field operations during the drier part of the year from mid-November to June.

History

The present day El Cobre Property covers an area historically referred to as the Central Grid Zone of the Caballo Blanco Property. The El Cobre Property was separated from the adjacent Caballo Blanco Property in 2010. All historical exploration programs and ownership discussed in this section are focused on the Central Grid Zone and El Cobre Property.

Mineralization was first discovered at Caballo Blanco in 1993 by Charles Warren of Whitehorse, Yukon. He collected samples of clay altered volcanic rocks from a road cut along the Pan American Highway, assaying up to 8 grams-per-tonne (g/t) gold. In 1994 he staked several claims covering the area now known as the Highway Zone. The El Cobre Property was subsequently optioned to Minera Gavilán S.A. de C.V., a wholly-owned subsidiary of Almaden, which staked claims to cover two additional areas, known as the Northern Zone and the Central Grid Zone.

Between 1995 and 1998, Almaden completed extensive exploration work focused on porphyry copper-gold (Cu-Au) and epithermal gold-silver (Au-Ag) targets in the Central Grid Zone. A grid was established with east-west lines spaced 100 metres apart over a 3.5 by 3 kilometre area. Soil sampling was completed at 25 metres spacing. Large coincident Cu-Au and Cu-Au-Pb-Zn (lead-zinc) anomalies were identified associated with mineralized outcrop and float. A gradient array induced polarization (IP) geophysical survey was carried out over the grid. The survey identified numerous zones of elevated chargeability within the Central Grid area. These zones correspond well to anomalous soil geochemistry, zones of vein float and outcropping mineralization.

Ground magnetic work in the Central Grid Zone resulted in the definition of several magnetic highs associated with elevated chargeability, soil geochemical anomalies and exposed porphyry style mineralization.

During April and May of 1998, seventeen reverse circulation (RC) drill holes, totalling 2,395 metres, were completed targeting IP chargeability anomalies, anomalous soil geochemistry and mineralized outcrop in the areas presently referred to as the El Porvenir and Los Banos Zones. Several holes intersected porphyry copper-gold mineralization associated with potassium-silicate and sericite-pyrite alteration. The best result was returned from drill hole CB04 which intersected 1.19 g/t Au and 0.12 % Cu over 48 metres, including 3.83 g/t Au and 0.37 % Cu over 12 metres, within the El Porvenir Zone.

In 2001, Almaden optioned the Caballo Blanco Property to Noranda Inc. During 2002, Noranda Inc. completed four vertical diamond drill holes, totalling 1,145 metres, at the El Porvenir and Los Banos Zones. No significant Cu-Au mineralization was intersected. Two further holes were drilled, totalling 163 metres, at Almaden’s expense; again, no significant assay results were reported. Noranda Inc. terminated its option in the fall of 2002.

In December 2002, Almaden signed a joint-venture agreement with Comaplex Minerals Corp. (“Comaplex”) which proposed to spend US$2 million over four years to explore the Caballo Blanco Property. Comaplex carried out a variety of geological work throughout Caballo Blanco, targeting the Central Grid Zone (now the El Cobre Property), the Highway Zone and the Northern Zone (both outside the current El Cobre Property). Two diamond drill holes, totalling 516 metres, were completed within the El Porvenir Zone. Drill hole DDH04CB1 averaged 0.38 g/t Au and 0.16% Cu over 298 metres, the entire length of the hole. The second hole did not return significant results. Comaplex completed the required expenditures of the joint venture agreement and went on to earn a 60% interest in Caballo Blanco Property, including the Central Grid Zone. In February 2007, Almaden purchased Comaplex’s 60% interest for a cash payment of US$1.25 million.

In April 2007, Almaden optioned Caballo Blanco to Canadian Gold Hunter Corp. (“CGH”). Extensive exploration work was conducted between 2007 and 2009, which included the establishment of a cut-and-flagged picket grid, soil geochemical sampling, IP and ground magnetometer surveys, prospecting, geological mapping, access road construction and diamond drilling. The geophysical and geochemical survey grids extended the 1998 grids to the north and west, which led to the discovery of the Norte Zone. A total of 64 line- kilometres of ground IP/Mag were surveyed, 1,238 soil and 10 rock samples were collected, and 10 holes were drilled, totalling 2,837 metres. Drill hole 08-CBCN-022 intersected 0.19 g/t Au and 0.14% Cu over 259 metres, including 0.30 g/t Au and 0.20 % Cu over 54.7 metres within the Norte Zone. Hole 08-CBCN-019, also drilled in the Norte Zone, intersected 0.27% Cu, and 0.42 g/t Au over 41.15 meters.

In January 2008, the geophysics department of the Servicio Geologico de Mexico (SGM) completed a helicopter-borne magnetic and radiometric survey over the northern half of Caballo Blanco Property, covering the northern half of the Central Grid Zone.

In September 2009, CGH changed its name to NGEx Resources Inc. and later in November signed a share purchase agreement allowing Goldgroup to earn a 70% interest in the Caballo Blanco Property.

In February 2010, the area of present day El Cobre Property was defined and separated from Caballo Blanco Property. Pursuant to an agreement between Almaden and Goldgroup, the El Cobre Property was transferred to a new entity, owned 60% by Almaden and 40% by Goldgroup.

In October of 2011, Almaden sold its 30% interest in the Caballo Blanco Project and re-acquired 100% interest in the El Cobre Property.

Geological Setting

Regional Geology

The El Cobre Property is located at the intersection of the Trans-Mexican Volcanic Belt (at its eastern extremity) and the NNW-SSE trending Eastern Alkaline Province. Regionally, the area is located over a tectonic high known as the Teziutlan Massif, which has a Paleozoic (metamorphicintrusive-metasedimentary) basement. The Teziutlan massif divides the Tampico-Misantla Basin and the Veracruz Basin, respectively to the north and south. Such basement underlies marine Mesozoic rocks.

The Trans-Mexican Volcanic Belt (TMVB) has been defined as a continental magmatic arc formed by more than 8,000 volcanic edifices and a few intrusive bodies that extends from the Pacific to the Gulf coast in Central Mexico (1,000 kilometres long and up to 230 kilometres wide), with a general east-west orientation. The TMVB is controlled by a complex extensional tectonic regime, whose volcanic products are underlain by basements with widely different ages, compositions and thicknesses. Calc-alkaline and alkaline rocks are distributed all along the TMVB; however alkaline rocks (Na-K) tend to be more abundant at both the west and east ends of the TMVB.

The Eastern Alkaline Province (EAP) was considered as an independent Cenozoic magmatic province with alkaline rocks, related to extensional faulting parallel to the Gulf of Mexico coast, extending from the state of Tamaulipas in the north southward to the Los Tuxtlas Range in the State of Veracruz.

The volcanism near the El Cobre Property area is linked to the evolution of the TMVB. Several geological episodes have been distinguished during the time evolution of the TMVB. These episodes are well represented around the El Cobre Property.

Property Geology

Volcaniclastics and dacitic tuffs and flows are the main rocks mapped in the target areas of El Cobre, bounded by major faults, which define a large and favourable structural-stratigraphic (and preserved) window. Different dioritic, monzodiorite and monzonitic intrusive rocks are described (from surface and driII hole data), showing early potassic (K-spar ± biotite-magnetite) alteration associated with malachite (thin fractures in surface outcrop), chalcopyrite and traces of bornite (in drill core). A later sericite event overprints and replaces the potassic alteration, converts magnetite to hematite (and ultimately pyrite) and may have leached at least a part of the earlier copper (and gold). At Norte Zone, sericite alteration extends into the overlying quartz-eye dacite crystal tuffs. Late, fine druzy quartz-sericite veins with minor chalcopyrite, galena and sphalerite cut monzodiorite at EI Porvenir.

The middle Miocene to Quaternary stratigraphic units mapped within the El Cobre Property area are presented below from oldest to youngest.

Dioritic Intrusions and Dioritic Dikes are set of plutons, which represent the oldest rocks in the El Cobre Property; they are referred to as the middle-late Miocene basement for the overlying differentiated sequence of volcanic and volcano-sedimentary rocks in the area. They have, in general, a dioritic composition (diorite and probably some gabbros with a wide range of textures), are interpreted to have been emplaced during a period of extension and likely represent magmatic feeder systems for younger (or coeval) mafic and intermediate flows. The main exposure of these rocks is located to the northeast of the El Cobre Property.

Mafic-Intermediate Flows are formed by different basaltic to andesitic flows, with different textures including microcrystalline, feldspar-pyroxene porphyritic and amygdaloidal. This unit is mapped in the southern half of the El Cobre Property. It is the oldest unit encountered in drilling within El Cobre.

Monzodiorite Porphyry is exposed within an erosional window at EI Porvenir zone of El Cobre and has been intersected by Drill Holes in the Norte Zone of El Cobre where it underlies quartz-eye dacite crystal tuffs. In both areas monzodiorite cross-cuts older basalt and is strongly correlated with airborne magnetic highs, copper sulphides with gold and associated K-spar-magnetite alteration. A similar but more dioritic and slightly younger phase of the same intrusive suite intrudes monzodiorite at EI Porvenir and monzodiorite and quartz-eye dacite crystal tuff at Norte Zone. After examining core from Norte and EI Porvenir, Dr. Richard Sillitoe considered the two porphyry systems to be identical and, hence, the same age.

Volcaniclastics package basically consists of unsorted lithic fragments of varying compositions within a poorly sorted, fine to medium grained matrix, in addition to fine grained volcanic sands and ash layers. Bedding is rarely identified in these rocks but, where evident, it is generally gently dipping and uniform. This rock has been affected by strong hydrothermal alteration. In the El Cobre area, the volcaniclastic rocks are interbedded with or overlain by felsic volcanic rocks.

Andesite unit is composed of intermediate volcanic to sub-volcanic rocks are commonly feldspar rich and porphyritic to locally equigranular. They have been mapped within the volcaniclastic sequence (at least in the mineralized targeted areas of the El Cobre Property). Andesite generally has the same distribution as the volcaniclastic unit.

Dacitic Tuffs and Felsic Volcanic Rocks include flows, dikes and tuffs with medium-grained feldspars, some quartz eyes, hornblende and biotite, generally within a fine-grained matrix and sometimes containing abundant heterolithic clasts. It is mapped basically around the Norte target in the northern part of the El Cobre. The thickness of this package increases to the west, apparently indicating a westerly derived source.

Dacitic dikes, with moderate carbonate alteration mapped within this unit, are described cutting older rocks affected by potassic-magnetite alteration.

Heterolithic conglomerate forms thick-to-massive-bedded, poorly consolidated and poorly sorted sedimentary units exposed south of the El Cobre Property. Locally, clasts consist mainly of one rock type, suggesting localized source areas for particular conglomerate deposits. The lower-most section of this unit is contemporaneous with intermediate flows, whereas the upper contact is interpreted as contemporaneous with basalt flows. This package is interpreted as having been deposited above a fault-bonded, subsiding basin between periods of andesitic and younger basaltic volcanism

Late Basaltic Flows and Sheeted Dikes consist of aphanitic-to-fine-grained dark basalts with massive, acicular and amygdaloidal textures, commonly massive and locally banded. Typically, the flows form flat-lying to gently dipping plateaus or mesas. This unit is north of the El Cobre Property.

Exploration

Beginning in 1997, a series of exploration programs were completed at the El Cobre Property. To date, a total of 28 rock samples, 4,575 soil samples and 54 stream sediment samples have been collected. In addition, significant geophysical work programs have been completed, comprising two airborne surveys, conventional IP / resistivity, ground magnetics and a Titan-24 direct current induced polarization (DCIP) and magnetotelluric (MT) surveys.

Soil Sampling

A total of 4,694 soil samples covering an approximately 5 x 5 kilometres area have been collected at the El Cobre Property. Soil samples were collected by hand from a small hole dug with a non-metallic pick or hoe.  The sample depth was typically 10 centimetres, or at least deep enough to be below the interpreted surficial organic layer.  Sample bags were labelled with a unique sample number, and the sample location recorded with handheld GPS to plus or minus 5 metres accuracy.

Soil sampling was initially carried out by Almaden in 1998 along 100 metres spaced E-W lines from 2,171,000N to 2,174,400N, and 764,000E to 766,500E. Two types of anomalies were noted, the first being a large copper-gold-molybdenum (Cu-Au-Mo) anomaly in the centre of the grid, coinciding with the El Porvenir and Los Banos zones. The second is characterized by a Au-Cu-Pb-Zn +/- Ag signature, with anomalies scattered throughout the grid. The highest gold value obtained was 9,966 parts-per-billion (ppb) Au, from the northeast quadrant of the grid where a clustering of anomalous samples defines an approximately 500 metres by 800 metres Au in soil anomaly.

In 2007 and 2008, CGH extended soil sampling coverage to the west and north of the original grid, covering the area from 2,173,000N to 2,176,400N, and 762,000E to 765,500E, at 50 metre intervals along 200 metre spaced E-W lines. The program included re-sampling of lines 2,175,000N, 2,175,800N and 2,176,400N. The 2007-2008 sampling extended and defined a significant Au-Cu-Mo soil anomaly west of the El Porvenir Zone, now known as the Villa Rica Zone. The sampling also revealed a strong Cu-Au-Mo anomaly to the north of the grid, about three kilometres northwest of El Porvenir Zone. This area is now referred to as the Norte Zone.

The 2007 and 2008 sampling identified several other anomalous areas, including a gold in soil anomaly located approximately 1200 metres west-southwest of the Norte Zone. This area is referred to as the Cerro Marin Zone, and is comprised of strongly quartz-kaolinite altered andesitic lava flows, with local propylitic alteration and oxidized quartz veins. It is coincident with a magnetic low geophysical anomaly, deep IP conductivity response and a topographic depression (basin). Sampling in 2014 extended the coverage at Cerro Marin 1.5 kilometres west, identifying a moderate Au-Cu in soil anomaly 1 kilometres west of the anomaly identified in 2007-2008.

Rock Grab Sampling

A total of 34 rock samples were collected to the west and north of El Porvenir where magnetic and chargeability geophysical anomalies coincide with Cu-Au soil geochemical anomalies. Rock grab samples collected by Almaden were from both from representative and apparently mineralized lithologies in outcrop, talus and transported boulders within creeks throughout the Property.  Rock samples ranging from 0.5 to 2.5 kilograms (kg) in weight and were placed in uniquely labelled poly samples bags and their locations were recorded using handheld GPS accurate to plus or minus five metres accuracy.

Sample 5438, collected from a one metre vuggy quartz vein angular boulder, returned the highest gold value of 1.51 g/t Au. Sample 5435, collected from a specular hematite vein in a strongly altered crystal lithic tuff, returned the highest copper value of 0.16% Cu. Both of these samples were collected from the Norte Zone. Four other samples returned gold values ranging between 0.10 to 0.52 g/t Au, collected from isolated areas outside El Porvenir and Norte Zones. All other samples returned insignificant assay values.

Stream Sediment Sampling

A total of 54 stream sediment silt samples were collected at the El Cobre Property during the 2008 and 2009 field programs by CGH. Samples were collected from second order drainages covering the El Cobre Property at a density of about 1 sample per square kilometre.

The specific sample collection methods employed by CGH are not known, however the author has no reason to samples are not representative of their respective source drainages. Ten samples returned gold values greater than 10 ppb Au and six samples returned copper values greater than 100 ppm Cu. Most of these samples fall within previously defined zones of anomalous Cu-Au in soil, with isolated samples showing spot anomalies in the west and south of the El Cobre Property.

Geophysics

The El Cobre Property has been completely covered by two stages of airborne magnetics and radiometrics with a line spacing of 200 metres. On the ground, conventional IP / resistivity, and magnetics were completed, covering the El Porvenir, Los Banos, Villa Rica, and Norte zones. In 2010, Condor Consulting Inc. was retained by Almaden to process and assess selected airborne and ground geophysical data, focusing on a defined study area, then within the Caballo Blanco Project. The study area, known as the “Central Grid Zone”, lies within and covers the majority of the El Cobre Property. In 2011, Almaden commissioned a Titan-24 DCIP/MT survey at the El Cobre Property, as a follow up to the previous geophysical work.

Airborne Magnetics / Radiometrics

In January 2008, the geophysics department of the Servicio Geologico de Mexico (SGM) completed a 1,240 line kilometre helicopter-borne magnetic and radiometric survey over the northern half of the Caballo Blanco Property. The 2008 survey overlapped an earlier 1,671 line kilometre airborne magnetic, radiometric and frequency domain electromagnetic (FDEM) survey completed by Aerodat (now Fugro) in 1997. The 1997 survey was flown over the southern half of the Caballo Blanco Property. Together, the surveys provide complete airborne magnetic and radiometric coverage of the El Cobre Property at 200 metre line spacing. In 2010, Condor Consulting Inc. merged and leveled the magnetic and radiometric datasets from the two airborne surveys.

The airborne magnetic data confirms significant magnetic highs coincident with copper-gold soil anomalies at the El Porvenir, Los Banos, Villa Rica and Norte zones in the Central Grid area. 3D magnetic inversions suggest the potential for mineralization deeper than defined by current drilling in the El Porvenir, Los Banos and Norte zones. Several areas with coincident magnetic and geochemical anomalies remain untested by drilling, including the Villa Rica Zone. A magnetic low anomaly with a coincident weak to moderate gold-copper soil geochemical anomaly and deep IP conductivity response defines the Cerro Marin Zone. The magnetic low response is consistent with magnetite destruction related to the effects of late phyllic or argillic alteration within a porphyry system. This interpretation is supported by mapping completed by Almaden in 2014, which indicates that the Cerro Marin Zone is comprised of strongly quartz-kaolinite altered andesitic lava flows, with local propylitic alteration. Oxidized quartz veins were also noted within the target area.

The merged radiometric data show elevated potassium (K), uranium (U) and thorium (Th) counts associated with hydrothermally altered volcaniclastic and dacitic rocks at El Cobre. Elevated potassium is commonly indicative of alteration within porphyry Cu-Au and epithermal Au systems due to the injection of K-rich hydrothermal fluids during mineralizing events. Because thorium is typically undisturbed by alteration processes, the K/Th ratio often provides a more sensitive indicator for potassium enrichment than K alone. However, due to the shallow penetration of radiometric methods, where surficial weathering has occurred K may be depleted relative to the less mobile Th and U ions. This appears to be the case at El Cobre, where the K/Th ratio indicates relatively depleted potassium levels within a known porphyry and epithermal system. Potassium counts alone, however, show a significant correlation with the mapped geology, alteration and mineralized zones at El Cobre.

Ground Geophysics

Induced Polarization / Resistivity

During 2007 and 2008, Prospec MB Inc., geophysical contractor for Almaden, completed approximately 60.6 line- kilometres of conventional IP / resistivity and ground magnetics within the El Cobre Property. A pole-dipole array was used with an “a” spacing of 50 metres and “n” separations of 1 to 8. A ground magnetic survey was completed concurrently, with readings taken every 12.5 metres. Twenty lines were completed, covering the El Porvenir, Villa Rica, and Norte zones. An additional four lines (16.6 line- kilometers), covering the Los Banos Zone, were completed by Prospec MB Inc. in 2010.

The inverted IP / resistivity data defined significant chargeability anomalies coincident with magnetic highs and multi-element soil geochemical anomalies at the El Porvenir, Los Banos, Villa Rica and Norte zones. Broad resistivity lows are also associated with the El Porvenir, Los Banos and Villa Rica zones. In contrast, the Norte Zone chargeability anomaly is considerably weaker than those seen in the other mineralized zones, and is associated with moderate to high resistivity. The Cerro Marin Zone exhibits a moderate conductivity high in the 400 metres to 500 metres depth slice models, however the anomalies may exceed the practical depth of investigation of the survey.

Resistivity data appears to vaguely reflect surficial geology and El Cobre Property scale northwest-southeast and northeast-southwest structural trends. Mapped alterations correlate reasonably well with the resistivity data. Areas of hydrothermal alunite-kaolinite-dickite-illite alteration surrounding the El Porvenir, Los Banos and Villa Rica zones are characterized by low resistivity, with resistivity highs occurring in peripheral areas. Elevated resistivity in the northern part of the survey block may also be related to a lithological change from volcaniclastics in the south to dacitic rocks in the north. Similarly, a resistivity high on the west side of the survey block parallels the contact between intermediate to mafic flows in the west and altered volcaniclastics to the east.

Titan-24 DCIP / MT

A Titan-24 DCIP / MT survey was completed by Quantec Geoscience Ltd. at the El Cobre Property between November 17, 2011 and January 12, 2012. DCIP data were collected over 10 lines with variable spacing, 300 metres for the central area and up to 800 metres in the north and south of the El Cobre Property, using a pole-dipole array of 150 metre dipole length. The MT data were acquired on 6 lines using the same dipole configuration and an orthogonal set of 100 metre dipoles located at each other site. The Titan-24 survey was completed as a follow up to the previous IP / resistivity survey, in order to accurately detect potential porphyry Cu-Au mineralization targets at greater depths than conventional IP.

The Titan-24 DCIP survey identified a number of areas with high chargeability, typically occurring in coincidence with low resistivity. The results correlate well with results from the preceding conventional IP / resistivity survey. Coincident high chargeability / low resistivity anomalies are observed in the El Porvenir, Los Banos and Villa Rica zones. As with the conventional IP survey, a weaker chargeability response with moderate to high resistivity is observed in the Norte Zone. No significant chargeability anomaly appears at depth in this area.

3D inversions of the Titan-24 DCIP helped to further define the geometry and amplitude of the known anomalies at much greater depths. The Los Banos Zone is characterized by chargeabilities in excess of 80 milliradians (mrad) occurring in coincidence with or in close proximity to low resistivity areas below 30 ohm-metre. The anomaly extends west from the Los Banos Zone, and northwest towards the Villa Rica Zone. It appears to be confined to relatively shallow depths, between the surface and -300 metres A.S.L. The Villa Rica Zone is also relatively shallow, up to -400 metres A.S.L., with chargeabilities in excess of 80 mrad and corresponding resistivity lows ranging from 30 to 100 ohm-metre. The anomaly trends north-northwest, following a lithological boundary, suggesting the possibility of structural control on mineralization in the Villa Rica Zone.

The El Porvenir Zone chargeability anomaly defined in the preceding conventional IP / resistivity survey appears to be only a small surface expression of a much larger, deep-seated anomaly north of the Los Banos Zone and northeast of the Villa Rica Zone. As indicated in the 3D inverted elevation slices, the anomaly is generally situated at a much greater depth than the Los Banos, Villa Rica or Norte zones. The anomaly is defined by chargeabilities in excess of 90 mrad with resistivity responses ranging from 100 to 300 ohm-metre. This type of response is consistent with a deep, high-sulphidation zone. The southern edge of this zone shows a sharp linear break in the chargeability trending northwest-southeast. This may indicate a possible structural contact between uplifted and down-dropped blocks on the south and north sides of the contact, respectively.

Together, the zones have been interpreted by Quantec Geoscience Ltd. to form a large, complex porphyry system with significant sulphidation and the possible inclusion of magnetic minerals (magnetite and pyrrhotite) associated with zones of high magnetic susceptibility.

Mineralization

There are four copper-gold porphyry target systems within the El Cobre Property, Los Banos, El Porvenir, Norte and Villa Rica along an almost four kilometre trend. The porphyries are defined by distinct Cu-Au soil anomalies, discrete, positive magnetic features and an extensive IP anomaly. Drilling at the El Porvenir Zone demonstrated that the system persists at least to 400 metres depth with copper and gold grades of 0.11% Cu and 0.15 g/t Au over 403 metres in hole 08-CBCN-028. Drilling at the Norte Zone intersected 0.27% Cu and 0.42 g/t Au over 41 metres in hole 08-CBCN-019. Both areas exhibit similar geologic characteristics including monzodiorite host rocks, potassic and sericitic alteration, and an association of hydrothermal magnetite-chalcopyrite-(bornite).

Distinct Pb-Zn-Ag-Au soil anomalies are spatially separated from the porphyry zones (defined by Cu-Au-Mo soil anomalies) and possibly represent a younger mineralization episode (or a higher-level mineral zone). Almaden Minerals drilled several of these anomalies in 1998 and reported a number of base-metal-silver-gold-barite intercepts.

Target areas at El Cobre exhibit clay, sericite and pyrite alteration (referred to as phyllic alteration). Numerous zones of quartz vein float have been identified in the area in the past and the distribution of the vein float was mapped and sampled over the entire area, which is approximately three kilometres by two kilometres. Comaplex completed additional sampling of the vein float with the vast majority of the samples assaying greater than 1 g/t and up to 25 g/t Au. Silver is locally present and most samples were highly anomalous in Cu, Pb and Zn. The mineralized quartz-vein float at El Cobre shares characteristics and settings that are typical of intermediate sulphidation veins, commonly associated with and adjacent to lithocaps of porphyry copper deposits. The vein float may be indicative of a larger vein deposit at depth and their structural control and depth potential are being assessed.

Deposit Types

The principal deposit-type of interest at the El Cobre Property is Porphyry Copper-Gold-Molybdenum (Cu-Au-Mo) mineralization. There are at least four copper-gold porphyry systems within the El Cobre Property. The El Cobre Property is also prospective for high and intermediate sulphidation epithermal mineralization. Intermediate sulphidation veins are defined by vein float and distinct Pb-Zn-Ag-Au soil anomalies.

Porphyry Copper-Gold-Molybdenum Deposits

In Porphyry Cu-Au-Mo deposit types, stockworks of quartz veinlets, quartz veins, closely spaced fractures, and breccias containing pyrite and chalcopyrite with lesser molybdenite, bornite and magnetite occur in large zones of economically bulk-mineable mineralization in or adjoining porphyritic intrusions and related breccia bodies. Disseminated sulphide minerals are present, generally in subordinate amounts. The mineralization is spatially, temporally and genetically associated with hydrothermal alteration of the host rock intrusions and wall rocks.

These deposit types are commonly found in orogenic belts at convergent plate boundaries, commonly linked to subduction-related magmatism. They also occur in association with emplacement of high-level stocks during extensional tectonism related to strike-slip faulting and back-arc spreading following continent margin accretion.

High-sulphidation deposits

High-sulphidation deposits result from fluids (dominantly gases such as SO2, HF, HCl) channeled directly from a hot magma. The fluids interact with groundwater and form strong acids. These acids rot and dissolve the surrounding rock leaving only silica behind, often in a sponge-like formation known as vuggy silica. Gold and sometimes copper-rich brines that also ascend from the magma then precipitate their metals within the spongy vuggy silica bodies. The shape of these mineral deposits is generally determined by the distribution of vuggy silica. Sometimes the vuggy silica can be widespread if the acid fluids encountered a broad permeable geologic unit. In this case it is common to find large bulk-tonnage mines with lower grades.

The acidic fluids are progressively neutralized by the rock the further they move away from the fault. The rocks in turn are altered by the fluids into progressively more neutral-stable minerals the further away from the fault. As a result, definable zones of alteration minerals are almost always formed in shell-like layers around the fault zone. Typically the sequence is to move from vuggy silica (the centre of the fault) progressing through quartz-alunite to kaolinite-dickite, illite rich rock, to chlorite rich rock at the outer reaches of alteration. Alunite (a sulphate mineral) and kalonite, dickite, illite and chlorite (clay minerals) are generally whitish to yellowish in colour. The clay and sulphate alteration (referred to as acid-sulphate alteration) in high-sulphidation systems can leave huge areas, sometimes up to 100 square- kilometers of visually impressive coloured rocks.

Intermediate-sulphidation deposits

Intermediate sulfidation (IS) gold systems also occur in mainly in volcanic sequences of andesite to dacite composition. Some Au-rich IS systems are spatially associated with porphyry systems and high-sulphidation systems. At the deposit scale, mineralization occurs in veins, stockworks and breccias. Veins with quartz, manganiferous carbonates and adularia typically host the Au mineralization. Gold is present as native metal and as sulphides together with a variety of base metal sulfides and sulfosalts. Low-Fe sphalerite, tetrahedrite-tennantite and galena can be important mineral assemblages. IS Au veins can show classical banded crustiform-colloform textures in the veins. Permeable lithologies within the host sequence may allow development of large tonnages of low-grade stockwork mineralization. Alteration minerals in IS Au deposits are commonly zoned from quartz ± carbonate ± adularia ± illite proximal to mineralization through illite-smectite to distal propylitic alteration. Breccias may be common and can show evidence for repeated brecciation events

Drilling

Seventeen reverse circulation (RC) drill holes, totalling 2,395 metres, and twenty-three diamond drill holes (DDH), totalling 7,891 metres, were completed at the El Cobre Property between 1998 and 2013. The drilling was completed under the supervision of Almaden (1998 RC; 2012 and 2013 core drilling) and various joint venture partners.

The 1998 RC holes CB1 and CB2 were the first to test the El Porvenir porphyry target. Copper-gold mineralization was intersected in both holes, associated with disseminated chalcopyrite and magnetite in the groundmass and as clots within the porphyry unit. In 2004, Comaplex diamond drilled hole DDH04CB1 at El Porvenir, extending the known mineralization to 300 metres drill depth, and 2008 drilling by CGH further extended the mineralized zone at depth and to the south. Together with the previous drilling, these four holes define an apparently west dipping mineralized intrusive body at El Porvenir. Diamond drill hole EC-13-004, completed in 2013, targeted porphyry mineralization at depth beneath the 2008 holes, and intersected mineralization at downhole depths exceeding 600 metres.

The Los Banos Zone, was tested by 13 shallowly dipping RC holes, totalling 1,733 metres, drilled over a 1,200 metres by 400 metres northwest trend. Hole CB5 intersected altered feldspar porphyry, localized zones of silicification, quartz veining and fracture fill pyrite-chalcopyrite mineralization within two separate zones. The first zone starting at 18.29 metres depth, averaged 0.12 % Cu, 1.63 g/t Au, and 27.5 g/t Ag over 15.24 metres. The second zone averaged 0.12 % Cu and 0.47 g/t Au over 18.28 metres, from a depth of 83.82 metres depth, and was associated with light-grey altered porphyritic intrusive unit with localized quartz veining with up to 10 % pyrite and minor chalcopyrite along fractures. The remaining RC holes testing the Los Banos Zone define a broad area of anomalous gold mineralization near surface.

Five diamond drill holes tested the Norte Zone during the 2008-2009 drill programs over a strike length of approximately 500 metres. All five holes intersected encouraging gold and copper values associated with altered porphyritic monzodiorite with intense quartz stockworks.

The 1998 RC drill holes range from a minimum length of 99 metres to a maximum of 194 metres, and average 141 m. Downhole surveys were not completed and the azimuth and dip measured at surface is assumed for the entire borehole. Almaden collected samples at 5 foot (1.53 metres) intervals down the length of the hole. Representative samples splits were obtained directly from the cyclone while drilling. Due to the nature of the RC drilling technique, which employs an open borehole through which drill cuttings pass before recovery at surface, there is a potential for sample contamination. Contamination of relatively deeper samples may occur as they pass through and come in contact with zones of mineralization at shallower depths within the borehole. To minimize this possibility, upon the addition of each new 10 foot drill rod drill holes were “blasted” clean with compressed air prior to resumption of drilling and sampling. A review of the RC drill hole assays shows good downhole attenuation of mineralized zones for both gold and copper values. Based on this it appears that RC sample contamination below mineralized zones is not significant. The RC samples are therefore considered to be representative.

The 2002 through 2013 diamond drill holes range from a minimum length of 73 m to a maximum of 1,050 metres, and average 343 metres. Core diameter was variable ranging from NQ (4.76 centimetre diameter) in 2004, 2012 and 2013 to NTW (5.62 centimetre diameter) in 2008. Drill hole collars were spotted using a handheld GPS and compass. Each of the holes is marked with a small cement cairn inscribed with the drill hole number and drilling direction. It is not known whether Noranda Inc. completed down hole surveys during the 2002 drill program. It is reported that downhole surveys data was collected during the 2004, and 2008 and 2009 drill programs, however the survey data is not available. Diamond drill holes completed by Almaden during 2012 and 2013 were surveyed using a Reflex EX-Shot instrument at intervals of 50 metres following the completion of each hole.

At the rig, drill core was placed in plastic core boxes labeled with the drill hole number, box number, and an arrow to mark the start of the tray and the down hole direction. Wooden core blocks were placed at the end of each core run (usually 3 metres, or less in broken ground). At the end of each shift drill core is transported to Almaden’s Tinajitas core logging, sampling and warehouse facility. Drill core was logged based on lithology, and the presence epithermal alteration and mineralization. Geotechnical logging comprised measurements of total core recovery per-run, RQD.

All strongly altered or epithermal-mineralized intervals of core were sampled. The drill core sample interval during the 2002 Noranda Inc. drilling ranged from one to four metres with the majority of samples being 2 or 3 m in length. During the 2008 and 2009 drilling CGH employed a maximum sample length of 3.05 metres or less. During 2012 and 2013, Almaden employed a maximum sample length of two to three metres in unmineralized lithologies, and a maximum sample length of one metre in mineralized lithologies (50 centimetre minimum sample length). Sampling always began at least five samples above the start of mineralization. Geological changes in the core such as major alteration or mineralization intensity (including large discrete veins), or lithology were used as sample breaks.

There are no other drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the drill results. The relationship between sample length and the true thickness of the mineralization summarized below is unknown.

El Porvenir and Los Banos

1998 Reverse Circulation (RC) Drilling

The 1998 work included 17 RC drill holes, totalling 2,395 metres, that tested soil geochemical and IP geophysical anomalies spatially associated with mineralized float and outcrop.

Holes CB1 and CB2 tested the El Porvenir Zone, targeting porphyry style K-silicate altered mineralized outcrop. Hole CB1 was drilled to the east at a -60° dip, and intersected 0.15% Cu and 0.22 g/t Au over 169.16 meters, the entire length of the hole. Hole CB2 was drilled to the west at -50°, and intersected 0.16% Cu and 0.41 g/t Au over 27.43 metres. Significant intervals of monzodiorite were intersected in both holes, with chalcopyrite disseminations observed throughout. Earlier K-silicate alteration was cross-cut and overprinted by intense illite-pyrite alteration. Higher Cu-Au grades appear to be associated with intense sericite-pyrite alteration. Sections with 10-20% pyrite were intersected in both holes associated with clay-quartz-pyrite altered sections.

Hole CB4, was collared 300 metres northeast of CB2, and intersected a significant zone of quartz veining and illite-quartz-pyrite alteration in host andesite. Assay highlights include 0.12% Cu, and 1.19 g/t Au over 48.76 metres, including 0.37% Cu, 3.83 g/t Au, and 22.5 g/t Ag over 12.2 metres. The mineralized zones are associated with vuggy quartz veins and veinlets, with local concentrations of up to 30% pyrite and 1% chalcopyrite, with associated galena and sphalerite, hosted within a grey clay-quartz altered volcanic rock.

Hole CB5 targeted a chargeability high and breccia zone interpreted to represent a hydrothermal eruption breccia pipe within the Los Banos Zone. The hole was drilled to the west at -50°, and intersected a highly altered feldspar porphyry intruding andesite. Zones of silicification are associated with dark, undulating quartz veins that contain pyrite and rarely chalcopyrite. CB5 intersected two zones of mineralization separated by 50 metres. Starting from 18.29 m depth, 0.12% Cu, 1.63 g/t Au, and 27.5 g/t Ag was intersected over 15.24 metres, which was associated with heavy clay-quartz alteration and quartz veining. Starting from 83.82 metres depth, 0.12% Cu and 0.47 g/t Au was intersected over 18.28 metres, which was associated with light-grey altered porphyritic intrusive unit with localized quartz veining with up to 10% pyrite and minor chalcopyrite along fractures.

The remaining RC holes testing the Los Banos Zone typically intersected altered andesite. Together these holes define a broad area of anomalous near surface gold mineralization.

2002 Diamond Drilling

In 2002, Noranda Inc. drilled four NQ-sized diamond drill holes, totalling 1,145 metres. The holes ranged from 231 to 343 metres in depth and were drilled vertically. The four holes were collared in areas peripheral to the El Porvenir Zone, and do not coincide with any known geophysical or geochemical anomalies. Pervasive potassic alteration was encountered but no significant mineralization was reported.

Two additional holes, totalling 163 metres, were drilled by Almaden in 2002, collared adjacent to RC hole CB4. Hole CB-02-08 was drilled to the east at -50° dip, parallel to and about 30 metres south of hole CB4. It intersected fault gouge in the area where the vein was expected. Hole CB-02-09 was located 90 metres north of CB4 and also aimed east at -50°. This hole intersected a mineralized vein zone from 57.3 to 60.0 metres and from 69.0 metres to 73.0 metres; the recovered material contained fragments of chalcopyrite-galena-pyrite mineralized quartz vein material. The hole was lost in bad ground at 73 metres. No samples were collected from these holes.

2004 Diamond Drilling

Two NQ-sized diamond drill holes, totalling 516.03 metres, were completed at the El Porvenir Zone in 2004. Hole DDH04CB1, collared 170 metres to the west of CB1, was drilled to the west at an inclination of -60º. The hole collared in light green-grey and light grey-brown porphyritic monzonite. From 52.5 metres, non-porphyritic monzonite was logged, with pyrite and chalcopyrite content increasing gradually towards the end of hole. Over the entire length of the hole, DDH04CB1 graded 0.16% Cu and 0.38 g/t Au over 298 metres. Hole DDH04CB2 was drilled east with a dip of -60º, to a depth of 216 metres. Up to 3% pyrite was observed as fracture fillings and disseminations throughout the hole. Although quartz veining was the target, very little veining was intersected. Very minor druzy quartz-calcite ± pyrite veins were encountered at 64.0 metres and at 70.5 metres. Gold appears slightly anomalous in these zones, but no significant assay results were reported.

2008 Diamond Drilling

In 2008, CGH drilled five BQ-sized diamond drill holes, totaling 1640.21 metres at the El Porvenir target to extend the mineralization and porphyry zones intersected in the 1998 and 2004 drill programs.

Four holes were drilled from two set ups, separated by 165 metres, along the same east-west line. Drill holes 08-CBCN-026 and 08-CBCN-028 were set up 60 metres north of hole CB1. Both holes were drilled south, at -50º and -75º dips, respectively. Hole 08-CBCN-026 intersected 0.11% Cu and 0.17 g/t Au over 310.9 metres and hole 08-CBCN-028 intersected 0.11% Cu and 0.15 g/t Au over 403.86 metres, the entire length of the hole. Drill holes 08-CBCN-023 and 08-CBCN-025 were set up to test and extend the mineralization zone intersected in DDH04CB1. Both holes were drilled south, at -50º and -75º, dips respectively. Hole 08-CBCN-023 intersected 0.12% Cu and 0.15 g/t Au over 129.88 metres and hole 08-CBCN-025 intersected 0.10% Cu and 0.10 g/t Au over 307.85 metres. Mineralization was consistently associated with intensely altered monzodiorite.

Drill hole 08-CBCN-027, was set up 170 metres southwest of hole CB4 and 160 metres east of CB2. The purpose of this hole was to test the extent of mineralization to the north of the set up. Drilling north at -60º dip, it intersected 0.08% Cu and 0.10 g/t Au over 181.36 metres, including 0.18% Cu and 0.16 g/t Au over 24.38 metres. Unlike the other four holes, 08-CBCN-027 did not intersect wide zones of monzodiorite porphyry; the style of mineralization appears to be consistent with the higher level epithermal deposit, similar to the zone intersected in CB4.

2012 – 2013 Diamond Drilling

A total of five holes, totalling 3,229 metres, were drilled by Almaden during 2012 and 2013. Drilling comprised a series of deep holes drilled at steep inclinations designed to test the El Porvenir Zone at depths far beyond that of previous drilling.

Three holes targeted the main porphyry zone at El Porvenir. Drill holes EC-13-004 and EC-13-005 were set up at the same location used for CB2, drilling southwest at -50º and -72º dips respectively. Drill hole EC-13-004 intersected 0.23% Cu and 0.36 g/t Au over 106 metres, including 0.41% Cu and 0.82 g/t Au over 32 metres. Hole EC-13-005 intersected intensely phyllic-altered and pyrite mineralized monzonite intrusives with minor copper and gold. Hole EC-13-005 is interpreted to have terminated too shallow to intersect the significant copper-gold zone seen in EC-13-004. EC-12-003 was collared at the same location as DDH04CB1 drilling east at -75º dip. The purpose was to test the porphyry style mineralization extent at depth and to the east, and as an infill between DDH04CB1 and CB2, but no significant mineralization was intersected.

Drill holes EC-12-001 and EC-12-002, were collared at the same spot as 1998 RC drill hole CB4. The two holes sandwiched CB4, drilling to the west at -40º and -65º dips respectively. Drill hole EC-12-001 intersected 0.66% Cu, 1.63 g/t Au, and 84.12 g/t Ag over 1.3 metres, associated with a quartz vein within an andesite tuff unit. Drill hole EC-12-002 did not intersect significant mineralization.

Norte Zone

In 2008 and 2009, CGH drilled five BQ-sized diamond drill holes, totaling 1196.93 metres at the Norte Zone. These holes were designed to test significant geochemical and geophysical anomalies identified during the 2007 and 2008 exploration programs.

Four holes were drilled in 2008 over a 375 metres, E-W distance to test a significant Cu-Au-Mo soil anomaly coincident with chargeability and magnetic highs. All holes were drilled to the south at -50° dip. Encouraging gold and copper values were intersected in all four holes, including hole 08-CBCN-019, which intersected 0.27% Cu, and 0.42 g/t Au over 41.15 metres.

In 2009, hole 09-CBCN-042, collared 230 metres west of 08-CBCN-019, tested the eastern extension of the Norte Zone. This hole was drilled south at -55° dip, and intersected 0.11% Cu and 0.10 g/t Au over 137.16 metres.

Mineralization at the Norte Zone is associated with intensely altered diorite with intense quartz stockwork. The Norte Zone target remains open to further drill testing.

Sample Preparation, Analyses and Security

Rock Grab, Soil and Silt Geochemical Samples

Rock grab, soil and silt geochemical samples were transported by Almaden or CGH personnel from the field to the secure Tinajitas village core facility, located two kilometres east of the El Cobre Property. In preparation for shipping, samples were placed into plastic twine (rice) sacks and sealed using locking plastic cable ties.

The 1998 soil samples were shipped by Almaden personnel to Bondar Clegg / Intertek Testing Services (ITS) preparation facility in San Luis Potosi. Samples were then forwarded to the Bondar Clegg / ITS North Vancouver, British Columbia laboratory for analysis. Between 2007 and 2010 rock grab, soil and silt samples were driven by Almaden or CGH personnel direct to the Veracruz airport and air freighted via Aeromexpress, a subsidiary of Aeromexico, to ALS Minerals (ALS) sample preparation facility in Guadalajara. Prepared sample pulps were then forwarded by ALS personnel to the ALS North Vancouver, British Columbia laboratory for analysis.

Bondar Clegg / ITS prior to being acquired by ALS in 2001, was an  International Standards Organization (ISO) 9002:1987 certified geochemical analysis and assaying laboratory. ALS is currently an ISO 9001:2008 and ISO 17025-2005 certified geochemical analysis and assaying laboratory. Both Bondar Clegg / ITS and ALS are independent of Almaden and the author who prepared the El Cobre Report.

At the ALS Guadalajara sample preparation facilities, rock grab samples were dried prior to preparation and then crushed to 10 mesh (70% minimum pass) using a jaw crusher. The samples were then split using a riffle splitter, and sample splits were further crushed to pass 200 mesh (85% minimum pass) using a ring mill pulverizer (ALS PREP-31 procedure). At ALS and Bondar Clegg / ITS soil and silt samples were dried and sieved to 80 mesh.

All rock grab samples were subject to gold determination at ALS via a 30 gram (g) fire-assay (FA) fusion utilizing atomic absorption spectroscopy (AA) finish with a lower detection limit of 0.005 ppm Au (5 ppb) and upper limit of 10 ppm Au (ALS method Au-AA23).

Soil samples collected by Almaden during 1998 were analyzed by Bondar Clegg / ITS via a 30 g FA fusion utilizing and AA finish and having a lower detection limit of 5 ppb Au. Silver, base metal and pathfinder elements were analyzed via by 36-element inductively coupled plasma mass spectroscopy (ICP-MS) with an aqua-regia digestion.

Soil samples collected between 2007 and 2010 by Almaden and CGH  were analyzed for gold via aqua-regia digestion of a 50 g sample utilizing and ICP-MS finish with a lower detection limit of 0.1 ppb Au and an upper limit of 100 ppb Au (ALS “ultra-trace” method Au-ST44). Samples exceeding 100 ppb Au were also analyzed using the 50 g sample ore-grade gold ICP-MS analysis, also utilizing and aqua-regia digestion (ALS method Au-OG44).

Silver, base metal and pathfinder elements for rock, soil and silt samples were analyzed by either 51-element (2007 and 2008 soils; including all rocks and silt samples) or 48 element (2010 soils) ICP-AES/MS, with aqua-regia or four acid digestions, respectively (ALS methods ME-MS41 AND ME-MS61).

RC Drilling

During the 1998 RC drill campaign sampling was conducted at the drill rig by Almaden personnel. RC holes were sampled at five foot (1.53 metre) intervals, down the length of the hole (half the length of the rods being used). Upon the addition of each new 10 foot drill rod the drill hole was “blasted” clean with compressed air to ensure no foreign material remained at the bottom of the prior to resumption of drilling and sampling.

Separate sample collection procedures were used depending on whether the samples were dry or wet. Dry samples were collected directly from the cyclone in a five gallon plastic bucket placed beneath the cyclone. Subsequently, samples were passed through a 50% splitter twice to obtain a 25% sample to be submitted for analysis. The remaining 75% of the sample was retained for future reference. Similarly, a 25% split of wet samples was obtained using a circular rotating splitter placed beneath the cyclone. Collection of water suspended fines was ensured by placement of a tub beneath the sample bucket to catch water overflow. The tub was in turn allowed to overflow and recovered fines were added to the original sample. Several tests were carried out to determine the amount of fines not collected by this method. To this effect, all overflowing water was collected from one split and compared to the material collected from the first method. The amount of fines was found to be comparable in both cases. Both the sample collection buckets and splitter apparatus were cleaned between samples using compressed air and/or clean water.

In preparation for shipping, RC drill samples were placed into plastic twine (rice) sacks and sealed using locking plastic cable ties. Samples were then shipped by Almaden personnel to Bondar Clegg / ITS preparation facility in San Luis Potosi. Subsequent to crushing and pulverization, samples were shipped to CDN Resource Laboratories (CDN), Burnaby, British Columbia facility where certified reference standards were inserted into the sample stream. Samples were then forwarded by CDN personnel to Bondar Clegg / ITS North Vancouver, British Columbia laboratory for analysis.

At the San Luis Potosi preparation facility samples were crushed, pulverized and a 500 g pulp prepared, which was then shipped to CDN, Burnaby, British Columbia. At CDN a 125 g gold standard was inserted at the previously marked position in the sample stream. In addition, at the same time, a 125 g split from the original 500 g pulps was made. The splits and standard were then sent by CDN personnel to the Bondar Clegg / ITS North Vancouver, British Columbia laboratory for analysis.

The 1998 RC samples were analyzed by Bondar Clegg / ITS via a 30 g FA fusion utilizing an AA finish and having a lower detection limit of 5 ppb Au. Silver, base metal and pathfinder elements were analyzed via 28-element inductively coupled plasma mass spectroscopy (ICP-MS) with an aqua-regia digestion.

Diamond Drill Core
Drill core was half-sawn using industry standard gasoline engine-powered diamond core saws, with fresh water cooled blades and “core cradles” to ensure a straight cut. For each sample, the core logging geologist marks a cut line down the centre of the core designed to produce two halves of equal proportions of mineralization. This is accomplished by marking the cut line down the long axis of ellipses described by the intersection of the veins with the core circumference.

Areas of very soft rock (e.g. fault gouge), are cut with a machete using the side of the core channel to ensure a straight cut. Areas of very broken core (pieces <1 centimetre) were sampled using spoons. After cutting, half the core was placed in a new plastic sample bag and half was placed back in the core box. Between each sample, the core saw and sampling areas were washed to ensure no contamination between samples. Field duplicate, blank and analytical standards were added into the sample sequence as they were being cut.

Sample numbers were written on the outside of the sample bags twice and the numbered tag from the ALS sample book was placed inside the bag with the half core. Sample bags were sealed using single plastic cable ties. Sample numbers were checked against the numbers on the core box and the sample book.

Drill core samples collected by Almaden, Comaplex and CGH were placed into plastic twine (rice) sacks, sealed using single plastic cable ties. Samples were then driven by Almaden or CGH personnel direct to the Veracruz airport and air freighted via Aeromexpress to ALS Minerals (ALS) sample preparation facility in Guadalajara. Prepared sample pulps were then forwarded by ALS personnel to the ALS North Vancouver, British Columbia laboratory for analysis.

The 2004 Comaplex, and 2008 and 2009 CGH, drill core samples were subject to gold determination via a 30 g FA fusion with an AA finish (ALS method Au-AA23). Subsequent drilling by Almaden during 2012 and 2013 utilized a 50 g FA fusion (ALS method Au-AA24). Both methods have a lower detection limit of 0.005 ppm Au (5 ppb) and upper limit of 10 ppm Au. A 30 or 50 g prepared sample is fused with a flux mixture, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead. The bead is digested in 0.5 mL dilute nitric acid and 0.5 mL concentrated hydrochloric acid. The digested solution is cooled, diluted to a total volume of 4 mL with de-mineralized water, and analyzed by AA spectroscopy against matrix-matched standards.

Over limit gold values (>10 ppm Au) were subject to gravimetric analysis, whereby a 30 or 50 g prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents in order to produce a lead button. The lead button containing the precious metals is cupelled to remove the lead. The remaining gold and silver bead is parted in dilute nitric acid, annealed and weighed as gold (ALS methods Au-GRA21 and Au-GRA22).

Silver, base metal and pathfinder elements for the 2004 Comaplex, and 2007 and 2008 CGH drill core samples were analyzed by 33-element ICP-AES, with an aqua-regia digestion (ALS method ME-ICP41). Subsequent drilling by Almaden during 2012 and 2013 utilized 33-element ICP-AES with a four acid digestion (ALS method ME-ICP61). For both methods a 0.25 g prepared sample is dissolved in aqua-regia or four acid solutions, diluted to 12.5 ml with deionized water or dilute hydrochloric acid, and analyzed by ICP-AES.

Drill Core and Rock Grab Samples Collected by QP

Drill core and surface rock grab samples collected by Kristopher J. Raffle, P.Geo., author of the El Cobre Report, were placed into sealed plastic bags and transported by Mr. Raffle to ALS North Vancouver, British Columbia laboratory for gold FA and ICP-MS analysis.

The samples were dried prior to preparation and then crushed to 10 mesh (70% minimum pass) using a jaw crusher. The samples were then split using a riffle splitter, and sample splits were further crushed to pass 200 mesh (85% minimum pass) using a ring mill pulverizer (ALS PREP-31 procedure).

Rock samples collected by Mr. Raffle were subject to gold determination via a 50 g AA finish FA fusion with a lower detection limit of 0.005 ppm Au (5 ppb) and upper limit of 10 ppm Au (ALS method Au-AA24).

Silver, base metal and pathfinder elements for rock and soil samples were analyzed by 33-element ICP-AES, with a four acid digestion (ALS method ME-ICP61). A 0.25 g prepared sample is digested with aqua-regia. The residue is topped up with dilute hydrochloric acid and the resulting solution is analyzed by ICP-AES.

Quality Assurance / Quality Control Procedures

For the El Cobre rock grab, soil and stream silt geochemical programs Almaden and CGH relied on external quality assurance and quality control (“QA/QC”) measures employed by ALS. QA/QC measures at ALS include routine screen tests to verify crushing efficiency, sample preparation duplicates (every 50 samples), and analytical quality controls (blanks, standards, and duplicates). QC samples are inserted with each analytical run, with the minimum number of QC samples dependant on the rack size specific to the chosen analytical method. Results for quality control samples that fall beyond the established limits are automatically red-flagged for serious failures and yellow-flagged for borderline results. Every batch of samples is subject to a dual approval and review process, both by the individual analyst and the Department Manager, before final approval and certification. The author of the El Cobre Report has no reason to believe that there are any issues or problems with the preparation or analyzing procedures utilized by ALS.

During 1998 RC drilling Almaden employed a QC/QC program that included the insertion of analytical standard, blank and duplicate samples into the sample stream. A single gold analytical standard CDN-GS-2 having an accepted value of 1.53 g/t Au (± 0.18 g/t Au at the two standard deviation 95% confidence interval) was used. Blank sample material was obtained by drilling a special RC hole into unmineralized basalt rocks from within the El Cobre Property. QA/QC samples were inserted into the sample stream at a rate of 15%; thus three in 20 samples comprised analytical standard, blank or duplicate samples. Only one analytical standard returned gold assay values outside the two standard deviation limits. Blank samples returned generally low values, ranging from below detection limits for gold, with a single sample returning 19 ppb Au. Duplicate samples were subject to Thompson and Howart (1978) analysis to estimate analytical precision. The results, where precision equals 100%, indicate a 31 ppb Au sample preparation and assay detection limit, which is higher than the 5 ppb Au cut-off given by Bondar Clegg / ITS.

For the 2004 Complex drilling, analytical standard and blanks were inserted into the sample stream at inconsistent intervals of every 20 samples; thus two in approximately 20 samples comprised analytical standard and blank samples. Almaden and the author of the El Cobre Report were unable to determine the accepted values for the analytical standard used by Comaplex, however a review of hard copy analytical results show the range of blank samples all to be below the five ppb detection limit for gold, with copper values up to a maximum of 28 ppm Cu.

Drill core samples since 2008 were subject to an internal QA/QC program that included the insertion of analytical standard, blank and duplicate samples into the sample stream. During the 2008 and 2009 CGH drilling, approximately 10 QA/QC samples were inserted for every 100 samples sent to the laboratory. During the 2012 and 2013 Almaden drilling, a total of 15 QA/QC samples were inserted for every 100 samples sent to the laboratory. QA/QC sample results were reviewed following receipt of each analytical batch. Where the re-analyses fall within acceptable QA/QC limits the values are added to the drill core assay database. Summary results of the internal QA/QC procedures employed at El Cobre are presented below.

In Mr. Raffle’s opinion, the QA/QC procedures are reasonable for this type of deposit and the current level of exploration. A total of 264 QA/QC analytical standard and blank samples, and a total of 145 quarter-core duplicates were submitted for analysis. In addition, external QA/QC measures employed by ALS included the analysis of a total of 34 prep duplicates and 82 pulp duplicates. Based on the results of the QA/QC sampling summarized below, the analytical data is considered to be accurate; the analytical sampling is considered to be representative of the drill sample, and the analytical data to be free from contamination.

Analytical Standards

A total of seven different analytical standards were used for drilling completed between 2008 and 2013 at the El Cobre Project. Each standard has an accepted gold and copper concentration as well as known “between laboratory” standard deviations, or expected variability, for each element. Standards used during 2012 and 2013 were also certified for molybdenum. For the 2008 and 2009 CGH drill program, one analytical standard was inserted into the sample stream for every ~30 samples (3%). During the 2012 and 2013 Almaden program, one analytical standard was inserted for every 20 samples (5%).

There are two general industry criteria employed by which standards are assigned a “pass” or “reviewable” status. First, a “reviewable” standard is defined as any standard occurring anywhere in a drill hole returning greater than three standard deviations (>3SD) above or below the accepted value for an element (Au, Cu, Mo). Second, if two or more consecutive standards from the same batch return values greater than two standard deviations (>2SD) above or below the accepted value on the same side of the mean for at least one element, they are classified as “reviewable”. QA/QC samples falling outside established limits are flagged and subject to review and possible re-analysis, along with the 10 preceding and succeeding samples.

A total of 143 analytical standards and 121 blanks were inserted into the sample stream of 2,689 assays for the 15 diamond drill holes completed between 2008 and 2013. Of the 143 standards analyzed for gold and copper, 107 standards from the 2012 and 2013 program were also analyzed for molybdenum. Seventeen (17)  standards (12%) were initially considered “reviewable” according to the criteria outlined above. Of the 17 reviewable standards, 11 were flagged for returning isolated (non-consecutive) values greater than 3SD from the certified value for Au, Cu or Mo. Of these, three (one each of CDN-CM-2, CDN-CGS-15, and CDN-CM-25) returned values only slightly greater than 3SD from the certified Cu value, and were therefore deemed acceptable. Similarly, two CDN-CM-14 standards returned Mo values slightly greater than 3SD from the certified value, and were not considered for further review.

Four CDN-CM-22 analytical standards were initially “reviewable” because they returned isolated values greater than 3SD below the accepted value for Cu. However the accepted value for this standard’s is 0.995% Cu, a value that is very close to the 1% Cu upper limit of the ME-ICP61 analytical method for which the standard is certified (four acid ICP or AA). Given that the four samples returned conservative (low) values for copper, they were not considered for further review.

Two CDN-CGS-16 standards returned isolated Cu and/or Au values greater than 3SD from the certified values. One standard was flagged for both Cu and Au, the other for Au alone. One other CDN-CGS-16 standard returned an Au value greater than 3SD above the certified value, and was followed consecutively by a CDN-CM-2 standard that returned an Au value greater than 2SD above the certified value. CDN-CGS-16 has an Au reference standard deviation (RSD) value classifying it as an “indicated mean”. According to the certification document published by CDN, “indicated values cannot be used to monitor accuracy with a high degree of certainty”. For this reason, these standards were not considered for further review.

The four remaining standards flagged were reviewed for consecutive values in excess of 2SD from the certified value for Mo and Au. One CDN-CM-14 returned a value greater than 3SD below the certified value for Mo and was followed by one CDN-CM-22 with a value greater than 2SD below the certified value. Because the >3SD value is only marginally below the 3SD cut off and the samples returned conservative (low) values, they were not considered for further review. Consecutive samples of CDN-CM-2 and CDN-CGS-15 returned values greater than 2SD above the certified value for Au. However, because neither standard returned values >3SD for Au and both standards passed for Cu, no additional review was conducted.

Blanks

Blank material for the 2008 to 2009 CGH drilling and 2012 to 2013 Almaden drilling was chosen based on material that had very low gold (Au) and/or copper (Cu) grades, such as previously sampled core, or local blank gravel. During the 2008 and 2009 CGH drilling, one blank for every 50 samples (2%) was inserted into the sample stream. During the 2012 and 2013 Almaden drilling, one blank for every 20 samples (5%) was inserted into the sample stream at the ‘10’, ‘30’, ‘50’, ‘70’, and ‘90’ positions. Blank samples had an upper limit cut-off value of 50 ppb (0.05 ppm) Au as a threshold.

Of the 121 blank samples analyzed since 2008, no blanks returned assays greater than the accepted values of 50 ppb Au.

Duplicates

Quartered-core duplicate samples were collected to assess the overall repeatability of individual analytical values. For the 2008 and 2009 CGH drilling, one core duplicate for every 25 samples (4%) was inserted into the sample stream. During the 2012 and 2013 Almaden drilling, one core duplicate for every 20 samples (5%) was inserted into the sample stream. A total of 37 quarter-core duplicates were inserted into the sample stream by CGH during the 2008 and 2009 drilling and 108 quarter-core duplicates during the 2012 and 2013 drilling completed by Almaden, for an overall total of 145 quarter-core duplicate samples.

As part of their internal QA/QC program, ALS completed routine re-analysis of prep (coarse reject) and pulp duplicates to monitor precision. Only the prep and pulp duplicates for the 2012 and 2013 drilling by Almaden are available. During the 2012 and 2013 sampling, ALS analyzed a total of 34 prep and 82 pulp duplicates for gold and copper.

The original versus duplicate quarter-core, prep and pulp duplicate values for gold and copper indicate a significant and progressive increase in sample repeatability. Increased repeatability is expected as the level of duplicate sample homogenization increases from low (quarter-core) to moderate (prep) and high (pulp). The data indicates a high level of repeatability for both prep (coarse reject) and pulp duplicates. This is interpreted to indicate a low “nugget” effect with respect to El Cobre gold and copper analyses. Excluding primary geologic heterogeneity (quarter-core), the data show a homogenous distribution of gold and copper values within El Cobre drill core.

Exploration and Development

Based on the presence of porphyry copper-gold and epithermal gold mineralization exposed at surface and intersected by RC and diamond drill holes, favourable geology, and high priority coincident magnetic-chargeability geophysical, copper and gold in soil geochemical anomalies; the El Cobre Property is of a high priority for follow-up exploration.

The 2015 exploration program should include but not be limited to:

(a)
Diamond drilling of approximately nine holes totalling 7,000 metres designed to test combined magnetic and IP chargeability plus copper-gold soil geochemical anomalies at El Cobre. Specifically, drilling should be carried out in two phases. The Phase 2 exploration is contingent on the results of Phase 1 exploration. Phase 1 drilling should include diamond drilling of an initial four holes totalling 3,000 metres followed by Phase 2 drilling of an additional five holes totalling 4,000 metres. The estimated cost to complete Phase 1 and Phase 2 drilling is approximately $770,000.

(b)
More specifically, the Phase 1 and Phase 2 exploration should include: 1) Two holes totalling 2,000 metres designed to target untested magnetic-chargeability geophysical and coincident copper-gold soil geochemical anomalies at the Villa Rica Zone. 2) Two holes totalling 1,200 metres designed to test the Norte Zone chargeability anomaly at depth where previous diamond drill holes 08-CBCN-19, 08-CBCN-22 and 08-CBCN-42 ended in porphyry copper-gold mineralization. 3) One drill hole totalling approximately 700 metres designed to target the untested chargeability and copper-gold soil anomaly located 1 kilometre west of the Los Banos Zone. 4) Four holes totalling approximately 3,100 metres designed to test at depth a significant  chargeability anomaly at the Los Banos zone and confirm previous RC drill hole results from CB-5, CB-12 and CB-13 that ended in mineralization.

Non-Material Properties

Mexican Projects

El Encuentro

Spinco indirectly holds, through Almaden de Mexico, S.A. de C.V., the El Encuentro project, which consists of two claims totaling roughly 420 hectares in the State of Sinaloa, Mexico. One of the claims was acquired by staking (approximately 370 hectares), the other purchased by Almaden and is subject to a sliding scale royalty which can be purchased for US$2,000,000. The purchased claim is currently under legal contract dispute since 1996. The claims cover an area of hydrothermal alteration and gold/silver mineralization. Significant gold and silver surface sample results were returned from trench sampling in 1996. No further work has been done since. The El Encuentro project is surrounded by a claim block held by McEwan Mining Inc. and is located roughly 10 kilometers from that company’s El Gallo gold/silver mine. The future plans include a program of re-sampling of past trenches and drilling once the contract dispute is resolved. As at December 31, 2014, the carrying value of the El Encuentro property was $1.00.

Viky Project

Spinco indirectly holds, through Gavilan, 100% of the Viky project, which is comprised of three claims totaling approximately 170 hectares, located in Coahuila State, Mexico and were acquired in 2006. The road accessible claims cover an area of silver-lead-zinc mineralization and silicification hosted in carbonate rocks and interpreted to represent the distal part of a carbonate replacement deposit, a common style of mineralization in northern Mexico. Past work included surface sampling, geophysics and drilling by a past partner and Almaden. Future plans include relogging of past drill core and additional drilling depending on results. As at December 31, 2014, the carrying value of the Viky property was $1.00.

San Carlos Project

Spinco indirectly owns, through Compania Minera Zapata, S.A. de C.V., 100% of the San Carlos Project, which is comprised of one claim covering approximately20 hectares. The claim is located in the northern Mexican State of Tamaulipas and is road accessible, about three hours south of Monterrey City. Almaden had two past partners explore the San Carlos project. The results of this work have defined a large intrusion hosted copper-gold porphyry system in the general area associated with peripheral base and precious metal skarn mineralisation developed in carbonate country rocks to the intrusive complex. Past work included surface sampling, geophysics and drilling. Future plans include relogging of past drill core, a data review and additional drilling depending on results. As at December 31, 2014, the carrying value of the San Carlos property was $1.00.

Caldera Project

Spinco indirectly owns, through Gavilan, 100% of the Caldera project, which is accessible by road, located in Puebla State, Mexico and originally acquired in 2007 through staking. The claim covers an approximately 3,370 hectare area of acid-sulphate alteration developed in volcanic rocks including zones of massive to vuggy silica, quartz-alunite and kaolinite. The alteration is interpreted to represent the upper parts of a high sulphidation system with potential for gold, silver and copper mineralization. Past work includes mapping, rock, soil and stream sediment sampling, geophysics and drilling. Future plans include further drilling of untested targets. As at December 31, 2014, the carrying value of the Caldera property was $1.00.

Lajas Project

Spinco indirectly owns, through Gavlian, 100% of the Lajas project, which is accessible by road, located in San Luis Potosi State, Mexico, originally acquired by staking and covering approximately 610 hectares. The claim covers an area of low-sulphidation epithermal veining with potential to host gold and silver mineralization. Past work includes mapping, sampling and geophysics. Future plans include diamond drilling to test defined targets. As at December 31, 2014, the carrying value of the Lajas property was $1.00.

El Chato

Spinco indirectly owns, through Gavilan, 100% of the El Chato project, which is accessible by road, located in Puebla State, Mexico and originally acquired through staking. The claim covers an approximately 12,400 hectare area of acid-sulphate alteration developed in volcanic rocks including zones of massive silica, quartz-alunite and kaolinite. The alteration is interpreted to represent the upper parts of a high sulphidation system with potential for gold, silver and copper mineralization. Past work includes mapping, rock, soil and stream sediment sampling, geophysics and drilling. Future plans include drilling to test the targets defined. As at December 31, 2014, the carrying value of the El Chato property was $213,074.

Nueva Espana

Spinco indirectly owns, through Gavilan, 100% of the Nueva Espana project, which is accessible by road, located in Puebla State, Mexico and originally acquired through staking. The claim covers approximately 2,040 hectare area of clay alteration silicification and veining developed in volcanic and carbonate rocks. The alteration is interpreted to represent a low-sulphidation vein system. There are numerous historic pits and shallow workings. Past work includes mapping, rock, soil and stream sediment sampling, geophysics. Future plans further surface work and drilling. As at December 31, 2014, the carrying value of the Nueva Espana property was $175,379.

Cenzontle

Spinco indirectly owns, through Gavilan, 100% of the Cenzontle project, which covers an area of hydrothermal alteration and magnetic response. The approximately 3020 hectare Cenzontle project is located in Coahuila State, Mexico and was acquired by staking. Limited work has been conducted and the Cenzontle project is interpreted to have potential for porphyry and skarn type mineralization. Future work plans include surface mapping and sampling in order to define drill targets. As at December 31, 2014, the carrying value of the Cenzontle property was $9,109.

Chilcuautla and Cuautepec

Spinco indirectly owns, through Gavilan, 100% of the Chilcuautla and Cuautepec projects, which cover two areas of hydrothermal alteration and magnetic response. The Chilcuautla and Cuautepec projects together cover approximately 1829 hectares are located in Hidalgo State, Mexico and were acquired by staking. Limited work has been conducted to date and the Chilcuautla and Cuautepec projects are interpreted to have potential for porphyry and epithermal type mineralization. Future work plans include surface mapping and sampling in order to define drill targets. As at December 31, 2014, the carrying value of the Chilcuautla and Cuautepec properties were $3,858 and $1,757 for Chilcuautla and Cuautepec respectively.

US Projects

Willow

Spinco indirectly owns, through Almaden America, 100% of the Willow Project, which is located in Douglas and Lyon Counties Nevada and totals roughly 1,025 hectares. The Willow project covers an area of intense hydrothermal alteration interpreted to represent a porphyry “lithocap”, the hydrothermal alteration overlying a large porphyry system with significant copper, gold and molybdenum potential. The alteration is characterized by silicification, brecciation and alunite, kaolinite and dickite alteration, all features typical of high sulphidation gold systems that overlie copper-gold porphyry systems in the lithocap environment. Past work includes surface sampling, mapping and several campaigns of surface geophysics which have defined both epithermal gold targets and porphyry copper-gold targets. Future plans include diamond drilling to test these targets. As at December 31, 2014, the carrying value of the Willow property was $1.00.

Paradise Valley

Spinco indirectly owns, through Almaden America, the Paradise Valley project, which was acquired by staking, covers roughly 884 hectares and is located in Nye County, Nevada. The Paradise Valley project covers an area of intense hydrothermal alteration interpreted to represent a high sulphidation gold system similar to the nearby Paradise Peak gold deposit mined historically. Past work includes surface mapping, sampling and geophysics. Future plans include diamond drilling to test these targets. As at December 31, 2014, the carrying value of the Paradise Valley property was $1.00.

Veta Project

Spinco indirectly owns, through Almaden America, the Veta project, which was acquired by staking, covers roughly 33 hectares and is located in Nye County, Nevada. The Veta project covers an area of intense hydrothermal alteration interpreted to represent a high sulphidation gold system similar to the nearby Sante Fe gold deposit mined historically. Past work includes surface mapping and sampling. Future plans include diamond drilling to test these targets. As at December 31, 2014, the carrying value of the Veta property was $1.00.

Monte Cristo Project

Spinco indirectly owns, through Almaden America, the Monte Cristo project, which was acquired by staking, covers roughly 170 hectares and is located in Mineral County, Nevada. The project covers an area of hydrothermal alteration and quartz veining interpreted to represent a low sulphidation gold-silver system. Past work includes limited surface mapping and sampling. Future plans include diamond drilling to test these targets. As at December 31, 2014, the carrying value of the Monte Cristo property was $1.00.

Canadian Projects

Merit

The 100% Spinco owned Merit project covers an area of epithermal gold-silver veining and is about 1,700 hectares in size. The Merit property is easily accessed by road, 30 kilometres west from the city of Merritt, B.C. and is situated in the Spence's Bridge Gold Belt. Previous work includes surface sampling, mapping, geophysics and drilling. Future plans include further drilling of untested targets. As at December 31, 2014, the carrying value of the Merit property was $1.00.

Logan

Spinco has a 40% interest, carried to a positive production decision by 60% partner Yukon Zinc Corporation, in the Logan silver-zinc property is located 108 kilometers northwest of Watson Lake and 38 kilometers north of the Alaska Highway in the Watson Lake Mining District, Southern Yukon. Between 1979 and 1988 a considerable amount of work was done on the Logan property, including mapping, geochemistry, geophysical surveys, road and airstrip construction, and 103 diamond drill holes. In 2004 Yukon Zinc Corporation released an independently estimated NI 43-101 Inferred mineral resource of 13,080,000 tonnes grading 5.10% zinc and 23.7 g/t silver using a 3.5% zinc equivalent cutoff that is based upon metal prices of US$0.43/lb zinc, US$5.50/oz silver, and recoveries of 94% and 64% respectively. As at December 31, 2014, the carrying value of the Logan property was $1.00.

ATW

The  ATW project is owned by Spinco and  located in the Northwest Territories roughly 300 kilometers northeast of Yellowknife. The property is comprised of five leases and six claims covering roughly 8,928 hectares. Ownership of the property is held by ATW Resources Ltd., which is 50% owned by Spinco and 50% owned by Williams Creek Explorations Ltd., however economic interests in the ATW project are governed by a joint venture agreement which attributes an approximate 66% interest to Almaden, a 30% interest to Williams Creek, and a 4% participating interest to Dominion Diamond Corporation (previously Harry Winston Diamond Corporation). Spinco is the ATW project operator. The ATW project covers an area prospective for diamond bearing kimberlite pipes and is located in close proximity to a number of active diamond projects: The Diavik Mine lies about 29 kilometres north, the Snap Lake project is about 68 kilometres southwest, the Mountain Province/De Beers Gacho Kue project is about 72 kilometres southeast, and Peregrine Diamonds Ltd’s DO-27 kimberlite lies 20 kilometres to the northeast. Since 1992 when the property was acquired through staking, Almaden, along with former and present partners and optionees, traced a diamondiferous kimberlite indicator mineral (KIM) plume in glacial till roughly 20 kilometres “up ice” and easterly under the claim block and Mackay Lake. Studies of recovered KIM grains suggested the possibility of two sources for the KIMS within this confined area. Future work plans include further drilling for KIM grains and diamond drilling to test for kimberlite pipes. As at December 31, 2014, the carrying value of the property was $1.00.

Ponderosa

The Ponderosa property is 100% owned by Spinco and was acquired by staking in late 2005. The claim group covers 41.5 hectares within the Spences Bridge Group volcanic assemblage. The Ponderosa property is located 25 kilometers southwest of Merritt, B.C. and has good road access. Previous work includes surface sampling, mapping, geophysics and drilling. Future plans include further drilling of untested targets. As at December 31, 2014, the carrying value of the Ponderosa property was $1.00.

Munro Lake

The 100% Spinco owned Munro Lake porphyry molybdenum-copper-silver project was acquired in 1986 through staking. The Munro Lake project is near Summerland, B.C and is road-accessible. The Munro Lake project is located roughly 20 kilometers south of the Brenda molybdenum-copper porphyry deposit. Spinco believes the mineralization at Munro Lake to be genetically similar to that mined at Brenda where production began in early 1970 and ended in June, 1990. The claim retained is also prospective for silver mineralization. Work to date on the Munro Lake project includes ground geophysics (induced polarization and magnetics), soil geochemistry and diamond drilling programs.  As at December 31, 2014, the carrying value of the Munro Lake property was $1.00.

Skoonka Creek

The Skoonka Creek project is located in the Spences Bridge Group volcanic assemblage and is accessible by road, roughly 25 kilometers northeast of the Lytton, B.C. and the Trans-Canada Highway. Exploration of the Skoonka Creek property is conducted under a joint venture arrangement with Strongbow Exploration Inc., which is the Skoonka Creek project operator. Spinco holds a 34.26% interest in the joint venture. The property covers an area of epithermal alteration and veining prospective for gold and silver mineralization. Past work includes surface sampling, geophysics and drilling. The last program completed on the property was a 3,144 metre drilling program in 2007. As at December 31, 2014, the carrying value of the Skoonka Creek property was $1.00.

Nicoamen River

Spinco owns 100% of the Nicoamen River project, which was originally acquired by staking and covers roughly 2,600 hectares prospective for epithermal gold silver mineralization. Previous work includes surface sampling, mapping and geophysics. Future plans include further drilling of defined targets. As at December 31, 2014, the carrying value of the Nicoamen River property was $1.00.

Spinco Royalties

Material Royalties - Tuligtic

Spinco indirectly owns, through Gavilan, a 2% NSR royalty on the Tuligtic project (the “Tuligtic Project”) which is located in Puebla State, Mexico. Tuligtic comprises 20,200 hectares, lying within the Trans Mexican Volcanic Belt. The Tuligtic Project is 95 kilometres north of Puebla city, or 150 kilometres east of Mexico City.

Almaden acquired Tuligtic through staking in 2001, and work has focused on the Ixtaca zone, which Almaden discovered in 2010.

Tuligtic Property General Location

Tuligtic Property Mineral Claims

Project Description, Location, Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Ixtaca Deposit, the epithermal gold-silver target within the Tuligtic Property, is located eight kilometres northwest of the town of San Francisco Ixtacamaxtitlán, the county seat of the municipality of Ixtacamaxtitlán, Puebla State. The Tuligtic Project is accessible by driving 40 kilometres east along Highway 119 from Apizaco, an industrial center located approximately 50 kilometres north of Puebla City by two-lane Highway, and then north approximately 2 kilometres along a paved road to the town of Santa Maria. The trip from Apizaco to site can be driven in approximately 1.5 hours. There is also access to the Tuligtic Property using gravel roads from the northeast via Tezhuitan and Cuyoaco, from the south via Libres and from the northwest via Chignahuapan. The Xicohtencatl Industrial complex lies 30 kilometres southwest by paved road from the Tuligtic Project, and houses agricultural, chemical, biomedical and industrial manufacturing facilities and is serviced by rail. Puebla, the fourth largest city in Mexico has a population in excess of 4 million people, and includes one of the largest Volkswagen automotive plants outside Germany.

The topography on the Tuligtic Project is generally moderate to steep hills with incised stream drainages. Elevation ranges from 2,300 meters above sea level in the south to 2,800 metres in the north. Vegetation is dominantly cactus and pines and the general area is also somewhat cultivated with subsistence vegetables, bean and corn crops. The Ixtaca Zone exploration area has been previously cleared and logged. The region has a temperate climate with average temperatures ranging from 19°C in June to 10°C in December. The area experiences about 600 millimetres of precipitation annually with the majority falling during the rainy season, between June and September. Exploration can be conducted year round within the Tuligtic Property. Electricity is available on the Tuligtic Property as the national electricity grid services nearby towns such as Santa Maria and Zacatepec. Water for exploration is available from year-round natural springs located at higher elevations above and upstream of the Ixtaca Deposit. The surface rights locally are privately owned and where Almaden is exploring, Almaden has negotiated surface land use agreements with surface rights landowners.

Almaden has negotiated voluntary surface land use agreements with landowners prior to entering the exploration area and commencing work. Additional or revised landowner agreements may be required in the event advanced operations are anticipated (for example potential tailings storage areas, potential rock storage areas, and potential processing plant sites). The Mining Law provides mineral claim owners the right to obtain the temporary occupancy or creation of land easements necessary to carry out exploration and mining operations.

The Tuligtic Property consists of three claims held 100% by Minera Gorrion, S.A. de C.V., a subsidiary of Almaden through the holding company, Puebla Holdings Inc. The claims, tabularized below, cover an area of over 20,000 hectares and were staked. Almaden acquired the Cerro Grande claims of the Tuligtic Project in 2001 and the Caldera 3-a claim in 2010, following the identification of surficial clay deposits that were interpreted to represent high-level epithermal alteration. Official title documents have been issued for all claims, the details of which are summarized below.

Claim Name	Claim Number	Valid Until Date	Area (hectares)	Location
Cerro Grande	219469	March 5, 2059	11,201.55	Tetela de Ocampo Ixtacamaxtitlan Aquixtla, Pue.
Cerro Grande 2	233434	February 23, 2059	3,028.00	Zautla, Puebla
Caldera 3-a	241003	November 20, 2062	5,984.41	Ixtacamaxtitlan, Puebla
Total			20,213.96

Environmental and community/social programs are in progress and will continue as the Tuligtic Project progresses into advanced studies. Currently there are no known issues that can materially impact the ability to extract the mineral resources at the Tuligtic Project. Previous and ongoing environmental studies include meteorology, water quantity and quality, and flora and fauna. Knight Piésold Ltd. has been retained by Almaden to help with long lead item studies concerning environmental monitoring, assessment and permitting matters. Almaden established the following environmental objectives for the Tuligtic Project:

(a)	Protect surface and ground water quality;

(b)	Incorporate environmental enhancement opportunities into the mine and final reclamation plans;

(c)	Minimize the Tuligtic Project footprint.

Economic Impacts – The economic analysis set out in the Tuligtic PEA also provides some possible indications of the potential economic impact of the Tuligtic Project on the local, Puebla State and Mexico economies, should the future work and permitting support development of a mining operation. Highlights of the Base Case include:

(a)	Direct employment of more than 400 people during the construction phase and 430 people during

(b)	the subsequent approximately 12 year operating phase;

(c)	Gross investment of approximately over US$80 million in capital equipment and equipment

(d)	manufacturing during the construction phase, and,

(e)
Approximately $483 million in direct taxes to all levels of government, including payments to the local Municipality ($60 million), Puebla State ($109 million) and Federal ($314 million) governments over the approximately 12 year operating life of the Tuligtic Project, but excluding payroll taxes, sales taxes and income taxes paid by employees.

In due course, the permitting requirements of the Tuligtic Project will be fulfilled, which is a known and regulated process in Mexico.  Subject to the Mexico Mining Laws, any company conducting exploration, exploitation and refining of minerals and substances requires previous authorization from the SEMARNAT. Because mining exploration activities are regulated under Official Mexican Norms (specifically NOM-120) submission of a MIA and Cambio de Uso de Suelo authorisations are not required provided exploration activities do not exceed disturbance thresholds established by NOM-120. Exploration activities require submission to SEMARNAT of a significantly less involved Preventive Report which outlines the methods by which the owner will maintain compliance with applicable regulations. If the exploration activities detailed within the Preventive Report exceed the disturbance thresholds established by NOM-120, SEMARNAT will inform the owner that a MIA is required within a period of no more than 30 days.

The present scale of exploration activities within the Tuligtic Property are subject to NOM-120 regulation and Almaden has submitted a Preventative Report to carry out exploration activities including drilling. In the future, if significantly increased levels of exploration activities are anticipated or mining activities, submission of an Environmental Impact Statement and Cambio de Uso de Suelo permits will be required. Almaden has negotiated surface land use agreements with landowners within the area affected by diamond drilling activities. Any future mining activities would also require a water use permit from CONAGUA, the Federal agency which regulates water use in Mexico.

On December 22, 2011,  Minera Gorrion, S.A. de C.V., a  99.9% owned subsidiary of Almaden, entered into a royalty agreement with Gavilan, which on the Effective Date will be a 99.9% owned subsidiary of Spinco (the “Tuligtic Royalty Agreement”) .  Pursuant to the Tuligtic  Royalty Agreement,  Minera Gorrion, S.A. de C.V. shall pay a 2% NSR on all products produced from the Cerro Grande and Cerro Grande 2 claims quarterly on the last day of the month following the end of the calendar quarter.

History

To Almaden’s knowledge, no modern exploration was carried out on the Tuligtic Project prior to Almaden’s acquisition of the Tuligtic Property area by staking in 2001. Evidence of historic mining of clay (kaolinite) deposits from surface is evident throughout the Tuligtic Property area. Almaden acquired the Cerro Grande claims of the Tuligtic Project in 2001 following the identification of surficial clay deposits that were interpreted to represent high-level epithermal alteration. In 2010, Almaden acquired the third Caldera 3-a claim. Subsequent geologic mapping, rock, stream silt, soil sampling and induced polarization (IP) geophysical surveys identified porphyry copper and epithermal gold targets within an approximately 5 x 5 kilometre area of intensely altered rock.

On May 9, 2002 Almaden entered into a joint venture agreement with BHP Billiton World Exploration Inc. (BHP) to undertake exploration in eastern Mexico. Initial helicopter-borne reconnaissance programs were completed in May 2003 and March 2004 on select targets within the joint venture area of interest. The work resulted in the acquisition of five separate properties, in addition to the previously acquired Cerro Grande of the present day Tuligtic Property. Following a review of the initial exploration data, effective January 20, 2005, BHP relinquished its interest in the six properties to Almaden. The joint venture was terminated in 2006.

Later in 2006, the Tuligtic Project was optioned to Pinnacle Mines Ltd. In 2007 this option agreement was terminated. In 2009 the Tuligtic Property was optioned to Antofagasta Minerals S.A. under terms whereby it could earn a 75% interest in the Tuligtic Property. In 2009 and 2010 Antofagasta Minerals S.A., under Almaden operation, conducted a geophysical and exploration drilling program on the copper porphyry area of the Tuligtic Project. The program consisted of three lines of IP geophysics and 2,522 meters of diamond drilling in six holes. The IP chargeability results, along with that of previous programs carried out by Almaden, defined a 2 by 2.5 kilometer chargeability high the limits of which are currently only defined to the west and south. The drilling intersected skarn and porphyry copper-molybdenum mineralization in an intrusive complex. Four of the six drill holes were oriented within thirty degrees of north south and located within a 200 by 300 meter area roughly in the central portion of the IP chargeability anomaly. These holes were selected based on intensely altered and quartz-veined porphyry exposed in the drainages in the central portion of the chargeability anomaly. The drilling program encountered sub economic porphyry mineralization. The mineralized intersections, despite being largely in skarn and uneconomic, are considered by Almaden to be encouraging for the greater porphyry potential of the system. Antofagasta Minerals S.A. terminated its option on the Tuligtic Project in March 2010.

In July 2010 Almaden initiated a diamond drilling program on the gold-silver epithermal vein target area of the Tuligtic Project located roughly one kilometer to the south of the porphyry prospect on the Tuligtic Project. The first hole in this program (results announced in August, 2010) intersected a zone of banded carbonate-quartz epithermal veining with gold and silver values. This hole constitutes the discovery of the Ixtaca zone of veining. The entire hole cut through a vein zone of varying intensity of veining and intersected 302.41metres of 1.01 g/t Au & 48 g/t Ag. Within this broad zone of veining several higher grade veins were intersected including 44.35 meters of 2.77 g/t Au and 117.7 g/t Ag. Immediately after this discovery Almaden initiated a follow-up drill program. Between 2010 and 2013, Almaden’s exploration at the Ixtaca zone of the Tuligtic Property included geologic mapping and prospecting, alteration mineralogic characterization, rock and soil geochemical sampling, ground magnetics, IP and resistivity, Controlled Source Audio-frequency Magnetotelluric (CSAMT), and Controlled Source Induced Polarization (CSIP) geophysical surveys resulting in the identification of several anomalous zones. Since 2010, a total of 453 exploration diamond drill holes have been drilled at the Tuligtic Project, totaling 147,892 metres.

Geological Setting and Mineralization

Within the Tuligtic Project, argillaceous limestone of the Late Jurassic to Early Cretaceous Upper Tamaulipas formation is underlain by transitional calcareous clastic rocks including siltstone, grainstone, mudstone, and calcareous shale. During the Laramide orogeny the carbonate package was intensely deformed into a series of thrust-related east verging anticlines. Calcareous shale units appear to occupy the cores of the anticlines while the thick bedded limestone/mudstone units occupy the cores of major synclines at the Ixtaca zone. These carbonate basement units are crosscut by intensely altered intermediate composition dykes in the Tertiary. The deformed Mesozoic sedimentary sequence is discordantly overlain by epithermal altered Cenozoic bedded crystal tuff of the upper Coyoltepec subunit. The Coyoltepec volcanics are locally oxidized and weathered near surface and along structures.

Two styles of alteration and mineralization have been identified in the area: (i) copper-molybdenum porphyry style alteration and mineralization hosted by diorite and quartz-diorite intrusions; and (ii) silver-gold lowsulphidation epithermal quartz-bladed calcite veins hosted primarily by carbonate rocks and spatially associated with overlying volcanic hosted texturally destructive clay alteration and replacement silicification.

Outcropping porphyry-style alteration and mineralization is observed in the bottoms of several drainages where the altered intrusive complex is exposed in erosional windows beneath post mineral unconsolidated ash deposits. Multiple late and post mineral intrusive phases have been identified crossing an early intensely altered and quartz-veined medium-grained feldspar phyric diorite named the Principal Porphyry. Other intrusive types include late and post mineral mafic dykes and an inter-mineral feldspar-quartz phyric diorite. Late mineral mafic dykes are fine grained and altered to chlorite with accessory pyrite. Calc-silicate (garnet-clinopyroxene) altered limestone occurs in proximity to the intrusive contacts and is crosscut by late quartz-pyrite veins. Early biotite alteration of the principal porphyry consists of biotite-orthoclase flooding of the groundmass. Quartz veins associated with early alteration have irregular boundaries and are interpreted to be representative of A-style porphyry veins. These are followed by molybdenite veins which are associated with the same wall rock alteration. Chalcopyrite appears late in the early alteration sequence. Late alteration is characterized by intense zones of muscovite-illite-pyrite overprinting earlier quartz-K-feldspar-pyrite ± chalcopyrite veining and replacing earlier hydrothermal orthoclase and biotite. Stockwork quartz-pyrite crosscuts the A-style veins and is associated with muscovite-illite alteration of biotite. The quartz-sericite alteration can be texturally destructive resulting in white friable quartz veined and pyrite rich rock. Pyrite is observed replacing chalcopyrite and in some instances chalcopyrite remains only as inclusions within late stage pyrite grains.

Epithermal mineralization on the Tuligtic Property is considered to have no genetic relationship to the porphyry alteration and mineralization described above. The epithermal system is unoxidised and well preserved, and there is evidence of a paleosurface as steam heated kaolinite and replacement silica alteration occur at higher elevations where the upper part of the Coyoltepec pyroclastic deposit is preserved. The veining of Ixtaca epithermal system displays characteristics representative of intermediate and low sulphidation deposits. These include typical ore and gangue mineralogy (electrum, sphalerite, galena, adularia, carbonates), mineralization dominantly in open space veins (colloform banding, cavity filling).

Mineralized hydrothermal breccias showing multiphase development are commonly encountered within the main veins. Hydrothermal silicic/carbonate breccia zones occur within the limestone and dip steeply. These breccias are dominantly controlled by the main faults.

The Upper Tamaulipas formation, the dykes that crosscut it and the upper Coyoltepec volcanic subunit are the main host rocks to the epithermal vein system at Ixtaca. In the Main and Ixtaca North zones veining strikes dominantly ENE-WNW (060 degrees) parallel to a major dyke trend and at a very high angle to the N to NNW bedding and fold structures within the limestones. The veins of the Chemalaco Zone are hosted by the shaley carbonate units and strike to the NNW, dipping to the SSW. In the footwall to Chemalaco Zone a parallel dyke has been identified which is altered and mineralized. The Chemalaco Zone and the dyke are interpreted to strike parallel to bedding and to core an antiform comprised of calcareous shale.

Studies of mineral assemblages in hand specimen, transmitted and reflected light microscopy and SEM analyses were carried out in order to construct a paragenetic sequence of mineral formation. This work revealed that veining occurred in three main stages. The first stage is barren calcite veining. This is followed by buff brown and pink colloform carbonate and silicate veins containing abundant silver minerals and lower gold. The third stage of veining contains both gold and silver mineralization. The dominant gold-bearing mineral is electrum, with varying Au:Ag ratios. The majority of grains contain 40-60 wt (weight) % gold but a few have down to 20 wt%. Gold content occasionally varies within electrum grains, and some larger grains seem to be composed of aggregates of several smaller grains of differing composition. Electrum often appears to have been deposited with late galena-clausthalite both of which are found as inclusions or in fractures in pyrite. It is also closely associated with silver minerals such as uytenbogaardtite (Ag3AuS2). This mineral is associated with electrum, chalcopyrite, galena, alabandite, silver minerals and quartz in stage three mineralization. Apart from electrum, the dominant silver bearing minerals are polybasite (-pearceite) and argentian tetrahedrite plus minor acanthite-naumannite, pyrargyrite and stephanite. They are associated with sulphides or are isolated in gangue minerals.

The vein-related mineralization at Ixtaca does not have hard geologic boundaries. The mineralized zones are essentially vein zones, the outer boundaries of which are grade boundaries associated with decreased vein density.

Regional Geology

The Tuligtic Project is situated within the Trans Mexican Volcanic Belt (TMVB), a Tertiary to recent intrusive volcanic arc extending approximately east-west across Mexico from coast to coast and ranging in width from 10 to 300 kilometres. The TMVB is the most recent episode of a long lasting magmatic activity which, since the Jurassic, produced a series of partially overlapping arcs as a result of the eastward subduction of the Farallon plate beneath western Mexico. The basement rocks of the eastern half of the TMVB are Precambrian terranes, including biotite orthogneiss and granulite affected by granitic intrusions, grouped into the Oaxaquia microcontinent. These are overlain by the Paleozoic Mixteco terrane, consisting of a metamorphic sequence known as the Acatlan complex and a fan delta sedimentary sequence known as the Matzitzi formation. Another sedimentary complex is found on top of the Mixteco terrane, represented by various paleogeographic elements such as the Mesozoic basins of Tlaxiaco, Zongolica, Zapotitlan, and Tampico-Misantla. The subducting plates associated with the TMVB are relatively young, with the Rivera plate dated at 10 million years and the Cocos plate at 11 to 17 million years.

Property Geology

The stratigraphy of the Tuligtic area can be divided into two main sequences: a Mesozoic sedimentary rock sequence related to the Zongolica basin and a sequence of late Tertiary igneous extrusive rocks belonging to the TMVB. The sedimentary sequence is locally intruded by plutonic rocks genetically related to the TMVB. The sedimentary complex at Tuligtic corresponds to the Upper Tamaulipas formation. This formation, Late Jurassic to Early Cretaceous in age, is regionally described as a sequence of grey-to-white limestone, slightly argillaceous, containing bands and nodules of black flint. The drilling conducted by Almaden allows for more detailed characterisation of the Upper Tamaulipas Formation carbonate units in the Tuligtic area. The sequence on the Tuligtic Project consists of clastic calcareous rocks. An argillaceous limestone (termed mudstone) grades into what have been named transition units and shale. The transition units are calcareous siltstones and grainstones. These rocks are not significant in the succession but mark the transition from mudstone to underlying calcareous shale. Typical of the transition units are coarser grain sizes. The lower calcareous “shale” units’ exhibit pronounced laminated bedding and is typically dark grey to black in colour, although there are green coloured beds as well. The shale units appear to have been subjected to widespread calc-silicate alteration.

Exploration

Between 2004 and 2013, Almaden’s exploration at the Tuligtic Property has included rock and soil geochemical sampling, ground magnetics, IP and resistivity, Controlled Source Audio-frequency Magnetotelluric (CSAMT), and Controlled Source Induced Polarization (CSIP) geophysical surveys. The work to date has resulted in the identification of five anomalous areas: the Ixtaca, Ixtaca East, Caleva, Azul, and Sol zones. Detailed exploration results for the Tuligtic Property have been disclosed in  the Technical Report on the Tuligtic Property, Puebla State, Mexico by Raffle et al. dated March 13, 2013 (the “Tuligtic Technical Report”) and are summarized below.

Rock Geochemistry

Between 2004 and 2011 a total of 436 rock geochemical samples have been collected on the Tuligtic Property over a six by six kilometre area. Rock sampling, guided by concurrent soil geochemical surveys, has been concentrated around the Ixtaca zone and an area extending four kilometres to the NNE over the copper porphyry target located between the Caleva and Azul zone soil geochemical anomalies.

Rock grab samples collected by Almaden are from both from representative and apparently mineralized lithologies in outcrop, talus and transported boulders within creeks throughout the Tuligtic Property. Rock samples ranging from 0.5 to 2.5 kilograms in weight and are placed in uniquely labelled poly samples bags and their locations are recorded using handheld GPS accurate to plus or minus five metres accuracy.

Of the 436 rock grab samples collected, a total of 45 samples returned assays of greater than 100 parts-per-billion (ppb) gold (Au), and up to 6.14 grams-per-tonne (g/t) Au. A total of 49 rock samples returned assays of greater than 10g/t silver (Ag) and up to 291g/t Ag.

Gold and silver mineralization occurs within the Ixtaca zone, and is associated with anomalous arsenic, mercury (± antimony). To the northeast of the Ixtaca zone zinc, copper and locally anomalous gold, silver and lead (± arsenic) values occur in association with calc-silicate skarn and altered intrusive rocks.

Basement carbonate units, altered intrusive, and locally calc-silicate skarn mineralization occur as erosional windows beneath unmineralized tuff of the upper Coyoltepec subunit. Surface mineralization at the Ixtaca zone occurs as limestone boulders containing quartz vein fragments and high level epithermal alteration within overlying volcanic rocks. Epithermal alteration and mineralization is observed overprinting earlier skarn and porphyry style alteration and mineralization. Numerous small skarn-related showings exist on the Tuligtic Project. At the Caleva soil anomaly, a 200 by 100 metre skarn zone hosts sphalerite, galena and chalcopyrite quartz vein stockwork mineralization along the contact zone between limestone and altered and mineralized intrusive rocks to the east.

Soil Geochemistry

The collection of 4,760 soil samples by Almaden between 2005 and 2011 resulted in the identification of five anomalous areas: the Ixtaca, Ixtaca East, Caleva, Azul, and Sol zones. During 2013, an additional 1,035 soil samples have been collected to extend soil grid lines to the west and locally infill existing grid lines, for a total of 5,795 soil samples.

Samples have been collected at 50 metre intervals along a series of 200 metre spaced east-west oriented lines. Infill lines spaced at 100 metres have been completed over gold and silver anomalies at the Caleva and Ixtaca East zones, and an unnamed anomaly 2.5 kilometres west of the Ixtaca zone. Subsequently, detailed 50 metres by 50 metres grid sampling of the Ixtaca zone and select grid infill of the Azul and Sol zones has been completed. Soil samples are collected by hand from a small hole dug with a non-metallic pick or hoe. The sample depth is typically 10 centimetres, or at least deep enough to be below the interpreted surficial organic layer. Sample bags are labelled with a unique sample number.

Anomalous thresholds (greater than the 95th percentile) for gold and silver are calculated to be 17.1ppb Au and 0.59ppm Ag, respectively. A total of 288 samples contain anomalous Au, including 141 samples with coincident Ag anomalies.

The Ixtaca zone produces the largest Au and Ag response within the Tuligtic Property. Base metals do not correlate significantly with the Ixtaca zone, and Hg and Sb anomalies occur peripherally within altered volcanic rocks. Base metals correlate well with Au-Ag at the Caleva, Azul, and Sol zones to such an extent they are best termed Cu-Zn (Au-Ag) anomalies. Based on the distribution of soil geochemical anomalies and the mapped geology it is apparent that the overlying post mineral volcanics significantly suppress sedimentary and intrusive basement rock geochemical anomalies. Soil responses are consistent with these zones being prospective for both epithermal and earlier porphyry-skarn mineralization.

Ground Geophysics

Magnetics

During 2010, Almaden completed an 84 line- kilometres ground magnetic survey over a four by 4.5 kilometre area covering the copper porphyry target area north of the Ixtaca zone. The survey comprised a series of 200 metre spaced east-west oriented lines with magnetic readings collected at 12.5 metre intervals along each line.

The survey identified a broad poorly defined, approximately 100 nano-Tesla (nT) magnetic high anomaly that corresponds in part with mapped altered quartz-monzonite porphyry rocks. Numerous, 30 to 50nT short strike length NNW trending linear magnetic high anomalies parallel the regional structural grain, and the strike of bedding within Upper Tamaulipas formation calcareous rocks suggesting structural and/or lithologic control of magnetic anomalies.

Induced Polarization/Resistivity

Concurrent with 2010 ground magnetic surveys, Almaden completed 108 line- kilometre of 100 metre “a” spacing pole-dipole induced polarization (IP) / resistivity geophysical surveys over the Ixtaca and Cavela zones, and portions of the Azul and Ixtaca East zones. The survey employed a series of overlapping east-west and north-south oriented lines spaced at intervals of 100 metres.

The survey defines a 1,000 x 200 metre north-northwest trending 20 to 30mV/V chargeability anomaly coincident with mapped calc-silicate skarn mineralization and the Caleva Zone soil geochemical anomaly. While poorly constrained by a single north-south oriented survey line, the anomaly extends a further one kilometre north over the porphyry copper anomaly area. Partial survey coverage of the Ixtaca East zone multi-element soil geochemical anomaly defines a 700 x 500 metre elliptical seven to 15mV/V chargeability anomaly along its western margin.

Resistivity anomalies appear to be controlled in part by topographic lows that down-cut through overlying tuff rocks and expose more resistive basement lithologies. Resistivity low (conductive) anomalies are common along local topographic high ridges and plateaus where significant thicknesses of more conductive tuff rocks remain.

CSAMT/CSIP

During 2011, Zonge International Inc. on behalf of Almaden completed a Controlled Source Audio-frequency Magnetotelluric (CSAMT) and Controlled Source Induce Polarization (CSIP) geophysical survey at the Tuligtic Property over a six by four kilometre area.

The survey totaled 48.5 line-kilometers, including six lines oriented N-S (N16E azimuth, CSAMT and CSIP), and eight perpendicular E-W oriented lines (N104E azimuth, CSAMT only). Survey line spacing varied from 170 to 550 metres utilizing an array of six 25 metre dipoles.

2-D (N-S Line) smooth-model resistivity data defines a NW trending resistivity anomaly west of the Ixtaca Main zone, and an E-W trending resistivity anomaly through the Ixtaca zone. The NW trending anomaly passes through drill sections 10+200E to 10+400E, and may reflect limestone rocks on the west limb of an east-verging antiform. A similar NW trending conductive anomaly immediately to the east may represent calcareous shale rocks within the core of the antiform. The significance of the E-W trending anomaly is not known given the context of the current geologic model.

2-D (E-W Line) smooth-model resistivity data shows a strong resistivity anomaly associated with the core of the Ixtaca Main zone, and surface outcropping limestone. To the northeast, a resistivity anomaly coincident with the Chemalaco Zone may reflect complex structural geology patterns and the relatively resistive limestone and Chemalaco Dyke lithologies.

CSIP data does not appear to have identified significant anomalies.

Drilling

The purpose of the Tuligtic PEA was to provide a technical summary and updated mineral resource estimate with respect to the Ixtaca Deposit in relation to diamond drilling completed subsequent to the November 13, 2012 cut-off date of the maiden mineral resource estimate. Since 2010, a total of 423 diamond drillholes have been drilled at the Tuligtic Property, totaling 137,438 metres.

The Main Ixtaca zone of mineralization has been defined as a sub-vertical body trending northeast over a 650 metre strike length. The Ixtaca North zone has been further defined over a 400 metre strike length as two discrete parallel sub-zones having a true-thickness of five to 35 metres, and spaced 20 to 70 metres apart. The Chemalaco Zone is moderate to steeply WSW dipping that has been defined over a 450 metre strike length with high-grade mineralization intersected to a vertical depth of 600 metres or approximately 700 metres down-dip.

In July 2010 Almaden initiated a preliminary diamond drilling program to test epithermal alteration within the Tuligtic Property, resulting in the discovery of the Main Ixtaca zone. The first hole, TU-10- 001, intersected 302.42 metres of 1.01g/t Au and 48g/t Ag and multiple high grade intervals including 1.67 metres of 60.7g/t Au and 2,122g/t Ag. Almaden drilled 14 holes totaling 6,465 metres during 2010, defined the Main Ixtaca zone over a 400 metre strike length, and initiated drilling along 50 metres NNW oriented sections. During 2011, Almaden drilled an additional 85 holes totaling 30,644 metres, which resulted in the discovery of the Ixtaca North zone and testing of the Main Ixtaca zone over a 600 metre strike length on 50 metre sections. Almaden discovered the Chemalaco zone in early 2012 and continued drilling of the Ixtaca North and Main Ixtaca zones. Almaden drilled 126 holes totaling 44,862 metres on the Tuligtic Property from the beginning of 2012 until the November 13, 2012 maiden mineral resource estimate cut-off, for a total of 81,971 metres in 225 drillholes.

During 2013 and subsequent to the November 13, 2012 cut-off of the maiden mineral resource estimate, Almaden drilled 198 holes totaling 55,467 metres. A total of 79 holes have been drilled at the Main Ixtaca zone, 40 holes at the Ixtaca North zone and 79 holes at the Chemalaco zone. Drilling during 2013 focused on expanding the deposit and upgrading resources previously categorized as Inferred to higher confidence Measured and Indicated categories.

Of the 423 holes to date, approximately 189 holes have been completed on the Main Ixtaca zone, 112 at the Ixtaca North zone, and 122 at the Chemalaco Zone. The diamond drillholes range from a minimum length of 60 metres to a maximum of 701 metres, and average 325 metres. All drilling completed at the Ixtaca zone has been diamond core of NQ2 size (5.08 centimetre diameter). Drilling has been performed using four diamond drills owned and operated by Almaden via its wholly owned operating subsidiary Minera Gavilán, S.A. de C.V. The 2010 through 2013 diamond drill programs have been completed under the supervision of Almaden personnel. Drillhole collars have been spotted using a handheld GPS and compass, and subsequently have been surveyed using a differentially corrected GPS. Each of the holes is marked with a small cement cairn inscribed with the drillhole number and drilling direction.

Drillholes have been surveyed down hole using Reflex EZ-Shot or EX-Trac instruments following completion of each hole. Down hole survey measurements have been spaced at 100 metre intervals during 2010 drilling and have been decreased to 50 metre intervals in 2011. During 2012 and 2013, select drillholes within all three mineralized zones have been surveyed at 15 metre intervals. A total of 4,672 drillhole orientation measurements (excluding 423 collar surveys) have been collected for an average down hole spacing of 27 metres. A total of 35 drillholes (10,354 metres), apart from the collar survey, have not been surveyed downhole; and a total of five drillholes (1,672 metres) have been surveyed at the end of hole only. Drillholes having no down hole survey have been assumed to have the orientation of the collar. Drillhole data has been plotted in the field and has been inspected. Down hole data returning unrealistic hole orientations have been flagged and removed from the database.

At the rig, drill core is placed in plastic core boxes labeled with the drillhole number, box number, and an arrow to mark the start of the tray and the down hole direction. Wooden core blocks are placed at the end of each core run (usually three metres, or less in broken ground). Throughout the day and at the end of each shift drill core is transported to Almaden’s Santa Maria core logging, sampling and warehouse facility.

Geotechnical logging is comprised of measurements of total core recovery per-run, RQD (the total length of pieces of core greater than twice the core width divided by the length of the interval, times 100), core photography (before and after cutting), hardness testing and measurements of bulk density using the weight in air-weight in water method.

Drill core is logged based on lithology, and the presence of epithermal alteration and mineralization. All strongly altered or epithermal-mineralized intervals of core are sampled. Almaden employs a maximum sample length of two to three metres in unmineralized lithologies, and a maximum sample length of one metre in mineralized lithologies (50 centimetre minimum sample length). Geological changes in the core such as major alteration or mineralization intensity (including large discrete veins), or lithology are used as sample breaks.

The Upper Tamaulipas formation, the dykes that crosscut it and the upper Coyoltepec volcanic subunit are the main host rocks to the epithermal vein system at Ixtaca. In the Main and Ixtaca North zones veining strikes dominantly ENE-WNW (060 degrees) parallel to a major dyke trend and at a very high angle to the N to NNW bedding and fold structures within the limestones. The veins of the Chemalaco Zone are hosted by the shaley carbonate units and strike to the NNW, dipping to the SSW. In the footwall to Chemalaco Zone a parallel dyke has been identified which is altered and mineralized. The Chemalaco Zone and the dyke are interpreted to strike parallel to bedding and to core an antiform comprised of shale.

Sampling, Analysis and Security

Rock Grab and Soil Geochemical Samples

Rock grab and soil geochemical samples have been transported by Almaden field personnel to the Santa Maria core facility where they are placed in into sealed plastic twine (rice) sacks, sealed using single plastic cable ties. Custody of samples is handed over to ALS Minerals (ALS) at the Santa Maria core facility. ALS sends its own trucks to the Tuligtic Project to transport samples to its sample preparation facility in Guadalajara or Zacatecas, Mexico. Prepared sample pulps are then forwarded by ALS personnel to the ALS North Vancouver, British Columbia laboratory for analysis.

ALS is an International Standards Organization (ISO) 9001:2008 and ISO 17025-2005 certified geochemical analysis and assaying laboratory. ALS is independent of Almaden and the authors of the El Cobre Report.

ALS reported nothing unusual with respect to the shipments, once received and Mr. Kristopher J. Raffle, P.Geo., has no reason to believe that the security of the samples has been compromised.

At the ALS Zacatecas and Guadalajara sample preparation facilities, rock grab samples are dried prior to preparation and then crushed to 10 mesh (70% minimum pass) using a jaw crusher. The samples are then split using a riffle splitter, and sample splits are further crushed to pass 200 mesh (85% minimum pass) using a ring mill pulverizer (ALS PREP-31 procedure). Soil samples are dried and sieved to 80mesh.

Rock grab samples are subject to gold determination via a 50 gram (g) fire-assay (FA) fusion utilizing atomic absorption spectroscopy (AA) finish with a lower detection limit of 0.005ppm Au (5 ppb) and upper limit of 10ppm Au (ALS method Au-AA24). A 50 gram (g) prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6mg of gold-free silver and then cupelled to yield a precious metal bead. The bead is digested in 0.5ml dilute nitric acid and 0.5ml concentrated hydrochloric acid. The digested solution is cooled, diluted to a total volume of 4ml with de-mineralized water, and analyzed by atomic absorption spectroscopy against matrix-matched standards.

Soil samples are subject to gold determination via is digestion of a 50g prepared sample in a mixture of 3 parts hydrochloric acid and 1 part nitric acid (aqua regia). Dissolved gold is then determined by ICP-MS. Silver, base metal and pathfinder elements for rock and soil samples are analyzed by 33-element inductively coupled plasma atomic emission spectroscopy (ICP-AES), with a 4-acid digestion (ALS method ME-ICP61). A 0.25g prepared sample is digested with perchloric, nitric, hydrofluoric and hydrochloric acids. The residue is topped up with dilute hydrochloric acid and the resulting solution is analyzed by ICP-AES. For rock samples only, following this analysis, the results are reviewed for high concentrations of bismuth, mercury, molybdenum, silver and tungsten and diluted accordingly. Samples meeting this criterion are then analyzed by inductively coupled plasma mass spectrometry (ICP-MS, ALS method ME-MS61). Results are corrected for spectral inter-element interferences. Four acid digestions are able to dissolve most minerals; however, depending on the sample matrix, not all elements are quantitatively extracted.

Almaden Drill Core

All strongly altered or epithermal-mineralized intervals of core have been sampled. Almaden employs a maximum sample length of two to three metres in unmineralized lithologies, and a maximum sample length of one metre in mineralized lithologies (50 centimetre minimum sample length). Sampling always begins at least five samples above the start of mineralization. Geological changes in the core such as major alteration or mineralization intensity (including large discrete veins), or lithology are used as sample breaks.

Drill core is half-sawn using industry standard gasoline engine-powered diamond core saws, with fresh water cooled blades and “core cradles” to ensure a straight cut. For each sample, the core logging geologist marks a cut line down the centre of the core designed to produce two halves of equal proportions of mineralization. This is accomplished by marking the cut line down the long axis of ellipses described by the intersection of the veins with the core circumference.

Areas of very soft rock (e.g., fault gouge), are cut with a machete using the side of the core channel to ensure a straight cut. Areas of very broken core (pieces <1 centimetre) are sampled using spoons. In all cases, the right hand side of the core (looking down the hole) is sampled. After cutting, half the core is placed in a new plastic sample bag and half is placed back in the core box. Between each sample, the core saw and sampling areas are washed to ensure no contamination between samples. Field duplicate, blank and analytical standards are added into the sample sequence as they are being cut.

Sample numbers are written on the outside of the sample bags twice and the numbered tag from the ALS sample book is placed inside the bag with the half core. Sample bags are sealed using single plastic cable-ties. Sample numbers are checked against the numbers on the core box and the sample book.

Drill core samples collected by the Almaden are placed into plastic twine (rice) sacks, sealed using single plastic cable ties. ALS sends its own trucks to the Tuligtic Project to take custody of the samples at the Santa Maria core facility and transport them to its sample preparation facility in Guadalajara or Zacatecas, Mexico. Prepared sample pulps are then forwarded by ALS personnel to the ALS North Vancouver, British Columbia laboratory for analysis.

Drill core samples are subject to gold determination via a 50g AA finish FA fusion with a lower detection limit of 0.005ppm Au (5ppb) and upper limit of 10ppm Au (ALS method Au-AA24). A 50g prepared sample is fused with a flux mixture, inquarted with 6mg of gold-free silver and then cupelled to yield a precious metal bead. The bead is digested in 0.5ml dilute nitric acid and 0.5ml concentrated hydrochloric acid. The digested solution is cooled, diluted to a total volume of 4ml with de-mineralized water, and analyzed by atomic absorption spectroscopy against matrix-matched standards.

Over limit gold values (>10ppm Au) are subject to gravimetric analysis, whereby a 50g prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents in order to produce a lead button. The lead button containing the precious metals is cupelled to remove the lead. The remaining gold and silver bead is parted in dilute nitric acid, annealed and weighed as gold (ALS method Au-GRA22).

Silver, base metal and pathfinder elements for drill core samples have been analyzed by 33- element ICPAES, with a 4-acid digestion, a lower detection limit of 0.5ppm Ag and upper detection limit of 100ppm Ag (ALS method ME-ICP61). A 0.25g prepared sample is digested with perchloric, nitric, hydrofluoric and hydrochloric acids. The residue is topped up with dilute hydrochloric acid and the resulting solution is analyzed by ICP-AES (ALS method ME-ICP61). Four acid digestions are able to dissolve most minerals; however, depending on the sample matrix, not all elements are quantitatively extracted.

Over limit silver values (>100ppm Ag) have been subject to 4-acid digestion ICP-AES analysis with an upper limit of 1,500ppm Ag (ALS method ME-OG62). A prepared sample is digested with nitric, perchloric, hydrofluoric, and hydrochloric acids, and then evaporated to incipient dryness. Hydrochloric acid and de-ionized water is added for further digestion, and the sample is heated for an additional allotted time. The sample is cooled and transferred to a 100ml volumetric flask. The resulting solution is diluted to volume with de-ionized water, homogenized and the solution is analyzed by ICP-AES. Ultra-high grade silver values (>1,500ppm Ag) are subject to gravimetric analysis with an upper detection limit of 10,000ppm Ag (Ag-GRA22).

Drill Core Collected for Check Assays by QP

The collected drill core samples have been placed into sealed plastic bags and transported by Mr. Kristopher J. Raffle, P.Geo., to ALS North Vancouver, British Columbia laboratory for gold FA and ICP-MS analysis. The author of the Tuligtic PEA did not have control over the samples at all times during transport; however the author of the Tuligtic PEA has no reason to believe that the security of the samples has been compromised.

The samples are dried prior to preparation and then crushed to 10mesh (70% minimum pass) using a jaw crusher. The samples are then split using a riffle splitter, and sample splits are further crushed to pass 200mesh (85% minimum pass) using a ring mill pulverizer (ALS PREP-31 procedure).

Drill core samples collected by Kristopher J. Raffle, P.Geo., have been subject to gold determination via a 50 gram (g) AA finish FA fusion with a lower detection limit of 0.005ppm Au (5ppb) and upper limit of 10ppm Au (ALS method Au-AA24). A 50g prepared sample is fused with a flux mixture, inquarted with 6mg of gold-free silver and then cupelled to yield a precious metal bead. The bead is digested in 0.5mL dilute nitric acid and 0.5mL concentrated hydrochloric acid. The digested solution is cooled, diluted to a total volume of 4mL with de-mineralized water, and analyzed by atomic absorption spectroscopy against matrix-matched standards.

Silver, base metal and pathfinder elements for rock and soil samples are analyzed by 33-element inductively coupled plasma atomic emission spectroscopy (ICP-AES), with a 4-acid digestion. A 0.25g prepared sample is digested with perchloric, nitric, hydrofluoric and hydrochloric acids. The residue is topped up with dilute hydrochloric acid and the resulting solution is analyzed by ICP-AES. Following this analysis, the results are reviewed for high concentrations of bismuth, mercury, molybdenum, silver and tungsten and diluted accordingly. Samples meeting this criterion are then analyzed by inductively coupled plasma mass spectrometry (ICP-MS, ALS method ME-MS61). Results are corrected for spectral inter-element interferences. Four acid digestions are able to dissolve most minerals; however, depending on the sample matrix, not all elements are quantitatively extracted.

Over limit silver values (>100ppm Ag) are subject to 4-acid digestion, ICP-AES analysis with an upper limit of 1,500ppm Ag (ALS method ME-OG62). A prepared sample is digested with nitric, perchloric, hydrofluoric, and hydrochloric acids, and then evaporated to incipient dryness. Hydrochloric acid and de-ionized water is added for further digestion, and the sample is heated for an additional allotted time. The sample is cooled and transferred to a 100ml volumetric flask. The resulting solution is diluted to volume with de-ionized water, homogenized and the solution is analyzed by ICP-AES.

Quality Assurance / Quality Control Procedures

For the Tuligtic rock grab sample and soil geochemical programs, Almaden relies on external QA/QC measures employed by ALS. QA/QC measures at ALS include routine screen tests to verify crushing efficiency, sample preparation duplicates (every 50 samples), and analytical quality controls (blanks, standards, and duplicates). QC samples are inserted with each analytical run, with the minimum number of QC samples dependent on the rack size specific to the chosen analytical method. Results for quality control samples that fall beyond the established limits are automatically red-flagged for serious failures and yellow-flagged for borderline results. Every batch of samples is subject to a dual approval and review process, both by the individual analyst and the Department Manager, before final approval and certification. The author of the Tuligtic PEA has no reason to believe that there are any issues or problems with the preparation or analyzing procedures utilized by ALS.

Drill core samples are subject to Almaden’s internal QA/QC program that includes the insertion of analytical standard, blank and duplicate samples into the sample stream. A total of 15 QA/QC samples are present in every 100 samples sent to the laboratory.

QA/QC sample results are reviewed following receipt of each analytical batch. QA/QC samples falling outside established limits are flagged and subject to review and possibly re-analysis, along with the 10 preceding and succeeding samples (prior to August 7, 2012, a total of five samples preceding and five samples succeeding the reviewable QA/QC sample have been re-analyzed). Where the re-analyses fall within acceptable QA/QC limits the values are added to the drill core assay database. Summary results of Almaden’s internal QA/QC procedures are presented below.

In Mr. Raffle’s opinion, Almaden’s QA/QC procedures are reasonable for this type of deposit and the current level of exploration. A total of 12,873 QA/QC analytical standard and blank samples have been submitted for analysis. Based on the results of the QA/QC sampling summarized below, the analytical data is considered to be accurate; the analytical sampling is considered to be representative of the drill sample, and the analytical data to be free from contamination. The analytical data is suitable for inclusion into a mineral resource estimate.

Analytical Standards

A total of 17 different analytical standards have been used on the Tuligtic Project. Since November 13, 2012 and drillhole TU-12-221 (the end of the Maiden Resource Estimate cut-off), seven different analytical standards have been used and are the basis for the section herein. Please refer to the Tuligtic Technical Report for a detailed discussion of the previously used standards.

Each standard has an accepted gold and silver concentration as well as known “between laboratory” standard deviations, or expected variability, associated with each standard. The standards include seven multi-element gold-silver standards with accepted values ranging from 0.564 to 3.88g/t Au, and 14.4 to 103.0g/t Ag. One analytical standard for every 20 samples (5%) is inserted into the sample stream at the ‘05’, ‘25’, ‘45’, ‘65’ and ‘85’ positions.

Between 2010 and 2013 Almaden employed two separate criteria by which standards have been assigned “pass” or “reviewable” status.

Up to drillhole TU-12-130 a reviewable standard had been defined as any standard occurring within a reported mineralized interval returning greater than three standard deviations (3SD) above the accepted value for gold or silver. Beginning with drillhole TU-12-154, standards returning less than three standard deviations (3SD) below the accepted value for gold or silver have also been flagged for review. Failed standards occurring outside of reported mineralized intercepts have not been flagged as reviewable. Beginning with drillhole TU-12-131, a reviewable standard is now defined as any standard occurring anywhere in a drillhole returning >3SD above or below the accepted value for gold or silver. In addition, two standards analyzed consecutively returning values >2SD above or below the accepted value for the same element (gold or silver) are classified as reviewable.

All standard samples returning gold or silver values outside the established criteria are reviewed. A decision to conduct reanalysis of samples surrounding the reviewable standard is based on whether the standard returned a value above or below the accepted value (low, or slightly high >3SD values are allowed after data review) or if it occurred within a reported interval (>3SD values are allowed outside of reported intervals) Prior to August 7, 2012, when a reviewable standard has been recognized the five preceding and five succeeding samples, in addition to the standard have been subject to review and possibly re-analysis. After August 7, 2012 when a reviewable standard is recognized, the ten preceding and ten succeeding samples, in addition to the standard is subject to review and possibly re-analysis. The results of re-analysis are then compared to the original analysis. Provided that no significant systematic increase or decrease in gold and silver values is noted and the re-analyzed standard returned values within the expected limits, the QA/QC concern is considered resolved and the re-analyzed standard value and surrounding reanalyzed samples are added to the drillhole database.

A total of 6,438 analytical standards have been inserted into the sample stream of 109,570 assays for gold and silver for the 423 drillholes. Of the 6,438 standards, a total of 2,356 have been subject to review criteria in place up to drillhole TU-12-130. Of the remaining 4,082 samples subject to the current review criteria (TU-12-131 and later), 1,708 samples have been included in the maiden mineral resource estimate up to hole TU-12-221. QA/QC results with respect to the remaining 2,374 standards are reported herein (TU-12-222 and later).

Of the 2,374 QA/QC samples inserted into the sample stream since November 13, 2012, a total of 162 (6.8%) have been initially reviewable as a result of two consecutive standards returning >2SD from the accepted value, or a single standard returning >3SD from the accepted value for gold or silver. These standards have been re-analysed and all but four passed the repeat analysis. Of the four (4) re-analysis failures, one has been outside the reported mineralized interval, and the remaining three (3) assayed within the accepted value for Au but failed the accepted value for Ag. Of these three re-analysis failures, two have been consecutive standards that returned >2SD from the accepted Ag value and one re-assayed >3SD for the accepted Ag value.

Blanks

Local limestone gravel is used for coarse “blank” samples to monitor potential contamination during the sample preparation procedure. One blank for every 20 samples (5%) is inserted into the sample stream at the ‘10’, ‘30’, ‘50’, ‘70’, and ‘90’ positions. Blank samples returning values of greater than 50ppb Au and/or 5ppm Ag are flagged for review.

Prior to August 7, 2012, reviewable blank samples occurring outside a reported mineralized intercept have not been subject to re-analysis. In the event that a blank returned values above the accepted limits for gold or silver (prior to August 7, 2012), the blank and five samples on either side have been reanalyzed. To provide additional confidence, on August 7, 2012, Almaden increased the number of samples re-analyzed to ten samples on either side of the blank in question. The results of re-analysis are then compared to the original analysis. Provided that no significant systematic increase or decrease in gold and silver values is noted and the re-analyzed blank does not return values above the accepted limits; the QA/QC concern is considered resolved and the re-analyzed blank value and surrounding reanalyzed samples are added to the drillhole database.

Of the 2,374 blank samples analyzed since November 13, 2012, a total of nine blanks have returned assays greater than the accepted values of 50ppb Au and 5ppm Ag. Of these, eight blanks have returned greater than 50ppb Au, and seven blanks returned greater than 5ppm Ag. These blanks occurred within mineralized intervals, and as such have been re-assayed. When re-assayed, all blanks except one sample returned values below the accepted values for Au and Ag. The single remaining failed blank sample immediately follows a high grade sample that returned an assay of 5,310ppm Ag and in this case it is reasonable that a certain amount of carryover occurred.

Duplicates

Quartered-core duplicate samples are collected to assess the overall repeatability of individual analytical values. One core duplicate for every 20 samples (5%) is inserted into the sample stream at the ‘15’, ‘35’, ‘55’, ‘75’, and ‘95’ positions. A total of 2,369 quarter-core duplicates have been inserted into the sample stream beginning with drillhole TU-12-222.

As part of their internal QA/QC program, ALS completes routine re-analysis of prep (coarse reject) and pulp duplicates to monitor precision. ALS analyzed a total of 772 prep duplicates for gold, and 798 for silver. A total of 1,836 pulp duplicates have been analyzed for gold and 1,459 for silver.

Charts showing original versus duplicate quarter-core, prep, and pulp duplicate values for gold and silver show a significant and progressive increase in sample repeatability. Increased repeatability is expected as the level of duplicate sample homogenization increases from low (quarter-core) to moderate (prep) and high (pulp). The data indicates a high level of repeatability for both prep (coarse reject) and pulp duplicates. This is interpreted to indicate a low “nugget” effect with respect to Ixtaca gold and silver analyses. Excluding primary geologic heterogeneity (quarter-core), the data show a homogenous distribution of gold and silver values within Ixtaca drill core.

Independent Audit of Almaden Drillhole Database

Between August 23 and September 26, 2012 and subsequently January 2 and January 21, 2014 APEX personnel, under the direct supervision of Kristopher J. Raffle, P.Geo., conducted an independent audit of Almaden’s drillhole database. The audit included systematic checks of database values for drill collar coordinate, downhole survey, and drill core, analytical standard, duplicate, and blank sample assays against the original field survey files and laboratory certificates. In addition, APEX conducted a review of the Almaden QA/QC database, summary results of which is presented above.

Collar Coordinate and Downhole Survey Databases

A total of 22 diamond drillhole collar locations have been confirmed by Kristopher J. Raffle, P.Geo., following site visits to the Tuligtic Property on October 18, 2011, September 23, 2012 and November 20, 2013. The drill locations have been compared with the Almaden database used in the mineral resource estimate and are deemed to be accurate. In addition, Almaden has provided APEX with copies of all original down hole survey field records. Original field records for a total of 42 drillholes have been checked against database values used for the mineral resource estimate. No discrepancies have been found.

Drill Core Assay Database

A total of 109,570 drill core samples exist within the drill database (423 drillholes in total). The database audit consisted of checking 10,885 database gold and silver values against the original ALS analytical certificates. The audit specifically focused on assays within reported mineralized intercepts. No discrepancies have been identified between the original ALS analytical certificates and Almaden’s drillhole database values.

Mineral Resource Estimates

The Ixtaca Deposit is an epithermal gold-silver deposit, mostly hosted by veins in carbonate units (calcareous clastic rocks) and crosscutting pre-mineral altered dykes (“basement rocks”) with a minor component of disseminated mineralisation hosted in overlying volcanic rocks. Wireframes constraining mineralised domains were constructed based on geologic boundaries defined by mineralisation intensity and host rock type. Higher grade zones occur where there is a greater density of epithermal veining. These higher grade domains have good continuity and are cohesive in nature.

On January 31, 2013, Almaden announced a maiden resource on the Ixtaca zone. Since that time drilling has been focused on expanding and infilling the known resource base for the initial Tuligtic PEA (the “Initial PEA”) which utilised the NI 43-101 updated mineral resource estimate released January 22, 2014, performed by Gary Giroux, P.Eng., qualified person under the meaning of NI 43-101, and summarized below. The data available for the resource estimation consisted of 423 drill holes assayed for gold and silver. The estimate was constrained by three dimensional solids representing different lithologic and mineralized domains. Of the total drill holes 400 intersected the mineralized solids and were used to make the resource estimate. Capping was completed to reduce the effect of outliers within each domain. Uniform down hole three meter composites were produced for each domain and used to produce semi-variograms for each variable. Grades were interpolated into blocks 10 x 10 x 5 meters in dimension by ordinary kriging. Specific gravities were determined for each domain from drill core. Estimated blocks were classified as either measured, indicated or inferred based on drill hole density and grade continuity.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This section uses the terms “measured resources” and “indicated resources”. We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Ixtaca zone NI 43-101 Measured, Indicated and Inferred Mineral Resource Statement

MEASURED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	44,590,000	0.48	30.27	1.07	682,000	43,400,000	1,528,000
0.5	30,440,000	0.61	39.44	1.38	599,000	38,600,000	1,351,000
0.7	22,320,000	0.73	48.00	1.67	525,000	34,450,000	1,196,000
1.0	15,620,000	0.88	58.66	2.03	444,000	29,460,000	1,018,000
2.0	6,000,000	1.33	86.51	3.01	256,000	16,690,000	581,000
INDICATED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	109,150,000	0.38	20.76	0.79	1,344,000	72,850,000	2,762,000
0.5	62,610,000	0.52	28.88	1.08	1,049,000	58,140,000	2,182,000
0.7	39,520,000	0.65	37.09	1.37	828,000	47,130,000	1,746,000
1.0	23,850,000	0.81	47.06	1.73	624,000	36,090,000	1,327,000
2.0	5,910,000	1.39	72.81	2.81	265,000	13,830,000	534,000
INFERRED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	43,410,000	0.36	17.52	0.70	498,000	24,450,000	974,000
0.5	22,700,000	0.50	24.99	0.98	362,000	18,240,000	717,000
0.7	13,630,000	0.63	31.56	1.25	277,000	13,830,000	546,000
1.0	7,700,000	0.79	39.81	1.57	197,000	9,860,000	389,000
2.0	1,200,000	1.18	73.69	2.61	45,000	2,840,000	101,000

The Base Case 0.5 g/t AuEq Cut-Off is highlighted above. Also shown are the 0.3, 0.7, 1.0 and 2.0 g/t AuEq cut-off results. AuEq calculation based on three year trailing average prices of $1540/oz gold and $30/oz silver.

The mineral resource estimate may be materially affected by metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political and other relevant issues as more detailed work is performed on the project and it is developed.

Mining Operations, Exploration and Development

Preliminary Economic Assessment

On April 16, 2014, Almaden announced results in the Initial PEA on its 100% owned Ixtaca Deposit, Mexico. On September 3, 2014 Almaden reported an updated on the Initial PEA (the “Tuligtic PEA”) and filed the Tuligtic PEA, which significantly reduces initial capital. Initial capital is further reduced with an alternative “ramp-up” case that starts with a smaller 7,000 tonnes per day mill and ramps up to a 30,000 tonnes per day by Year 6. Both the Initial PEA and the Tuligtic PEA were prepared by Moose Mountain Technical Services and Knight Piésold Ltd. The conclusions and recommendations of both the Initial PEA and the Tuligtic PEA are that the Ixtaca Deposit may be economically viable and Almaden should proceed to a pre-feasibility study. Highlights of the Tuligtic PEA are summarized below (all values shown are in $US).

The Tuligtic PEA is preliminary in nature as it includes inferred mineral resources which are considered too  speculative geologically to have the economic considerations applied to them that would enable them to  be categorized as mineral reserves. There is no certainty that the Tuligtic PEA forecast will be realized or that any of the resources will ever be upgraded to reserves. Mineral resources that are not mineral reserves  do not have demonstrated economic viability.

The inputs and parameters for the Tuligtic PEA includes base case metal prices (US$1320/oz gold and US$21/oz silver). The ramp-up case uses higher processing costs for the lower throughput years. Highlights of the Tuligtic PEA are summarized below (all values shown are in US Dollars).

TULIGTIC PEA UPDATE HIGHLIGHTS:

Base Case (US$1320/oz gold and US$21/oz silver):

•	Pre-tax net present value of $842M at a 5% discount rate and internal rate of return of 37%;

•	After-tax (including new Mexican Mining Duties) net present value (5%) of $515M and internal rate of return of 28%;

•	Total mill feed of 125.3M tonnes and life of mine strip ratio of 1.7:1;

•	Mine life of 12 years with an average processing rate of 30,000 tonnes per day;

•	Average annual production of 130,000 ounces of gold and 7,788,000 ounces of silver;

•	Estimated pre-production capital of US$399M. Sustaining capital of US$110M;

•	After-Tax Payback of initial capital of 2.5 years.

Ramp-Up Case (US$1320/oz gold and US$21/oz silver):

•	Pre-tax net present value of $699M at a 5% discount rate and internal rate of return of 29%;

•	After-tax (including new Mexican Mining Duties) net present value (5%) of $427M and internal rate of return of 23%;

•	Total mill feed of 121M tonnes and life of mine strip ratio of 1.8:1;

•	Mine life of 15 years;

•	Average annual production of 103,000 ounces of gold and 6,148,000 ounces of silver;

•	Estimated pre-production capital of US$244M expansion capital of US$116M, and life-of mine sustaining capital of US$111M;

•	After-Tax Payback of initial capital of 4.5 years and after-tax payback of expansion capital in 0.4 years;

The Tuligtic PEA is based on the NI 43-101 updated resource estimate which was announced by Almaden on January 22, 2014.

Production and Processing

The Tuligtic Project is planned as an open pit mining operation using contractor mining. Contactor mining operating costs are assumed to be higher than expected owner-operated mining costs. Major mining equipment is comprised of 177-tonne capacity haul trucks with 27 cubic metre shovels. The estimated mining inventory is comprised of 218 million tonnes of rock and 125 million tonnes of mineralized material with an average mill feed grade of 0.430 grams per tonne gold and 25.71 grams per tonne silver. A total of 1.56 million ounces of gold and 93.5 million ounces of silver would be produced over the life of mine. The Tuligtic PEA base case includes a 30,000 tonne per day process plant to produce gold and silver doré on site. The process plant includes conventional crushing, grinding, gravity, flotation, concentrate leaching and Merrill-Crowe extraction process. Average process recoveries for gold and silver are expected to be 90% based on test work carried out at the Blue Coast Research Ltd laboratory in British Columbia, Canada under the supervision of Moose Mountain Technical Services. The following table summarizes the production and processing parameters:

Base Case Projected Production and Processing Summary

Total Mill Feed Material	125.3 Million tonnes
Processing Rate	30,000 tonnes per day
Life of Mine (LOM) Strip Ratio	1.7 : 1
	Gold	Silver
Average Mill Feed Grade	0.430 g/t	25.71 g/t
Average Process Recoveries	90%	90%
Average Annual Production LOM (ounces)	130,000	7,788,000
Total Production (ounces)	1,562,000	93,461,000

Capital and Operating Costs

The total estimated initial capital cost for the Tuligtic Project is US$399 million and the estimated total LOM operating costs are US$14.48 per tonne mill feed. The following tables summarize the cost components:

Base Case Initial Capital Costs (US$ Millions)

Site Infrastructure	US$20.4
TMF and Water Management	US$44.7
Pre-stripping	US$64.5
Mining Equipment	US$8.0
Process Plant, Doré Plant and Conveyor	US$194.5
Indirects, EPCM, Contingency and Owner’s Costs	US$67.4
Total	*US$399.4
*Numbers may not add due to rounding

Base Case Projected Operating Costs ($)

Contractor mining	US$1.81	US$/tonne mined
Contractor mining	US$3.89	US$/tonne milled
Stockpile re-handling	US$1.00	US$/tonne re-handled
Stockpile re-handling	US$0.34	US$/tonne milled
Processing	US$9.00	US$/tonne milled
Lower Throughput Processing	US$14.00	US$/tonne milled
Life of Mine G&A and GME	US$0.97	US$/tonne milled
Life of Mine TMF management and reclamation	US$0.28	US$/tonne milled

Economic Results and Sensitivities

A summary of financial outcomes comparing base case metal prices for both start-up scenarios to two alternative metal price situations are presented below. The three metal price scenarios match the maiden Tuligtic PEA scenarios. The maiden Tuligtic PEA base case prices were derived from a combination of spot prices in 2014 and current common peer usage. The Alternate Case prices represented the lowest sustained prices of the metals over the previous three years. The three year trailing average prices represented the upside potential should metal prices regain their previous strength.

Base Case Summary of Ixtaca Gold-Silver Economic Results and Sensitivities (US$ Million)

	Alternate Case*		Base Case		3 Year trailing Average
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Gold Price (US$/oz)		US$1200		US$1320		US$1530
Silver Price (US$/oz)		US$18		US$21		US$29
Net Cash Flow	US$889	US$558	US$1,334	US$852	US$2,334	US$1,496
Net Present Value (5% discount rate)	US$538	US$315	US$842	US$515	US$1,514	US$950
Net Present Value (8% discount rate)	US$395	US$216	US$640	US$378	US$1,179	US$727
Internal Rate of Return (%)	28.1%	20.8%	37.2%	28.3%	53.0%	41.4%
Payback (years)	2.7	3.0	2.3	2.5	1.7	2.0

*The lowest-grade stockpile material processed at the end of the mine life is below cut-off grade at the Alternate Case metal prices. In the Alternate Case this material is not processed and is counted as waste. This in turn shortens the mine life to 9 years (from 12)

Ramp-Up Case Summary of Ixtaca Gold-Silver Economic Results* and Sensitivities (US$ Million)

	Alternate Case**		Base Case		3 Year trailing Average
	Pre-Tax	After-Tax	Pre-Tax	After- Tax	Pre-Tax	After-Tax
Gold Price (US$/oz)		US$1200		US$1320		US$1530
Silver Price (US$/oz)		US$18		US$21		US$29
Net Cash Flow	US$792	US$494	US$1,231	US$779	US$2,218	US$1,415
Net Present Value (5% discount rate)	US$424	US$246	US$699	US$427	US$1,314	US$826
Net Present Value (8% discount rate)	US$284	US$151	US$497	US$294	US$972	US$603
Internal Rate of Return (%)	21.5%	16.7%	28.9%	23.2%	42.5%	34.8%
Initial Capital Payback (years)*	5.0	5.2	4.2	4.5	2.9	3.2
Expansion Capital Payback (years)	0.4	0.5	0.3	0.4	0.2	0.3

*Cash flows, net present value and internal rate of return numbers reflect the larger mill expansion capital being financed internally from production revenue. Payback is calculated without including the mill expansion capital in order for a relative understanding of the timing of revenue streams.

** The lowest-grade stockpile material processed at the end of the mine life is below cut-off grade at the Alternate Case metal prices. In the Alternate Case this material is not processed and is counted as waste. This in turn shortens the mine life to 13 years (from 15)

Next Engineering and Development Steps

Almaden has initiated work towards a pre-feasibility study. Apart from further metallurgical studies (underway), the work initiated includes geo-mechanical (field work completed) and geotechnical (underway) drilling, static geochemical test work (underway) to characterize rock chemistry and long lead time environmental and water monitoring. Other work underway currently includes environmental baseline monitoring such as flora and fauna studies, climate monitoring, water quality sampling and surface water hydrology monitoring. The Tuligtic PEA was filed on SEDAR www.sedar.com and EDGAR www.sec.gov on October 17, 2014.

Exploration Opportunities

The Ixtaca Deposit is one of several exploration targets on the wholly owned Tuligtic Property. The 20,200 hectare Tuligtic claim covers an area of high level epithermal clay alteration. The Tuligtic Project area is partially covered by volcanic ash deposits which mask underlying alteration, potential vein zones and associated soil responses. In areas devoid of this covering ash, soil sampling has defined several distinct zones of elevated gold and silver values and trace elements typically associated with epithermal vein systems. The Ixtaca zone is one of the largest areas of gold/silver soil response but it is also one of the areas with the least ash cover on the Tuligtic Project. Management believes that the other altered and geochemically anomalous areas could represent additional zones of underlying quartz-carbonate epithermal veining like the Ixtaca zone.

The potential quantity and grade of these exploration targets is conceptual in nature. There has been insufficient exploration and/or study to define these exploration targets as a mineral resource. It is uncertain if additional exploration will result in these exploration targets being delineated as a mineral resource. The potential quantity and grade of these exploration targets has not been used in the Tuligtic PEA.

Upcoming / Outlook

Almaden plans to continue the on-going development activities at the 100% owned Tuligtic Project and the Ixtaca Deposit. Work currently underway includes advanced engineering and environmental baseline studies to meet the requirements of a pre-feasibility study and the submittal of an environmental permit application and risk assessment to the Mexican regulatory agency responsible for mine permitting. To date Almaden has completed or initiated the following studies:

(a)	hydrologic studies including the drilling of water wells and installation of hydrologic equipment for baseline monitoring of subsurface water flow and quality on the Tuligtic Project site;

(b)	surface water quality and flow measurements;

(c)	geochemical characterization of rock materials;

(d)	condemnation drilling of areas where mine infrastructure is planned;

(e)	geotechnical drilling to confirm foundation, footing and subsurface material quality;

(f)	geomechanical drilling to confirm rock strength, hardness and pit slope parameters;

(g)	pre-feasibility study level metallurgical testwork;

(h)	flora and fauna studies; and

(i)	installation of a weather station.

All field work and testing programs are anticipated to be completed by middle of 2015, allowing for the completion of a pre-feasibility study and submittal of environmental permits in late 2015.

Non-Material Royalties

Mexican Royalties

The following table lists Mexican non-material royalties Almaden has transferred to Spinco.

Asset	Operator	Interest and %
Caballo Blanco – Veracruz State	Timmins Gold Corp.	2% NSR (Au)
Yago Project – Nayarit State	Alianza Minerals Ltd.	2% NSR (Au, Ag)
Erika Project – Guerrero State	Alianza Minerals Ltd.	2% NSR (Au, Ag)
San Pedro Project – Jalisco State	Alianza Minerals Ltd.	2% NSR (Au, Ag)
El Fuego Project – Oaxaca State	Gold Resource Corp.	2% NSR (Au, Ag)
Cerro Colorado Claim – Oaxaca State	Gold Resource Corp.	2% NSR (Au, Ag)
Tropico Project – Sinaloa State	Skeena Resources Ltd.	0.8% NSR (Cu, Pt, Pd, Au)
El Pulpo Project – Sinaloa State	Ross River Minerals Ltd.	2% NSR (Cu, Mo, Au)
La Bufa Project – Chihuahua State	Endeavour Silver Corp.	2% NSR (Au, Ag)
Mezquites Project – Nayarit State	Alianza Minerals Ltd.	2% NSR (Au, Ag)
Llano Grande – Jalisco State	Alianza Minerals Ltd.	2% NSR (Au, Ag)

Caballo Blanco
Spinco owns, indirectly through Gavilan, a 1.5% NSR royalty on the Caballo Blanco Project, which is 100% owned by Timmins Gold Corp. The Caballo Blanco Project is an advanced stage open pit, heap leach gold project located 65 kilometers Northwest of Veracruz, Mexico, and has easy access via paved roads, on-site power and clean water. The Caballo Blanco Project consists of two large areas of epithermal gold mineralization, the Northern Zone and the Highway Zone, contained within 13 mineral concessions covering over 54,000 hectares. Timmins Gold Corp reports a NI 43-101 resource on Caballo Blanco Project containing indicated resources of 28.9 million tonnes grading 0.62 g/t Au, and inferred resources of 24.0 million tonnes grading 0.54 g/t Au. The potential quantity and grade of these exploration targets are conceptual in nature. There has been insufficient exploration and/or study to define these exploration targets as a mineral resource. It is uncertain if additional exploration will result in these exploration targets being delineated as a mineral resource.

Timmins Gold Corp. acquired the Caballo Blanco Project from Goldgroup in late 2014. Since then, Timmins Gold Corp. continues to work towards advancing the Caballo Blanco Project and, in its management discussion and analysis for the three months ended March, 2015 and 2014, which has been filed on SEDAR, states that it has engaged with government authorities, community members and other stakeholders, initiated a thorough review and update of the current MIA, and commenced technical optimization studies. The 2015 budgeted cost for this advancement work is $0.5 million. Timmins Gold Corp. has also filed on SEDAR a preliminary economic assessment of the Caballo Blanco, which was based on a PEA prepared earlier on behalf of Goldgroup by an independent engineering company, and dated May 7, 2012.

Yago (2% NSR)
The Yago project is 100% owned by Alianza Minerals Ltd. (“Alianza”) (TSX-V: ANZ) and is located in Nayarit State, Mexico. The claims are located approximately 50 kilometers from the state capital Tepic and feature excellent infrastructure including paved highways and electrical transmission lines. The Yago project is prospective for epithermal style gold and silver deposits. Past work includes surface sampling, geophysics and drilling. As yet no resource has been defined.

Erika (2% NSR)
The Erika project is 100% owned by Alianza and is located in Guerrero State, Mexico. The claims are located approximately 47 kilometers from the town of Iguala and are road accessible. The Erika project is prospective for epithermal style gold and silver deposits. Past work includes surface sampling, geophysics and drilling. As yet no resource has been defined.

San Pedro (2% NSR)
The San Pedro project is 100% owned by Alianza and is located in Jalisco State, Mexico. It is accessed from Guadalajara (the capital city of Jalisco) 115 kilometers along a paved highway. The San Pedro project is prospective for epithermal style gold and silver deposits. Past work includes surface sampling, geophysics and drilling. As yet no resource has been defined.

El Fuego (2% NSR)
The El Fuego project is 100% owned by Gold Resource Corp. (NYSE MKT: GORO) and is located in Oaxaca State, Mexico and it is road accessible. The El Fuego project is located roughly 20 kilometers from Gold Resource’s operating Arista gold silver mine. The El Fuego project is prospective for epithermal style gold and silver deposits. Past work includes surface sampling, geophysics and drilling. As yet no resource has been defined.

Cerro Colorado (2% NSR)
The Cerro Colorado claim is 100% owned by Gold Resource and is located in Oaxaca State, Mexico. The claim forms part of Gold Resource’s El Chamizo project and is located roughly 20 kilometers from Gold Resource’s operating Arista gold silver mine. The Cerro Colorado project is prospective for epithermal style gold and silver deposits. Past work includes surface sampling, geophysics and drilling. As yet no resource has been defined.

Tropico (0.8% NSR)
The Tropico project is 100% owned by Skeena Resources Limited and covers an area prospective for a copper-platinum-palladium-gold deposit in ultramafic rocks. The Tropico project is located in Sinaloa State, Mexico and is crossed by two paved highways, two major powerlines, within 10 kilometers of the N-S coastal rail line, and 30 kilometers north of the deep water port of Mazatlan. Past work on the Tropico project area includes surface sampling, mapping, geophysics, trenching and drilling. As yet no resource has been defined.

El Pulpo (2% NSR)
The El Pulpo project is 100% owned by Ross River Minerals Ltd. and is located roughly 125 kilometers northeast of Mazatlan, Sinaloa. The El Pulpo project is road accessible and cover an area of porphyry copper-molybdenum alteration and mineralization that is also prospective for gold in quartz veins. Past work includes surface mapping, sampling, geophysics and drilling. As yet no resource has been defined.

La Bufa (2% NSR)
The La Bufa project is 100% owned by Endeavour Silver Corp. (TSX: EDR) and is located adjacent to Endeavour Silver Corp.'s existing exploration properties in the Guadalupe y Calvo gold-silver district, Chihuahua, Mexico. Past work includes surface sampling, mapping and drilling. The La Bufa claim covers 2,311 hectares and surrounds the El Rosario historic mine owned by Endeavour Silver Corp. and is in turn surrounded by additional Endeavour Silver Corp. properties totalling 54,872 hectares. As yet no resource has been defined on the La Bufa property.

Mezquites (2% NSR)
The road accessible Mezquites project is 100% owned by Alianza is located in Nayarit State, Mexico and covers an area hydrothermal alteration and epithermal veining prospective for gold and silver. Past work includes surface mapping, sampling and geophysics. As yet no resource has been defined.

Llano Grande (2% NSR)
The road accessible Llano Grande project is 100% owned by Alianza is located in Jalisco State, Mexico and covers an area hydrothermal alteration and epithermal veining prospective for gold and silver. Past work includes surface mapping and sampling. As yet no resource has been defined.

Canadian Royalties

The following table lists non-material Canadian royalties Almaden has transferred to Spinco.

Asset	Operator	Interest and %
Elk – British Columbia	Gold Mountain Mining Corp.	2% NSR (Au)
MOR Property – Yukon	Alianza Minerals Ltd.	2% NSR (volcanogenic massive sulphide style deposits)
Goz Creek Property - Yukon	Alianza Minerals Ltd.	2% NSR (Lower Cambrian carbonate rocks)
Tim Property - Yukon	Alianza Minerals Ltd.	2% NSR (Ag, Pb, Zn)
Prospector Mountain Property – Yukon	Alianza Minerals Ltd.	2% NSR (Cu, Ag)
Ram Gold Property – Yukon	River Ross Minerals	2% NSR (Au)
Prospect Valley Gold Property – British Columbia	Berkwood Resources Ltd.	2% NSR (Au, Ag)
Dill Property – British Columbia	Fjordland Exploration Inc.	2% NSR (Cu)

Elk (2% NSR)
Spinco owns a 2% NSR royalty on the Elk project, which is 100% owned by Gold Mountain and located near Merritt, B.C., within the Similkameen Mining District. The Elk project consists of 27 contiguous mineral claims and one mining lease covering 16,566 hectares.

Prospecting activities in the area date back to the early 1900s but detailed work in the area began in 1960s and 1970s by several companies who focused on copper and molybdenum. Fairfield Minerals investigated the area for gold in 1986. Approximately 51,500 ounces of gold were produced between 1992 and 1995 from a test pit and underground mining exploration. As reported in Gold Mountain’s News Release dated February 16, 2011, the Elk property has a measured and indicated resource of 301,000 ounces of gold and an inferred resource of 263,000 ounces of gold.

The Elk project has been the subject of a Preliminary Economic Assessment, dated December 10, 2010, and prepared by an independent engineering company, which validated ongoing work on the asset, as it demonstrated positive economics at the various input assumptions. Since that time, Gold Mountain has been pursuing bulk sampling activities in order to better understand the nature of the mineralization.

During 2013 Gold Mountain continued to advance the exploration program on the Elk project and sent a 500 dry short ton bulk sample to a gold milling facility in the United States for test processing. Gold Mountain completed a total of 13,902 meters of core drilling in 117 holes during the 2012 exploration program. The program was designed to upgrade the existing resource, especially in the area of the bulk sample pit area, and to test five other regional targets on the Elk property. Results of the 2012 exploration drilling were released early in 2013 and readers are referred to Gold Mountain’s April 16, 2013 and April 24, 2013 news releases. Late in the summer of 2012 Gold Mountain received regulatory permits for the extraction of a 10,000 tonne bulk sample and commenced this work immediately upon receiving the permits. Before the onset of winter conditions Gold Mountain trucked a bulk sample test to a third party gold milling facility to process. The vein material was crushed, sampled and was processed to gold bullion. The actual average settlement grade for the process material was 13.8 grams per tonne with a gold recovery rate of 97.99%.

The gold grade and tonnage from the final gold milling figures match to within 5% of both the mine site grade estimate of vein material extracted, and the polygonal resource grade estimated from diamond drill holes within the bulk sample pit. The results added a sufficient level of confidence in the modeling of the Elk Gold deposit to move forward with the bulk sample program in 2014.

The 2014 bulk-sample mining was completed by the end of September, with mineralized rock shipped to a nearby gold mine for processing, which was completed in November. The final headgrade assays were settled in December, with final payments being received in January 2015.

A total of 6,597 tonnes of mineralized material was shipped from the bulk sample pit with an average settlement grade of 16.7 grams per tonne gold. Gold recovery in the third-party mill averaged 96.9%, confirming the prior metallurgical testing. Total gold produced was 3,696 troy ounces; with 3,531 ounces coming from the new bulk sample and an additional 165 troy ounces of gold obtained from mineralized material left over from historic mining.

The bulk sampling process has provided additional information for the planning and optimization of the mining and process metallurgy as the Elk project moves another step closer towards a production decision. Mine planning and production cost projections are being analyzed based on the work performed to date.

According to Gold Mountain’s management discussion and analysis of financial condition and the results of operations for the year ended December 31, 2014, which has been filed on SEDAR, the results of the bulk sample are encouraging as it has provided data indicating the resource estimate underestimates the contained gold by approximately 43% at the 2g/t cut-off grade. A further analysis of the entire resource model will be performed based on the data collected during the bulk sample program. The key differences between the resource model and the bulk-sample test results were that the resource model predicted a higher volume of vein material at a much lower grade. The resource estimate tonnage was 2.75 times the tonnage mined but at a grade of 4.2 g/t Au, or only 43% of the gold that was extracted. The volume difference is due to the way in which the veins were geologically modelled and that the bulk-sample mining had less dilution than was incorporated into the resource model. The contained gold underestimate is also due, in part, to the deposit’s nugget effect, and is consistent with historical mining results.

The existing Bulk Sample Permit allows the extraction of 4,000 banked cubic meters of mineralized material. Currently, 2,440 cubic meters have been removed, leaving a permitted allowance of another 1560 cubic meters. An evaluation of the economics to mine mineralized material along strike between the old and new pits is being reviewed. In addition, baseline environmental studies were completed to bring the existing baseline environmental data into compliance with current regulatory requirements for the submission of an amendment to the existing small mines permit. Data has been collected up to the end of 2014. The bulk sample mining program will be utilized to update the ore and waste mining techniques and associated costing.

MOR (2% NSR)
The MOR property is owned by Alianza and is located 35 kilometers east of Teslin, Yukon, and 1.5 kilometers north of the paved, all weather Alaska Highway. A planned hydro-electric generating station is sited three kilometers southwest of the MOR property. The port of Skagway lies 295 kilometers southwest of the MOR property by road. The MOR property covers geology prospective for base and precious metal volcanogenic massive sulphide style deposits. The stratigraphy is believed to be part of the Yukon-Tanana-Terrane, having similarities to the Finlayson Lake District which hosts several significant VMS deposits including Wolverine and Kud Ze Kayah. Past work includes surface sampling, geophysics and drilling. As yet no resource has been defined.

Goz Creek (2% NSR)
The Goz Creek property is owned by Alianza and consists of 90 mineral claims located 180 kilometers northeast of Mayo, Yukon. The Goz Creek property covers an area of Lower Cambrian carbonate rocks that host Mississippi Valley Type mineralization.

Tim (2% NSR)
The Tim property is owned by Alianza and consists of mineral claims located 72 kilometers west of Watson Lake, Yukon and 12 kilometers northeast of the Silvertip deposit. The Tim property is accessible by road. The Tim property claims cover an area of anomalous silver-lead-zinc in soil geochemistry. Trenching in 1988 by Cordilleran Engineering uncovered silver, lead, zinc bearing iron and manganese oxides over widths of up to 30 m over a strike length of one kilometer. The Tim property has the potential to host a carbonate replacement - manto style deposit, similar in nature to the nearby Silvertip/Midway deposit, owned by JDS Engineering. As yet no resource has been defined.

Prospector Mountain (2% NSR)
The Prospector Mountain property is owned by Alianza and covers an area prospective for epithermal gold silver and porphyry copper gold mineralization the Prospector Mountain project is located 90 kilometers northwest of Carmacks, Yukon. Past work includes surface sampling, geophysics and drilling. As yet no resource has been defined.

Ram (2% NSR)
The Ram property is owned by Ross River Minerals and is located within the Tintina gold belt, approximately 75 kilometers south of Ross River in the Yukon. The Ram property consists of mineral claims covering an area prospective for gold and is road accessible. Past work includes surface sampling, geophysics and drilling. As yet no resource has been defined.

Prospect Valley (2% NSR)
The Prospect Valley property is 100% owned by Berkwood Resources Ltd. (TSX-V: BKR) and is road-accessible from Merritt, B.C. It is situated in the Spences Bridge Gold Belt. The Prospect Valley property covers an area prospective for controlled epithermal gold and silver deposits. Past work includes surface sampling, geophysics and diamond drilling. NI 43-101 mineral resource estimates were calculated on two of these gold prospects, the North Discovery Zone and South Discovery Zone. The North and South Discovery Zones host a combined inferred mineral resource estimated at 166,000 ounces gold grading 0.511 g/t gold in 10,077,000 metric tonnes above a cut-off grade of 0.30g/t gold. The zones remain open for expansion in all directions with a still open central target zone stretching over three kilometers in length. The potential quantity and grade of these exploration targets are conceptual in nature. There has been insufficient exploration and/or study to define these exploration targets as a mineral resource. It is uncertain if additional exploration will result in these exploration targets being delineated as a mineral resource. The Prospect Valley property is host to a number of other gold prospects not yet drilled. Mineralogical and alteration studies indicate potential for a high grade mineral system at depth.

Dill (2% NSR)
The Dill project is 100% owned by Fjordland Exploration Inc. (TSX-V: FEX) subject to Fjordland Exploration Inc. issuing 1,500,000 shares to Almaden upon completion of a N.I. 43-101 resource estimate. The 400-hectare, road-accessible Dill property is located 47 kilometres southeast of Merritt in southern B.C., approximately 45 kilometers north of the Copper Mountain mine, owned by Copper Mountain Mining Corp. The Dill property adjoins Fjordland Exploration Inc.’s Dillard property. In April, 2013, Fjordland Exploration Inc. signed agreements with Sumac Mines, a subsidiary of Sumitomo Metal Mining Co of Japan, on combined Dillard and Dill properties. Sumac may earn a 51% interest in the combined Dillard and Dill properties by making total expenditures of $3.5 million over three years.

US Royalties

The following table lists US royalties Almaden has transferred to Spinco.

Asset	Operator	Interest and %
BP Property – Nevada	Alianza Minerals Ltd.	2% NSR (Au)
Blackjack Springs Property – Nevada	Alianza Minerals Ltd.	2% NSR (Au)

BP (2% NSR)
The road-accessible BP property is 100% owned by Alianza and located on the Carlin Trend between the Rain Mine and the Bald Mountain Mine. The BP project is prospective for gold and feature Carlin-style pathfinder elements and geological settings believed to be supportive of this model. Past work includes surface mapping and sampling. As yet no resource has been defined.

Blackjack Springs (2% NSR)
The road-accessible BJS property is 100% owned by Alianza and located near Ely Nevada. The BJS project is prospective for gold and feature Carlin-style pathfinder elements and geological settings believed to be supportive of this model. Past work includes surface mapping and sampling. As yet no resource has been defined.

SELECTED PRO FORMA FINANCIAL INFORMATION

Spinco has not completed a financial year and has not yet conducted any business. The following is a summary of certain financial information on a pro forma basis for Spinco as at December 31, 2014 assuming completion of the Plan of Arrangement and should be read in conjunction with the Pro Forma Financial Statements of Spinco attached as Schedule “F” to this Information Circular.

	As at December 31, 2014
	Actual	Pro Forma As Adjusted (1)
Cash and cash equivalents	$100	$3,233,142
Marketable securities	0	853,123
Other current assets	0	654,313
Other assets	0	5,475,800
Total assets	$100	$10,216,378
Current liabilities	$0	$52,890
Shareholders’ equity	$100	$10,163,488
Total liabilities and shareholders’ equity	$100	$10,216,378

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

Background

Spinco is an exploration stage company engaged in the acquisition, exploration and development of mineral properties focused in Canada, the United States and Mexico with the aim of developing them to a stage where can be exploited at a profit or where joint ventures may be arranged whereby other companies provide funding for development and exploration.

Company Mission and Focus

Spinco is focused on exploration efforts in Mexico, United States and Canada, seeking to identify new projects through early stage grassroots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them. Through this means, Spinco endeavours to expose its shareholders to discovery and capital gain without as much funding and consequent share dilution as would be required if Spinco were to have developed all these projects without a partner. Spinco will advance projects further when they are considered of such merit that the risk/reward ratio favors this approach. If a property has been optioned out with unsatisfactory results but it is considered by Spinco to still have merit, Spinco may do more work to demonstrate further potential as was the case at Ixtaca.

Spinco’s intention going forward is to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects before seeking partners for them. In this way, Spinco expects to attract stronger partners for options and joint ventures. Because Spinco has the technical capability to conduct its own geological and geochemical surveys and owns its own geophysical and drilling equipment, it is in a position to quickly eliminate and absorb the cost of projects that fail to show promise after initial testing and expects to negotiate better deals for the few that deliver good results. In addition, Spinco will manage its interest in the 22 NSR royalties, the marketable securities and the Gold Inventory acquired from Almaden. Spinco’s future business is likely to include the acquisition, through staking activity or otherwise, of additional mineral assets and Spinco therefore anticipates that its directly held mineral property and royalty portfolio will evolve with the business.

Overall Performance

Below is a discussion of overall performance, results of operations, financial operations and cash flows. See also “Information Regarding Almadex Minerals Limited – Post Closing - Description of Business”.

Recent Developments

On October 21, 2014, Almaden announced its intention to reorganize its business by transferring the Transferred Assets to Spinco. Pursuant to the Plan of Arrangement, Almaden Shareholders will receive shares in Spinco in proportion to their shareholdings in Almaden.

On May 13, 2015, Almaden announced the results from the exploration and development program at the El Cobre Property.

Annual MD&A – Spinco

Selected Financial Data

As at date of incorporation April 10, 2015
Total revenue	$Nil
Net loss for the year	$Nil
Loss per share	$Nil
Total assets	$100
Total long term liabilities	$Nil

Results of Operations

Spinco was incorporated on April 10, 2015 under the laws of the Province of British Columbia as a wholly –owned subsidiary of Almaden Minerals Ltd.  Spinco has no activities since incorporation and thus the results of operations were deemed not meaningful for discussion purposes.

Annual Carve-Out MD&A

This MD&A of Almaden Carve-Out (“Carve-Out” or the “Entity”) has been prepared by management as of May 15, 2015 and should be read in conjunction with the audited carve-out combined financial statements and related notes thereto of the Entity for the year ended December 31, 2014 and 2013, which were prepared in accordance with IFRS.  All dollars figures are expressed in Canadian dollars unless otherwise stated.

This MD&A may contain forward-looking statements in respect of various matters including upcoming events.  The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Entity disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Description of Business

Carve-Out is an exploration stage entity that is engaged directly in the exploration and development of exploration and evaluation properties in Canada, US and Mexico.  The address of the Entity’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Entity is in the business of exploring and developing new mineral projects and has not yet determined whether these projects are economically recoverable mineral reserves.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Entity to obtain the necessary financing or participation of joint venture partners to complete development of the properties and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

Selected Financial Data

	Year ended December 31, 2014	Year ended December 31, 2013
Total revenue	$211,814	$187,541
Net loss for the year	$10,113,542	$3,867,243
Loss per share	$Nil	$Nil
Total assets	$1,740,478	$1,891,650
Total long term liabilities	$Nil	$Nil

Results of Operations

For the year ended December 31, 2014, the Entity recorded a net loss of $10,113,542 compared to a net loss of $3,867,243 for the year ended December 31, 2013.  The increase of $6,246,299 in net loss was primarily the result of an increase in impairment of investment in associate of $6,637,288 and an increase of impairment of exploration and evaluation assets of $2,570,663.

The Entity has no revenue from mining operations as it only conducts exploration and development work.  The revenue of $211,814 during the year ended December 31, 2014 consists of interest income, other income from office rental and contract drilling services provided to third parties.  Revenue of $187,541 during the year ended December 31, 2013 consisting of other income from office rental.  The increase in revenue of $24,273 from 2014 to 2013 relates to interest income earned from a returned reclamation deposit in Mexico.

During the year ended December 31, 2014, income on exploration and evaluation assets of $55,111 consists of a $41,660 reversal of a previous years’ accrual from a Canada Revenue Agency review of Almaden’s 2010 and 2011 British Columbia Mining Exploration Tax Credit (“BCMETC”) from various grassroots mineral projects in British Columbia, Canada and a refund of $13,450 from 2012 BCMETC application.  During December 31, 2013, loss on exploration and evaluation assets was the result of selling nine properties, obtaining a reduction in a royalty and accruing a reversal from a previous years’ recovery of exploration costs of $716,006.  Income (loss) on exploration and evaluation assets can vary year to year depending on the activities of the Entity.

General and administrative expenses were $420,387 for the year ended December 31, 2014 (December 31, 2013 - $498,427).  The primary decrease in general and administrative expenses was the result from lower professional fees paid for capital market advisory services and different levels of investor relations activities.  Some variances can also be attributed to common expenses that have been allocated on a pro-rata basis to the Entity based on the level of exploration and evaluation activities during the applicable years.

General exploration expenses of $97,101 were incurred in the year ended December 31, 2014 compared to $166,751 for the year ended December 31, 2013.  These expenditures vary according to management decisions on work to be done on any property.  Given the current market conditions less exploration work was completed to conserve capital and allow the Entity to focus on the Tuligtic project.

Significant non-cash items in the year ended December 31, 2014 compared to December 31, 2013 included impairment of investment in associate, impairment of exploration and evaluation assets, impairment of marketable securities, share based payments and loss on investment in associate.  During the year ended December 31, 2014, the impairment of investment in associate of $6,637,288 (2013 - $Nil) relates to a write down in its investment in Gold Mountain to fair value as the decline in value was considered significant and prolonged.  Impairment of exploration and evaluation assets of $2,570,663 in the year ended December 31, 2014 (2013 - $371,038) fluctuate period to period based on management’s evaluation of the carrying value of each exploration and evaluation asset held at that time.  Impairment of marketable securities of $405,903 in the year ended December 31, 2014 (2013 - $1,274,743) relates to significant or prolonged losses of equity securities held by the Entity.  Share based payments of $56,580 in the year ended December 31, 2014 (2013 - $38,195) are recognized on the grant of stock options in any period.  During the year ended December 31, 2014 the loss on investment in associate of $135,209 (2013 - $818,889) was the recognition of the equity losses in Gold Mountain.  The equity pick up can vary period to period based on the performance of Gold Mountain.

Liquidity and Capital Reserves

At the Effective Time, Spinco will have approximately $3.2M of cash on hand. Spinco will receive $3M in exchange for Spinco Shares, and $0.2M in connection with the remainder of the Transferred Assets.

In addition, the market value of the Entity’s inventory of gold bullion (1,597 ounces) at December 31, 2014 was $2,200,086 or $1,925,318 above book value as presented in the financial statements.  The Entity has no long-term debt.

Management believes that the Entity’s cash resources are sufficient to meet its working capital and mineral exploration requirements for its next fiscal year.  Management has a proven track record to be able to raise money even in a very challenging financial marketplace as evident in past private placements.

Related Party Transactions

Carve-Out had related party transactions with Almaden through a Management Services Agreement. Almaden provides administration, accounting and other office services (including the furnishing of rent, executive management, marketing support, technical oversight, and financial/corporate secretary duties) to Carve-Out on a cost-recovery basis.

Management services include Almaden members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the former Vice-President-Mining.  During the year ended December 31, 2014, the Entity incurred $125,563 (2013 - $107,895; 2012 - $233,599) of costs associated with the management of the Entity.  The cost allocation is on a pro-rata basis of exploration and evaluation activities of Almaden.  The cost allocation is applies to the director’s fees, salaries, consulting fees and share based compensation.

Financial Instruments

The fair values of the Entity’s cash and cash equivalent, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Entity’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)           Currency risk

The Entity’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Entity’s financial position, results of operations and cash flows.  The Entity is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Entity does not invest in foreign currency contracts to mitigate the risks.

As at December 31, 2014, the Entity is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$9,850	$145,767
Accounts receivable and prepaid expenses	-	-
Total assets	$9,850	$145,767

Trade and other payables	$-	-
Total liabilities	-	$-

Net assets	$9,850	$145,767

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Entity’s net income by $1,000

A 10% change in the Mexican peso relative to the Canadian dollar would change the Entity’s net income by $14,500.

(b)           Credit risk

The Entity’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates during the twelve months following the statement of financial position date.  The Entity’s excise tax consists primarily of sales tax due from the federal government of Canada.  The Entity is exposed to credit risks through its accounts receivable.

To mitigate exposure to credit risk on cash and cash equivalents, the Entity has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at December 31, 2014, the Entity’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

(c)           Liquidity risk

Liquidity risk is the risk that the Entity will not be able to meet its financial obligations as they fall due.  The Entity manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)           Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

A 1% change in the interest rate would change the Entity’s net income by $NIL.

(e)           Commodity price risk

The ability of the Entity to explore its exploration and evaluation assets and the future profitability of the Entity are directly related to the market price of gold and other precious metals.  The Entity has not hedged any of its potential future gold sales.  The Entity monitors gold prices to determine the appropriate course of action to be taken by the Entity.

A 1% change in the price of gold would affect the fair value of the Entity’s gold inventory by $22,000.

(f)	Classification of Financial instruments

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Entity’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$853,123	$-	$-	$853,123

Management of Capital

The Entity manages its common shares, stock options and warrants as capital.  The Entity’s objectives when managing capital are to safeguard the Entity’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Entity manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Entity may attempt to issue new shares and, acquire or dispose of assets.  In order to maximize ongoing exploration efforts, the Entity does not pay out dividends.  The Entity’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Entity expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

Critical Accounting Estimates

The preparation of these carve-out combined financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The carve-out combined financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the carve-out combined financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

(a)
The assessment that the Entity has significant influence over the investment in Gold Mountain Mining Corporation (Carve-out Combined Financial Statements Note 8) which results in the use of the equity accounting method for accounting for this investment.  In making their judgement, management considered its percentage ownership, the composition of the Board of Directors of Gold Mountain, the common directors and management between Gold Mountain and the Entity and the intercompany transactions and relationship with Gold Mountain and concluded that significant influence exists.

(b)
The analysis of the functional currency for each subsidiary entity of Carve-Out.  In concluding that the Canadian dollar is the functional currency of Carve-Out companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Entity operates.  As no single currency was clearly dominant the Entity also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

Estimates

(a)	the recoverability of accounts receivable which is included in the carve-out combined statements of financial position;

(b)	the carrying value of the marketable securities and the recoverability of the carrying value which are included in the carve-out combined statements of financial position;

(c)
the carrying value of investments, and the estimated annual gains or losses recorded on investments from income and dilution, and the recoverability of the carrying value which are included in the carve-out combined statements of financial position;

(d)
the estimated useful lives of property, plant and equipment which are included in the carve-out combined statements of financial position and the related depreciation included in the carve-out combined statements of comprehensive loss;

(e)	the estimated value of the exploration and development costs which are recorded in the carve-out combined statements of financial position;

(f)	the inputs used in accounting for share option expense in the carve-out combined statements of comprehensive loss;

(g)
the provision for income taxes which is included in the carve-out combined statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the carve-out combined statements of financial position at December 31, 2014;

(h)	the inputs used in determining the various commitments and contingencies accrued in the carve-out combined statement of financial position;

(i)	the assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable;

(j)	the estimated fair value of contingent share payments receivable in the event that Gold Mountain achieves some or all of the specified resource and production levels described in Note 9(a); and

(k)	the estimated fair value of contingent share payments receivable in the event that Goldgroup Mining Inc. achieves some or all of the specified resource and production levels described in Note 9(b).

Application of new and revised accounting standards effective January 1, 2014

The Entity has evaluated the following new and revised IFRS standards and has determined there to be no material impact on the consolidated financial statements upon adoption:

(a)	IFRIC 21 – Levies;

(b)	amendments to IAS 32 - Financial Instruments: Presentation;

(c)	amended standard IFRS 2 Share-based Payment - The amendment to IFRS 2 redefines the definition of “vesting condition”;

(d)
amended standard IFRS 3 Business Combinations - The amendment to IFRS 3 provides further clarification on the accounting treatment for contingent consideration, and provides a scope exception for joint ventures;

(e)
amended standard IFRS 8 Operating Segments - The amendments to IFRS 8 provides further clarification on the disclosure required for the aggregation of segments and the reconciliation of segment assets;

(f)	amended standard IFRS 13 Fair Value Measurement - The amendment to IFRS 13 provides further details on the scope of the portfolio exception;

(g)	amended standard IAS 16 Property, Plant and Equipment - The amendment to IAS 16 deals with the proportionate restatement of accumulated depreciation on revaluation;

(h)	amended standard IAS 24 Related Party Disclosures - The amendment to IAS 24 deals with the disclosure required for management entities; and

(i)	amended standard IAS 38 Intangible Assets - The amendment to IAS 38 deals with the proportionate restatement of accumulated depreciation on revaluation.

Future accounting standards

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) but not yet effective as at December 31, 2014.  The Entity intends to adopt these standards and interpretations when they become effective.  The Entity does not expect these standards to have an impact on its consolidated financial statements. Pronouncements that are not applicable to the Entity have been excluded from those described below.

The following are the accounting standards issued but not yet effective, as of January 1, 2015.

(a)	Effective for annual periods beginning on or after January 1, 2015:

Amended standard IFRS 7 Financial Instruments: Disclosures - The amendments to IFRS 7 outline the disclosures required when initially applying IFRS 9 Financial Instruments.

(b)	Effective for annual periods beginning on or after January 1, 2018:

New standard IFRS 15 Revenue from Contracts with Customers - IFRS 15 provides guidance on how and when revenue from contracts with customers is to be recognized, along with new disclosure requirements in order to provide financial statement users with more informative and relevant information.

(c)	Effective for annual periods beginning on or after January 1, 2018:

New standard IFRS 9 Financial Instruments - Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement.  The mandatory effective date has been removed from the standard and will only be replaced when all sections of the standard have been completed.

The Entity has not early adopted these new and amended standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of Spinco consists of an unlimited number of common shares without par value, of which 100 Spinco Shares are issued and outstanding as of the date of this Information Circular.  Immediately prior to the Effective Time, Almaden will own all of the outstanding Spinco Shares.

Assuming an issued capital of 73,148,321 Almaden Shares immediately prior to the completion of the Plan of Arrangement, there will be approximately 43,888,993 Spinco Shares issued and outstanding upon completion of the Plan of Arrangement.

Based on this assumption, there will also be Spinco Replacement Options and Spinco Replacement Warrants outstanding upon completion of the Plan of Arrangement exercisable to purchase 3,747,000 and 5,016,456 Spinco Shares, respectively.

Spinco Shareholders are entitled to one vote for each Spinco Share held on all matters to be voted on by Spinco Shareholders. Spinco Shareholders are entitled to receive such dividends as may be declared by the directors of Spinco out of funds legally available for that purpose. Each Spinco Share is equal to every other Spinco Share and all Spinco Shares participate equally on liquidation or distribution of assets. There are no pre-emptive, redemption, purchase or conversion rights attached to the Spinco Shares.

DIVIDENDS

Spinco has not, since the date of incorporation, declared or paid any dividends on Spinco Shares, and Spinco does not currently have a policy with respect to the payment of dividends

CONSOLIDATED CAPITALIZATION

The following table sets forth our cash and cash equivalents, and consolidated capitalization, as at the date of this Information Circular. The following table should be read in conjunction with the annual consolidated financial statements of Spinco and the Pro Forma Financial Statements, including the notes thereto, contained elsewhere in this Information Circular.

The pro forma fully diluted share capital of Spinco, upon completion of the Arrangement is also set out below.

	As at December 31, 2014
	Actual	Pro Forma As Adjusted
Shareholders’ equity
Common Shares	100	18,806,990
Accumulated other comprehensive loss	-	-
Deficit	-	(8,643,502)
Total shareholders’ equity	$100	$10,163,488
Total capitalization	$100	$10,216,378

OPTIONS TO PURCHASE SECURITIES

Outstanding Options

As at the date of this Information Circular there are no stock options of Spinco outstanding. The following table shows the number of Spinco Replacement Options that are anticipated to be outstanding upon completion of the Arrangement.

Group	Securities Under Options Granted (#)	Exercise or Base Price of original Almaden Options ($/Security) (2)	Market Value of Securities Underlying Spinco Options on the Date of Grant ($/Security) (2)	Expiration Date
Directors and officers of Spinco(1)	2,766,000	-	-	June 21, 2015 – January 2, 2019
Employees and consultants of Spinco and Spinco’s subsidiaries	654,000	-	-	August 27, 2015 – April 4, 2018
Directors, executive officers, employees and consultants of Almaden	300,000	-	-	November 22, 2015 – January 2, 2019

Notes:
(1)      Spinco Replacement Options will be granted to 7 directors and 2 officers of Spinco.
(2)      The exercise price of original Almaden Options and the market value of securities underlying Spinco Options will be calculated as described below.

Approximately 3,747,000 Spinco Replacement Options will be issued on the Effective Date to holders of Almaden Options pursuant to the Plan of Arrangement. Each Spinco Replacement Option will have an exercise price equal to the product obtained by multiplying: (a) the quotient obtained by dividing the exercise price of the Almaden Option by 0.6, by (b) the quotient obtained by dividing the product of 0.6 multiplied by the 5 Day VWAP of a Spinco Share for the period beginning immediately after the conclusion of the Spinco Arrangement by the aggregate of the 5 Day VWAP of a New Almaden Share and the product of 0.6 multiplied by the 5 Day VWAP of a Spinco Share for that period, rounded to the nearest whole cent.

Stock Option Plan

The Spinco Option Plan was approved by the Spinco Board on May 14, 2015. It is substantially similar to the Almaden Option Plan. Under the Spinco Option Plan, options are authorized to be granted to a maximum of 10% of the issued and outstanding Spinco Shares at the time of the grant.

Under the Spinco Option Plan, eligible participants include:

(a)	an employee, senior officer or director of Spinco or any related company;

(b)	a consultant;

(c)	an issuer, all the voting securities of which are held by persons described in (a) and (b); and

(d)	a management company employee.

A maximum of 4,388,909 Spinco Shares will be issuable under the Spinco Option Plan being 10% of the expected issued and outstanding Spinco Shares as of the Effective Date.  A total of 3,720,000 Spinco Replacement Options are expected to be issued under the Spinco Option Plan on the Effective Date pursuant to the Plan of Arrangement. There are, therefore, 3,720,000 Spinco Shares issuable through options available for grant under the Spinco Option Plan, representing 8.48% of the issued and outstanding Spinco Shares as of the Effective Date.

There is no maximum percentage of Spinco Shares which may be issued to insiders of Spinco. The Spinco Option Plan contains provisions that limit the number of shares reserved for any one consultant or person providing investor relations activities to 2% of the issued shares of Spinco in any 12 month period.  This limitation, as it relates to persons providing investor relations activities, applies only if the shares of Spinco are listed in Canada only on the TSX-V.

The exercise price for options to acquire Spinco Shares granted pursuant to the Spinco Option Plan (“Spinco Options”) is to be the price per Spinco Share specified in the Spinco Option Plan which cannot be less that the market price (the “Market Price”). Market Price means the volume weighted average price (“VWAP”) on the TSX-V, or another stock exchange where the majority of the trading volume and value of the listed securities occurs, for the five trading days immediately preceding the date of the grant of the option.  VWAP is calculated by dividing the total value by the total volume of securities traded for the relevant period.  The five day VWAP may not accurately reflect the securities’ current Market Price and TSX-V may adjust the VWAP based on relevant factors including liquidity, trading activity immediately before, during or immediately after the relevant period or any material events, changes or announcements occurring immediately before, during or immediately after the relevant period.

The Spinco Option Plan contains the following provision as to stock appreciation rights. An Eligible participant to whom a Spinco Option has been granted (“Eligible Spinco Optionee”) may, rather than exercise any Spinco Option to which the Eligible Spinco Optionee is then entitled pursuant to the Spinco Option Plan, elect to terminate such Spinco Option, in whole or in part, and, in lieu of purchasing the Spinco Shares to which the Spinco Option, or part thereof, so terminated relates (the “Optioned Spinco Shares”), elect to exercise the right to receive that number of Spinco Shares, disregarding fractions, which, when multiplied by the VWAP have a value equal to the product of the number of Optioned Spinco Shares to which the Spinco Option, or part thereof, so terminated relates, multiplied by the difference between the Market Price determined as of the day immediately preceding the date of termination of such Spinco Option, or part thereof, and the exercise price per share of the Optioned Spinco Shares to which the Spinco Option, or part thereof, so terminated relates, less any amount (which amount may be withheld in Optioned Spinco Shares) required to be withheld on account of income taxes, which withheld income taxes will be remitted by Spinco.  VWAP shall be calculated for five consecutive trading days before such date on the TSX-V.

Spinco Options granted to consultants performing investor relations activities vest over a 12 month period with no more than 25% of such options so granted vesting in any three month period.  The term of any Spinco Option granted under the Spinco Option Plan will generally expire five years following the date of grant period.

Spinco Options will terminate on the earliest of the following:

(a)	Termination Date – The termination date specified for such Spinco Option in the Spinco Option Plan;

(b)
Death of Spinco Optionee – If the employment of a Spinco Optionee as an employee of, or the services of a consultant providing services to, Spinco or any related company, or the employment of a Spinco Optionee as a management company employee, or the position of the Spinco Optionee as a director or senior officer of Spinco or any related company, terminates as a result of such Spinco Optionee’s death, any Spinco Options held by such Spinco Optionee shall pass to the qualified successor of the Spinco Optionee and shall be exercisable by such qualified successor until the earlier of a period of twelve months following the date of such death and the expiry of the term of the Spinco Option;

(c)
Cessation of Employment – Upon a Spinco Optionee’s employment with Spinco being terminated for cause, any option not exercised terminates immediately.  If a Spinco Optionee is a director and is removed from office, any option not exercised terminates immediately. If a Spinco Optionee becomes permanently disabled, any option may be exercised for a period of six months after the date of permanent disability.  If a Spinco Optionee’s employment, office, term as a director, or service provider relationship is ended or expires other than by termination for cause, such option may be exercised for a period of thirty days after such ending;

(d)
Amalgamation – In the event of Spinco proposing to amalgamate, merge or consolidate with or into any other company (other than with a wholly owned subsidiary of Spinco) or to liquidate, dissolve or wind up, or in the event an offer to purchase the Spinco Shares or any part thereof shall be made to all the holders of Spinco Shares, Spinco shall have the right, upon written notice to each Spinco Optionee holding options under the Spinco Option Plan, to permit the exercise of all such options within the 30 day period next following the date of such notice and to determine that upon expiration of such 30 day period that all rights of the Spinco Optionees to such options or to exercise same (to the extent not theretofore exercised) shall terminate and to have no force and effect; and

(e)	Sale, Transfer, Assignment or Hypothecation – The date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Spinco Option.

Spinco Options granted under the Spinco Option Plan are generally not assignable or transferable.

The Spinco Option Plan provides that, subject to the approval of the TSX-V, if required, and the terms of the Spinco Option Plan, the Spinco Board may terminate, suspend or discontinue the Spinco Option Plan at any time or amend or revise the terms of the Spinco Option Plan.

Notwithstanding the generality of the foregoing, the power of the Spinco Board to amend the Spinco Option Plan is limited to the following:

(a)	amendments of a “housekeeping” nature;

(b)	a change to the vesting provisions of a security;

(c)	a change to the termination provisions of a security of the Spinco Option Plan which does not entail an extension beyond the original expiry date; and

(d)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Spinco Option Plan reserve.

Because the Spinco Option Plan is silent in respect thereof, shareholder approval is required for any other amendment or revision to the terms of the Spinco Option Plan and nothing in the Spinco Option Plan shall be construed as authorizing the directors to make amendments to the Spinco Option Plan without Spinco Shareholder approval to effect:

(a)
any amendment to the number of securities issuable under the Spinco Option Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by security holders will not require an additional security holder approval;

(b)	any change to eligible participants which would have the potential of broadening or increasing insider participation;

(c)	the addition of any form of financial assistance;

(d)	any amendment to a financial assistance provision which is more favourable to participants;

(e)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Spinco Option Plan reserve; and

(f)	the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer.

PRIOR SALES

The following table summarizes the sales of Spinco Shares within the 12 months prior to the date of this Information Circular. On the Effective Date, it is expected that a total of 43,888,992 Spinco Shares will become outstanding pursuant to the Plan of Arrangement.

Date	Number of Spinco Shares	Proceeds	Value per Spinco Share
April 10, 2015	100	$100	$1

MARKET FOR SECURITIES

Currently, there is no market for Spinco Shares. It is a condition precedent to the completion of the Plan of Arrangement that Spinco Shares be conditionally approved for listing by the TSX-V. Spinco has applied to list the Spinco Shares on the TSX-V. Listing will be subject to the Spinco fulfilling all the listing requirements of the TSX-V. Spinco does not have any of its securities listed or quoted, and has not applied to list or quote any of its securities, on a U.S. marketplace.

PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of this Information Circular, to the knowledge of Spinco’s directors and executive officers, no person will beneficially own, directly or indirectly, or exercise control or direction over, Spinco Shares carrying 10% or more of the voting rights attaching to all issued and outstanding Spinco Shares, following completion of the Plan of Arrangement.

DIRECTORS AND OFFICERS

Information respecting the Spinco directors and officers is provided below. The directors of Spinco will hold office until the next annual meeting or until their successor is elected or appointed.

The names and location of residence, offices held and principal occupations during the past five years of the directors and executive officers of Spinco, upon completion of the Plan of Arrangement, are as follows:

Name and Residence	Principal Occupation During Past Five Years	Director Since	Number of Spinco Shares Held (upon completion of Plan of Arrangement)
DUANE POLIQUIN (3) British Columbia, Canada Chairman and Director	Registered Professional Geological Engineer; Chairman and Director of Almaden; Director of Gold Mountain Mining Corporation	April 10, 2015	1,546,642

MORGAN POLIQUIN (2) British Columbia, Canada President, Chief Executive Officer and Director	Registered Professional Geological Engineer; President, Director and CEO of Almaden; Director of Gold Mountain Mining Corporation	April 10, 2015	671,188

DOUGLAS MCDONALD (1) British Columbia, Canada Vice President, Corporate Development and Director	Vice President, Corporate Development of Almaden; previously Vice President, Investment Banking at Salman Partners Inc.	May 14, 2015	20,700

JOHN (JACK) McCLEARY (1) (3) Alberta, Canada Director	Registered Professional Geologist	May 14, 2015	174,330

LARRY SEGERSTROM British Columbia, Canada Director	President of Metallum Exploration Ltd.; President and CEO of by BYG Ventures Ltd. (2012-2013)	May 14, 2015

MARK T. BROWN (1) (2) British Columbia, Canada Director	President and Director of Pacific Opportunity Capital Ltd.	May 14, 2015	18,000

WILLIAM J. WORRALL (2) (3) British Columbia, Canada Director	Barrister and Solicitor; Principal of William J. Worrall, Q.C. Law Corp., a member of Lexas Law Group, an Association of Law Corporations, until his retirement on December 31, 2012.	May 14, 2015	7,500

KORM TRIEU British Columbia, Canada CFO	CFO of Almaden	May 14, 2015	4,500

Notes:
(1)      Member of the Spinco Audit Committee
(2)	Member of the Spinco Nomination and Corporate Governance Committee
(3)	Member of the Spinco Compensation Committee.

Upon the completion of the Plan of Arrangement, the directors and officers as a group will beneficially own, directly or indirectly, or exercise control or direction over an aggregate of approximately 2,440,860 Spinco Shares representing approximately 5.56% of the issued Spinco Shares.

Cease Trade Orders, Bankruptcies or Sanctions

No current director or executive officer of Spinco is, as at the date hereof, or was within 10 years before the date hereof, a director, CEO or CFO of any company (including Spinco) that (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (a “Cease Trade Order”) that was issued while the director or executive officer was acting in the capacity as director, CEO or CFO of such issuer, or (b) was subject to a Cease Trade Order that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

No current director or executive officer of Spinco, nor any Spinco Shareholder holding a sufficient number of Spinco securities to affect materially the control of Spinco (a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including Spinco) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder, except as follows:

Larry Segerstrom filed for Chapter 7 bankruptcy protection with the United States Bankruptcy Court, District of Arizona on January 13, 2015. A discharge of debtor was ordered on April 28, 2015 by a U.S. bankruptcy judge.

There are no known existing or potential conflicts of interest between Spinco and any of its directors, executive officers, or other members of management, as a result of such individual’s outside business interests at the date hereof.

EXECUTIVE COMPENSATION

Compensation of Directors and Executive Officers

For the period from Spinco’s incorporation of the date of this Information Circular, no compensation was paid to any of the officers or directors of Spinco. Spinco’s executive officers will not receive salaried compensation. Instead, executive management services will be provided to Spinco by Almaden pursuant to an Administrative Services Agreement. See “Material Agreements”.

Non-executive directors’ of Spinco do not currently receive any directors’ fees and are not expected to receive any directors’ fees in Spinco’s first year following the Effective Date. The distribution of non-executive directors’ fees will be reviewed annually by the Spinco Board. The Spinco Board, upon its review, may elect to distribute non-executive directors’ fees in accordance with industry standards.

Each director will be entitled to participate in any security-based compensation arrangement or other plan adopted by Spinco from time to time with the approval of the Spinco Board. The directors will be reimbursed for expenses incurred on Spinco’s behalf.

The Spinco Compensation Committee will periodically review the adequacy and form of the compensation of directors and executive officers and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director and executive officer, and to report and make recommendations to the Spinco Board accordingly. See “Audit Committee and Corporate Governance – Compensation Committee”.

Option-Based Awards

The Spinco Option Plan will be administered by the Compensation Committee of the Spinco Board, which will designate, in each year, the recipients of Spinco Options and the terms and conditions of each grant, in each case in accordance with applicable securities laws and stock exchange requirements. The options and shares available to be issued under Spinco’s Stock Option Plan will be used to retain and motivate current directors, officers, employees, consultants and attract new directors, officers, employees and consultants.

The Spinco Option Plan will be a rolling stock option plan, and will be substantively similar to the Almaden Option Plan (as described above). Under the Spinco Option Plan, options are authorized to be granted to the maximum of 10% of the issued and outstanding Spinco Shares at the time of the grant. Spinco will have no other equity compensation plans that are not previously approved by Spinco Shareholders.

Pursuant to TSX-V rules, upon the Spinco Shares being listed on the TSX-V, the Spinco Option Plan must be approved annually at the Spinco annual general meeting.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness owing to Spinco from any of its executive officers or directors or any former director or executive officer or any subsidiary of Spinco or any associate of such person, including indebtedness that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Spinco or a subsidiary of Spinco.

AUDIT COMMITTEE AND CORPORATE GOVERNANCE

The Spinco Board

The Spinco Board is currently comprised of 7 directors. Messrs. McCleary, Segerstrom, Worrall, and Brown are considered to be “independent” directors for the purposes of NI 58-101. Messrs. D. Poliquin, M. Poliquin, and D. McDonald are not independent as they are executive officers of Spinco. As such, a majority (4 of 7) of the directors are independent.

Certain of our directors are directors of other reporting issuers (or the equivalent) in Canada or foreign jurisdictions, as set out below.

Director	Name of Issuer(s)
Duane Poliquin	Gold Mountain Mining Corporation, Almaden Minerals Ltd.
Morgan Poliquin	Gold Mountain Mining Corporation, Almaden Minerals Ltd.
John (Jack) McCleary	Almaden Minerals Ltd.
William Worrall	Almaden Minerals Ltd.
Mark. T Brown	Pacific Opportunity Capital Ltd., Alianza Minerals Ltd., Almaden Minerals Ltd., Avrupa Minerals Ltd., Big Sky Petroleum Corp., Galileo Petroleum Ltd., Strategem Capital Corp., Sutter Gold Mining Inc.
Larry Segerstrom	Cerro Mining Corp., Portex Minerals Inc., Cougar Minerals Inc., Gainey Capital Corp.

Spinco’s independent directors are not expected to hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. In order to facilitate open and candid discussion among independent directors, from time to time as circumstances dictate, the non-independent directors and any representatives of management in attendance at meetings of the Spinco Board are expected to be excused.

The Spinco Board is of the view that appropriate structures and procedures are in place to allow the Spinco Board to function independently of management while continuing to provide Spinco with the benefit of having a chairman with extensive experience and knowledge of Spinco’s business.

Mandate of the Spinco Board

The mandate of the Spinco Board is to supervise the management of the business of the affairs of Spinco and to act with a view to the best interests of Spinco. In fulfilling its mandate, the Spinco Board, among other matters, is responsible for:

(a)	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan, taking into account the risk and opportunities of Spinco’s business;

(b)	identifying the principal risks of Spinco’s business and implementing appropriate systems to manage such risks;

(c)
satisfying itself, to the extent reasonably feasible, of the integrity of the CEO and other executive officers (if any) and ensuring that all such officers create a culture of integrity throughout Spinco and developing programs of succession planning (including appointing, training and monitoring senior management);

(d)
creating Spinco’s internal control and management information systems and creating appropriate policies for matters including communications, securities trading, privacy, audit, whistleblowing and codes of ethical conduct;

(e)	managing its affairs including selecting its chair, nomination of candidates for election to the Spinco Board, constituting committees of the Spinco Board and determining director compensation; and

(f)	engaging any necessary internal and/or external advisors.

Position Descriptions

The Spinco Board has approved written position descriptions for Spinco’s chairman of the Board and Spinco’s CEO and CFO.

Orientation and Continuing Education and Nomination of Directors

The Spinco Board has appointed the Spinco Nomination and Corporate Governance Committee comprised of independent directors. The mandate of this committee includes the following duties and responsibilities:

(a)
recommend to the Spinco Board written mandates or terms of reference for the Spinco Board and for each of the committees of the Spinco Board, and a Code of Ethics for all directors, officers and employees of Spinco;

(b)	review the composition and size of the Spinco Board and its committee structure and make recommendations to the Spinco Board for changes;

(c)	recruit new directors, develop lists of candidates, interview and recommend new directors to the Spinco Board; and

(d)	recommend to the Spinco Board an orientation and education program for new directors.

Ethical Business Conduct

The Spinco Board responsibilities are governed by the BCBCA, the articles of Spinco, the mandate of the Spinco Board and the various codes of conduct adopted by the Spinco Board. The Spinco Board has adopted a CODE, a COBE applicable to all employees, officers and consultants of Spinco, a STP relating to trading and confidentiality obligations of employees, officers and directors of Spinco, and a WP. In addition the CEO and CFO of Spinco specifically acknowledge the obligation to adhere to and advocate the establishment of standards reasonably necessary to deter wrongdoing and to promote full, fair, timely and understandable disclosure in reports and documents that Spinco files with, or submits to, securities regulators and in other public communications made by Spinco, compliance with the laws, rules and regulations of federal, provincial and local governments and other appropriate regulatory agencies, and prompt reporting to Spinco’s Audit Committee of any violation of this code of which the CEO or CFO have actual knowledge.

Copies of the CODE, COBE, STP, WP, the undertaking of the CEO and CFO together with the Privacy Policy and the statements of responsibilities and duties of the Spinco Nomination and Corporate Governance Committee, the Spinco Compensation Committee and the Spinco Audit Committee Charter may be viewed in due course on Spinco’s website.

Spinco Board Nomination

The Spinco Board is responsible for approving directors for nomination and election and filling vacancies among the directors. In connection with the nomination or appointment of individuals as directors, the Spinco Board will consider the competencies and skills required by the Spinco Board, the competencies and skills of the existing directors and the appropriate size of the Spinco Board. In all cases the Spinco Board will consider the recommendations of the Spinco Nominations and Corporate Governance Committee and Spinco Compensation Committee. The Spinco Nominations and Corporate Governance Committee and Spinco Compensation Committees are composed entirely of independent directors.

Assessments

Pursuant to its mandate, the Spinco Nominations and Corporate Governance Committee will establish and administer a process for assessing the effectiveness of the Spinco Board as a whole, the committees of the Spinco Board, the chairman of the Spinco Board, the committee chairs and individual directors. The Spinco Nominations and Corporate Governance Committee will report regularly to the Spinco Board on all of its activities and findings.

Director Term Limits and Other Mechanisms of Spinco Board Renewal

Spinco has not adopted term limits or other mechanisms for board renewal. Given this recent composition of the Spinco Board, Spinco does not consider it is yet appropriate to force any term limits or other mechanisms of board renewal at this time.

Policies Regarding the Representation of Women on the Spinco Board

Spinco plans to adopt a written policy with respect to the identification and nomination of women directors (the “Spinco Diversity Policy”). The Spinco Diversity Policy will require that the Spinco Board consider diversity on the Spinco Board from a number of aspects, including but not limited to gender, age, ethnicity and cultural diversity. In addition, when assessing and identifying potential new members to join the Spinco Board or Spinco’s executive team, the Spinco Board shall consider the current level of diversity on the Spinco Board and the executive team. As the Spinco Diversity Policy has not yet been adopted, Spinco is not yet able to measure its effectiveness.

Consideration of the Representation of Women in the Director Identification and Selection Process

Pursuant to the Spinco Diversity Policy, the Spinco Board will consider and evaluate the representation of women on the Spinco Board when identifying and nominating candidates for election and reelection to the Spinco Board. Spinco will focus its search for new directors purely based on the qualification of potential candidates, regardless of their gender.

Consideration Given to the Representation of Women in Executive Officer Appointments

Pursuant to the Spinco Diversity Policy, the Spinco Board will consider and evaluate the representation of women in Spinco’s executive officer positions when identifying and nominating candidates for appointment as executive officers. Spinco will focus its search for new executive officers purely based on the qualification of potential candidates, regardless of their gender.

Spinco’s Targets Regarding the Representation of Women on the Spinco Board and in Executive Officer Positions

Spinco has not established a target for the representation of women on the Spinco Board or in executive officer positions of Spinco by a specific date. Spinco does not think it is appropriate to set targets because Spinco focuses its search for new directors and executive officers purely based on the qualification of potential candidates, regardless of their gender.

Number of Women on the Spinco Board and in Executive Officer Positions

As at the date of this Information Circular, none of Spinco’s directors are women. As at the date of this Information Circular, none of executive officers of Spinco are women.

Audit Committee

Audit Committee Charter

The full text of the charter of the Spinco Audit Committee is attached to this Information Circular as Schedule “I” of the Information Circular.

Summary

The primary function of the Spinco Audit Committee is to assist the Spinco Board in fulfilling its oversight responsibilities, primarily through overseeing management’s conduct of Spinco’s accounting and financial reporting process and systems of internal accounting and financial controls; selecting, retaining and monitoring the independence and performance of Spinco’s external auditor, including overseeing the audits of Spinco’s financial statements, and approving any non-audit services; and providing an avenue of communication among the external auditor, management and the Spinco Board.

Composition of the Audit Committee

The Spinco Audit Committee is comprised of Mark Brown, Douglas McDonald and John (Jack) McCleary, each of whom is financially literate. Mark Brown and John (Jack) McCleary are independent within the meaning of NI 52-110.

Relevant Education and Experience

Mark Brown is president and director of Pacific Opportunity Capital Ltd., a financial consulting and merchant banking firm active in venture capital markets in North America. Mr. Brown’s background includes managing financial departments of two TSE 300 mining corporations: Eldorado Gold and Miramar Mining as controller. Mr. Brown has a Bachelor of Commerce from the University of British Columbia and became a Chartered Accountant while with PriceWaterhouseCoopers in 1993.

Douglas McDonald is Vice President, Corporate Development of Almaden Minerals Ltd. From 2006 to 2014 Mr. McDonald served as Vice President, Investment Banking with Salman Partners Inc., a resource-focused investment dealer. In that capacity, he was lead banker on several capital market and merger and acquisition transactions, which required an extensive knowledge of the financial reporting requirements for mineral exploration and development companies.

John (Jack) McCleary Jack McCleary is a registered professional geologist with 40 years’ experience in petroleum and mineral exploration. He has held executive positions with several junior resource companies and for many years was a Vice President of Dominion Securities Ltd. Mr. McCleary also served as Director and President of Canadian Hydro Developers Inc. and Troymin Resources Ltd., Mr. McCleary’s work at Dominion Securities and his subsequent experience as a high level executive with responsibility for all aspects of the business have provided him with a thorough understanding of financial reporting standards and practices.

External Auditor Service Fees

Spinco has not paid any fees to Deloitte LLP in respect of audit fees, audit-related fees, tax fees or other fees for the period from incorporation to May 15, 2015. Any audit-related fees relating to Spinco have been paid to Deloitte LLP by Almaden.

Nominations and Corporate Governance Committee

Spinco has formed the Spinco Nominations and Corporate Governance Committee comprised of William Worrall, Mark Brown and Morgan Poliquin. William Worrall and Mark Brown are independent within the meaning of NI 58-101. In accordance with its mandate, the Spinco Corporate Governance and Nominations Committee is expected to:

(a)
recommend to the Spinco Board written mandates or terms of reference for the Board and for each of the committees of the Spinco Board, and a Code of Ethics for all directors, officers and employees of Spinco;

(b)	review the composition and size of the Spinco Board and its committee structure and make recommendations to the Spinco Board for changes;

(c)	recruit new directors, develop lists of candidates, interview, and recommend new directors to the Spinco Board;

(d)	recommend to the Spinco Board an orientation and education program for new directors;

(e)
report to the Spinco Board, in the manner and to the extent the committee deems appropriate, on the effectiveness of the performance of the Spinco Board as a whole, the committees of the Spinco Board and the contribution of individual directors, including specifically reviewing areas in which the Spinco Board’s effectiveness may be enhanced taking into account the suggestions of all directors Guidelines and rules which are in effect by regulatory bodies or other sources which the committee deems appropriate;

(f)
recommend to the Spinco Board the approval of the engagement of any outside expert by a director at the expense of Spinco when that is appropriate and necessary for the purpose of allowing that director to discharge his duties and responsibilities;

(g)	review related-party transactions to ensure that Spinco’s interests are protected and that they are appropriately disclosed, where required, in external documents;

(h)	review and recommend disclosure describing the governance of Spinco included in the Annual Information Circular and in the Annual Report;

(i)
establish guidelines for corporate disclosures in news releases that enhance their credibility and impact and monitor adherence thereto, other than those disclosures reviewed by the Spinco Audit Committee; and

(j)	undertake other assignments related to corporate governance that may be requested by the Spinco Board.

Compensation Committee

Spinco has formed a Spinco Compensation Committee comprised of John (Jack) McCleary, William Worrall and Duane Poliquin. John (Jack) McCleary and William Worrall are independent within the meaning NI 58 – 101. In accordance with its mandate, the Spinco Compensation Committee is expected to:

(a)	review Spinco’s overall compensation strategy and objectives;

(b)
review and assess the CEO’s performance against pre-agreed objectives and recommend to the Spinco Board the compensation of the CEO (in each case, without the CEO being present during the deliberations and vote);

(c)	review performance assessments of the Spinco’s other officers and, upon the advice of the CEO, recommend to the Spinco Board the compensation of the officers;

(d)	review and recommend to the Board policies related to providing Spinco stock to executives and employees (e.g., stock option plan, share purchase plan);

(e)	review executive appointments, employment agreements and terminations;

(f)	review senior management succession plans and participate in the recruitment of executives, especially succession to the CEO;

(g)	review and recommend to the Spinco Board the amount and form of directors' compensation; and

(h)	review and recommend the disclosures describing executive compensation and development.

Other Committees

Spinco has only the 3 committees, namely: Audit Committee, Compensation Committee and the Nomination and Corporate Governance Committee.

RISK FACTORS

In addition to the other information contained in this Information Circular, the following factors should be considered carefully when considering risks related to holding Spinco Shares.

Future issuances of securities will dilute shareholder interests

Issuances of additional securities including, but not limited to, its common shares pursuant to any financing and otherwise, will result in a substantial dilution of the equity interests of any persons who may become Spinco Shareholders as a result of or subsequent to the Plan of Arrangement.

Almaden may be a PFIC for past, current or future taxable years, and Spinco may be a PFIC for the current year or for future taxable years

Certain adverse U.S. federal income tax rules generally apply to a U.S. Holder that owns or disposes of stock in a non-U.S. corporation that is classified as a PFIC.  Almaden may be classified as a PFIC for the 2015 taxable year and may be classified as a PFIC for past or subsequent taxable years.  In addition, Spinco may be a PFIC for the 2015 taxable year and may be classified as a PFIC for  subsequent taxable years. If either Almaden or Spinco is a PFIC for a taxable year, the complex U.S. federal income tax rules relating to PFICs would apply to U.S. Holders of shares in such entity, potentially resulting in gains realized on the disposition of such shares being treated as ordinary income rather than as capital gains, and the application of interest charges to those gains as well as to certain distributions. Further, certain non-corporate U.S. Holders would not be eligible for the preferential U.S. tax rates on dividends (if any) paid by Almaden or Spinco, as applicable. While the U.S. federal income tax consequences of holding an interest in a PFIC can be mitigated through QEF and “mark to market” elections, these elections require compliance with certain U.S. tax return and reporting requirements; they may or may not be available; and, if made, they may accelerate the timing of income recognition and/or result in the recognition of ordinary income rather than capital gain. For a more detailed discussion of the consequences of Almaden or Spinco being classified as a PFIC, including a discussion of a QEF election and a Mark-to-Market Election, which could mitigate certain of the adverse tax consequences described above, see "Certain United States Federal Income Tax Considerations". The foregoing is qualified in full by the information provided in that section. U.S. Holders are strongly encouraged to read that section in full and to consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences to them, in light of their particular circumstances, of the acquisition, ownership, and disposition of Spinco Shares, New Almaden Shares and Almaden Shares.

Fluctuation of mineral prices may adversely affect Spinco’s financial results

Factors beyond the control of Spinco may affect the marketability of any ore or minerals discovered at and extracted from properties in which Spinco has an interest.  Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors which will be beyond Spinco’s control including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods.  The effect of these factors cannot accurately be predicted.

Title to Spinco’s interests may be disputed

The acquisition of title to interests in resource properties is a very detailed and time-consuming process.  Title to and the area of resource concessions may be disputed.  There is no guarantee of title to any of Spinco’s assets.  The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  Title may be based upon interpretation of a country’s laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change.

Spinco may not be able to register rights and interests it acquires against title to applicable mineral properties.  An inability to register such rights and interests may limit or severely restrict Spinco’s ability to enforce such acquired rights and interests against third parties or may render certain agreements entered into by Spinco invalid, unenforceable, uneconomic, unsatisfied or ambiguous, the effect of which may cause financial results yielded to differ materially from those anticipated.

Environmental regulations may adversely affect Spinco’s projects

Operations in which Spinco has an interest will be subject to environmental regulations promulgated by various government agencies from time to time.  Violation of existing or future environmental rules may result in various fines and penalties.

Political, economic and social conditions may adversely affect Spinco’s investments

Spinco’s investments may be adversely affected by political, economic and social uncertainties which could have a material adverse effect on Spinco’s results of operations and financial condition.  Certain areas in which Spinco will hold or may acquire properties have experienced and may continue to experience local political unrest and disruption which could potentially affect Spinco’s projects or interests.  Changes in leadership, social or political disruption or unforeseen circumstances affecting political, economic and social structure could adversely affect Spinco’s property interests or restrict its operations.  Spinco’s mineral exploration and development activities may be affected by changes in government regulations relating to the mining industry and may include regulations on production, price controls, labour, export controls, income taxes, expropriation of property, environmental legislation and safety factors.

Statutory and regulatory compliance is complex and may result in delay or curtailment of Spinco’s operations

The current and future operations of Spinco will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  Spinco will apply for all necessary permits for the exploration work it intends to conduct, however such permits are, as a practical matter, subject to the discretion of government authorities and there can be no assurance that Spinco will be successful in obtaining or maintaining such permits.  Further, there can be no assurance that all permits which Spinco or its operating partners may require for future exploration or development will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which Spinco may undertake or in which it has an interest.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, including but not limited to changes in the laws or future laws of Mexico, could have a material adverse impact on Spinco and cause increases in capital expenditures or require abandonment or delays in exploration, development and operation of mineral properties in which Spinco has an interest.

Risks associated with Spinco’s activities may not be insurable

Spinco’s business will be subject to a number of risks and hazards and no assurance can be given that insurance to cover the risks to which Spinco’s activities will be subject will be available at all or at commercially reasonable premiums.  Spinco expects to maintain insurance within ranges of coverage which it believes to be consistent with industry practice for companies of a similar stage of development.  Spinco expects to carry liability insurance with respect to its mineral exploration operations, but is not currently covered by any form of political risk insurance or any form of environmental liability insurance, since insurance against political risks and environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive.  The payment of any such liabilities would reduce the funds available to Spinco.  If Spinco is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

Spinco depends on key management and employees

Recruiting and retaining qualified personnel will be critical to Spinco’s success. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense.  As Spinco’s business activity grows, Spinco will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that Spinco will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase. If Spinco is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on Spinco’s future cash flows, earnings, results of operations and financial condition.

Spinco’s operations are subject to human error

Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage Spinco’s interests, and even when those efforts are successful, people are fallible and human error could result in significant uninsured losses to Spinco.  These could include loss or forfeiture of mineral claims or other assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort Spinco might undertake and legal claims for errors or mistakes by Spinco personnel.

Spinco may encounter difficulties in conducting its business through foreign subsidiaries

Spinco will be conducting a portion of its business through one or more foreign subsidiaries, and a portion of its assets may be held by such entities.  Accordingly, any limitation on the transfer of cash or other assets between Spinco and its subsidiaries, or among its subsidiaries, could restrict Spinco’s ability to fund operations efficiently.  Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Spinco’s valuation.

Spinco is a Canadian corporation. All of its directors and officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States.  As a result, it may be difficult or impossible for U.S. shareholders to effect service of process within the United States upon Spinco, its directors or officers, or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.  In addition, U.S. shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

Risks associated with conflicts of interest

Certain of the directors and officers of Spinco also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.  Any decision made by any of such directors and officers involving Spinco will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Spinco and its shareholders based on its business plan.  In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the BCBCA and other applicable laws.

Mineral resource and reserve calculations are only estimates

Any figures presented for mineral resources in this Information Circular and those which may be presented in the future or any figures for mineral reserves that may be presented by Spinco in the future are and will only be estimates. There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurances can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of Spinco’s projects to development, it must rely upon estimated calculations as to the mineral resources and grades of mineralization on our properties.

The estimating of mineral reserves and mineral resources is a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Spinco believes that the mineral resource estimates included in this Information Circular are well established and reflect management’s best estimates, by their nature mineral resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate. There can be no assurances that actual results will meet the estimates contained in feasibility studies. As well, further studies are required.

Estimated mineral reserves or mineral resources may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral reserve or mineral resource estimates. The extent to which mineral resources may ultimately be reclassified as mineral reserves is dependent upon the demonstration of their profitable recovery. Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. We cannot provide assurance that mineralization can be mined or processed profitably.

Mineral resource estimates have been determined and valued based on assumed future metal prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in Market Prices for copper, zinc, lead, gold and silver may render portions of related mineralization uneconomic and result in reduced reported mineral resources, which in turn could have a material adverse effect on results of operations or financial condition. Spinco cannot provide assurance that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

A reduction in any mineral reserves that may be estimated by Spinco in the future could have an adverse impact on its future cash flows, earnings, results of operations and financial condition. No assurances can be given that any mineral resource estimates will ultimately be reclassified as mineral reserves.

Uncertainty exists related to inferred mineral resources

There is a risk that inferred mineral resources referred to in this Information Circular cannot be converted into measured or indicated mineral resources as there may be limited ability to assess geological continuity. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

Market for securities

There is currently no market through which the Spinco Shares may be sold and Spinco Shareholders may not be able to resell the Spinco Shares acquired under the Plan of Arrangement. There can be no assurance that an active trading market will develop for the Spinco Shares following the completion of the Plan of Arrangement, or if developed, that such a market will be sustained at the trading price of the Spinco Shares immediately after the Effective Date.

There can be no assurance that fluctuations in the trading price will not materially adversely impact on Spinco’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the best of Spinco’s knowledge, following due enquiry there are no legal proceedings or regulatory actions material to Spinco to which Spinco is a party, or has been a party since its incorporation.

To the best of Spinco’s knowledge, following due enquiry there have been no penalties or sanctions imposed against Spinco by a court relating to federal, state, provincial and territorial securities legislation or by a securities regulatory authority since our incorporation, nor have there been any other penalties or sanctions imposed by a court or regulatory body against Spinco and it has not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than disclosed elsewhere in this Information Circular, no director, executive officer or shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued Spinco Shares, or any of their respective associates or affiliates, has any material interest, direct or indirect, in any transaction which has materially affected or is reasonably expected to materially affect Spinco within the three years preceding the date of this Information Circular.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Spinco’s auditors are Deloitte LLP, having an address at 1055 Dunsmuir St, Vancouver, BC V7X 1P4.

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its office in Toronto, Ontario.

INTEREST OF EXPERTS

The Carve-Out Financial Statements included in Schedule “H” of this Information Circular have been included in reliance upon the report of Deloitte LLP, Chartered Accountants, also included herein, and upon the authority of such firm as experts in accounting and auditing.

The Financial Statements of Spinco included in Schedule “G” of this Information Circular have been included in reliance upon the report of Deloitte LLP, Chartered Accountants, also included herein, and upon the authority of such firm as experts in accounting and auditing.

Deloitte LLP, are independent of Spinco within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

MATERIAL CONTRACTS

The only agreements or contracts that Spinco will be a party to and which may be reasonably regarded as being currently material to Spinco, on a pro forma basis are:

1.	The Arrangement Agreement dated May 11, 2015 made between Almaden and Spinco as described under “The Plan of Arrangement” in this Information Circular;

2.	The Tuligtic Royalty Agreement;

3.
An administrative services agreement (the “Administrative Services Agreement”) dated May 15, 2015 between Spinco and Almaden, pursuant to which Almaden will provide office space, executive management, marketing support, technical oversight, and financial/corporate secretary duties, amongst other administrative services, to be billed on a monthly basis.   Monthly billings will be based on an allocation of approximately 30% of the salary and employment expenses of existing Almaden staff (Chairman, President and CEO, VP Corporate Development, CFO, Senior Geologist, Controller, Administrator, Marketing support) and 30% of rent, or approximately $34,000 per month.  The Administrative Services Agreement provides for adjustment of expenses and rent based on reasonable estimates of time allocation between Spinco and Almaden  (i.e., an exploration discovery by Spinco could significantly change the proportion of executive time required to be spent on that company).  Any additional expenses (such as IT expenses, office supplies, etc.) are to be charged monthly at cost. The Administrative Services Agreement has a five year term, subject to automatic renewal annually thereafter (unless six months’ advance notice of intent to terminate is given); and

4.
A technical services agreement (the “Technical Services Agreement”) dated May 15, 2015 between Spinco’s subsidiary, Gavilan, and Almaden’s subsidiary, Gorrion, pursuant to which Gavilan will provide Gorrion with exclusive geological services, such as mapping, soil sampling, geophysics, data interpretation and analysis, labour, and equipment (drill equipment and trucks) on a cost plus basis to be paid monthly.  Fees are subject to review on an annual basis. The Technical Services Agreement has a five year term, subject to automatic renewal annually thereafter (unless six months’ advance notice of intent to terminate is given).

A copy of any material contract or report may be inspected at any time up to the commencement of the Meeting during normal business hours at 1103 – 750 West Pender Street, Vancouver, British Columbia, V6C 2T8.

ADDITIONAL INFORMATION

Almaden’s financial information is included in the consolidated financial statements of Almaden and the notes thereto, Management Discussion and Analysis and auditor’s report for the financial year ended December 31, 2014.

Additional information relating to Almaden can be found at www.sedar.com.  A copy of the following documents may be obtained, without charge, upon request to the CEO of the Company at 1103-750 West Pender Street Vancouver B.C.  V6C 2T8 Phone (604) 689-7644 Fax (604) 689-7645:

(a)
the comparative financial statements of Almaden for the financial year ended December 31, 2014 together with the accompanying report of the auditor thereon and related Management Discussion and Analysis and any interim financial statements of Almaden for periods subsequent to December 31, 2014 and related Management Discussion and Analysis; and

(b)	this Information Circular.

BY THE ORDER OF THE BOARD OF DIRECTORS OF

ALMADEN MINERALS LTD.

(signed) Duane Poliquin	(signed) Morgan Poliquin

Duane Poliquin, Chairman	Morgan Poliquin, President & CEO

Vancouver, British Columbia

May 15, 2015

CONSENT OF LEGAL COUNSEL

We hereby consent to the reference to our opinion and our name contained under “Canadian Federal Income Tax Considerations” in the Notice of Meeting and Management Information Circular (the “Information Circular”) of Almaden Minerals Ltd. (the “Company”) dated May 15, 2015, relating to the annual general and special meeting of shareholders of the Company to approve the arrangement involving the Company, its shareholders, optionholders and warrantholders, and to the inclusion of the foregoing opinion in the Information Circular.

(signed) Borden Ladner Gervais LLP
Borden Ladner Gervais LLP
May 15, 2015.

APPROVAL OF ALMADEN MINERALS LTD.

The contents and mailing to Almaden Shareholders of this Information Circular have been approved by the Almaden Board.

Vancouver, British Columbia May 15, 2015	(signed) Morgan Poliquin Morgan Poliquin, President, Chief Executive Officer and Director

SCHEDULE “A”

ARRANGEMENT RESOLUTION

BE IT RESOLVED, as a special resolution, THAT:

1.
the Plan of Arrangement under Section 288 of the Business Corporations Act (British Columbia) attached as Schedule “B” to the Information Circular of Almaden Minerals Ltd. (“Almaden”) accompanying the Notice of Meeting is authorized, approved and adopted;

2.
the board of directors of Almaden, without further notice to or approval of the shareholders of Almaden, may, in accordance with the terms of the Plan of Arrangement, elect not to proceed with the Plan of Arrangement or otherwise give effect to this Special Resolution, at any time prior to the Plan of Arrangement becoming effective; and

3.
any one or more of the directors and officers of Almaden be authorized and directed to perform all such acts, and things and execute, under the seal of Almaden or otherwise, all such documents and other writings, as may be required to give effect to the true intent of this resolution.

A-1

SCHEDULE “B”

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1           Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set forth below:

“5 Day VWAP” at any particular time in respect of a security means the volume weighted average price of the security on the principal exchange on which the security is traded for the five day period beginning at that time;

“Almaden” means Almaden Minerals Ltd., a company incorporated under the laws of the Province of British Columbia;

“Almaden Common Shares” means the Common shares in the authorized share structure of Almaden whose identifying name is changed to “Class A Common shares” pursuant to this Plan of Arrangement;

“Almaden Class B Common Shares” means the Class B Common shares in the authorized share structure of Almaden created pursuant to this Plan of Arrangement;

“Almaden Replacement Stock Option” means an option to acquire an Almaden Class B Common Share granted by Almaden to a holder of an Almaden Stock Option pursuant to an Option Exchange, with the exercise price of each such Almaden Replacement Stock Option determined in accordance with this Plan of Arrangement and the other terms and conditions of each such Almaden Replacement Stock Option determined in accordance with the Almaden Stock Option Plan and any agreements thereunder including, where necessary, appropriate adjustments to any performance-based or other vesting conditions, as such plan and agreements may be amended by the board of directors of Almaden or a committee thereof;

“Almaden Replacement Warrant” means a warrant to acquire an Almaden Class B Common Share to be issued by Almaden to a holder of an Almaden Warrant pursuant a Warrant Exchange, with the exercise price of each such Almaden Replacement Warrant determined in accordance with this Plan of Arrangement and the other terms and conditions of the Almaden Replacement Warrant being those of the Almaden Warrant, mutatis mutandis, subject to such reasonable adjustment as may be necessary in the circumstances and are approved by the Board of Directors of Almaden;

“Almaden Resolution” means the special resolution of Almaden Shareholders approving the Plan of Arrangement;

“Almaden Shareholder” means, at a particular time, a holder of one or more Almaden Common Shares;

“Almaden Stock Option” means an option granted pursuant to the Almaden Stock Option Plan exercisable to acquire an Almaden Common Share;

“Almaden Stock Option Plan” means the Almaden stock option plan approved by Almaden Shareholders on June 28, 2011;

“Almaden Warrant” means a common share purchase warrant of Almaden exercisable to acquire an Almaden Common Share;

“Arrangement Agreement” means the agreement dated May 11, 2015 between Almaden and Spinco to which this Plan of Arrangement is attached as Exhibit A, as it may be supplemented or amended from time to time;

“Business Day” means a day which is not a Saturday, Sunday, or a day when commercial banks are not open for business in Vancouver, British Columbia;

“Court” means the Supreme Court of British Columbia;

“Computershare” means Computershare Investor Services Inc.;

“Dissent Rights” has the meaning attributed to that term in Section 3.1 of this Plan of Arrangement;

“Dissent Share” has the meaning attributed to that term in Subsection 2.2(a) of this Plan of Arrangement;

“Dissenting Shareholder” means a registered Almaden Shareholder that has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Almaden Common Shares in respect of which Dissent Rights are validly exercised by such Almaden Shareholder;

“Effective Date” means the second Business Day after the date upon which the Parties have confirmed in writing (such confirmation not to be unreasonably withheld or delayed) that all conditions to the completion of the Plan of Arrangement have been satisfied or waived in accordance with Article 5 of the Arrangement Agreement and all documents and instruments required under the Arrangement Agreement, the Plan of Arrangement and the Final Order have been delivered;

“Effective Time” means 12:01 a.m. on the Effective Date;

“Eligible Dividend” has the meaning attributed to that term in subsection 89(1) of the Income Tax Act (Canada);

“Final Order” means the order made after application to the Court pursuant to section 291 of the Business Corporations Act (British Columbia) approving the Plan of Arrangement as such order may be amended by the Court (with the consent of the Parties, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of the Parties, acting reasonably) on appeal, which order shall include a statement to the following effect: “The terms and conditions of the Plan of Arrangement are procedurally and substantially fair to Almaden Shareholders and are hereby approved by the Court.  This Order will serve as a basis of a claim to an exemption pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act regarding the issuance of securities under the Plan of Arrangement”;

“Fractional Share Amount” means, in respect of an Almaden Shareholder, the aggregate number of Spinco Common Shares that the Almaden Shareholder would be entitled to receive on the Share Exchange in the absence of the Round Down Provision, less the aggregate number of Spinco Common Shares that the Almaden Shareholder is entitled to receive on the Share Exchange having regard to the Round Down Provision;

“In the Money Amount” at a particular time with respect to an Almaden Stock Option, Almaden Replacement Stock Option, or Spinco Replacement Stock Option means the amount, if any, by which the fair market value of the relevant underlying security exceeds the exercise price of the relevant option at the particular time;

“Interim Order” means the order made after application to the Court pursuant to section 291 of the Business Corporations Act (British Columbia), providing for, among other things, the calling and holding of the Meeting, as such order may be amended, supplemented or varied by the Court (with the consent of the Parties, acting reasonably);

“Meeting” means the annual general and special meeting of Almaden Shareholders scheduled to be held on June 18, 2015 and any adjournment(s) or postponement(s) thereof, to be called to consider, and if deemed advisable, approve the Almaden Resolution;

“Option Exchange” has the meaning attributed to that term in Subsection 2.2(d) of this Plan of Arrangement;

“Parties” means Almaden and Spinco;

“Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions means this plan of arrangement, including the appendices hereto, and any amendments, variations or supplements hereto made in accordance with the terms hereof and the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order;

“Round Down Provision” has the meaning attributed to that term in of Section 2.3 of this Plan of Arrangement;

“Share Exchange” has the meaning attributed to that term in Subsection 2.2(f) of this Plan of Arrangement;

“Spinco” means Almadex Minerals Limited, a company incorporated under the laws of the Province of British Columbia;

“Spinco Common Shares” means the common shares in the authorized share structure of Spinco;

“Spinco Replacement Stock Option” means an option to acquire .6 of a Spinco Common Share granted by Spinco to a holder of an Almaden Stock Option pursuant to an Option Exchange, with the exercise price of each such Spinco Replacement Stock Option determined in accordance with this Plan of Arrangement and the other terms and conditions of each such Spinco Replacement Stock Option determined in accordance with the Spinco Stock Option Plan and any agreements thereunder and including, where necessary, appropriate adjustments to any performance-based or other vesting conditions, as such plan or agreements may be amended by the board of directors of Spinco or a committee thereof;

“Spinco Replacement Warrant” means a warrant to acquire .6 of a Spinco Common Share issued by Spinco to a holder of an Almaden Warrant pursuant to a Warrant Exchange, with the exercise price of each such Spinco Replacement Warrant determined in accordance with this Plan of Arrangement and the other terms and conditions of the Spinco Replacement Warrant being those of the Almaden Warrant, mutatis mutandis, subject to such reasonable adjustment as may be necessary in the circumstances and are approved by the Board of Directors of Spinco;

“Spinco Stock Option Plan” means the Spinco stock option plan;

“Subdivision” has the meaning attributed to that term in Subsection 2.2(c) of this Plan of Arrangement; and

“Warrant Exchange” has the meaning attributed to that term in Subsection 2.2(e) of this Plan of Arrangement.

1.2           Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, and words importing any gender include all genders.

1.3           Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections and other parts and the insertion of headings are for convenience only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.4           Date of Any Action

If any date on which any action is required to be taken hereunder by any Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5           Time

Time shall be of the essence in every matter or action contemplated hereunder.  All times expressed herein are local time in Vancouver, British Columbia unless otherwise stipulated herein.

1.6           Currency

All references to currency in this Plan of Arrangement are to Canadian dollars, being lawful money of the Canada.

1.7           Statutory References

Unless otherwise expressly provided herein, any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations.

ARTICLE 2

THE ARRANGEMENT

2.1           Effectiveness

Subject to the terms of the Arrangement Agreement, the Arrangement will become effective at the Effective Time and be binding at and after the Effective Time on: (i) Spinco, (ii) Almaden, (iii) Almaden Shareholders, (iv) holders of Almaden Stock Options, and (v) holders of Almaden Warrants.

2.2           The Arrangement

Commencing at the Effective Time, the events and transactions set out in Subsections (a) to (g) inclusive will occur and be deemed to occur in the order set out below without any further act or formality, and with each event or transaction occurring and being deemed to occur immediately after the occurrence of the immediately preceding event or transaction:

(a)
Each Almaden Common Share in respect of which an Almaden Shareholder has exercised Dissent Rights and for which the Almaden Shareholder is ultimately entitled to be paid fair value (each a “Dissent Share”) shall be deemed to have been repurchased by Almaden for cancellation in consideration for a debt-claim against Almaden to be paid the fair value of such Dissent Share in accordance with Article 3 of this Plan of Arrangement, net of any applicable withholding tax, and such Dissent Share shall thereupon be cancelled;

(b)	The authorized share structure of Almaden shall be reorganized and altered by

(i)
changing the identifying name of the issued and unissued Almaden Common Shares from “Common shares” to “Class A Common shares” and amending the special rights and restrictions attached to such shares to provide the holders thereof with two votes in respect of each share held, and

(ii)
creating a new class of shares without par value issuable in an unlimited number with the identifying name “Class B Common shares” having special rights and restrictions identical to those attaching to the Almaden Common Shares prior to the amendments described in paragraph (b)(i) above;

(c)	The issued and outstanding Spinco Common Shares shall be subdivided into that number of Spinco Common Shares (the “Subdivision”) determined by the following formula:

A – B

where

A is the number of issued and outstanding Almaden Common Shares at that time (i.e., for greater certainty, excluding all Dissent Shares) multiplied by 0.6, and

B is the aggregate of all amounts each of which is a Fractional Share Amount in respect of an Almaden Shareholder (but, for greater certainty, excluding a Fractional Share Amount in respect of a Dissent Share), such that following the Subdivision, the number of issued and outstanding Spinco Common Shares shall be equal to the aggregate number of Spinco Common Shares distributable to the Almaden Shareholders on the Share Exchange having regard to the Round Down Provision;

(d)	Each holder of an Almaden Stock Option will dispose of and be deemed to dispose of the Almaden Stock Option and in consideration therefor will concurrently receive

(i)
one Almaden Replacement Stock Option having an exercise price equal to the product obtained by multiplying: (A) the exercise price of the Almaden Stock Option by (B) the quotient obtained by dividing the 5 Day VWAP of an Almaden Class B Common Share for the period beginning immediately after the conclusion of the Arrangement steps by the aggregate of the 5 Day VWAP of an Almaden Class B Common Share and the product of .6 multiplied by the 5 Day VWAP of a Spinco Common Share for that period, rounded to the nearest whole cent and subject to adjustment as set out below, and

(ii)
one Spinco Replacement Stock Option having an exercise price equal to the product obtained by multiplying: (A) the quotient obtained by dividing the exercise price of the Almaden Stock Option by .6; by (B) the quotient obtained by dividing the product of .6 multiplied by the 5 Day VWAP of a Spinco Common Share for the period beginning immediately after the conclusion of the Arrangement steps by the aggregate of the 5 Day VWAP of an Almaden Class B Common Share and the product of .6 multiplied by the 5 Day VWAP of a Spinco Common Share for that period, rounded to the nearest whole cent and subject to adjustment as set out below, and nothing more and all Almaden Stock Options will thereupon be cancelled (each such disposition, receipt, and cancellation, collectively, an “Option Exchange”), provided that the exercise prices of each Almaden Replacement Stock Option and each Spinco Replacement Stock Option issued pursuant to an Option Exchange shall be and be deemed to be automatically adjusted such that the aggregate In the Money Amounts thereof immediately after the Option Exchange does not exceed the In the Money Amount of the exchanged Almaden Stock Option determined immediately before the Option Exchange, with the intention that that subsection 7(1.4) of the Income Tax Act (Canada) will apply to each Option Exchange;

(e)	Each Almaden Warrant will be and be deemed to be exchanged for

(i)
one Almaden Replacement Warrant having an exercise price equal to the product obtained by multiplying: (A) the exercise price of the Almaden Warrant; by (B) by the quotient obtained by dividing the 5 Day VWAP of an Almaden Class B Common Share for the period beginning immediately after the conclusion of the Arrangement steps by the aggregate of the 5 Day VWAP of an Almaden Class B Common Share and the product of .6 multiplied by the 5 Day VWAP of a Spinco Common Share for that period, rounded to the nearest whole cent, and

(ii)
one Spinco Replacement Warrant having an exercise price equal to the product obtained by multiplying: (A) the quotient obtained by dividing the exercise price of the Almaden Warrant by .6; by (B) the quotient obtained by dividing the product of .6 multiplied by the 5 Day VWAP of a Spinco Common Share for the period beginning immediately after the conclusion of the Arrangement steps by the aggregate of the 5 Day VWAP of an Almaden Class B Common Share and the product of .6 multiplied by the 5 Day VWAP of a Spinco Common Share for that period, rounded to the nearest whole cent,

(each such exchange, a “Warrant Exchange”), and the Almaden Warrants will thereupon be cancelled;

(f)	Each Almaden Shareholder shall dispose of all of his, her or its Almaden Common Shares held to Almaden and in consideration therefor Almaden will issue or distribute to the Almaden Shareholder

(i)	the same number of Almaden Class B Common Shares, and

(ii)
that number of Spinco Common Shares equal to the product of the number of Almaden Common Shares held and 0.6, less the Fractional Share Amount, if any, in respect of that Almaden Shareholder (the “Share Exchange”), and, in respect thereof,

(iii)
the name of each Almaden Shareholder shall be removed from the central securities register for the Almaden Common Shares and added to the central securities register for the Almaden Class B Common Shares and the Spinco Common Shares as the holder of the number of Almaden Class B Common Shares and Spinco Common Shares, respectively, received pursuant to the Share Exchange,

(iv)	the Almaden Common Shares shall be cancelled and the capital in respect of such shares shall be reduced to nil, and

(v)
an amount equal to the capital of the Almaden Common Shares immediately before the Share Exchange less the aggregate fair market value of the Spinco Common Shares distributed on the Share Exchange shall be added to the capital in respect of the Almaden Class B Common Shares issued on the Share Exchange; and

(g)	The authorized share structure of Almaden shall be reorganized and altered by

(i)	eliminating the Almaden Common Shares from the authorized share structure of Almaden; and

(ii)	changing the identifying name of the issued and unissued Almaden Class B Common Shares from “Class B Common shares” to “Common shares”.

2.3           No Fractional Shares

No fractional Spinco Common Shares shall be distributed by Almaden to an Almaden Shareholder on the Share Exchange.  To the extent that Almaden would otherwise be required to distribute to an Almaden Shareholder on the Share Exchange an aggregate number of Spinco Common Shares that is not a round number, the number of Spinco Common Shares so distributed to the Almaden Shareholder shall be rounded down to the next lesser whole number of Spinco Common Shares (the “Round Down Provision”) and the Almaden Shareholder shall not receive any compensation in respect thereof.

2.4           Completion Time Procedures

On or immediately prior to the Effective Date, Almaden shall deliver or arrange to be delivered to Computershare certificates representing the Spinco Common Shares required hereunder, which certificates shall be distributed to Almaden Shareholders in accordance with Article 4 hereof.

ARTICLE 3

DISSENT RIGHTS

3.1           Dissent Rights of Almaden Shareholders

(1)           Each registered Almaden Shareholder may exercise dissent rights (“Dissent Rights”) in connection with the Arrangement with respect to the Almaden Shareholder’s Almaden Common Shares pursuant to and in the manner set forth in the Interim Order, paragraph 238(1)(d) of the Business Corporations Act (British Columbia) and this Article, as the same may be modified by the Interim Order or the Final Order. Registered Almaden Shareholders who duly exercise such Dissent Rights and who:

(a)
are ultimately entitled to be paid fair value for their Dissent Shares shall be deemed not to have participated in the Share Exchange and such Dissent Shares shall be deemed to have been repurchased by Almaden for cancellation at the Effective Time in consideration for a debt-claim against Almaden to be paid the fair value of such Dissent Shares, which fair value shall be determined as of the close of business on the Business Day before the day on which the Final Order is made, and will not be entitled to any other payment or consideration, and the name of each such Dissenting Shareholder will thereupon be removed from the register of holders of Almaden Common Shares; or

(b)
are ultimately not entitled, for any reason, to be paid fair value for their Almaden Common Shares shall be deemed to have participated in the Plan of Arrangement on the same basis as any non-dissenting Almaden Shareholder as at and from the Effective Time and will be treated in the same manner as such a holder, on the basis set out in this Plan of Arrangement.

(2)           The aggregate of all amount paid to Almaden Shareholders by Almaden in respect of Dissent Shares in accordance with Subsection 3.1(1)(a) shall be deducted from the stated capital account maintained by Almaden for the Almaden Common Shares.

(3)           The amount of any deemed dividend resulting from application of subsection 84(3) of the Income Tax Act (Canada) to the repurchase of Dissent Shares held by Dissenting Shareholders is hereby designated by Almaden as an Eligible Dividend.

(4)           All payments made to a Dissenting Shareholder pursuant to this Article shall be subject to, and paid net of, all applicable withholding taxes.

3.2           General – Dissent Rights

For greater certainty, in addition to any other restrictions in section 238 of the Business Corporations Act (British Columbia), no person who has voted in favour of this Plan of Arrangement shall be entitled to dissent with respect to the Plan of Arrangement.

ARTICLE 4

DELIVERY OF SECURITIES

4.1           Delivery of Securities

Upon completion of the Plan of Arrangement, Almaden shall deliver to each Almaden Shareholder a certificate representing the Spinco Common Shares to which such holder is entitled to receive hereunder.

ARTICLE 5

AMENDMENTS

5.1           Amendments

Almaden, in its sole discretion, reserves the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is filed with the Court and, if made following the Meeting, approved by the Court.

5.2           Effectiveness of Amendments Made Prior to or at the Meeting

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Almaden at any time prior to or at the Meeting with or without any prior notice or communication, and if so proposed and accepted by the Almaden Shareholders voting at the Meeting, shall become part of this Plan of Arrangement for all purposes.

5.3           Effectiveness of Amendments Made Following the Meeting

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Almaden after the Meeting but prior to the Effective Time and any such amendment, modification or supplement which is approved by the Court following the Meeting shall be effective and shall become part of the Plan of Arrangement for all purposes.

SCHEDULE “C”

INTERIM ORDER

[attached]

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

MAY 12 2015

ENTERED

No. S-153863
Vancouver Registry

In the Supreme Court of British Columbia

Almaden Minerals Ltd.

Petitioner

ORDER MADE AFTER APPLICATION

BEFORE MASTER BAKER) 12/MAY/2015
)

ON THE APPLICATION of the Petitioner, without notice, coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on May 12, 2015, on hearing Stephen Antle, counsel to the Petitioner, and on reading the affidavit of Korm Trieu, sworn May 11, 2015;

THIS COURT ORDERS that:

1. Almaden Minerals Ltd. may call, and hold on June 18, 2015, a special meeting of the holders of its issued and outstanding common shares, to consider, and if deemed advisable to pass, with or without variation, a special resolution approving a proposed arrangement involving Almaden Minerals Ltd., its shareholders, optionholders and warrantholders and Almadex Minerals Limited.

2. Almaden Minerals Ltd. will call and hold that meeting in accordance with the *Business Corporations* Act, S.B.C. 2002, c.57 and its articles.

3. Almaden Minerals Ltd. will mail or deliver to its shareholders, optionholders and warrentholders, in paper or electronic format on CD ROM or any combination of them, notice of the meeting, a form of proxy and an information circular, the notice of meeting and information circular being in substantially the form contained in Exhibit

- 1 -

VAN01: 3908030: v2

"B" to the affidavit of Korm Trieu sworn May 11, 2015 in this proceeding, with such amendments as counsel for Almaden Minerals Ltd. may advise are necessary or desirable, provided they are not inconsistent with the terms of the interim order in this proceeding, at least 21 days before the date of the meeting, excluding the dates of mailing or delivery and the meeting, in accordance with the *Business Corporations Act* and National Instrument 54-101 of the Canadian Securities Administrators – *Communication with Beneficial Owners of Securities of a Reporting Issuer*. That mailing or delivery will be valid and timely notice of the meeting by Almaden Minerals Ltd. to its shareholders, optionholders and warrantholders.

4. The persons entitled to vote at the meeting, in person or by proxy, will be Almaden Minerals Ltd.'s shareholders of record as of the close of business on May 14, 2015.

5. The accidental omission to give notice of the meeting to, or the non-receipt of notice by, any Almaden Minerals Ltd. shareholders will not invalidate any resolution passed or proceeding taken at the meeting.

6. The resolution approving the arrangement will be effective if passed by not less than 66⅔% of the votes cast by Almaden Minerals Ltd.'s shareholders present in person or by proxy at the meeting. Almaden Minerals Ltd.'s shareholders will be entitled to one vote for each Almaden Minerals Ltd. share held.

7. Almaden Minerals Ltd.'s shareholders will have the right to dissent from the arrangement resolution and to be paid the fair value of their Almaden Mineral Ltd. shares, as if ss. 237 to 247 of the *Business Corporations Act* applied to the proposed arrangement, except that the Almaden Minerals Ltd. shares held by dissenting shareholders will, on the arrangement's effective date, be cancelled and the dissenting shareholders deemed to have transferred their shares to Almaden Minerals Ltd. for cancellation and to cease to have any rights as Almaden Minerals Ltd. shareholders except to be paid the fair market value of their former shares by Almaden Minerals Ltd.

- 2 -

VAN01: 3908030: v2

8. On approval of the proposed arrangement at the meeting as described in the interim order, Almaden Minerals Ltd. may apply to this Court for approval of the arrangement, at the courthouse at 800 Smithe Street, Vancouver, British Columbia, on June 22, 2015 at 9:45 a.m., or so soon afterward as practicable.

9. The mailing or delivery of the material described in the interim order will be valid and timely service of the petition and the affidavit of Korm Trieu on, and notice of hearing of the petition to, all persons entitled to be served or receive notice. No other form of service or notice need be made or given. No other material need be served on such persons in respect of this proceeding.

10. Any Almaden Minerals Ltd. shareholder, optionholder or warrantholder may appear on the application for approval of the proposed arrangement by this Court, provided they file with this Court and deliver to the solicitors for Almaden Minerals Ltd. by 4:00 p.m. (Vancouver time) on June 19, 2015 a response to petition setting out their address for service, and all evidence they intend to present to this Court.

11. Almaden Minerals Ltd. is at liberty to apply to vary the interim order.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

____

Signature of
☐ party ☑ lawyer for Petitioner Almaden Minerals Ltd.
Stephen Antle

By the Court.

____

Registrar

- 3 -

VAN01: 3908030: v2

SCHEDULE “D”

NOTICE OF HEARING FOR FINAL ORDER

No. S153863
Vancouver Registry

In the Supreme Court of British Columbia

In the Matter of the Business Corporations Act,
S.B.C. 2002 c.57,

In the Matter of a Proposed Arrangement among
Almaden Minerals Ltd., its Shareholders, Optionholders and Warrantholders and
Almadex Minerals Limited

Almaden Minerals Ltd.

Petitioner

NOTICE OF HEARING

To:  The Shareholders, Optionholders and Warrantholders of Almaden Minerals Ltd.

TAKE NOTICE that the petition of Almaden Minerals Ltd. dated May/12/2015 will be heard at the courthouse at 800 Smithe Street, Vancouver, British Columbia on June/22/2015 at 9:45 a.m.

1.	Date of hearing

The petition is unopposed.

2.	Duration of hearing

The hearing will take 15 minutes.

3.	Jurisdiction

This matter is not within the jurisdiction of a master because it seeks a final order.

Date: June/__/2015
Signature of
☐ petitioner ☑ lawyer for petitioner
Stephen Antle

  D-1

No. S-153863
 Vancouver Registry

In the Supreme Court of British Columbia

In the Matter of the Business Corporations Act,
S.B.C. 2002 c.57,

In the Matter of a Proposed Arrangement among
Almaden Minerals Ltd., its Shareholders, Optionholders and
Warrantholders, and Almadex Minerals Limited

Almaden Minerals Ltd.

Petitioner

NOTICE OF HEARING

BORDEN LADNER GERVAIS LLP
1200 Waterfront Centre
200 Burrard Street
P.O. Box 48600
Vancouver, British Columbia
V7X 1T2
Telephone:  (604) 687-5744
Attn: Stephen Antle

D-2

SCHEDULE “E”

S. 237 TO 247 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Division 2 of Part 8 (sections 237 to 247) of The BC Business Corporations Act, S.B.C. 2002, c.57

Definitions and application

237 (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by a court order; or

(d) in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles

(i) to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii) without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company's community purposes within the meaning of section 51.91;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE “F”

 UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS OF SPINCO

[attached]

Almadex Minerals Limited "SpinCo"
Pro Forma Consolidated Financial Statements

December 31, 2014
(Unaudited - Prepared by Management)

Almadex Minerals Limited "SpinCo"
Pro forma consolidated statement of financial position
As at December 31, 2014
(Unaudited - prepared by management)
(Expressed in Canadian dollars)

	A	B			C	A+B+C
						Pro Forma
	Almadex		Pro Forma		Pro Forma	Balance
	Minerals Limited	Carve-out	Notes		Adjustments	Combined
	$	$			$	$
ASSETS
Current assets
Cash and cash equivalents	100	233,042	4	(a)	3,000,000	3,233,142
Accounts receivable and prepaid expenses	-	379,545			-	379,545
Marketable securities	-	853,123			-	853,123
Inventory	-	274,768			-	274,768
	100	1,740,478			3,000,000	4,740,578

Non-current assets
Investment in associate	-	2,675,000			-	2,675,000
Reclamation deposit	-	34,548			-	34,548
Contingent shares receivable	-	69,600			-	69,600
Property, plant and equipment	-	710,297			-	710,297
Exploration and evaluation assets	-	1,986,355			-	1,986,355
	-	5,475,800			-	5,475,800
TOTAL ASSETS	100	7,216,278			3,000,000	10,216,378

LIABILITIES
Current liabilities
Trade and other payables	-	52,890			-	52,890

EQUITY
Share capital	100	-	4	(a), 4(b)	18,806,890	18,806,990
Reserves	-	15,806,890	4	(b)	(15,806,890)	-
(Deficit) equity	-	(8,643,502)			-	(8,643,502)
	100	7,163,388			3,000,000	10,163,488
TOTAL EQUITY AND LIABILITIES	100	7,216,278			3,000,000	10,216,378

The accompanying notes are an integral part of these financial statements.

Almadex Minerals Limited "SpinCo"
Pro forma consolidated statement of comprehensive loss
Year ended December 31, 2014
(Unaudited - prepared by management)
(Expressed in Canadian dollars)
	A	B		C	A+B+C
					Pro Forma
	Almadex		Pro Forma	Pro Forma	Balance
	Minerals Limited	Carve-out	Notes	Adjustments	Combined
	$	$
Revenue
Interest Income	-	36,370		-	36,370
Other income	-	175,444		-	175,444
	-	211,814		-	211,814
Expenses (income)
Impairment of exploration and evaluation assets	-	2,570,663		-	2,570,663
General and administrative expenses	-	420,387		-	420,387
Income (loss) on exploration and evaluation assets	-	(55,111)		-	(55,111)
General exploration expenses	-	97,101		-	97,101
Share-based payments	-	56,580		-	56,580
	-	3,089,620		-	3,089,620
Operating loss	-	(2,877,806)		-	(2,877,806)

Other (loss) income
Loss on investment in associate	-	(135,209)		-	(135,209)
Impairment of investment in associate	-	(6,637,288)		-	(6,637,288)
Impairment of marketable securities	-	(405,903)		-	(405,903)
Gain on fair-value of contingent share receivable	-	24,900		-	24,900
Loss on sale of marketable securities	-	(42,220)		-	(42,220)
Foreign exchange loss	-	(40,016)		-	(40,016)
Net loss for the year	-	(10,113,542)		-	(10,113,542)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Net change in fair value of available-for-sale financial
assets, net of tax of nil	-	239,515		-	239,515
Reclassification adjustment relating to available-for-sale
financial assets included in net loss, net of tax of nil	-	42,413		-	42,413
Other comprehensive income (loss) for the year	-	281,928		-	281,928

Total comprehensive loss for the year	-	(9,831,614)		-	(9,831,614)
Basic and diluted loss per common share	-	-		-	(0.24)
Weighted average number of common shares outstanding	100	-		41,236,993	41,237,093

The accompanying notes are an integral part of these financial statements.

Almadex Minerals Limited "Spinco"
Notes to the Pro Forma Consolidated Financial Statements
December 31, 2014
(Unaudited - prepared by management)
(Expressed in Canadian dollars, except percentage amounts and share information)

1. PLAN OF ARRANGEMENT

The unaudited pro forma financial statements have been compiled for purposes of inclusion in an Information Circular for Almaden Minerals Ltd. ("Almaden") dated May 11, 2015.

Almaden announced on October 21, 2014 that its Board of Directors has unanimously approved a strategic reorganization of its Exploration Business. Almaden's early stage exploration projects, royalty interests and certain other non-core assets are being spun out to a newly incorporated company Almadex Minerals Limited "SpinCo". Shareholders will receive shares in "SpinCo" in proportion to their shareholdings in Almaden. There will be no change to shareholders' existing interests in the company.

Almaden will transfer to its shareholders, by way of an arrangement (the "SpinCo Arrangement") under the Business Corporations Act (British Columbia), all of the shares of SpinCo by way of a reduction and return of share capital. Upon closing of the transaction, SpinCo will be owned exclusively by existing Almaden shareholders in identical proportion to their pre-SpinCo Arrangement shareholdings of Almaden. Closing of the Spinco Arrangement is subject to several conditions including, but not limited to, approval by Almaden shareholders and the receipt of court and necessary regulatory approvals.

2. BASIS OF PRESENTATION

These unaudited pro forma consolidated financial statements give effect to the Arrangement Agreement whereby Almaden will transfer its interests detailed in the carve-out combined financial statements to Almadex Minerals Limited ("Almadex") for shares in Almadex. In addition, Almaden will subscribe for Almadex shares for an amount equal to $3,000,000.

The unaudited pro forma consolidated financial statements have been compiled from and include:

  An unaudited pro forma consolidated statement of financial position, which combines the consolidated statement of financial position of Almadex as at April 10, 2015 and the carve- out combined statement of financial position of Almaden Minerals Carve-out ("Carve-out) as at December 31, 2014, giving effect to the Arrangement Agreement as if it occurred on December 31, 2014; and
  An unaudited pro forma consolidated statement of comprehensive loss, which combines the statement of comprehensive loss of Almadex at the date of incorporation and the carve-out combined statement of loss of Carve-out for the year ended December 31, 2014 giving effect to the Arrangement Agreement as if it had occurred on January 1, 2014.

Almadex Minerals Limited "SpinCo"
Notes to the Pro Forma Consolidated Financial Statements
December 31, 2014
(Unaudited - prepared by management)
(Expressed in Canadian dollars, except percentage amounts and share information)

2. BASIS OF PRESENTATION (Continued)

These unaudited pro forma consolidated financial statements are provided for illustrative purposes only, and do not purport to represent the financial position that would have resulted had the Arrangement Agreement actually occurred on December 31, 2014 or the results of operations that would have resulted had the Arrangement Agreement actually occurred on January 1, 2014. Further, these pro forma consolidated financial statements are not necessarily indicative of the future financial position or results of operations on Almadex as a result of the Arrangement Agreement. These unaudited pro forma consolidated financial statements should be read in conjunction with the audited carve-out combined financial statements of Carve-out for the years ended December 31, 2014, 2013, and 2012 and the audited financial statements of Almadex as at its incorporation on April 10, 2015, all of which are contained within the information circular.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of theses unaudited pro forma consolidated financial statements are those as set out in Almaden Minerals Carve-out audited consolidated financial statements for the year ended December 31, 2014.

4. PRO FORMA ASSUMPTIONS

The pro forma consolidated statements of financial position and pro forma consolidated statement of comprehensive loss are based on the following assumptions:

(a) Almadex will receive $3,000,000 in cash as part of the Arrangement Agreement.

(b) The amount contained within reserves of $15,806,890 is transferred to share capital upon issuance of shares of 41,236,993 shares of Almadex for SpinCo at a price of approximately $0.38 per share.

SCHEDULE “G”

AUDITED FINANCIAL STATEMENTS OF SPINCO

[attached]

Almadex Minerals Limited "SpinCo"

Balance Sheet
As at the Date of Incorporation
April 10, 2015

Deloitte LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre .O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604.669.4466 Fax: 778.374.0496 www.deloitte.ca

Independent Auditor's Report

To the Directors of Almaden Minerals Ltd.

We have audited the accompanying balance sheet of Almadex Minerals Limited "Spinco", which comprise the balance sheet as at the date of incorporation April 10, 2015 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this balance sheet in accordance with International Financial Reporting Standards as issued by the International Accounting Standards
Board, and for such internal control as management determines is necessary to enable the preparation of the balance sheet that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this balance sheet based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the balance sheet. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the balance sheet, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the balance sheet.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the balance sheet presents fairly, in all material respects, the financial position of Almadex Minerals Limited as at April 10, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants
May 14, 2015
Vancouver, British Columbia

Almadex Minerals Limited "SpinCo"
Balance sheet
(Expressed in Canadian dollars)

April 10, 2015
$
Assets
Cash	100
Total Assets	100
Shareholder's Equity
Share capital - unlimited shares authorized, 100 issued and outstanding (Note 1)	100
Total Shareholder's Equity	100

These financial statements are authorized for issue by the Board of Directors of Almadex Minerals Limited on May 11, 2015

Approved by the Board of Directors

/s/ Duane Poliquin                                                                        /s/ Morgan Poliquin
 Director                                                                                          Director

The accompanying notes are an integral part of these consolidated financial statements.

Almadex Minerals Limited "Spinco"
Notes to the Financial Statements
As at the date of Incorporation April 10, 2015
(Expressed in Canadian dollars, except share information)

1.  ORGANIZATION

Almadex Minerals Limited (the "Company") was incorporated on April 10, 2015 under the laws of Canada Business Corporations Act as part of a plan of arrangement (the "Arrangement") to reorganize Almaden Minerals Ltd. ("Almaden"). The Company's intended business activity is the acquisition and exploration of exploration and evaluation properties in Canada, US and Mexico. To date, the Company has not commenced operations. The Company's head office is located at Suite 1103 - 750 West Pender Street, Vancouver, BC V6C 2T8, Canada. The Company issued one hundred shares upon incorporation. Shares have no par value and the number of authorized shares is unlimited.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The balance sheet has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Separate Statements of Income, Changes in Shareholder's Equity and Cash Flows have not been presented as there have been no activities for this entity to date.

SCHEDULE “H”

AUDITED CARVE-OUT COMBINED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

[attached]

Carve-out combined financial statements of

Almaden Minerals Carve-out

For the years ended December 31, 2014, 2013 and 2012

Almaden Minerals Carve-out
December 31, 2014, 2013 and 2012

Table of contents

Independent Auditor's Report¼¼¼¼¼¼¼¼¼¼¼¼.......................................................1-2

Notes to the carve-out combined financial statements...........................................................7-30

Deloitte LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604.669.4466 Fax: 778.374.0496 www.deloitte.ca

Independent Auditor's Report

To the Directors of Almaden Minerals Ltd.

We have audited the accompanying carve-out combined financial statements of Almaden Minerals Carve- out, which comprise the carve-out combined statements of financial position as at December 31, 2014 and December 31, 2013 and the carve-out combined statements of comprehensive loss, carve-out combined statements of changes in deficit/equity and carve-out combined statements of cash flows for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the carve-out combined financial statements
Management is responsible for the preparation and fair presentation of these carve-out combined financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of carve-out combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these carve-out combined financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the carve-out combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the carve-out combined financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the carve-out combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the carve-out combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the carve-out combined financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

May 14, 2015

Opinion
In our opinion, the carve-out combined financial statements present fairly, in all material respects, the financial position of Almaden Minerals Carve-out as at December 31, 2014 and December 31, 2013 its financial performance and its cash flows for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants
May 14, 2015
Vancouver, British Columbia

Almaden Minerals Carve-out
Carve-out combined statements of financial position
(Expressed in Canadian dollars)

	December 31,	December 31,
	2014	2013

	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 15)	233,042	127,686
Accounts receivable and prepaid expenses (Note 5)	379,545	430,535
Marketable securities (Note 6)	853,123	1,058,661
Inventory (Note 7)	274,768	274,768
	1,740,478	1,891,650

Non-current assets
Investment in associate (Note 8)	2,675,000	9,447,497
Exploration and evaluation assets deposit (Note 11(d)(vi))	-	138,929
Reclamation deposit (Note 4(l))	34,548	33,264
Contingent shares receivable (Note 9)	69,600	44,700
Property, plant and equipment (Note 10)	710,297	899,834
Exploration and evaluation assets (Note 11)	1,986,355	4,082,650
	5,475,800	14,646,874
TOTAL ASSETS	7,216,278	16,538,524

LIABILITIES
Current liabilities
Trade and other payables	52,890	166,596

EQUITY
Reserves (Note 12)	15,806,890	14,901,888
(Deficit) Capital contribution	(8,643,502)	1,470,040
	7,163,388	16,371,928
TOTAL EQUITY AND LIABILITIES	7,216,278	16,538,524
Commitments (Note 17)

The accompanying notes are an integral part of these carve-out combined financial statements.

These carve-out combined financial statements are authorized for issue by the Board of Directors of Almaden Minerals Ltd. on May 11, 2015.

They are signed behalf of Almaden Minerals Ltd.:

/s/Duane Poliquin                                                                                                                       /s/Mark T. Brown
  Director                                                                                                                                        Director

Almaden Minerals Carve-out
Carve-out combined statements of comprehensive loss
(Expressed in Canadian dollars)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Revenue
Interest Income	36,370	-	-
Other income	175,444	187,541	260,149
	211,814	187,541	260,149
Expenses (income)
Impairment of exploration and evaluation assets	2,570,663	371,038	1,268,856
General and administrative expenses (Note 20)	420,387	498,427	525,199
(Income)loss on exploration and evaluation assets (Note 14)	(55,111)	716,006	(47,500)
General exploration expenses	97,101	166,751	134,081
Share-based payments	56,580	38,195	171,625
	3,089,620	1,790,417	2,052,261
Operating loss	(2,877,806)	(1,602,876)	(1,792,112)

Other (loss) income
(Loss) gain on investment in associate (Note 8)	(135,209)	(818,889)	86,963
Impairment of investment in associate (Note 8)	(6,637,288)	-	-
Impairment of marketable securities (Note 6)	(405,903)	(1,274,743)	(3,856,819)
Gain (loss) on fair-value of contingent shares receivable (Note9)	24,900	(193,500)	(424,500)
(Loss) gain on sale of marketable securities	(42,220)	19,509	12,275
Foreign exchange (loss) gain	(40,016)	3,256	1,267
Net loss for the year	(10,113,542)	(3,867,243)	(5,972,926)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit
or loss
Net change in fair value of available-for-sale financial
assets, net of tax of nil	239,515	(84,585)	(2,341,238)
Reclassification adjustment relating to available-for-sale
financial assets included in net (loss) income,
net of tax of nil	42,413	(5,763)	4,334,680
Other comprehensive income (loss) for the year	281,928	(90,348)	1,993,442

Total comprehensive loss for the year	(9,831,614)	(3,957,591)	(3,979,484)

The accompanying notes are an integral part of these carve-out combined financial statements.

Almaden Minerals Carve-out
Carve-out combined statements of cash flows
(Expressed in Canadian dollars)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Operating activities
Net loss for the year	(10,113,542)	(3,867,243)	(5,972,926)
Items not affecting cash
Loss (gain) on investment in associate	135,209	818,889	(86,963)
Depreciation	191,033	235,082	248,294
Loss (gain) on sale of marketable securities	42,220	(19,509)	(12,275)
Loss (gain) on fair value of contingent shares receivable	(24,900)	193,500	424,500
Impairment of marketable securities	405,903	1,274,743	3,856,819
Impairment of investment in associate	6,637,288	-	-
Loss (income) on exploration and evaluation assets	-	716,006	(47,500)
Impairment of exploration and evaluation assets	2,570,663	371,038	1,268,856
Share-based payments	56,580	38,195	171,625
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	50,990	622,376	(128,814)
Trade and other payables	(113,706)	82,161	(74,528)
Net cash (used in) from operating activities	(162,262)	465,238	(352,912)
Investing activities
Reclamation deposit	(1,284)	-	96,500
Exploration & evaluation assets deposit	138,929	-	-
Net proceeds from sale of marketable securities	39,343	22,565	4,435,757
Purchases of Property, plant and equipment	(1,496)	(68,408)	(338,135)
Exploration and evaluation
Costs	(474,368)	(1,475,249)	(1,089,165)
Net proceeds on disposal	-	127,420	30,000
Net cash (used in) from investing activities	(298,876)	(1,393,672)	3,134,957
Financing activity
Funding provided by (to) Almaden Minerals Ltd.	566,494	812,252	(3,053,870)
Net cash from (used in) financing activities	566,494	812,252	(3,053,870)
Net cash (inflows) outflows	105,356	(116,182)	(271,825)
Cash and cash equivalents, beginning of year	127,686	243,868	515,693
Cash and cash equivalents, end of year	233,042	127,686	243,868
Supplemental cash and cash equivalents information - Note 15

The accompanying notes are an integral part of these carve-out combined financial statements.

Almaden Minerals Carve-out
Carve-out combined statements of changes in (deficit) equity
(Expressed in Canadian dollars)

	Reserves
	Funded by	Equity settled	Available-for-		(Deficit)
	Almaden	share-based	sale financial	Total	Capital
	Minerals Ltd.	payments	assets	reserves	contribution	Total
	$	$	$	$	$	$
Balance, January 1, 2012	16,178,212	703,950	(1,851,570)	15,030,592	11,310,209	26,340,801
Share-based payments	-	171,625	-	171,625	-	171,625
Total funding withdrawn by Almaden Minerals Ltd. for the year	(3,053,870)	-	-	(3,053,870)	-	(3,053,870)
Total comprehensive loss for the year	-	-	1,993,442	1,993,442	(5,972,926)	(3,979,484)
Balance, December 31, 2012	13,124,342	875,575	141,872	14,141,789	5,337,283	19,479,072
Share-based payments	-	38,195	-	38,195	-	38,195
Total funding provided by Almaden Minerals Ltd. for the year	812,252	-	-	812,252	-	812,252
Total comprehensive loss for the year	-	-	(90,348)	(90,348)	(3,867,243)	(3,957,591)
Balance, December 31, 2013	13,936,594	913,770	51,524	14,901,888	1,470,040	16,371,928
Share-based payments	-	56,580	-	56,580	-	56,580
Total funding provided by Almaden Minerals Ltd. for the year	566,494	-	-	566,494	-	566,494
Total comprehensive loss for the year	-	-	281,928	281,928	(10,113,542)	(9,831,614)
Balance, December 31, 2014	14,503,088	970,350	333,452	15,806,890	(8,643,502)	7,163,388

The accompanying notes are an integral part of these carve-out combined financial statements.

Almaden Minerals Carve-out
Notes to the carve-out combined financial statements
For the years ended December 31, 2014, 2013 and 2012
Presented in Canadian dollars

1.  Nature of Operations

Almaden Minerals Carve-out ("Carve-out" or the "Entity") is an exploration stage entity that is engaged directly in the exploration and development of exploration and evaluation properties in Canada, US and Mexico. The address of the Entity's registered office is Suite 1710 -1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Entity is in the business of exploring and developing new mineral projects and has not yet determined whether these projects are economically recoverable mineral reserves. The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Entity to obtain the necessary financing or participation of joint venture partners to complete development of the properties and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2.  Basis of Presentation

(a) Statement of Compliance with International Financial Reporting Standards

These carve-out combined financial statements have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

(b) Basis of preparation

These carve-out combined financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value.

These carve-out combined financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2014.

The following basis of preparation for the carve-out combined statements of financial position, comprehensive loss, changes in reserves and cash flows of Carve-out have been applied:

  All assets and liabilities directly attributable to Carve-out have been extracted in these carve- out combined financial statements;
  All revenue and expenses directly attributable to Carve-out have been extracted in these carve-out combined financial statements;
  Common expenses have been allocated on a pro-rata basis to Carve-out based on the level of exploration and evaluation activities during the applicable years;
  Income taxes have been calculated as if Carve-out had been a separate legal entity and had filed a separate tax return for the periods presented.
(c) Functional currency

The functional and reporting currency of the Entity and its subsidiaries is the Canadian dollar.

Almaden Minerals Carve-out
Notes to the carve-out combined financial statements
For the years ended December 31, 2014, 2013 and 2012
Presented in Canadian dollars

2.  Basis of preparation (Continued)

(d) Significant accounting judgments and estimates

The preparation of these carve-out combined financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The carve-out combined financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the carve-out combine financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

  The assessment that the Entity has significant influence over the investment in Gold Mountain Mining Corporation ("Gold Mountain") (Note 8) which results in the use of the equity accounting method for accounting for this investment. In making their judgment, management considered its percentage ownership, the composition of the Board of Directors of Gold Mountain, the common directors and management between Gold Mountain and the Entity and the intercompany transactions and relationship with Gold Mountain and concluded that significant influence exists.
  The analysis of the functional currency for each subsidiary entity of Carve-out. In concluding that the Canadian dollar is the functional currency of all Carve-out companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Entity operates. As no single currency was clearly dominant, the Entity also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.
Estimates
  the recoverability of accounts receivable which is included in the carve-out combined statements of financial position;
  the carrying value of the marketable securities and the recoverability of the carrying value which are included in the carve-out combined statements of financial position;
  the carrying value of investments, and the estimated annual gains or losses recorded on investments from income and dilution, and the recoverability of the carrying value which are included in the carve-out combined statements of financial position;
  the estimated useful lives of property, plant and equipment which are included in the carve-out combined statements of financial position and the related depreciation included in the carve-out combined statements of comprehensive loss;

Almaden Minerals Carve-out
Notes to the carve-out combined financial statements
For the years ended December 31, 2014, 2013 and 2012
Presented in Canadian dollars

2.Basis of preparation (Continued)

(d)       Significant accounting judgments and estimates (continued)

Estimates (Continued)

  the estimated value of the exploration and development costs which are recorded in the carve-out combined statements of financial position;
  the inputs used in accounting for share option expense in the carve-out combined statements of comprehensive loss;
  the provision for income taxes which is included in the carve-out combined statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the carve-out combined statements of financial position at December 31, 2014;
  the inputs used in determining the various commitments and contingencies accrued in the carve-out combined statement of financial position;
  the assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable;
  the estimated fair value of contingent share payments receivable in the event that Gold Mountain achieves some or all of the specified resource and production levels described in Note 9(a);
  the estimated fair value of contingent share payments receivable in the event that Goldgroup Mining Inc. achieves some or all of the specified resource and production levels described in Note 9(b).
3. Arrangement Agreement

Almaden Minerals Ltd. (the "Company") announced on October 21, 2014 that its Board of Directors has unanimously approved a strategic reorganization of its exploration business. Almaden's early stage exploration projects, royalty interests and certain other non-core assets are being spun out to a newly incorporated company Carve-out. Shareholders will receive shares in Carve-out in proportion to their shareholdings in Almaden. There will be no change to shareholders' existing interests in the Company.

Carve-out will hold the following key assets:
  a 2% net Smelter Return ("NSR") royalty on the Company's Tuligtic Property in Mexico, which hosts the Company's Ixtaca gold-silver development project;
  a 1.5% NSR on the Caballo Blanco gold deposit in Mexico, a development project currently operated by Goldgroup Mining Inc.;
  a 2% NSR on the Elk gold deposit in Canada, an advanced exploration project currently operated by Gold Mountain Mining Corp.;
  a portfolio of 21 additional NSR royalties on exploration projects in Mexico, Canada and the United States identified through the Company's past prospect generator activities;
  a 100% interest in the El Cobre copper-gold porphyry exploration project in Mexico and the Willow copper-gold porphyry exploration project in Nevada, in addition to a portfolio of 20 other exploration projects, many of which are located in eastern Mexico; and
  sufficient working capital to satisfy stock exchange requirements.

Almaden Minerals Carve-out
Notes to the carve-out combined financial statements
For the years ended December 31, 2014, 2013 and 2012
Presented in Canadian dollars

3.  Arrangement Agreement (Continued)

Almaden will transfer to its shareholders, by way of an arrangement (the "SpinCo Arrangement") under the Business Corporations Act (British Columbia), all of the shares of Carve-out by way of a reduction and return of share capital. Upon closing of the transaction, Carve-out will be owned exclusively by existing Almaden shareholders in identical proportion to their pre-Carve-out Arrangement shareholdings of Almaden. Closing of the Carve-out Arrangement is subject to several conditions including, but not limited to, approval by Almaden shareholders and the receipt of court and necessary regulatory approvals.

The details of these carve-out statements are as follows:

These carve-out combined financial statements reflect the assets, liabilities, revenues, expenses and cash flows of the operations included in the Exploration Business to be spun out by Almaden.

4.  Significant accounting policies

(a) Basis of combination

The carve-out combined financial statements include the accounts of the following companies:

Subsidiaries	Jurisdiction	Nature of operations

Almaden America Inc.	USA	exploration company
Republic Resources Ltd.	Canada	service company
Ixtaca Precious Metals Inc.	Canada	holding company
Pangeon Holdings Ltd.	Canada	holding company
Almaden de Mexico, S.A. de C.V.	Mexico	exploration company
Minera Gavilan, S.A. de C.V.	Mexico	exploration company
Minera Alondra, S.A. de C.V.	Mexico	holding company
Compania Minera Zapata, S.A. de C.V.	Mexico	exploration company

Investments where the Entity has the ability to exercise significant influence are accounted for using the equity method. Under this method, the Entity's share of the investee's earnings or losses is included in operations and its investments therein are adjusted by a like amount. Dividends received from these investments are credited to the investment. The Entity's 38.8% interest in Gold Mountain is accounted for using the equity method.

(a) Basis of combination (continued)

The Entity accounts for its interest in the jointly controlled ATW project by recognizing its share of the jointly controlled assets classified according to the nature of the assets.

Inter-company balances and transactions, including unrealised income and expenses arising from inter-company transactions, are eliminated in preparing the combined financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Entity's interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Almaden Minerals Carve-out
Notes to the carve-out combined financial statements
For the years ended December 31, 2014, 2013 and 2012
Presented in Canadian dollars

4.  Significant accounting policies (Continued)

(b) Foreign currencies

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(c) Financial instruments
Financial assets

The Entity classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Entity's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives including contingent shares receivable, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in net income (loss).

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. The Entity classifies its cash and cash equivalents and accounts receivable as "loans and receivables".

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Entity's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in net income (loss).

Available-for-sale - Non-derivative financial assets not included in the above categories and which include marketable securities are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in other comprehensive income (loss). Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of significant or prolonged decline in value, the amount of the loss is removed from equity and recognized in net income (loss).

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Almaden Minerals Carve-out
Notes to the carve-out combined financial statements
For the years ended December 31, 2014, 2013 and 2012
Presented in Canadian dollars

4.  Significant accounting policies (Continued)

(c) Financial instruments (continued)
Financial liabilities

The Entity classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Entity's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in net income (loss).

Other financial liabilities - This category includes promissory notes, amounts due to related parties and trade and other payables, all of which are recognized at amortized cost.

(d) Cash and cash equivalents

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days. Short-term investments include money market instruments with terms to maturity exceeding ninety days.

(e) Inventory

Inventory is valued at the lower of the average cost of mining and estimated net realizable value.

(f)       Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated annually on a declining-balance basis at the following rates:

Automotive equipment	30%
Geological library	20%
Field equipment	20%
Drill equipment	20%

(g) Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Entity and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty. The following specific recognition criteria must also be met before revenue is recognized:

Interest income
Revenue is recognized as interest accrues (using the effective interest rate, that is, the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Other income
Revenue from other income consists of office rental and contract exploration services provided to

Almaden Minerals Carve-out
Notes to the carve-out combined financial statements
For the years ended December 31, 2014, 2013 and 2012
Presented in Canadian dollars

4.  Significant accounting policies (Continued)

(g) Revenue recognition (continued)

third parties and are recognized upon completion of the services for which the measurement of the consideration can be reasonably assured and the ultimate collection is reasonably assured.

(h) Exploration and evaluation

The Entity is in the exploration stage with respect to its investment in exploration and evaluation assets and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims to which the Entity has rights and crediting all proceeds received for farm-out arrangements or recovery of costs against the cost of the related claims. Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of an impairment.

The Entity considers the following facts and circumstances in determining if it should test exploration and evaluation assets for impairment:

(i)       the period for which the Entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.

(ii)       substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned.

(iii)      exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the Entity has decided to discontinue such activities in the specific area; and

(iv)      sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation assets is unlikely to be recovered in full from successful development or by sale.

An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farm-out of the property result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized. General exploration costs in areas of interest in which the Entity has not secured rights are expensed as incurred.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Entity to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Entity recognizes in income costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are

Almaden Minerals Carve-out
Notes to the carve-out combined financial statements
For the years ended December 31, 2014, 2013 and 2012
Presented in Canadian dollars

4.  Significant accounting policies (Continued)

(h) Exploration and evaluation (continued)

first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

All capitalized exploration and evaluation expenditure is monitored for indications of impairment.

Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations. Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

(i)       Impairment of property, plant and equipment and intangible assets

Property, plant and equipment and finite life intangible assets are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. If any such indication is present, the recoverable amount of the asset is estimated in order to determine whether impairment exists. Where the asset does not generate cash flows that are independent from other assets, the Entity estimates the recoverable amount of the cash-generating unit to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

An asset's recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount. Impairment is recognized immediately as additional depreciation. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal is recognized as a reduction in the depreciation charge for the period.

(j)       Income taxes

Deferred tax is recorded using the liability method, recognized on temporary differences between the carrying amounts of assets and liabilities in the combined financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax assets are recognized for all deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are not recognized if temporary differences arise from goodwill or from the initial recognition (other than a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor the accounting profit.

Almaden Minerals Carve-out
Notes to the carve-out combined financial statements
For the years ended December 31, 2014, 2013 and 2012
Presented in Canadian dollars

4.Significant accounting policies (Continued)

(j)       Income taxes (continued)

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interest in joint ventures, except where the Entity is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates that have been substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflect the tax consequences that would follow from the manner in which the Entity expects to recover or settle the carrying amount of its assets and liabilities at the end of the reporting period.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Entity intends to settle its current tax liabilities and assets on a net basis.

Current and deferred income tax expense or recovery are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity in the current or prior periods, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.

Any premium paid for flow-through shares in excess of market value of those shares without the flow- through feature is recorded as other liabilities at the time of issue and recognized as a component of tax recovery at the time the qualifying expenditures are made.

(k) Share-based payments

The Company grants stock options to buy common shares of the Entity to directors, officers, employees and consultants. The board of directors of the Company grants such option for periods of up to five years, with vesting periods determined at the sole discretion of the board and at prices equal to the volume weighted average price for the five days immediately preceding the date the options were granted.

The fair value of the options is measured at the date the options are granted, using the Black-Scholes option pricing model, and is recognized over the period that the employees earn the options. The fair value is recognized as an expense with a corresponding increase in equity settled employee compensation reserve. The amount recognized as expense is adjusted to reflect the number of share options expected to vest.

(l) Reclamation and closure cost obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of exploration and evaluation assets. Such costs arising for the decommissioning of plant and other site preparation

Almaden Minerals Carve-out
Notes to the carve-out combined financial statements
For the years ended December 31, 2014, 2013 and 2012
Presented in Canadian dollars

4.  Significant accounting policies (Continued)

(l) Reclamation and closure cost obligations (continued)

work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Entity has $12,500 (2013 - $12,500) of reclamation deposits held with the Ministry of Mines should any other reclamation and closure cost obligations arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in British Columbia and $22,048 (2013 - $20,764) of reclamation deposits held with the State of Nevada should any asset retirement obligation arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in Nevada.

When the Entity enters into an option agreement on its exploration and evaluations assets, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

(m) Future accounting standards

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee ("IFRIC") but not yet effective as at December 31, 2014. The Entity intends to adopt these standards and interpretations when they become effective. The Entity does not expect these standards to have an impact on its combined financial statements. Pronouncements that are not applicable to the Entity have been excluded from those described below.

The following are the accounting standards issued but not yet effective, as of January 1, 2015.

(i)      Effective for annual periods beginning on or after January 1, 2015:
Amended standard IFRS 7 Financial Instruments: Disclosures - The amendments to IFRS 7 outline the disclosures required when initially applying IFRS 9 Financial Instruments.

(ii)   Effective for annual periods beginning on or after January 1, 2018:
New standard IFRS 15 Revenue from Contracts with Customers - IFRS 15 provides guidance on how and when revenue from contracts with customers is to be recognized, along with new disclosure requirements in order to provide financial statement users with more informative and relevant information.

(iii)   New standard IFRS 9 Financial Instruments - Partial replacement of IAS 39 Financial
Instruments: Recognition and Measurement. The mandatory effective date has been removed from the standard and will only be replaced when all sections of the standard have been completed.

Almaden Minerals Carve-out
Notes to the carve-out combined financial statements
For the years ended December 31, 2014, 2013 and 2012
Presented in Canadian dollars

4.  Significant accounting policies (Continued)

(m) Future accounting standards (continued)

The Entity has not early adopted these new and amended standards and is currently assessing the impact that these standards will have on the combined financial statements.

5.  Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	December 31,	December 31,
	2014	2013
Accounts receivable	$439,351	$492,137
Excise tax receivable	5,023	4,025
Allowance for doubtful accounts	(79,485)	(79,485)
Prepaid expenses	14,656	13,858
	$379,545	$430,535

At December 31, 2014, the Entity has recorded value added taxes of $23,377 (2013 - $55,797) in exploration and evaluation assets as the value added tax relates to certain projects and will be recovered when the assets are sold.

6.  Marketable securities

Marketable securities consist of equity securities over which the Entity does not have control or significant influence. Marketable securities are designated as available for sale and valued at fair value. Unrealized gains and losses due to year end revaluation to fair value, other than those determined to be other than significant or prolonged losses are recorded as other comprehensive income or loss. During the year ended December 31, 2014, the Entity determined that $405,903 (2013 - $1,274,743; 2012 - $3,856,819) of unrealized loss recorded in available-for-sale financial assets was a result of significant or prolonged losses.

7.  Inventory

Inventory consists of 1,597 ounces of gold which is valued at the lower of average cost of mining and estimated net realizable value. The market value of the gold at December 31, 2014 is $2,200,086 (2013 - $2,005,251).

Almaden Minerals Carve-out
Notes to the carve-out combined financial statements
For the years ended December 31, 2014, 2013 and 2012
Presented in Canadian dollars

8.  Investment in associate

Gold Mountain Mining Corporation

On July 26, 2011, the Entity closed an Asset Sale Agreement under which Gold Mountain acquired 100% of the Elk gold deposit in Merritt, British Columbia and Carve-out retains a 2% NSR ("Net Smelter Return") royalty in the project. Under the terms of the agreement, Carve-out received 35 million common shares of Gold Mountain and recorded a gain on sale in the amount of $4,122,166 and management's best estimate of the fair value of the contingently issuable shares of $144,000 as described in note 9(a). Concurrent with the transaction, Carve-out sold 8.25 million common shares of Gold Mountain to third parties at $0.355 per share for gross proceeds of $2,928,750 resulting in no gain or loss on sale and now holds 26.75 million common shares of Gold Mountain representing a 38.8% interest. Upon completion of the transaction, Duane Poliquin (Chairman and Director of Almaden) and Morgan Poliquin (CEO and Director of Almaden) became directors of Gold Mountain.

Carve-out is accounting for this investment using the equity method as the Entity has determined that significant influence exists. Carve-out has recorded its equity share of Gold Mountain's loss during the year ended December 31, 2014 in the amount of a loss of $135,209 (2013 - $818,889 loss; 2012 - $86,963 income). At the year ended December 31, 2014, the Entity wrote down its investment in associates to their fair value and recorded impairment charges of $6,637,288 (2013 - $Nil; 2012 - $Nil) as the decline in value was considered significant and prolonged as at December 31, 2014.

The continuity of the Entity's investment in associate for the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012
Balance, beginning of year	$9,447,497	$10,266,386	$10,179,423
Entity's share of net (loss) income	(135,209)	(818,889)	86,963
Impairment	(6,637,288)	-	-
Balance, end of year	$2,675,000	$9,447,497	$10,266,386

During the year ended December 31, 2014, the Entity charged Gold Mountain $Nil (2013 - $Nil; 2012 - $352,674) for expenditures relating to the Elk project and IP services undertaken on behalf of Gold Mountain. These amounts were valued at the exchange amount agreed to by the parties. The following table summarizes the financial information of Gold Mountain for its years ended December
31, 2014 and 2013:

	December 31,	December 31,
	2014	2013
Current assets	$3,085,070	$2,606,837
Non-current assets	$27,661,031	$28,529,408
Current liabilities	$40,827	$51,923
Non-current liabilities	$1,664,608	$1,694,901
Revenue	$9,953	$51,141
Loss	$379,047	$341,483

Almaden Minerals Carve-out
Notes to the carve-out combined financial statements
For the years ended December 31, 2014, 2013 and 2012
Presented in Canadian dollars

9.  Contingent shares receivable

(a)        Gold Mountain Mining Corporation

As part of the Asset Sale Agreement with Gold Mountain, Carve-out received an additional 2 million common shares held in escrow subject to the following conditions:

i. 1,000,000 common shares upon the establishment of one million ounces of measured or indicated reserves of gold on the property; and
ii. 1,000,000 common shares upon the establishment of an additional one million ounces of measured and indicated reserves of gold on the property.

Any bonus shares not released from escrow within five years will be cancelled. The Entity has recorded a contingent share receivable of $15,000 (2013 - $13,500) based on management's best estimate of the fair value of the common shares as at December 31 , 2014 and a gain on fair value adjustment of $1,500 (2013 - $76,500 loss; 2012 - $54,000 loss) in the statements of comprehensive loss during the year ended December 31, 2014.

(b) Goldgroup Mining Inc.

On October 14, 2011, the Entity completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup Mining Inc. ("Goldgroup"). The Entity retains in its Mexican subsidiary an undivided 1.5% NSR in Caballo Blanco. In consideration, Goldgroup paid to Carve-out cash consideration of US$2.5 million and issued 7 million of its common shares. An additional 7 million common shares will be issued to Carve-out under the following conditions:

i. 1,000,000 common shares upon commencement of commercial production on the Caballo Blanco project,
ii. 2,000,000 common shares upon measured and indicated resources including cumulative production reaching 2,000,000 ounces of gold,
iii. 2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 5,000,000 ounces of gold, and
iv. 2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 10,000,000 ounces of gold.

On December 24, 2014, Goldgroup sold Caballo Blanco to Timmins Gold Corp ("Timmins"). If Timmins achieves the above conditions, management believes that the bonus common shares will continue to be payable from Goldgroup.

The Entity has recorded a contingent share receivable of $54,600 (2013 - $31,200) based on management's best estimate of the fair value of the common shares as at December 31, 2014 and a gain on fair value adjustment in the statements of comprehensive loss during the year ended December 31, 2014 of $23,400 (2013 - $117,000 loss; 2012 - $370,500 loss).

Almaden Minerals Carve-out
Notes to the carve-out combined financial statements
For the years ended December 31, 2014, 2013 and 2012
Presented in Canadian dollars

10.  Property, plant and equipment

	Automotive	Geological	Field	Drill
	equipment	library	equipment	equipment	Total
	$	$	$	$	$
Cost
January 1, 2012	357,633	13,346	137,256	1,493,366	2,001,601
Additions	9,167	-	17,619	41,623	68,409
December 31, 2013	366,800	13,346	154,875	1,534,989	2,070,010

Accumulated depreciation
January 1, 2012	212,802	12,991	59,693	649,606	935,092
Depreciation	44,824	71	17,275	172,914	235,084
December 31, 2013	257,626	13,062	76,968	822,520	1,170,176

Net Carrying amounts
January 1, 2012	144,831	355	77,563	843,760	1,066,509
December 31, 2013	109,174	284	77,907	712,469	899,834

Cost
January 1, 2013	366,800	13,346	154,875	1,534,989	2,070,010
Additions	-	-	1,497	-	1,497
December 31, 2014	366,800	13,346	156,372	1,534,989	2,071,507

Accumulated depreciation
January 1, 2013	257,626	13,062	76,968	822,520	1,170,176
Depreciation	32,752	57	15,731	142,494	191,033
December 31, 2014	290,378	13,119	92,699	965,014	1,361,209

Net Carrying amounts
January 1, 2013	109,174	284	77,907	712,469	899,834
December 31, 2014	76,422	227	63,673	569,975	710,297

Almaden Minerals Carve-out
Notes to the carve-out combined financial statements
For the years ended December 31, 2014, 2013 and 2012
Presented in Canadian dollars

11.           Exploration and evaluation assets

	El	ATW	Willow	Other	Total
	Cobre			Properties
Exploration and evaluation	$	$	$	$	$
assets
Acquisition costs
Opening balance
(December 31, 2013)	47,261	46,451	148,254	13,045	255,011
Additions	-	-	-	1,015	1,015
Impairment of deferred
acquisition costs	-	(46,450)	(148,253)	(1,016)	(195,719)
Closing balance
(December 31, 2013)	47,261	1	1	13,044	60,307

Deferred exploration costs
Opening balance
(December 31, 2013)	1,315,226	1,423,530	700,688	388,195	3,827,639
Costs incurred during the year
Professional/technical fees	43,628	-	-	19,186	62,814
Claim maintenance/lease costs	58,321	23,712	25,956	117,640	225,629
Geochemical, metallurgy	735	-	-	19,056	19,791
Travel and accommodation	6,260	-	-	7,255	13,515
Geology, exploration	27,272	-	-	89,054	116,326
Supplies and misc.	5,285	72	-	6,544	11,901
Value-added tax	-	-	-	23,377	23,377
Impairment of deferred exploration costs	-	(1,447,314)	(726,644)	(200,986)	(2,374,944)

	141,501	(1,423,530)	(700,688)	81,126	(1,901,591)
Closing balance
(December 31, 2014)	1,456,727	-	-	469,321	1,926,048
Total exploration and
evaluation assets	1,503,988	1	1	482,365	1,986,355

Almaden Minerals Carve-out
Notes to the carve-out combined financial statements
For the years ended December 31, 2014, 2013 and 2012
Presented in Canadian dollars

11.Exploration and evaluation assets (Continued)

	El	ATW	Willow	BP	Other	Total
	Cobre				Properties
Exploration and evaluation	$	$	$	$	$	$
assets
Acquisition costs
Opening balance
(December 31, 2012)	45,599	46,451	148,254	110,047	95,061	445,412
Additions	1,662	-	-	-	513,264	514,926
Proceeds from options	-	-	-	-	(317,420)	(317,420)
Proceeds received from options
on exploration and evaluation
assetsin excess of cost-
reclassified to income
	-	-	-	(110,047)	(277,849)	(387,896)
Impairment of deferred
acquisition costs	-	-	-	-	(11)	(11)
Closing balance
(December 31, 2013)	47,261	46,451	148,254	-	13,045	255,011

Deferred exploration costs
Opening balance
(December 31, 2012)	1,107,394	1,407,365	677,626	169,430	239,638	3,601,453
Costs incurred during the year
Drilling and related costs	87,882	-	-	-	-	87,882
Professional/technical fees	25,584	-	1,597	49	65,231	92,461
Claim maintenance/lease costs	49,318	15,550	21,465	-	403,709	490,042
Geochemical, metallurgy	30,585	-	-	-	37,452	68,037
Travel and accommodation	1,609	-	-	-	3,187	4,796
Geology, exploration	4,740	531	-	-	153,701	158,972
Supplies and misc.	-	84	-	-	9,349	9,433
Reclamation, environmental	8,114	-	-	-	1,745	9,859
Value-added tax
	-	-	-	-	55,797	55,797
Recoveries
	-	-	-	-	(16,956)	(16,956)
Proceeds from options
	-	-	-	(22,000)	(13,000)	(35,000)
Proceeds received from options
on exploration and evaluation
assets in excess (deficiency) of
cost- reclassified to income (loss)	-	-	-	(147,479)	(180,631)	(328,110)
Impairment of deferred
exploration costs
	-	-	-	-	(371,027)	(371,027)

	207,832	16,165	23,062	(169,430)	148,557	226,186
Closing balance
(December 31, 2013)	1,315,226	1,423,530	700,688	-	388,195	3,827,639
Total exploration and
evaluation assets	1,362,487	1,469,981	848,942	-	401,240	4,082,650

Almaden Minerals Carve-out
Notes to the carve-out combined financial statements
For the years ended December 31, 2014, 2013 and 2012
Presented in Canadian dollars

11.  Exploration and evaluation assets (Continued)

The following is a description of the Entity's most significant property interests and related spending commitments:

(a) El Cobre

During 2011, the Entity completed the sale of its 30% interest in the Caballo Blanco property located in Veracruz, Mexico to Goldgroup. As part of the sale, Goldgroup transferred to Carve-out its 40% interest in the El Cobre property. The Entity owns a 100% interest in the El Cobre property.

(b) ATW

The Entity has a net 66.2% interest in this diamond property in the Northwest Territories, Canada through its 50% ownership of shares in ATW Resources Ltd. which holds the mineral claim. . Given that no further expenditures are planned, the Entity recorded a write-down in 2014 of $1,493,764 (2013 - $Nil; 2012: $Nil) to a carrying value of $1.

(c) Willow

In 2007, the Entity acquired a 100% interest in the Willow property in Nevada, U.S.A. by staking.
Given that no further expenditures are planned, the Entity recorded a write-down in 2014 of $874,897 (2013 - $Nil; 2012 - $Nil) to a carrying value of $1.

(d) Other

(i) Nicoamen River
The Entity staked and acquired a 100% interest in the Nicoamen River property located in the southern interior region of British Columbia, Canada.

(ii) Skoonka Creek
The Entity has a 34.14% interest in the Skoonka Creek gold property located northeast of Lytton, British Columbia, Canada. The Entity recorded a write-down in 2014 of $Nil (2013 - $8,077; 2012 - $Nil).

(iii) Merit
The Entity acquired by staking a 100% interest in the Merit property. During 2010, the Entity entered into an Option Agreement with Sunburst Explorations Inc. ("Sunburst") to earn a 60% interest subject to certain terms and conditions. Sunburst terminated the Option Agreement in 2013. The Entity recorded a write-down in 2014 of $109,734 (2013 - $5,697; 2012 - income of $5,000).

(iv) San Jose
The Entity purchased a 100% interest in the San Jose claim. The Entity recorded a write- down in 2014 of $427 (2013 - $24,676; 2012 - $56,283).

Almaden Minerals Carve-out
Notes to the carve-out combined financial statements
For the years ended December 31, 2014, 2013 and 2012
Presented in Canadian dollars

11.   Exploration and evaluation assets (Continued)

( d)  Other

(v) Yago & BP
In 2013, the Yago and BP properties were vended along with several others (Black Jack Springs property in Nevada and the Mezquites, San Pedro and Llano Grande properties in Mexico) to Tarsis Resources Ltd. ("Tarsis") for 4 million shares of Tarsis and a 2% NSR royalty. In addition, Tarsis must issue an additional 200,000 shares to the Entity for each new property acquired within the area of influence and a further 800,000 shares upon the first time disclosure of a mineral resource on each and any of the new properties. In 2013, the
Entity's carrying value of the properties was $438,530 resulting in a loss of $218,532 as reported in Note 14.

(vi) Matehuapil
During 2007, the Entity was successful in its bid to acquire a 100% interest in the Matehuapil claim. In 2008 the purchase price was paid outright. A bond in the amount of $138,929 ("Mineral Property Deposit") to pay for the purchase of an NSR royalty was required to remain in place until the NSR was purchased. The Entity abandoned the claims in 2013 and the bond was released on June 3, 2014.

(vii) Caldera
The Entity acquired a 100% interest in the Caldera property by staking. The Entity recorded a write-down in 2014 of $35,846 (2013 - $102,021; 2012 - $485,693).

(viii) Other write-downs of interest in exploration and evaluation assets
The Entity wrote down its interest in other exploration and evaluation assets in aggregate by $55,996 at year ended December 31, 2014 (2013 - $190,984; 2012 - $343,739).

12.  Reserves

Almaden Minerals Ltd.'s investment in the operations of Carve-out is presented as Reserves in the carve-out combined financial statements. Deficit/Capital contributions represent the accumulated net losses of the carve-out operation, the accumulated net contributions from Almaden and that portion of the share-based payments allocated to Carve-out. The portion of the share-based payments was determined based on the exploration costs incurred on Carve-out properties over the years ended December 31, 2014, 2013 and 2012.

Net financing transactions with Almaden Minerals Ltd. as presented in the carve-out combined statements of cash flows represents the net contributions related to the funding of operations between Carve-out and Almaden.

13.  Related party transactions

Management Services

Management services include Almaden Minerals Ltd. members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the former Vice-President-Mining. During the year ended December 31, 2014, the Entity incurred $125,563 (2013 - $107,895; 2012 - $233,599) of costs associated with the management of the Entity. The cost allocation is on a pro-rata basis of

Almaden Minerals Carve-out
Notes to the carve-out combined financial statements
For the years ended December 31, 2014, 2013 and 2012
Presented in Canadian dollars

13.  Related party transactions (Continued)

Management Services (continued)

exploration and evaluation activities of Almaden. The cost allocation is applies to the director's fees, salaries, consulting fees and share based compensation.

14.  Income (loss) on exploration and evaluation assets

Income (loss) on exploration and evaluation assets is comprised of the following:

	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
Sale of Yago, Mezquites, Llano Grande,
San Pedro, BP and Black Jack Springs
properties	$-	$(218,532)	$-
Sale of Caballo Blanco property	-	(469,045)	-
Sale of Elk property	-	-	-
Other	55,111	(28,429)	47,500
	$55,111	$(716,006)	$47,500

During the year ended December 31, 2014, recorded in Other is a reduction of the December 31, 2013 accrual reversing previous years' exploration costs as a result of a Canada Revenue Agency review of Carve-out's 2010 and 2011 British Columbia Mining Exploration Tax Credit ("BCMETC") from various grassroots mineral projects in British Columbia, Canada.

During year ended December 31, 2013, the Entity paid $469,045 in the form of cash and shares as part of the consideration payable to obtain a reduction in a royalty with respect to a property interest in Caballo Blanco property. The payment and shares are the result of a 2011 royalty agreement that has been subsequently amended pursuant to an Amended Royalty Agreement.

15.Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

	December 31,	December 31,	December 31,
	2014	2013	2012

Investing and financing activities
Fair value of share options transferred to
share capital on exercise of options	$6,750	$13,665	$62,400
Shares received on sale of Dill property	-	5,000	17,500
Shares received on sale of Yago,
Mezquites, Llano Grande, San Pedro
BP and Black Jack Springs properties	-	220,000	-

Almaden Minerals Carve-out
Notes to the carve-out combined financial statements
For the years ended December 31, 2014, 2013 and 2012
Presented in Canadian dollars

16.   Income taxes

(a) The provision for income taxes differs from the amounts computed by applying the Canadian statutory rates to the net loss before income taxes due to the following:

	December 31,	December 31,	December 31,
	2014	2013	2012
Loss before taxes	$(10,113,542)	$(3,867,243)	$(5,972,926)
Statutory rate	26.00%	25.75%	25.00%

Expected income tax	(2,629,521)	(995,815)	(1,493,232)
Effect of different tax rates in foreign jurisdictions	(76,846)	(96,335)	(300,140)
Non-deductible stock based compensation	14,711	9,835	42,592
Other permanent items	39,022	425,646	384,272
Change in deferred tax assets not recognized	1,109,116	2,693,362	775,337
Impact of change in tax rates	-	(419,001)	-
Impact of deferred tax rates applied vs. current statutory rates	-	(2,179)	13,508
Adjustments for tax return filings	1,543,518	(1,615,513)	577,663
	$-	$-	$-

The applicable tax rate in Canada for the year ended December 31, 2014 was 26% (2013 - 25.75%; 2012 - 25%) which reflects the legislated provincial tax rate increase from 10% to 11% on April 1, 2013.

(b) The significant components of deferred income tax assets (liabilities) are as follows:

	December 31,	December 31,	December 31,
	2014	2013	2012

Deferred tax assets
Non-capital losses	$4,628	$418	$371,828
Property, plant and equipment	(4,628)	(418)	(296)
	-	-	371,532
Deferred tax liabilities
Exploration and evaluation assets	18,096	11,622	(334,482)
Contingent shares receivable	(18,096)	(11,622)	(37,050)
	-	-	(371,532)
Net deferred tax assets (liabilities)	$-	$-	$-

Almaden Minerals Carve-out
Notes to the carve-out combined financial statements
For the years ended December 31, 2014, 2013 and 2012
Presented in Canadian dollars

16.Income taxes (Continued)

(c) Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31,	December 31,	December 31,
	2014	2013	2012

Non-capital loss carryforwards	$9,946,931	$10,020,409	$7,363,762
Exploration and evaluation assets	14,959,245	6,753,005	7,452,192
Property, plant and equipment	364,797	162,753	101,834
Marketable securities	5,401,681	5,421,778	4,104,998
	$30,672,654	$22,357,945	$19,022,786

At December 31, 2014, the Entity had operating loss carryforwards available for tax purposes in Canada of $52,712 (2013 - $17,948; 2012 - $51,170) which expire between 2031 and 2033, in the United States of $102,352 (2013 - $361,713; 2012 - $16,422) which expire between 2031 and 2033 and in Mexico of $9,791,867 (2013 - $9,564,325; 2012 - $7,296,170) which expire between 2014 and 2023.

Taxable temporary differences in relation to investments in associates for which a deferred tax liability has not been recognized is $Nil million (2013 - $5.6 million; 2012 - $6.2 million).

17.  Commitments

The Entity intends to enter into a Management Service Contract through 2018 following the carve-out transactions as follows:

	2015	2016	2017	2018	2019	Total

Management
Service Contract	$58,600	$51,170	$50,500	$50,500	$-	$210,770
	$58,600	$51,170	$50,500	$50,500	$-	$210,770

18.  Financial instruments

The fair values of the Entity's cash and cash equivalent, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Entity's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a) Currency risk
The Entity's property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Entity's financial position, results of operations and cash flows. The Entity is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Entity does not invest in foreign currency contracts to mitigate the risks.

Almaden Minerals Carve-out
Notes to the carve-out combined financial statements
For the years ended December 31, 2014, 2013 and 2012
Presented in Canadian dollars

18.Financial instruments (Continued)

As at December 31, 2014, the Entity is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$9,850	$145,767
Accounts receivable and prepaid expenses	-	-
Total assets	$9,850	$145,767

Trade and other payables	$-	-
Total liabilities	-	$-

Net assets	$9,850	$145,767

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Entity's net income by $1,000

A 10% change in the Mexican peso relative to the Canadian dollar would change the Entity's net income by $14,500.

(b) Credit risk
The Entity's cash and cash equivalents are held in large Canadian financial institutions. These investments mature at various dates during the twelve months following the statement of financial position date. The Entity's excise tax consists primarily of sales tax due from the federal government of Canada. The Entity is exposed to credit risks through its accounts receivable.

To mitigate exposure to credit risk on cash and cash equivalents, the Entity has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at December 31, 2014, the Entity's maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

(c) Liquidity risk
Liquidity risk is the risk that the Entity will not be able to meet its financial obligations as they fall due. The Entity manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d) Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

A 1% change in the interest rate would change the Entity's net income by $NIL.

Almaden Minerals Carve-out
Notes to the carve-out combined financial statements
For the years ended December 31, 2014, 2013 and 2012
Presented in Canadian dollars

18.  Financial instruments (Continued)

(e) Commodity price risk
The ability of the Entity to explore its exploration and evaluation assets and the future profitability of the Entity are directly related to the market price of gold and other precious metals. The Entity has not hedged any of its potential future gold sales. The Entity monitors gold prices to determine the appropriate course of action to be taken by the Entity.

A 1% change in the price of gold would affect the fair value of the Entity's gold inventory by $22,000.

(f)  Classification of Financial instruments
IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Entity's financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$853,123	$-	$-	$853,123

19.  Segmented information

The Entity operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Entity has exploration and evaluation assets and property, plant and equipment in the following geographic locations:

	Year ended December 31,
	2014	2013

Canada	$25,221	$1,501,266
United States	4	848,945
Mexico	2,671,427	2,632,273
	$2,696,652	$4,982,484

The Entity's revenues were all earned in Canada primarily from investment income.

Almaden Minerals Carve-out
Notes to the carve-out combined financial statements
For the years ended December 31, 2014, 2013 and 2012
Presented in Canadian dollars

20.  General and administrative expenses

		Year ended December 31,
	2014	2013	2012

Professional fees	$65,956	$82,443	$105,278
Salaries and benefits	57,437	53,784	53,508
Travel and promotion	34,778	30,520	37,633
Depreciation	191,033	235,082	248,294
Office and license	29,295	53,708	32,987
Rent	17,696	16,950	15,833
Stock exchange fees	8,829	8,708	10,690
Insurance	8,144	10,078	10,353
Transfer agent fees	2,419	2,354	2,268
Directors fees	4,800	4,800	3,900
Bad debt expense	-	-	4,455
	$420,387	$498,427	$525,199

SCHEDULE “I”

AUDIT COMMITTEE CHARTER

Purpose

To assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control over financial reporting, the audit process, and the company’s process for monitoring compliance with laws and regulations and this code of conduct (the “Charter”).

This Charter is created in order to define the Committee's objectives, the range of its authority, the scope of its activities and its duties and responsibilities. It is intended to give Committee members, management and external auditors a clear understanding of their respective roles. The Committee and the Board will review and assess the adequacy of this Charter annually.

Rules and Regulations

The Committee and its members are governed by the relevant laws, regulations and rules respecting audit committees to which the Company is subject, as promulgated by federal, state or provincial governments, the Securities and Exchange Commission, the Canadian Securities Commissions and Administrators and any other regulatory body or exchange or organised marketplace (collectively, “Regulatory Bodies”).

Authority

The Committee has authority to conduct or authorize investigations into any matters within its scope of responsibility. It is empowered to:

•	With the consent of the Board, retain outside counsel, accountants or others to advise the Committee or assist in the conduct of an investigation.

•	Seek any information it requires from employees-all of whom are directed to cooperate with the Committee’s requests-or external parties.

•	Meet with Company officers, external auditors or outside counsel, as necessary.

•	The Committee is responsible for recommending to the Board the compensation of the external auditors.

•
Subject to the requirements of the Business Corporations Act (British Columbia), the Board maintains the ultimate authority to submit proposals to the shareholders of the Company for the appointment or removal of the external auditors and the determination of such external auditors’ compensation.

•	Approval of non-audit services by the Auditors

•
The Committee approves or pre-approves all non-audit services (as defined in the Sarbanes-Oxley Act of 2002, Multilateral Instrument 52-110 and any other applicable audit committee rules, regulations and policies) rendered by the external auditors of the Company for the benefit of the Company or any of its subsidiaries. The Committee may establish policies and procedures for the pre-approval of non-audit services in accordance with applicable audit committee rules.

Composition

The Committee will consist of at least two and no more than four members of the Board. The Board will appoint committee members and the committee chair.

The majority of the Committee members must be independent, and each member must be financially literate, as defined by applicable regulation and the Board. If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

Meetings

The Committee will meet at least once a year, with authority to convene additional meetings, as circumstances require. All Committee members are expected to attend each meeting, in person or via tele- or video-conference. The Committee will invite members of management, auditors or others to attend meetings and provide pertinent information, as necessary. It will hold private meetings with auditors (see below) and executive sessions. Minutes will be prepared.

Responsibilities

The Committee will carry out the following responsibilities.

Financial Statements

•
Review significant accounting and reporting issues, including complex or unusual transactions and highly judgmental areas, and recent professional and regulatory pronouncements, and understand their impact on the financial statements.

•	Review with management and the auditors the results of the audit, including any difficulties encountered.

•	Review the annual financial statements, and consider whether they are complete, consistent with information known to Committee members, and reflect appropriate accounting principles.

•	Review other sections of the annual report before release and consider the accuracy and completeness of the information.

•	Review with management and the auditors all matters required to be communicated to the Board under generally accepted auditing standards.

•	Understand how management develops interim financial information, and the nature and extent of auditor involvement.

•	Review interim financial reports with management before filing with regulators, and consider whether they are complete and consistent with the information known to Committee members.

Internal Control

•	Consider the effectiveness of the Company’s internal control over annual and interim financial reporting, including information technology security and control.

•	Understand the scope of auditors’ review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management’s responses.

Audit

•
Review the auditors’ proposed audit scope and approach, significant accounting policies, audit conclusions regarding significant accounting estimates/reserves and proposed fee arrangements for ongoing and special projects.

•	Review the performance of the auditors, and exercise final approval on the appointment or discharge of the auditors.

•
Review and confirm the independence of the auditors by obtaining statements from the auditors on relationships between the auditors and the Company, including non-audit services, and discussing the relationships with the auditors.

•	On a regular basis, meet separately with the auditors to discuss any matters that the Committee or auditors believe should be discussed privately.

•
The Committee is responsible for overseeing the work of any external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and external auditors regarding financial reporting.

•	The Committee will review with management and the external auditors the Company's compliance with laws and regulations having to do with accounting and financial matters.

Compliance

•
Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management’s investigation and follow-up (including disciplinary action) of any instances of non-compliance.

•	Review the findings of any examinations by regulatory agencies, and any auditor observations.

•	Review the process for communicating the code of conduct to Company personnel, and for monitoring compliance therewith.

•	Obtain regular updates from management and Company legal counsel regarding compliance matters.

Reporting Responsibilities

•	Regularly report to the Board about Committee activities, issues and related recommendations.

•	Provide an open avenue of communication between the auditors and the Board.

•	Review any other reports the company issues that relate to Committee responsibilities.

Other Responsibilities

•
The Committee shall establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

•	Perform other activities related to this charter as requested by the Board.

•	Institute and oversee special investigations as needed.

•	Review and assess the adequacy of the Committee charter annually, requesting Board approval for proposed changes.

•	Confirm annually that all responsibilities outlined in this charter have been carried out.

•	Evaluate the Committee’s and individual members’ performance on a regular basis.

•	The Committee approves all services to be rendered by the Board or by related entities to such directors (related party transactions).